

2025
ANNUAL REPORT

NOTICE OF 2026 ANNUAL MEETING AND PROXY STATEMENT

FIRST CITIZENS EXECUTIVE LEADERSHIP TEAM

Frank B. Holding, Jr.	Chairman and Chief Executive Officer
Hope H. Bryant	Vice Chairwoman
Peter M. Bristow	President
Craig L. Nix	Chief Financial Officer
Lorie K. Rupp	Chief Risk Officer
Jeffery L. Ward	Chief Strategy Officer
Gregory L. Smith	Chief Information and Operations Officer
West L. Ludwig	Chief Human Resources Officer
Matthew G.T. Martin	General Counsel
Don E. Preskenis	Chief Internal Audit Officer

BOARD OF DIRECTORS

Ellen R. Alemany	Retired; former Vice Chairwoman, First Citizens BancShares, Inc., and former Chairwoman and Chief Executive Officer, CIT Group, Inc.
Victor E. Bell III	Chairman and President, Marjan, Ltd.
Peter M. Bristow	President, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Hope H. Bryant	Vice Chairwoman, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Dr. Eugene Flood, Jr.	Managing Partner, A Cappella Partners
Frank B. Holding, Jr.	Chairman and Chief Executive Officer, First Citizens BancShares, Inc. and First-Citizens Bank & Trust Company
Robert R. Hoppe	Retired; former partner, PricewaterhouseCoopers LLP
David G. Leitch	Retired legal counsel; former Global General Counsel, Bank of America Corporation
Robert E. Mason IV	Chairman, Robert E. Mason and Associates, Inc.
Diane E. Morais	Retired financial services executive; former President of Consumer and Commercial Banking, Ally Bank
Robert T. Newcomb	Retired; former Owner, Chief Executive Officer, and President, Newcomb and Company
R. Mattox Snow III	Retired; former partner and Chairman of the Governing Board, Forvis Mazars, LLP

First Citizens BancShares®

A LETTER FROM THE CHAIRMAN

Frank B. Holding, Jr.



Dear Fellow Shareholders:

As I reflect on 2025, I am filled with immense pride in what First Citizens accomplished this past year. We achieved another year of strong financial results, completed materially all of our integration efforts from the SVB acquisition, announced an expansion of our franchise through a planned branch acquisition and made significant progress against our strategic priorities.

Building capabilities and growing with purpose

Long-term thinking, client centricity and prudent risk management have guided First Citizens for more than 125 years, and we believe this differentiated approach contributed to our success last year. Since 2023, we have been focused on integrating SVB into the franchise and ensuring our risk capabilities are appropriate for our new size and complexity, as well as scalable for continued growth. With this work now largely behind us, we have shifted focus to simplifying and modernizing our technology platforms to better support our clients, allowing us to leverage our scale and position our company for future growth.

We continued to expand our geographic footprint through organic growth initiatives in high-growth markets such as California, Boston and New York. We also announced an agreement to acquire 138 branches from BMO Bank which, upon closing, will expand the reach of our current business while introducing First Citizens into new markets.

The strength and resilience of our company continues to secure our status as one of the premier banking and financial institutions in the nation, underscored by several distinguished recognitions including being named to the Fortune 500 list of the largest U.S.-based companies, being highlighted by Forbes as one of the Most Trusted Companies in America for 2025, being named on Forbes magazine's 2025 list of America's Best Banks and being recognized with 19 Greenwich Excellence and Best Brand Awards in 2025.

Adding to this momentum, our Vice Chairwoman Hope Holding Bryant was named to the 2025 list of The Most Powerful Women in Banking™ by American Banker, one of the most prestigious recognitions in the financial services industry and a testament to her leadership. These external accolades recognize our commitment to superior service and build on our legacy of excellence.

To further enhance our oversight and provide strategic direction, we welcomed Di Morais to our Board of Directors in June 2025. Di is a distinguished leader and executive with more than 30 years of financial services experience, and most recently served as President of Consumer and Commercial Banking at Ally Bank. Her knowledge and experience complement our Board, and we are excited to have her on our team.

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Supporting our clients, colleagues and communities

The strength of our company lies not only in our financial results but also in the exceptional talent of our colleagues who are the bedrock of First Citizens' success. Their expertise, commitment to client service and alignment with our vision and strategy fuel our performance. Throughout 2025, we've worked to streamline teams and processes across front-, middle- and back-office functions to more effectively support our clients while ensuring we continue to deliver a differentiated experience and meet their specialized needs. These efforts are improving client support capabilities, and we are operating with an integrated strategy across our business lines with One Team, One Bank as a guiding principle.



Our approach allows us to offer a diverse set of products and services to our clients, enabling us to support their needs and ambitions at every stage of their financial journeys. Our size, scale and relationship-first approach help us support our clients' greatest aspirations with the care and dedication their goals deserve.

At First Citizens, we measure our success by the depth and longevity of the partnerships we build with our clients and communities. Our efforts come to life through our colleagues, who have helped create a culture of giving back by collaborating with community organizations that uplift people through work in affordable housing, financial education, economic development and health and human services. Our individual and collective efforts last year strengthened and enriched our communities. We are well positioned to continue advancing our citizenship programs to drive lasting change in the communities we serve.

Delivering another year of strong financial results

In 2025, we delivered another successful year as demonstrated by our strong financial performance. Excluding notable items, we generated net income available to common shareholders of $2.3 billion for 2025, representing an adjusted return on equity of 10.80% and an adjusted return on assets of 1.03%.*

Top-line revenue declined from 2024 as expected, due to lower accretion on acquired loans, lower yield on earning assets and higher noninterest expense, partially offset by lower deposit costs and noninterest income growth driven by solid performance in our fee-income producing business lines.

Loans grew by $7.7 billion, up 6% from 2024, driven primarily by the Commercial Bank. We also saw solid deposit growth, growing $6.4 billion, or 4%, over 2024. Both the Commercial Bank and General Bank segments experienced strong loan and deposit growth, and we were able to use the strength of our nationwide Direct Bank to support deposit growth.

While we saw some continued stress in a few loan portfolios, such as general office, innovation and equipment finance, credit quality remained manageable and our net charge-off ratio was aligned with our expectations at 0.45% for the full year, up 6 basis points from 2024. We remain focused on taking proactive steps to limit losses within the aforementioned stressed portfolios and continue to be vigilant with our underwriting standards and ongoing portfolio-monitoring efforts.

Noninterest expense growth continued to be concentrated in a few key areas such as personnel, technology and Direct Bank marketing. While we are making continued investments to allow us to scale efficiently and improve our client experience, we remain focused on long-term value creation, which includes exercising disciplined expense management.

Our high-quality balance sheet continues to be a source of strength thanks to our robust capital and liquidity positions. Our strong capital position enabled us to announce a new $4.0 billion share repurchase plan in July of 2025 and, from June 30, 2024 through December 31, 2025, we repurchased $4.7 billion, or 17.69%, of Class A common shares as of the beginning of that period. Our risk appetite for liquidity remains low and as of year-end, total liquid assets, which consist of cash on hand and high-quality liquid securities, totaled $56.0 billion and represented 35% of total deposits.

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*These non-GAAP measures are reconciled to the most comparable GAAP measures in the Financial Supplement for Q4 2025 located in the Quarterly Results section of our website at https://ir.firstcitizens.com/financial-information/quarterly-results/default.aspx.

Providing exceptional client service and differentiated experience through our diversified business lines

General Bank segment

In the General Bank, we strive to develop and maintain long-term relationships by providing expertise, proactive partnerships and tailored solutions to our clients. The General Bank segment delivers products and services to consumer and business clients through our branch network, Wealth, Community Association Banking and other specialty business lines.

Our General Bank continued to perform well in 2025, showing year-over-year growth in total deposits and expanded noninterest income led by wealth management services and deposit fees and service charges. Contributions to our performance were broad-based across many of our business lines and from offices and branches nationwide.



While the branch network led balance sheet growth for this segment, we also had solid performance in many of our specialty businesses including Community Association Banking, which saw year-over-year deposit growth. It was also an outstanding year for our Wealth business where we achieved another year of double-digit growth in assets under management, which totaled $61 billion at year end. In recent years, we have expanded into new markets and increased product and service offerings, which contributed to our success in 2025 and should position us well for continued growth in 2026.

As we look to 2026, we will continue our focus on growing core deposits through business and commercial relationships. We are also making investments in our systems to support frontline bankers and in our digital channels to further enhance our ability to identify new opportunities and effectively serve existing clients in the channel of their choice.

Commercial Bank segment

The Commercial Bank segment provides lending, leasing, capital markets, asset management, factoring and other financial and advisory services primarily to small and middle-market companies in a wide range of industries. This segment also provides products and services to commercial clients in high-growth innovation markets, such as technology, life sciences and healthcare industries as well as private equity and venture capital firms.

The Commercial Bank grew loans by more than 10% during 2025, led by our Global Fund Banking business. Deposits also increased by almost 4% as the SVB Commercial businesses achieved year-over year growth for the first time since the acquisition and off-balance sheet client funds achieved double-digit percentage growth as well. These results are a testament to the expertise, strategy and teams that are dedicated to delivering differentiated experiences to investors and specialized sectors in the innovation economy.

In 2025, we streamlined teams and processes to help us meet the needs of our clients more efficiently. As we look to 2026, we are focused on optimizing systems and platforms for an improved end-to-end client experience and implementing innovative solutions in areas such as cryptocurrency, payments and international banking. These efforts will help refine our client-centric delivery of products and services to connect our clients with the financial solutions they need to compete and thrive.

Rail segment

Our Rail business continued its outstanding performance in 2025, with strong re-pricing trends that achieved the 14th consecutive quarter of average renewals at 45 months and above. This was accomplished while maintaining solid utilization rates.

Rail's diverse fleet of railcars and locomotives now exceeds 128,000, and we are constantly assessing fleet composition to maintain high-quality assets that are attractive to clients. We expect to maintain our leadership position by adding to the fleet to meet demand and by exploring new strategies to support our clients.

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Advancing strategic focus areas in 2026

Expand capabilities while maintaining a client-first focus

In 2026, we will continue to expand our capabilities and services throughout the organization to prioritize client-centric solutions aligned with our focus on delivering innovative and specialized banking experiences for our clients. For example, we're investing in our digital and payments capabilities to support client needs and to increase our capture of core deposits.

Drive operational efficiency and simplify our environment

In 2025, we made a concerted effort to reduce our operating complexity and position the bank for future growth. Looking ahead, our goal is to continue to make targeted investments in our systems and platforms for an improved end-to-end client experience while also ensuring we balance these investments with operational efficiency. We are committed to delivering positive operating leverage over time by effectively managing expenses.

Optimize our balance sheet for future growth

We made significant progress on balance sheet optimization in 2025, moving our capital ratios closer to our long-term targets and increasing core deposits to support loan growth and long-term funding optimization. In 2026, we expect to continue our focus on growing deposits to support funding needs and optimizing capital to our target range through share repurchases.

Focus on talent acquisition and retention

Throughout 2025, we invested in talent to enhance our competitive capabilities and meet the evolving needs of our clients. We remain dedicated to attracting, retaining and developing our associates given that specialized service is paramount to our success.

Finally, prudent risk management will remain a guiding principle across all our strategic efforts, and our disciplined underwriting and proactive risk management practices will continue to serve us well as they have throughout our more than 125-year history.

Thank you

I am pleased with our 2025 financial performance, and we remain optimistic about the future. Our commitments to prudent risk management, innovation, continued growth, operational efficiency, client-centricity and long-term thinking will continue to guide us as we navigate fluctuating interest rates, changing regulatory environments and evolving market conditions. On behalf of the Board of Directors, I would like to express gratitude to our shareholders, clients and associates for your trust and support. Together, we will continue to build a resilient, forward-thinking institution that grows with the greatest ambitions of our stakeholders.

Sincerely,

Frank B. Holding, Jr.
March 23, 2026

NOTICE OF 2026 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

The 2026 Annual Meeting of Stockholders of First Citizens BancShares, Inc. (the "Annual Meeting") will be held in a virtual format at the time and in the manner described below.

Date and Time:

Monday, May 4, 2026
9:00 a.m. Eastern Daylight Time

Place:

The Annual Meeting will be a virtual stockholder meeting at *www.virtualshareholdermeeting.com/FCNCA2026.*

To attend the Annual Meeting, go to the website above at the meeting time and enter your unique 16-digit "Control Number." Your Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Help and technical support for accessing and participating in the virtual Annual Meeting will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International). You may begin to log into the meeting website at 8:45 a.m. EDT on the meeting date.

Matters to be Voted On:

Proposals Submitted by Board of Directors

1. Election of 12 directors for one-year terms.

2. Non-binding advisory resolution to approve compensation paid or provided to our named executive officers as disclosed in our Annual Meeting proxy statement (a "say-on-pay" resolution).

3. Proposal to ratify the appointment of KPMG LLP as our independent accountants for 2026.

Proposal Submitted by a Stockholder

4. Proposal requesting a report on faith-based employee resource groups.

> ***Our Board of Directors unanimously recommends that you vote:***
> ***"For" each of the nominees named in Proposal 1;***
> ***"For" Proposals 2 and 3;***
> ***and***
> ***"Against" Proposal 4.***

This notice and the enclosed proxy statement and proxy card are being first sent to our stockholders on or about March 23, 2026.

By the Order of the Board of Directors

Matthew G.T. Martin

Matthew G.T. Martin, Corporate Secretary



PROXY VOTING



INTERNET
Visit *www.proxyvote.com* and follow the instructions on your proxy card.



TELEPHONE
Call 1-800-690-6903 and follow the instructions on your proxy card.



MAIL
Sign, date, and mail your proxy card in the enclosed envelope.



DURING THE MEETING
Vote online during the meeting by following the instructions on the virtual meeting platform.

To vote, you will need your 16-digit Control Number included on your proxy card or broker voting instruction form.

Record Date:
The record date for the determination of stockholders entitled to vote at the Annual Meeting is March 6, 2026 (the "Record Date"). You are entitled to participate remotely in the Annual Meeting if you were a holder of record, or the beneficial owner in "street name," of shares of our Class A Common Stock or Class B Common Stock as of the close of business on the Record Date. Record holders may cast one vote for each share of our Class A Common Stock and 16 votes for each share of our Class B Common Stock they held on the Record Date.

PROXY STATEMENT TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL STOCKHOLDER MEETING TO BE HELD ON MAY 4, 2026.

The notice of meeting, proxy statement, and annual report to security holders are available at: www.proxyvote.com.

Cautionary Note Regarding Forward-Looking Statements and Website References

Certain statements in this proxy statement, including statements in the section titled "2025 Business Highlights," and statements in the letter from Chairman and Chief Executive Officer Frank B. Holding, Jr., in our 2025 Annual Report to Security Holders, are "forward-looking statements" within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical or current facts, including statements regarding our plans, targets, commitments, strategies, and goals and the assumptions underlying those statements, are forward-looking. In some cases, forward-looking statements may be identified by the use of words like "believe," "could," "expect," "anticipate," "estimate," "plan," "intend," "may," "should," "will," "would," "future," "consider," "project," "forecast," "pending," and similar expressions with references to the future. Forward-looking statements reflect our current expectations and good-faith evaluation of information available at the time the forward-looking statements were made and are inherently uncertain and subject to a number of risks and uncertainties, many of which are beyond our control, and they should not be relied upon as guarantees of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks discussed in our most recent Annual Report on Form 10-K and subsequent Securities and Exchange Commission filings. Various factors, including future events, may cause our actual, results, performance, or achievement to differ materially from those expressed or implied by these forward-looking statements, and actual outcomes and results may differ materially. All forward-looking statements in this proxy statement and the letter from Mr. Holding are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

In connection with the solicitation of proxy appointments for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation, you should not rely on it as having been authorized by us.



Physical Address:
4300 Six Forks Road
Raleigh, North Carolina 27609

Principal Office Mailing Address:
Post Office Box 27131
Raleigh, North Carolina 27611-7131

PROXY STATEMENT

VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is dated and is being first sent to our stockholders on or about March 23, 2026, by the Board of Directors of First Citizens BancShares, Inc. in connection with our solicitation of proxy appointments in the form of the enclosed proxy card for use at the 2026 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournments of the meeting.

PROXY SUMMARY

This summary highlights information about our company and information contained elsewhere in this proxy statement, but it does not contain all the information you should consider before you vote. You should carefully read this entire proxy statement and the detailed financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report"), which accompanies this proxy statement. Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

2026 Annual Meeting of Stockholders

**Time and Date** Monday, May 4, 2026 9:00 a.m. EDT	**Virtual Location** www.virtualshareholdermeeting.com/FCNCA2026	**Record Date** March 6, 2026

If for any reason we are not able to convene the Annual Meeting, or if after being convened the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or posted on the meeting website during the scheduled time for the meeting, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above, and no further notice of the date and time of the reconvened meeting will be required unless the adjournment is for more than 30 days or the Record Date is changed. The instructions described in this proxy statement for accessing, participating in, and voting at the original meeting will apply to any such reconvened meeting.

More detailed information about the Annual Meeting and instructions on how you can participate in and vote at the meeting are contained under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."

Voting Securities

Our voting securities are the outstanding shares of our Class A Common Stock ("Class A Common") and Class B Common Stock ("Class B Common"). On the Record Date, there were 10,827,919 and 1,005,185 outstanding shares of Class A Common and Class B Common, respectively. You may cast one vote for each share of Class A Common and 16 votes for each share of Class B Common that you held of record on the Record Date on each director to be elected and on each other matter voted on by stockholders at the Annual Meeting. Votes may not be cumulated in the election of directors.

Proposals and Voting Recommendations

At the Annual Meeting, our stockholders will vote on the following proposals.

Proposal Number	Description	Votes Required for Approval	Board Recommendation	Page
Proposals Submitted by our Board of Directors				
1	Election of 12 directors	Plurality of votes cast in the election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE **"FOR"** EACH NOMINEE	11
2	Advisory vote on executive compensation	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE **"FOR"** PROPOSAL 2	83
3	Ratification of appointment of independent accountants	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✔ VOTE **"FOR"** PROPOSAL 3	85
Proposal Submitted by a Stockholder				
4	Proposal requesting a report on faith-based employee resource groups	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	✘ VOTE **"AGAINST"** PROPOSAL 4	87

Stockholders also will vote on such other matters as may properly come before the meeting. However, our Board of Directors currently knows of no matters that may be voted on at the Annual Meeting other than the matters listed above.

Proxy Voting Methods

Record holders of our common stock may vote in the following ways. More detailed instructions for voting are contained in this proxy statement under the heading "FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING."



INTERNET	TELEPHONE	MAIL	DURING THE MEETING
Visit *www.proxyvote.com* and follow the instructions on your proxy card.	Call 1-800-690-6903 and follow the instructions on your proxy card.	Mark, sign, and date your proxy card and mail it in the enclosed envelope.	Vote online during the meeting by following the instructions on the virtual meeting platform.

Even if you plan to participate remotely in the virtual Annual Meeting, to ensure that your shares will be represented at the meeting, we encourage you to vote your shares in advance online, by phone, or by mail if you are a record holder of shares, or to give your voting instructions in advance to your bank, broker, or other nominee if you are a beneficial holder of shares held in "street name."

Who We Are

First Citizens BancShares, Inc. is a top 20 U.S. financial institution with more than $200 billion in assets and is the holding company of First-Citizens Bank & Trust Company ("FCB"), its banking subsidiary. We help personal, business, commercial, and wealth clients build financial strength that lasts. Headquartered in Raleigh, N.C., we have built a unique legacy of strength, stability, and long-term thinking that has spanned generations. With a workforce of more than 18,000 associates, we provide an array of general banking services with branches and offices nationwide; commercial banking expertise delivering best-in-class lending, leasing, and other financial services coast to coast; innovation banking serving businesses at every stage; and a nationwide direct bank (the "Direct Bank").

Our Vision and Unique Value. We aim to build lasting financial security that grows with the greatest ambitions of our clients, colleagues, and communities. For more than 125 years, we have served the financial needs of our clients and communities and provided a place for our associates to grow in their careers. Through the decades, we have maintained a strong balance sheet and solid capital and liquidity, and have operated with prudent risk management.

The following foundation guides how we operate to create long-term value for our stakeholders:

- **Client-centricity:** We provide deep understanding, expert guidance, and tailored solutions that evolve and drive personal and commercial growth at every stage of our clients' financial journey.
- **Long-term thinking:** We take a long-term approach focusing on our clients' success now and in the future as well as our business over time.
- **Relationship-based:** We believe in banking on a first name basis, building strong, lasting client relationships, and fostering a culture of confidence, trust, and support.
- **Right size, right fit:** We combine size, scale, and expertise to match our clients' greatest aspirations with the care and dedication their goals deserve. In addition to financial metrics, we measure success by the positive impact we create in the communities we serve. We have a long history of giving back, collaborating with community organizations that uplift people through our work in affordable housing, financial education, economic development, and health and human services.

Our History and Evolution. We were founded as the Bank of Smithfield in North Carolina in 1898 and served primarily agricultural customers. More than 125 years later, we are a top 20 U.S. financial institution and a member of the Fortune 500, and have been recognized by Forbes in 2025 as one of America's Best Banks and Most Trusted Companies in America. In addition, as one of the few remaining large family-led banks, we maintain an independent mindset and an ability to act with speed, focus, and long-term discipline.

Over the years, we have expanded our geographic footprint and client segments, widened the scope of our products and services to support them, enhanced our talent, and gained even greater sector-specific expertise. Now with more than $200 billion in assets and with branches and offices nationwide, we provide financial services to a wide range of consumer and commercial clients.

Our Strategic Positioning. Our strategy is anchored on being the bank clients trust and turn to at every stage of their financial journeys. Whether opening a first checking account, expanding a business, managing wealth, or navigating complex commercial structures, we offer clients deep sector expertise, a broad platform, and a personal approach. Our scale enables us to invest in best-in-class solutions, while our relationship-based, client-centric approach reflects our personal dedication and genuine interest in our clients' success.

We Are Forward-Looking. We have built resilience through disciplined underwriting and a balanced portfolio, enabling us to support clients through all economic cycles. Our story is built on more than a century of service, and we are committed to carrying forward the same values that have guided us: we put clients first, embrace differences, respect and have empathy for one another, collaborate as a team, and are forward-looking. These values reflect our belief that long-term success relies equally on what we do and how we do it. The way people bank with us will continue to evolve, but the values and behaviors that unite and guide us remain the same. For the benefit of our clients, associates, and communities, we aim to meet clients' needs today and serve as a trusted partner in the achievement of their goals and ambitions for years to come. We welcome the opportunity to help clients build their futures while we continue to shape ours.

Supporting Our Workforce. Our ability to attract, retain, and develop associates is critical to our success. We strive to ensure we have the right talent in the right jobs and with the right skills to fulfill our strategic objectives.

We have cultivated a culture that prioritizes shared values and behaviors in support of our business strategy.

Our human resources team works to identify and deploy the critical talent needed to support our strategic objectives and our culture. We attract and retain talent by offering learning and development opportunities, internal career mobility, a comprehensive total rewards package, and a welcoming values-based culture.

We value diversity – in people, in the markets we serve, and in the products and services we offer. We seek individuals with varied backgrounds because we understand that our differences contribute to a diversity of thought that enhances associate and customer relationships and propels innovation in our products and services.

2026 Director Nominees

The 12 nominees for election as directors at the Annual Meeting are listed below. Further information regarding the nominees and their experience and qualifications is contained in this proxy statement under the heading "PROPOSAL 1: ELECTION OF DIRECTORS." Nominees' ages listed in the table are as of the date of this proxy statement.

Name and Age	Principal Occupation	Independent Director?	Committee Membership (C=Chair; VC=Vice Chair)	Board Tenure	2025 Board and Committee Meeting Attendance (1)
Ellen R. Alemany 70	Retired; our former Vice Chairwoman and former Chairwoman and Chief Executive Officer of CIT	—	Risk Technology	4 Years	100%
Victor E. Bell III 69	Chairman and President, Marjan, Ltd.	✔	Audit CNG (2)	24 Years	100%
Peter M. Bristow 60	Our and FCB's President	—	None	12 Years	100%
Hope H. Bryant 63	Our and FCB's Vice Chairwoman	—	Executive (VC) Trust	20 Years	91%
Dr. Eugene Flood, Jr. 70	Managing Partner, A Cappella Partners	✔	Risk Technology (C) Trust (C)	3 Years	94%
Frank B. Holding, Jr. 64	Our and FCB's Chairman and Chief Executive Officer	—	Executive (C)	33 Years	100%
Robert R. Hoppe 74	Retired; former partner, PricewaterhouseCoopers LLP	✔	Risk (C) Executive	12 Years	100%
David G. Leitch 65	Retired legal counsel; former Global General Counsel, Bank of America Corporation	✔	Audit CNG	2 Years	97%
Robert E. Mason IV 67	Chairman, Robert E. Mason and Associates, Inc.	✔	Audit CNG Technology	19 Years	97%
Diane E. Morais 60	Retired financial services executive; former President of Consumer and Commercial Banking, Ally Bank	✔	Risk Technology	Since July 1, 2025	100%
Robert T. Newcomb 65	Retired; former Owner, Chief Executive Officer, and President, Newcomb and Company	✔ Lead Independent Director	CNG (C) Executive	24 Years	100%
R. Mattox Snow III 62	Retired; former partner and Chairman of the Governing Board of Forvis Mazars, LLP	✔	Audit (C) Trust Executive	1 Year	100%

(1) Does not include meetings of working groups of directors.
(2) CNG refers to our Compensation, Nominations and Governance Committee.

Nominee Profile



Nominee Ages — **65** Median Age
- 60-65 Years (7 nominees)
- 66-70 Years (4 nominees)
- 71+ Years (1 nominee)

Board Refreshment — **12** Years Median Tenure
- 0-10 Years (5 nominees)
- 11-20 Years (4 nominees)
- 21-30 Years (2 nominees)
- 31-40 Years (1 nominee)

Nominee Independence — **67%** Independent
- Independent (8 nominees)
- Non-Independent (4 nominees)

2025 Business Highlights

Financial Performance – For the year ended December 31, 2025, net income was $2.21 billion, a decrease of $571 million from $2.78 billion for the prior year. Earnings per diluted common share for 2025 was $165.24, a decrease of $24.17 from $189.41 for the prior year. Our return on average assets was 0.96% during 2025 compared to 1.26% during 2024. Our return on average common equity was 10.03% and 12.68% for 2025 and 2024, respectively. The declines from the prior year were mostly driven by lower net interest income driven by lower interest rates and declining purchase accounting accretion, as well as higher noninterest expense, only partially offset by higher noninterest income.

Net Interest Income and Margin Declined but Remain Resilient – Net interest income totaled $6.81 billion for 2025, a decrease of $329 million from $7.14 billion for the prior year. Net interest margin was 3.25% for 2025, a decrease of 29 basis points compared to 3.54% for the prior year. The declines in both were driven primarily by lower yields on interest-earning assets, a lower average balance of interest-bearing deposits, and lower purchase accounting accretion. These declines were partially offset by a decline in the rate paid on interest-bearing deposits and a higher average balance of loans and investment securities.

Noninterest Income Expansion – Noninterest income for 2025 was $2.73 billion, an increase of $112 million from the prior year, driven primarily by an increase in rental income on operating lease equipment in our rail business driven by strong utilization rates, higher wealth management income largely driven by growth in assets under management, increased international and deposit fees, as well as solid performance across many other fee income producing business lines.

Loan Growth – Total loans and leases at December 31, 2025 were $147.93 billion, an increase of $7.71 billion or 5.5% from December 31, 2024. The increase over the prior year was driven primarily by $7.64 billion of growth in the Commercial Bank segment given strong growth in Global Fund Banking and in our industry verticals within Commercial Finance. Loan growth in the General Bank segment totaled $71 million driven primarily by increases in Wealth & Private Banking and the branch network. General Bank growth for the full year was impacted by a transfer of $694 million in residential loans to held for sale.

Deposit Growth – Total deposits at December 31, 2025 were $161.58 billion, an increase of $6.35 billion or 4.1% from December 31, 2024 driven by broad-based growth across our segments. The largest contributor was the Direct Bank, which increased $3.71 billion from the prior year while the General and Commercial Bank segments increased by $1.84 billion and $1.51 billion, respectively.

Asset Quality – Net charge-offs totaled 0.45% of average loans during 2025, up six basis points from 2024. The allowance for credit losses as a percentage of total loans was 1.06% at December 31, 2025, a decrease of 14 basis points from 1.20% at December 31, 2024.

Maintained Solid Capital While Executing on Our Share Repurchase Program – Our capital position remained strong throughout the year, and we reported a common equity Tier 1 ratio of 11.15% at December 31, 2025. During 2025, we returned $3.03 billion of capital to stockholders through our share repurchase program and repurchased approximately 1.58 million shares of Class A Common.

Liquidity Remained Strong – We strive to maintain a strong liquidity position, and at December 31, 2025, we had $56.01 billion in liquid assets, or approximately 24% of total assets, consisting of cash and high-quality liquid securities.

2025 Executive Compensation Highlights

The table below describes the key objectives of our executive compensation program, the principal components of executive compensation, and actions by the CNG Committee and the Boards during 2025 to align with those objectives.

Compensation Objectives	How Our Compensation Program Supports Our Compensation Objectives
Reward sustained long-term performance and long-term service and loyalty.	• **Long-Term Incentive Plan Awards.** Approved the grant of new cash-based performance awards under FCB's Long-Term Incentive Plan (the "LTIP") for a three-year performance period (2025-2027) based on the same performance criteria as in prior years (growth in the tangible book value per share of our common stock plus cumulative dividends paid per common share).
Balance business risk with sound financial policy and stockholders' interests and align the interests of executive officers with the long-term interests of stockholders by encouraging growth in the value of our company and our stockholders' investments.	• **Continued Focus on Performance-Based Compensation Relative to Total Compensation.** Continued to increase the percentages of the total compensation for our named executive officers ("NEOs") that are performance based and to focus on performance-based compensation as a substantial component of our NEOs' total compensation. • **LTIP Performance Goals.** Continued to base LTIP performance awards for executive officers primarily on growth in tangible book value, which the CNG Committee believes is a key driver of long-term value. • **Merger Performance Plan.** Approved award opportunities with respect to the SVB Acquisition under FCB's Merger Performance Plan ("MPP") to motivate and reward eligible associates, including executive officers, who had significant involvement in and responsibility for post-acquisition processes by offering them cash incentives dependent on realization of benefits to our company and stockholders. Performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals. The award opportunities for the SVB Acquisition are expected to be the final opportunities under the MPP with respect to that transaction. • **Incentive Compensation Risk Management Program.** Maintained an Incentive Compensation Risk Management Program, including ongoing risk-balancing processes and mechanisms that help identify and mitigate risks that might arise from incentive compensation arrangements. • **Clawback Policies.** Maintained policies and other mechanisms to claw back executive compensation in the event of material miscalculations, including those resulting from accounting restatements, failures to manage material risks or address significant regulatory or audit issues, or significant violations of our Code of Ethics, other internal policy, or law.
Attract, motivate, and retain talented executive officers, and provide compensation to executive officers that is competitive with comparable financial services companies.	• **Pay Competitiveness.** Continued to assess, with the assistance of its independent compensation consultant, the competitiveness of our executives' compensation against comparably sized banking and financial services institutions with which we compete in order to provide competitive compensation programs that attract, retain, and motivate talented executives with strong track records of success, and to help assure a high performing and stable leadership team.

Key Corporate Governance Highlights

Board Composition and Independence	• **Independent Director Nominees.** Eight of 12 director nominees are independent. • **Annual Independence Determination.** The CNG Committee reviews the independence of outside directors each year in connection with the Boards' annual determination of director independence. • **Annual Election of Lead Independent Director.** Independent directors each year elect a Lead Independent Director who has broad authority and responsibility over Board governance and operation. • **Key Committees Independent.** Independent directors compose 100% of the membership of each of the Audit and CNG Committees, and 75% of the membership of each of the Risk and Technology Committees. • **Regular Executive Sessions.** Independent directors meet in executive session on a regular basis without members of management or non-independent directors present. • **Interaction With and Access to Senior Executives, Associates, and Advisors.** Independent directors and committees have significant interaction with senior executives and access to other associates and to our outside advisors. • **Ability to Hire Outside Experts and Consultants.** Independent directors and committees have the ability to hire separate outside experts and consultants, at our expense, and to conduct independent investigations.
Board Qualifications and Evaluations	• **Board Skills and Experience.** Board skills and experience are aligned with our overall strategy. • **Board Orientation and Continuing Education Program.** Our Board orientation and continuing education program supports ongoing director development. • **Board and Committee Self-Evaluation.** The CNG Committee coordinates annual Board and committee self-assessments encompassing duties and responsibilities, performance, Board and committee structure, culture, process, and execution.
Board Structure, Refreshment, and Diversity	• **Annual Election of Directors.** Directors are elected annually for one-year terms. • **Retirement Policy.** No person is eligible to stand for election as a director at any stockholder meeting following the calendar year in which he or she reaches 75 years of age. The Board has the ability to waive the policy for compelling reasons. The Board approved no waivers from the retirement policy in connection with the Annual Meeting. • **Gender and Racial Diversity.** Gender and racial diversity are represented on our Board. • **Board Refreshment.** Five of our nine current non-management directors have served for four or fewer years. • **Diversity of Tenure.** Diversity of tenure provides balance of historical knowledge and new perspectives.

Board Policies and Practices	**Chief Executive Officer Evaluations.** The CNG Committee conducts annual evaluations of our Chief Executive Officer's performance. **Stock Ownership.** Each director is encouraged to own an amount of our stock that is significant in light of his or her financial means. **No Hedging of our Common Stock.** Our Anti-Hedging and Pledging Policy and our Insider Trading Policy prohibit our directors and executive officers from hedging any shares of our common stock. **No Pledging of our Common Stock.** Our Anti-Hedging and Pledging Policy and our Insider Trading Policy generally prohibit any director or executive officer from pledging any shares of our common stock, subject to "grandfathered" pledges and exceptions approved by the Audit Committee for pledge arrangements by a director or executive officer that the Committee concludes are not reasonably likely to pose a material risk to our company or the market for our common stock. **Service on other Company Boards.** Service by our directors on the boards of other companies is not restricted, but our Corporate Governance Guidelines state our expectation that such service will not interfere with our directors' abilities to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders, and directors must advise the Chairpersons of the Board and the CNG Committee in advance of accepting an invitation to serve on another public company board. **Annual Review of Corporate Governance Guidelines.** The CNG Committee and our Board conduct an annual review of our Corporate Governance Guidelines to ensure alignment with best practices. **Independent Compensation Consultant.** The CNG Committee retains an independent compensation consultant (which provides no other services to us or FCB) to assist each year in the evaluation of our executive and director compensation programs and in the committee's executive and director compensation decisions and recommendations. **Insider Trading Policy.** Our Insider Trading Policy and Code of Ethics prohibit trading in our securities, or the securities of any other company with which we do business, by directors, executive officers, and associates while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing, material non-public information regarding our company or any other company with which we do business. The Policy also requires that our directors, executive officers, and certain of our associates obtain preclearance before they trade in shares of our stock and prohibits them from trading shares of our stock at times when we have closed the trading window for our shares.

Board Oversight of Risk	• **Boards' Role in Risk Management.** The Boards' role in risk oversight is an integral part of our overall Risk Management Framework, with the Boards administering their oversight functions primarily through committees. • **Risk Management Framework.** Our Risk Committee oversees implementation of the Risk Management Framework and reviews and recommends for approval to the Boards our Risk Appetite Policy and Risk Appetite Statement. • **Human Capital Management.** The CNG Committee regularly reviews and oversees, with the human resources department, human capital management risks including strategies and initiatives on workforce planning, associate well-being, talent acquisition, retention, and engagement. The Risk Committee, through the Operational Risk and Compliance Risk Committees and the human resources department, receives reports as appropriate with respect to various human resources metrics, such as associate voluntary and involuntary turnover, hiring, and succession. • **Technology & Cyber Risk / Business Continuity.** The Technology Committee periodically reviews information security policies and technology risk management programs and practices, including those designed to protect customers' and associates' data, records, and proprietary information. The Committee also reviews reports on our business continuity and disaster recovery program that is designed to safeguard against disruptions from events such as cyberattacks, natural disasters, and man-made events. In addition, the Risk Committee periodically receives and reviews management reports related to our operational risk exposures, including those attributable to financial loss or harmful reputational impacts resulting from inadequate or failed systems or technology. • **Compensation Risk Management.** The CNG Committee establishes our compensation philosophy and regularly reviews that philosophy and our compensation practices to determine the overall risk profile of our compensation program. As part of that risk oversight process, the CNG Committee reviews at least annually our incentive plan program design, process, and monitoring. The Risk Committee also reviews risk related to our operations, which includes compensation, and generally holds at least one joint meeting with the CNG Committee on an annual basis.
Sustainability Practices	• **Sustainability.** Our commitment has always been to deliver for the long-term success of our clients and the communities we serve. We remain committed to integrating sustainable practices into our strategy and operations and promoting positive and lasting benefits. Our short- and long-term strategy includes supporting our clients in the sustainability and energy space. • **Governance.** Our sustainability strategy is overseen by our Boards, Executive Leadership Team, and leaders across the company representing our strategy, risk, finance, and legal departments.
Culture and Ethics	• **Pillars of our Culture.** Building relationships, client centricity, and a long-term focus are the cultural pillars we rely upon to build our programs and deliver on our business strategy. • **Code of Ethics.** Our Boards have adopted a Code of Ethics that applies to all directors, executive officers, and associates, including our financial officers, as well as a code of ethics that applies to contingent workers we engage on a temporary basis. • **Inclusion.** We prioritize creating connections, achieving our clients' goals, fostering a culture of belonging, and promoting educational and engagement opportunities to deepen relationships across the company. Given our relationship-based culture, we believe it is important that associates feel respected, included, and valued and that we provide access to resources and opportunities that support long-term business success for FCB and our associates.

Culture and Ethics (continued)	• **Onboarding.** The way in which we welcome new associates into FCB lays the foundation for their future. We want everyone who joins us to feel welcomed, engaged, and connected to the organization and their team. We recognize that managers play a critical role in building relationships with our new associates and cultivating our client-centric culture, so we support them in these efforts. • **Associate Satisfaction.** We recognize that listening to our associates and their input is integral to providing long-term value for our clients, communities, and stakeholders. We build a strong culture by focusing on aligning business strategy with our values and fostering a work environment where our associates feel valued, respected, and empowered to be their best. • **Charitable Giving.** In our line of work, people come first. That is why we are proud to lend our support to causes that help people in need. We work with organizations in the communities we serve to help make our communities stronger. Our charitable giving is an important component of our business development efforts and positions us as a responsible corporate citizen, enabling our associates to engage with nonprofit partners. • **Volunteerism.** Associate volunteering is foundational to our commitment to engaging and supporting the communities where we live and work. We encourage our associates to invest their time and expertise through company-sponsored volunteer activities as well as on their own time. Our volunteer paid time off program offers associates the opportunity to support and contribute to organizations and causes important to them.

Proxy Statement Definitions

In this proxy statement, except where the context indicates otherwise:

- "you," "your," and similar terms refer to the stockholder receiving this proxy statement;

- "we," "us," "our," and similar terms refer to First Citizens BancShares, Inc., and, as the context may require, collectively to us and our subsidiaries, including First-Citizens Bank & Trust Company, our bank subsidiary;

- "FCB" refers to First-Citizens Bank & Trust Company;

- "associates" refers to our employees;

- "our Board" or "the Board" refers to our Board of Directors;

- "our Boards" or "the Boards" refers jointly to our Board of Directors and the Board of Directors of FCB;

- "FCB-SC" refers to the former First Citizens Bank and Trust Company, Inc., which, along with its parent holding company, First Citizens Bancorporation, Inc., we acquired in a merger transaction during 2014;

- "CIT" refers to CIT Group Inc. and, as the context may require, collectively to CIT and CIT Bank, N.A., OneWest Bank, and Mutual of Omaha Bank, CIT's former bank subsidiaries, which we acquired in a merger;

- "CIT Merger" refers to our merger with CIT effective on January 3, 2022;

- "SVB" refers to Silicon Valley Bank from which, through the Federal Deposit Insurance Corporation ("FDIC") as receiver for Silicon Valley Bridge Bank, N.A. ("SVBB"), FCB acquired certain assets and assumed certain liabilities;

- "SVB Acquisition" refers to FCB's acquisition of certain assets and assumption of certain liabilities from FDIC as receiver for SVBB effective on March 27, 2023;

- "SEC" refers to the Securities and Exchange Commission; and

- "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board of Directors unanimously recommends that you vote "FOR" each of the nominees named below.

General

Our Bylaws provide that:

- our Board will consist of not less than five nor more than 30 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and

- subject to any limitations on service prescribed by the Boards, our directors are elected each year at the annual meeting of stockholders for terms extending to the next Annual Meeting at which directors are elected, or until their deaths, resignations, retirements, removals, or disqualifications, or until their successors have been duly elected and qualified.

Our company and FCB each has a board of directors. Historically, the membership of FCB's Board has been the same as the membership of our Board, and we expect that to continue. Accordingly, we expect to appoint the nominees elected to our Board at the Annual Meeting to also serve as members of the Board of FCB for the year following the meeting.

Our Board currently consists of 12 directors, and the Board has set the number of our directors at 12 for the year following the Annual Meeting. As a result, at the Annual Meeting our stockholders will vote on and elect 12 directors. Following the recommendation of our CNG Committee, the Board has nominated all of our current directors for election as directors for new terms. The nominees include Diane E. Morais, who was first appointed by the Board as a director effective July 1, 2025. If before the Annual Meeting any nominee becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal, or removal, and if a substitute nominee is not named by our Board, the number of directors to be elected at the Annual Meeting will be reduced accordingly.

In recommending nominees for election as directors at the Annual Meeting, the CNG Committee considered a number of factors, including the nominees' experience, qualifications, and skills described in their biographies and other information below and the other factors described under the caption "COMMITTEES OF OUR BOARD — Compensation, Nominations and Governance Committee." Additionally, the Committee considered, among other factors, each incumbent director's preparedness for, engagement in, and contributions to meetings and deliberations of the Boards and committees on which they serve.

In the information below, the nominees' listed ages are as of the date of this proxy statement, and their biographical information, and information regarding their experience and qualifications, was provided by the nominees.

Summary of Director Nominee Skills

The chart below identifies skills that our director nominees named below indicate that they provide to our Board, developed either through past service on our Board or through other professional pursuits.

	Holding	Alemany	Bell	Bristow	Bryant	Flood	Hoppe	Leitch	Mason	Morais	Newcomb	Snow
Audit, Financial Reporting or Accounting	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Banking Sector Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
ESG (Environmental, Social, Governance)		✔			✔			✔	✔	✔		✔
Executive Compensation and Benefits	✔	✔	✔	✔	✔	✔		✔	✔	✔	✔	
Executive Leadership	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Government Affairs, Legal and Compliance		✔	✔				✔	✔	✔			
Human Capital Management	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔	
Public Company Board Service or Corporate Governance	✔	✔	✔	✔	✔	✔	✔	✔	✔		✔	✔
Risk Management	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔	✔
Strategic Planning	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔	✔
Technology, Cybersecurity and Information Security		✔				✔			✔	✔		

Nominees

A listing of and information about each of the 12 nominees is set forth below.



Ellen R. Alemany

Age: 70

Director Since: 2022

Independent Director: No

Current Board Committee Service:
- Risk Committee
- Technology Committee

PRINCIPAL OCCUPATION

- Retired banking executive
- **First Citizens BancShares and FCB**
  - ➤ Special Advisor to our Chairman and Chief Executive Officer (January 2023 through December 2023)
  - ➤ Former Vice Chairwoman (January 2022 through December 2022)
  - ➤ Employed by FCB from January 2022 to January 2024
- **CIT Group Inc. and its subsidiary, CIT Bank, N.A.**
  - ➤ Chairwoman and Chief Executive Officer (2016-2022)
  - ➤ Director, CIT Group Inc. (2014-2022)
- **RBS Americas ("RBS")**
  - ➤ Head of management structure that oversees Royal Bank of Scotland's American business (2007-2013)
- **RBS Citizens Financial Group, Inc. (subsidiary of RBS)**
  - ➤ Chief Executive Officer and Chairwoman (2008-2013)
- **Citigroup (1987-2007)**
  - ➤ Chief Executive Officer, Global Transaction Services (2006-2007)
  - ➤ Executive Vice President, Commercial Business Group (2003-2006)
  - ➤ President and Chief Executive Officer, CitiCapital (2001-2006)

KEY EXPERIENCE AND QUALIFICATIONS

- **Visible and active community leader:** Extensive community and public leadership experience, including as a former member of the Global Board of Advisors of Operation Hope.

- **Management and financial experience:** Over 45 years of management experience in banking and financial services, including chief executive experience with a large, multinational commercial bank, as well as global financial management and regulatory experience.

- **Corporate governance expertise:** Service on boards of directors and board committees of public companies and large nonprofits. Served on the Federal Reserve's Federal Advisory Council.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Vice Chairwoman, Center for Discovery
- Former Director, Fidelity National Information Services, Inc.
- Former Director, Dun & Bradstreet Holdings, Inc.
- Former Member, Board of Trustees for The Conference Board



Victor E. Bell III

Age: 69

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Compensation, Nominations and Governance Committee

PRINCIPAL OCCUPATION
- Chairman and President, Marjan, Ltd. (real estate and other investments) (since 1986)

KEY EXPERIENCE AND QUALIFICATIONS
- **Management and financial experience:** More than 40 years managing, operating, and growing a family-owned real estate and investment business.
- **Market expertise:** Familiarity with real estate, real estate-related investment, the medical community, and area universities.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Chairman and President, North Carolina Museum of History Foundation
- Chairman and President, Ravenscroft School Foundation
- Member, Board of Trustees, YMCA of the Triangle
- Chairman and President, White Memorial Presbyterian Church Foundation
- Former Vice Chairman, A. E. Finley Foundation
- Former Trustee, North Carolina Retirement Systems division of the Department of State Treasurer
- Former Member, Board of Visitors, UNC Lineberger Comprehensive Cancer Center
- Former Member, Board of Visitors, Saint Mary's School



Peter M. Bristow
Our and FCB's President

Age: 60

Director Since: 2014

Independent Director: No

Current Board Committee Service:
- None

Family Relationships:
- Mr. Bristow is the brother-in-law of Mr. Holding and Mrs. Bryant

PRINCIPAL OCCUPATION
- **First Citizens BancShares and FCB**
  - ➢ President (since 2014)
  - ➢ Employed by FCB since 2014 and FCB-SC since 1991
- **First Citizens Bancorporation, Inc. and its subsidiary bank, First Citizens Bank and Trust Company, Inc.**
  - ➢ President and Chief Operating Officer (2001-2014)

KEY EXPERIENCE AND QUALIFICATIONS
- **Strong leader with extensive management and financial experience:** More than 33 years in the banking industry in retail, wealth management, commercial, and small business banking lines.
- **Market and operations expertise:** Intimate knowledge of FCB's South Carolina and Georgia banking markets and operations including Information Technology, Commercial and Retail Credit, and Corporate Real Estate.
- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, North Carolina Community Foundation
- Former Director, North Carolina Museum of Art Foundation
- Former Member, Board of Trustees, Saint Mary's School



Hope H. Bryant

Our and FCB's Vice Chairwoman

Age: 63

Director Since: 2006

Independent Director: No

Current Board Committee Service:
- Executive Committee (Vice Chairwoman)
- Trust Committee of FCB's Board

Family Relationships:
- Mrs. Bryant is the sister of Mr. Holding and the sister-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - ➢ Vice Chairwoman (since 2011)
  - ➢ Executive Vice President (2002-2011)
  - ➢ Employed by FCB since 1985

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 35 years of experience with FCB, including managing expansion into new markets and as past President of our former subsidiary, IronStone Bank.

- **Visible and active community leader:** Extensive community and industry leadership experience, including past service on the board of directors of the North Carolina Bankers Association.

- **Corporate governance expertise:** Service on boards of directors and board committees of not-for-profit entities and foundations and non-public community financial institutions.

- **Other financial institution experience:** Serves as a director of Southern BancShares (N.C.), Inc., and Fidelity BancShares (N.C.), Inc., and their respective bank subsidiaries.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board member of Blue Cross and Blue Shield of North Carolina and its parent, CuraCor Solutions Corp.
- Member, Board of Trustees, YMCA of the Triangle
- Member, Board of Trustees and Chair of the Finance Committee, Woodberry Forest School
- Former Member, Ambassador's Committee, 2022 U.S. Women's Open
- Former Director, North Carolina Bankers Association



Dr. Eugene Flood, Jr.

Age: 70

Director Since: 2023

Independent Director: Yes

Current Board Committee Service:
- Risk Committee
- Technology Committee (Chairman)
- Trust Committee of FCB's Board (Chairman)

Other Current Public Company Directorships
- Janus Henderson Group plc

PRINCIPAL OCCUPATION

- Managing Partner, A Cappella Partners (family office focused on business, for profit and not-for-profit board activity, community services and philanthropic efforts) (since 2013)
- Senior Advisor, 33 Capital Management, LTD (investment adviser in family office) (since 2023)
- Managing Partner, Flood Mason Holdings (consulting and investment platform) (since 2023)
- Director, Chairman of the Risk Committee and Member of the Human Capital and Compensation Committee of Janus Henderson Group plc Board of Directors (since 2017)
- Director, Grubb Properties (real estate investment manager) (since 2022)
- Managing Partner, Next Sector Capital (investment management) (2015-2022)
- President and Chief Executive Officer, Smith Breeden Associates (asset management firm) (2000-2010)
- **TIAA-CREF** (asset management and retirement planning firm)
  - ➤ Executive Vice President (2011-2012)
  - ➤ Trustee and Investment Committee Chair, CREF and TIAA-CREF Mutual Fund (2003-2010)
- Morgan Stanley (investment banking and financial services firm) (1987-1999)
- Assistant Professor of Finance, Stanford Business School (1982-1987)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive investment management and financial expertise:** Over 35 years of expertise in investment management, mutual fund, and investment adviser services within the global asset management industry. Dr. Flood's experience spans line, executive and board-level leadership roles in firms operating across institutional and retail markets worldwide, encompassing all major asset classes in both public and private sectors.

- **Risk and compliance oversight:** Over 35 years of extensive experience in risk management and technology in both sell-side and buy-side firms, including trading desks, market-making positions and portfolio management positions, and extensive interaction with risk management professionals around the world. Dr. Flood regularly attends risk management conferences and has spoken and written on the subject.

- **Corporate governance, financial, and audit:** Corporate governance experience and deep knowledge of financial and audit-related matters, gained through service on the boards of three companies with over $200 billion in assets, including publicly traded companies, as well as several other for-profit and non-profit organizations; included in Savoy magazine's 2024 list of Most Influential Corporate Directors.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Chair, Advisory Board, Institute for Global Health and Infectious Diseases, University of North Carolina at Chapel Hill
- Member, Board of Trustees, Research Corporation for Science Advancement
- Member, Board of Trustees and Investment Committee, Boston Children's Hospital
- Former Member, Advisory Board of C Street Advisory Group
- Former Board Member, Financial Accounting Foundation, Financial Accounting Standards Board, and Governmental Accounting Standards Board
- Former Director, The Foundation of the Carolinas
- Former Member, Steering Board, Eshelman Institute

 



Frank B. Holding, Jr.
Our and FCB's Chairman and
Chief Executive Officer

Age: 64

Director Since: 1993

Independent Director: No

Current Board Committee Service:
- Executive Committee (Chairman)

Other Current Public Company Directorships
- flyExclusive, Inc.

Family Relationships:
- Mr. Holding is the brother of Mrs. Bryant and the brother-in-law of Mr. Bristow

PRINCIPAL OCCUPATION

- **First Citizens BancShares and FCB**
  - ➤ Chairman (since 2009)
  - ➤ Chief Executive Officer (since 2008)
  - ➤ President (1994-2009)
  - ➤ Employed by FCB since 1983

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader with extensive management and financial experience:** Over 40 years of experience with FCB. Has an intimate knowledge of our business and its culture, values, goals, and strategic operations.
- **Visible and active community leader:** Service on boards of directors and board committees of not-for-profit entities and foundations.
- **Corporate governance expertise:** Extensive public and business leadership experience including serving as a director and member of various committees of other public and non-public companies.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member of the Federal Reserve's Federal Advisory Council
- Director, Mount Olive Pickle Company
- Trustee, Wake Forest University, Wake Forest University Foundation and Wake Forest University Development Foundation
- Chairman, Global Transpark Foundation
- Chairman, North Carolina Chamber Foundation
- Former Member, Advisory Board, Duke Energy Corporation
- Former Member (former Chairman), Board of Trustees, Blue Cross and Blue Shield of North Carolina
- Former Director (former Chairman), North Carolina Chamber of Commerce
- Former Vice Chairman and Director, Institute for Defense and Business



Robert R. Hoppe
Risk Management Expert

Age: 74

Director Since: 2014

Independent Director: Yes

Current Board Committee Service:
- Executive Committee
- Risk Committee (Chairman)

PRINCIPAL OCCUPATION

- Retired
- Former Certified Public Accountant and partner, PricewaterhouseCoopers LLP (1983-2007)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive financial and accounting experience:** 34 years in public accounting serving clients in the public, private, nonprofit, and governmental sectors and industries, including manufacturing, healthcare, distribution, utilities, smaller financial service and college and university clients.
- **Corporate governance experience:** Prior service as director and vice chairman of the audit and risk committees for another financial institution. Active in civic and professional organizations throughout his career.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director (former Chairman), Salvation Army of Greater Charlotte
- Former director of First Citizens Bancorporation, Inc. and First Citizens Bank and Trust Company, Inc., Columbia, S.C.



David G. Leitch

Age: 65

Director Since: 2024

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Compensation, Nominations and Governance Committee

PRINCIPAL OCCUPATION

- Retired legal counsel
- **Bank of America (2016-2022)**
  - ➢ Vice Chair (2021-2022)
  - ➢ Global General Counsel (2016-2021)
- **Ford Motor Company**
  - ➢ Group Vice President and General Counsel (2005-2015)
- **Executive Office of the President, The White House**
  - ➢ Deputy Counsel to the President of the United States (2002-2005)
- **Federal Aviation Administration**
  - ➢ Chief Counsel (2001-2002)
- **Hogan and Hartson L.L.P. (now Hogan Lovells US LLP) (1987-1990 and 1993-2001)**
  - ➢ Partner (1994-2001)
  - ➢ Counsel (1993)
  - ➢ Associate (1987-1990)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and business experience:** Over 35 years of business experience, including six years at a large financial institution, overseeing the company's legal functions and relationships with regulatory and law enforcement authorities around the world.

- **Visible and active community leader:** Championed pro bono service by bank attorneys, including co-founding the Charlotte Triage project, which supports Legal Aid of North Carolina-Charlotte and the Charlotte Center for Legal Advocacy.

- **Corporate governance experience:** Extensive corporate governance experience, having served as chief legal advisor to boards of directors and senior management for over 17 years; as co-chair of the Disclosure Committee for Ford Motor Company; and on various nonprofit and public company boards.

- **Regulatory and governmental experience:** Significant experience in regulatory and governmental roles, including as Chief Counsel at the Federal Aviation Administration and Deputy Counsel to the President of the United States.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, American Law Institute
- Member, Bar Associations of District of Columbia, Michigan and Virginia
- Member, Bar of U.S. Supreme court and various federal circuit and district courts
- Member, Fourth Circuit Judicial Conference
- Member, Executive Committee of the United States Golf Association
- Member, Board of Directors of the International Justice Mission
- Member, Board of Directors of the Center for Christian Study
- Former Director, Talmer Bank (now a part of Huntington Bank)



Robert E. Mason IV

Age: 67

Director Since: 2007

Independent Director: Yes

Current Board Committee Service:
- Audit Committee
- Compensation, Nominations and Governance Committee
- Technology Committee

PRINCIPAL OCCUPATION

- Robert E. Mason and Associates, Inc. (industrial automation and engineering services)
  - ➢ Chairman (since 2017)
  - ➢ Chief Executive Officer (1996-2022)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and business experience:** Over 30 years of experience in managing, operating, and growing a successful industrial automation and engineering services business with a national and international business perspective.

- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities and foundations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board Member, Crosland Foundation
- Former Member, Board of Trustees, Episcopal High School, Alexandria, VA
- Former Member, Advisory Board of UNC Charlotte Lee College of Engineering

---



Diane E. Morais

Age: 60

Director Since: 2025

Independent Director: Yes

Current Board Committee Service:
- Risk Committee
- Technology Committee

PRINCIPAL OCCUPATION

- Retired financial services executive
- Ally Bank, a subsidiary of Ally Financial
  - ➢ President of Consumer and Commercial Banking (2017-2024)
  - ➢ Chief Executive Officer and President (2015-2017)
  - ➢ Deposits Executive (2008-2015)
- Bank of America
  - ➢ Customer Experience Executive (2006-2008)
  - ➢ Deposits and Debit Products Executive (2004-2006)
  - ➢ President, Home Focus Services LLC (2002-2004)
  - ➢ Credit Card Direct Marketing / Sales Executive (1996-2002)
- Citibank
  - ➢ Card Services (1987-1996)

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive management and financial services experience:** Over 30 years of experience in banking and financial services, including leadership roles in consumer and commercial banking, deposits, card, and customer experience.

- **Visible and active community leader:** Active in the Charlotte community, having served as an Executive in Residence for Queens University, and as a member of the board of directors for the YMCA of Greater Charlotte and other nonprofit organizations.

- **Corporate governance experience:** Former Chairman and Executive Director of Ally Bank, a subsidiary of Ally Financial, and has served as a member of the board of non-profit organizations.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Former Chairman, CEO and President, Ally Bank, a subsidiary of Ally Financial
- Former Director, ResMor Trust Co, a Canadian subsidiary of Ally Financial
- Member, Board of Directors, YMCA of Greater Charlotte
- Former Member, Board of Directors for Junior Achievement of Central Carolinas
- Former Member, Board of Directors for Charlotte Center City Partners



Robert T. Newcomb
Lead Independent Director

Age: 65

Director Since: 2002

Independent Director: Yes

Current Board Committee Service:
- Compensation, Nominations and Governance Committee (Chairman)
- Executive Committee

PRINCIPAL OCCUPATION
- Retired
- Former President, Chief Executive Officer, and owner, Newcomb and Company (mechanical contractors) (1991-2023)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 32 years of experience in managing, operating and growing a successful mechanical contracting company.
- **Corporate governance experience:** Service on boards of directors and board committees of not-for-profit entities.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Director, Raleigh Cemetery Association (Oakwood Cemetery)
- Former Member of the Board of Directors, Board of Trustees, Chief Volunteer Officer, and Annual Campaign Chair, YMCA of the Triangle



R. Mattox Snow III
Audit Committee Financial Expert

Age: 62

Director Since: 2025

Independent Director: Yes

Current Board Committee Service:
- Audit Committee (Chairman)
- Executive Committee
- Trust Committee of FCB's Board

PRINCIPAL OCCUPATION
- Retired
- **Forvis Mazars, LLP (assurance, tax, and consulting services)**
  - Partner and Chairman of the Governing Board (2022-2025)
- **Dixon Hughes Goodman LLP (a predecessor to Forvis Mazars, LLP)**
  - Chief Executive Officer (2014-2022)
  - Partner (2007-2022)
- **KPMG LLP**
  - Partner (1986-2007)

KEY EXPERIENCE AND QUALIFICATIONS
- **Extensive management and business experience:** Over 30 years in the accounting and audit profession where he has most recently served as Chairman of the Governing Board of Forvis Mazars. His experience includes over 25 years serving as an external auditor of publicly traded financial institutions, including large nationwide banks. He previously served a rotation in the national office of Big Four accounting firm KPMG LLP and was named an SEC partner at that firm.
- **Corporate governance experience:** Service on governing boards and committees of a private entity and nonprofits.

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT
- Former Vice Chairman of the Governing Board of Forvis Mazars Global, Ltd., a global network comprising Forvis Mazars and Forvis Mazars Group SC, with representative firm locations in over 100 countries
- Former Vice Chairman and member of the Management Board of Praxity, a global alliance of accounting firms and international not-for-profit
- Former Board Member and Chairman of the Audit and Finance Committee, American Institute of CPAs and former Chairman of its Major Firms Group
- Former Member, Board of Visitors, Wake Forest University School of Business
- Former Board Member and Chairman of the Finance Committee, United Way of Central Carolinas

---

Our Board of Directors unanimously recommends that you vote "FOR" each of the 12 nominees named above.

The 12 nominees who receive the highest numbers of votes will be elected.

 

CORPORATE GOVERNANCE

Our Board has adopted Corporate Governance Guidelines that, together with our Bylaws, establish various processes related to the structure and leadership of our Board and the governance of our organization, including those processes described in the following sections. Our Corporate Governance Guidelines and our Bylaws are available on our website at *ir.firstcitizens.com/corporate-governance/ governance-documents*.

Board Leadership Structure

As described under the heading "COMMITTEES OF OUR BOARDS," the Boards perform their oversight roles through various committees whose members are appointed by the Boards after consideration of the recommendations of our independent CNG Committee. Board committees may be established as separate committees of our or FCB's Board or as joint committees of the Boards. Each Board annually elects a Chairman whose duties are described in our and FCB's Bylaws. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then each year our CNG Committee will nominate, and our independent directors will elect, a separate "Lead Independent Director."



**CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FRANK B. HOLDING, JR.**



**LEAD INDEPENDENT DIRECTOR
ROBERT T. NEWCOMB**

Chairman and Chief Executive Officer. Our Chief Executive Officer, Frank B. Holding, Jr., has served as Chairman of both Boards since 2009. Although our Bylaws contemplate that our Chairman will be considered an officer, under our Corporate Governance Guidelines our Board will exercise its judgment and discretion in the election of its Chairman and may select any of its members as Chairman. The Board has no formal policy as to whether our Chief Executive Officer will or may serve as Chairman, and any other director, including an independent director, may be elected to serve as Chairman.

In practice, our Board has found that having a combined Chairman and Chief Executive Officer role allows for more productive board meetings. As Chairman, Mr. Holding is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for Board meetings (subject to the requests from our Lead Independent Director and other directors), and providing information to the other directors in advance of meetings and between meetings. The Boards believe Mr. Holding's direct involvement in our operations makes him best positioned to lead strategic planning sessions and share information and facilitate discussions with the Boards on short- and long-term objectives. As a result, our Board currently believes that maintaining a structure that combines the roles of Chairman and Chief Executive Officer is the appropriate leadership structure for our company.

Our independent directors meet regularly in executive session, giving them opportunities to discuss any concerns without the Chairman or other members of management being present, and, as described below under the heading "COMMITTEES OF OUR BOARDS," all matters pertaining to executive compensation, the selection of nominees for election as directors, the appointment of members of Board committees, the approval of transactions with related persons, and various other governance matters, are subject to the review and approval or recommendation of Board committees made up entirely of independent directors.

Our Corporate Governance Guidelines also provide that:

- all independent directors have full access to any member of management and to our and FCB's independent accountants and internal auditors for the purpose of discussing and understanding issues relating to our business;

- upon request, our management will arrange for our outside advisors to be made available for discussions with the Board, any Board committee, our independent directors as a group, or individual directors; and

- the Boards, each Board committee, and our independent directors as a group, have the authority to retain independent advisors from time to time, at our expense, who are separate from and unrelated to our regular advisors.

Our Board believes the provisions described above enhance the effectiveness of our independent directors and provide for a leadership structure that is appropriate for our company, without regard to whether our Chairman is an independent director.

Lead Independent Director. Robert T. Newcomb, who also currently serves as Chairman of our CNG Committee, has been designated by our independent directors, and currently serves, as our Lead Independent Director.

Because our Chief Executive Officer currently serves as Chairman of the Boards, and members of our management beneficially own large percentages of our voting stock, our Boards recognize the potential for management's influence over the Boards and the Boards' processes to diminish the effectiveness of our independent directors and the independent directors' ability to influence our policies and the Boards' decisions. Our Corporate Governance Guidelines provide that, if the Chairman elected by the Boards is not an independent director, then each year our CNG Committee will nominate, and our independent directors will elect, from among the independent directors a separate Lead Independent Director who has the duties and authority listed in the table.

LEAD INDEPENDENT DIRECTOR DUTIES

- Convening and presiding at executive sessions of our independent directors, and serving as the liaison between the independent directors and our Chairman and management.

- Consulting with the Chairman regarding decisions reached, or suggestions made, at executive sessions of independent directors.

- Consulting with the Chairman regarding the schedule, agenda, and information for Board meetings.

- Consulting with the Chairman with respect to consultants who may report directly to the Boards.

- Consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Boards by management.

- Being available, as appropriate, for communications with our stockholders.

- Performing such other duties and exercising such other authority as is described elsewhere in the Corporate Governance Guidelines and as our Boards may from time to time determine.

Special meetings of the Boards or any committee of the Boards, or of the independent directors, will be called at the Lead Independent Director's request. As noted above, while our Chairman generally sets the agenda for each Board meeting and any director may propose agenda items, a matter will be placed on the agenda for any Board meeting at the Lead Independent Director's request.

Director Independence

Our Corporate Governance Guidelines require that a majority of the members of our Board be independent and that each year our Board review transactions, relationships, and other arrangements involving our directors and determine which of the directors the Board considers to be independent. In making those determinations, the Board applies the independence criteria contained in the listing requirements of The Nasdaq Stock Market ("Nasdaq").

Listed below are persons who served as directors during all or part of 2025, and nominees for election as directors at the Annual Meeting, whom our Board has determined were during their terms of office, and will be if elected at the Annual Meeting, independent directors under Nasdaq's criteria.

2026 Nominees			
Victor E. Bell III	Robert R. Hoppe	Robert E. Mason IV	Robert T. Newcomb
Dr. Eugene Flood, Jr.	David G. Leitch	Diane E. Morais	R. Mattox Snow III
Directors who served through the 2025 Annual Meeting			
John M. Alexander, Jr.	Michael A. Carpenter		H. Lee Durham, Jr.

 

Determination of Independent Directors. The Board has directed our CNG Committee to assess each director's and nominee's independence each year and report its findings to the Board in connection with the Board's annual determinations. In addition, between those annual determinations, the Committee is directed to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director.

In addition to specific Nasdaq independence criteria, in assessing each director's or nominee's independence, the CNG Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as

DIRECTOR INDEPENDENCE DETERMINATION

The CNG Committee:

- applies the independence criteria contained in listing requirements of Nasdaq;

- performs an annual assessment to determine each outside director's independence;

- continually monitors director independence on an ongoing basis; and

- informs the Board of any changes in factors or circumstances that may affect a director's ability to exercise independent judgment in carrying out his or her duties as a director.

"related person transactions," as well as any other transactions, relationships, arrangements, or other factors known to the Committee or the Board, could impair that director's or nominee's ability to exercise independent judgment in carrying out his or her duties as a director. In its independence determinations with respect to the individuals named above, the Committee and the Board considered FCB's lending relationships with directors or nominees who are loan customers and whose loans are subject to laws and regulations pertaining to loans to directors of banks (including the requirement that loans be approved by a majority of FCB's full Board), as well as other transactions and relationships between our company or FCB and those directors or their related interests described or referenced below under the heading "TRANSACTIONS WITH RELATED PERSONS."

Executive Sessions of Independent Directors. Our independent directors meet regularly in executive sessions, without the Chairman, other members of management, or non-independent directors, and such a meeting will be held at the request of any independent director.

Director Retirement Policy

The Boards have a director retirement policy under which a director is not eligible to stand for reelection to our Boards at any stockholder meeting following the calendar year in which he or she reaches age 75. The Board has waived the retirement policy in certain instances for compelling reasons. In considering nominees for election at the Annual Meeting, the Board approved no waivers of the retirement policy.

Service on Other Public Company Boards

Our Corporate Governance Guidelines do not restrict directors' abilities to serve on the boards of other companies. However, the Guidelines state our expectation that our directors' service as directors of other companies will not interfere with their ability to devote the time and attention required to fulfill their duties and responsibilities to us and our stockholders, and directors must advise the Chairpersons of the Board and the CNG Committee in advance of accepting an invitation to serve on another public company board. As indicated in the table below, during the past five years certain of our current directors and nominees have served, and continue to serve, on the boards of other public companies.

Director	Service as Director of Another Public Company Within Past Five Years
Ellen R. Alemany (1)	Dun & Bradstreet Holdings, Inc. (2021 to 2025) Fidelity National Information Services, Inc. (2014 to 2024)
Dr. Eugene Flood, Jr.	Janus Henderson Group plc (since 2017)
Frank B. Holding, Jr.	flyExclusive, Inc. (since 2023)

(1) Mrs. Alemany also served as a director of CIT until consummation of the CIT Merger effective January 3, 2022.

Boards' Role in Risk Management

Risk is inherent in any business. As a financial institution, we are subject to extensive regulation specific to the banking industry that requires us to assess and manage the risks we face, and, during their periodic examinations, our banking regulators assess our and the Boards' performance in that regard. Our Boards strive to ensure that risk management is a part of our business culture and that our policies and procedures for identifying, assessing, monitoring, and managing risk are part of the decision-making process. As is the case with other management functions, and with accountability and support from all company associates, our senior management has primary responsibility for day-to-day management of the risks we face. However, the Boards' role in risk oversight is an integral part of our overall Risk Management Framework. The Boards administer their risk oversight function primarily through committees, including the Audit, Risk, Technology, Trust, and CNG Committees, and the work of these committees enhances the Boards' ability to fulfill their risk oversight responsibility. Each committee's oversight responsibilities are described in the table below.

AUDIT COMMITTEE	RISK COMMITTEE	TECHNOLOGY COMMITTEE	TRUST COMMITTEE	CNG COMMITTEE
• Independent accountants • Accounting and financial reporting and related policies • Internal controls • Financial management and disclosure • Allowance for credit losses • Internal audit function • Legal exposure • Review and approval of related person transactions and related policies • Code of Ethics • Insider Trading Policy • Anti-Hedging and Pledging Policy • Chief Internal Audit Officer evaluation and compensation	• Risk Management Framework, Risk Appetite Policy, and Risk Appetite Statement • Resolution and recovery plans • Capital plans • Capital adequacy risk • Market risk • Credit risk • Liquidity risk • Operational risk • Compliance risk • Strategic risk • Chief Risk Officer evaluation	• Risk, governance, and controls surrounding technology, information security, cybersecurity, and data management • Alignment between overall business strategy, target operating model, and technology strategy • Significant technology investments, acquisitions, and other initiatives • Operational resiliency in connection with management's use of technology • Material technology-related third-party engagements	• Key policies governing FCB's trust and fiduciary activities • Fee schedules for Trust Department services • Risk culture and ethical work environment for the Trust Department • Review of Trust Department accounts • Organizational structure of the Trust Department • Trust Department asset investment performance, strategies, and processes • Compliance related to records of the Trust Department	• Establish overall compensation philosophy • Executive and director compensation and incentives • Board Chair, Vice Chair, Committee Chairs, Chief Executive Officer, and President succession planning • Board governance structure • Review and recommendation of changes to Corporate Governance Guidelines • Risk review of incentive compensation arrangements • Chief Executive Officer evaluation and Board and committee self-evaluations • Recommendations of nominees, committee members, and Lead Independent Director

The Risk Committee oversees the implementation of our Risk Management Framework and reviews and recommends for approval to the Boards our Risk Appetite Policy and Risk Appetite Statement. The Risk Committee structure is designed to allow for information flow and escalation of risk-related issues. Our Chief Risk Officer provides regular reports to the Risk Committee and the Boards. Management and independent risk functions make regular reports to the Risk Committee on key risk areas, such as capital adequacy, liquidity, market, credit, compliance, strategic, and operational risks. In addition, the Risk Committee may request reports or information from the Audit Committee, the Technology Committee, the Trust Committee, and the CNG Committee regarding matters relevant to the Risk Committee's oversight responsibility for our Risk Management Framework. Further information regarding the function and responsibilities of these committees is contained below under the heading "COMMITTEES OF OUR BOARDS."

We believe our regulatory environment and our committee structure result in our Boards being more active in risk management oversight than the boards of companies that are not regulated, or that are not regulated as extensively, as financial institutions. The involvement of our committees in the Boards' oversight function enhances our Boards' effectiveness and leadership structure by providing opportunities for outside directors to become more familiar with our and FCB's critical operations and more engaged in the Boards' activities with respect to risk management.

Attendance by Directors at Meetings

Board of Directors Meetings. Our Board met 12 times during 2025. Our Corporate Governance Guidelines provide that directors are expected to regularly attend meetings of the Boards and of the committees on which they serve (subject to circumstances that make their absence unavoidable), to review materials provided to them in advance of meetings, and to participate actively in discussions at meetings and in the work of the committees on which they serve. During 2025, all then-current directors attended at least 75% of the aggregate number of meetings held during their terms of office by our Board and any committees of the Boards on which they served. All of our current directors attended over 90%, and eight of our current directors attended 100%, of the aggregate of such meetings, not including meetings of working groups of directors.

Number of Board and Committee Meetings Held in 2025	
Board	12
Audit Committee	13
Risk Committee	17
Technology Committee	2
Trust Committee	4
CNG Committee	9
Executive Committee	7

Annual Meetings. Attendance by our directors at Annual Meetings of our stockholders gives directors an opportunity to hear the concerns expressed in questions submitted by stockholders who participate in those meetings. In order to facilitate directors' attendance, we schedule our Annual Meetings on the same dates as regular meetings of the Boards. Our Board recognizes that our outside directors have their own business interests and are not our associates, and that it is not always possible for them to attend Annual Meetings. However, our Board believes that attendance by directors at our Annual Meetings is beneficial to us and to our stockholders, and our Corporate Governance Guidelines provide that our directors are strongly encouraged to attend each Annual Meeting. Excluding the three retiring directors who did not attend, all eleven of our then-current directors attended our last Annual Meeting in April 2025.

Communications with Our Board

Our Board encourages our stockholders to communicate their concerns and other matters related to our business, and the Board has established a process described below by which you may send written communications to our Board, committees, or independent directors as a group, or to one or more individual directors, including our Lead Independent Director.

Mail your correspondence to:	Email your correspondence to:
Board of Directors First Citizens BancShares, Inc. Attention: Corporate Secretary Post Office Box 27131 (Mail Code FCC22) Raleigh, North Carolina 27611-7131	*fcbdirectors@firstcitizens.com*

You should indicate whether your communication is directed to the entire Board, to a particular committee of the Board or its chairperson, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to a director's duties and responsibilities or our business, forwarded to the intended recipients.

Code of Ethics

Our Boards have adopted a Code of Ethics that applies to all directors, executive officers, and associates, including our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions. A copy of the Code is posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/ governance-documents*. Our Boards have also adopted a code of ethics that applies to contingent workers engaged on a temporary basis through contractual agreements to provide services to FCB.

In addition to its other purposes listed in the table, the Code of Ethics includes provisions

<table>
<tr><td colspan="2" align="center">OUR CODE OF ETHICS IS
INTENDED TO PROMOTE:</td></tr>
<tr><td>●</td><td>honest and ethical conduct;</td></tr>
<tr><td>●</td><td>the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;</td></tr>
<tr><td>●</td><td>full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC and banking regulators and in other public communications we make;</td></tr>
<tr><td>●</td><td>compliance with applicable governmental laws, rules, and regulations;</td></tr>
<tr><td>●</td><td>prompt internal reporting of violations of the Code of Ethics; and</td></tr>
<tr><td>●</td><td>accountability for adherence to the Code.</td></tr>
</table>

which prohibit all directors, executive officers, and other associates from engaging in investment practices that violate securities laws or regulations, or our policies, or that otherwise are illegal, improper, or unethical. Those prohibited practices include purchasing or selling our securities, or the securities of any other company with which we do business, while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing material non-public information regarding our company or any other company with which we do business.

Officers, associates, customers, suppliers, stockholders, or others may submit confidential and anonymous reports regarding ethical or other concerns about our company, FCB, or any of our directors, executive officers, or other associates in any of the ways described below.

<table>
<tr><td colspan="2" align="center">REPORTING ETHICAL CONCERNS</td></tr>
<tr><td align="right">ONLINE THROUGH FCB'S WEBSITE:</td><td>*www.firstcitizens.com/privacy-security/report-ethical-concerns*</td></tr>
<tr><td align="right">ONLINE THROUGH A THIRD PARTY PROVIDER:</td><td>secure.ethicspoint.com/domain/media/en/gui/14505/index.html</td></tr>
<tr><td align="right">BY TELEPHONE:</td><td>800-UREPORT (or 800-873-7678)</td></tr>
</table>

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of our Code of Ethics that covers our Chief Executive Officer, Chief Financial Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions by posting that information on our Internet website at *ir.firstcitizens.com/corporate-governance/governance-documents.*

Insider Trading Policy

Our Boards have adopted an Insider Trading Policy that applies to our and FCB's directors, executive officers, and associates. In addition, as described above under the caption "Code of Ethics," we have adopted a Code of Ethics that applies to directors, executive officers, and associates. The Insider Trading Policy and the Code of Ethics contain provisions that prohibit trading in our securities, or the securities of any other company with which we do business, while in possession or aware of material non-public information, and disclosing, communicating, other than in accordance with our policies, or otherwise misusing material non-public information regarding our company or any other company with which we do business. Additionally, the Insider Trading Policy requires that directors, executive officers, and designated associates ("restricted persons") pre-clear transactions in our securities and not transact in our securities at times when we have closed the trading window in our securities. The Insider Trading Policy and the Code of Ethics are intended to promote compliance with insider trading laws, rules and regulations, and the listing standards of Nasdaq.

In addition, the Insider Trading Policy provides that our company will only engage in transactions in our securities in compliance with all applicable laws.

 

Our Vision and Values

We aim to build lasting financial security that grows with the greatest ambitions of our clients, colleagues, and communities. As a result, we have established a unique legacy of strength and stability that has spanned generations. Our story is built on more than a century of service, and we are committed to carrying forward the same values that have guided us over the years: we put clients first, embrace differences, respect and have empathy for one another, collaborate as a team, and are forward-looking. These values reflect our belief that long-term success relies equally on what we do and how we do it.

Our culture prioritizes client centricity, long-term relationships, disciplined stewardship, and a commitment to positively impacting people and organizations in our communities. These principles guide our approach to delivering comprehensive financial solutions while upholding a tradition of stability and responsible growth. Across business lines, the organization prioritizes responsiveness, accessibility, and tailored service, reflecting our belief that enduring relationships are foundational to sustained performance and stakeholder value.

This culture is reinforced by a Risk Management Framework that supports judicious balance-sheet management, disciplined capital allocation, and scalable oversight as we continue to grow in size and complexity. The pending acquisition of select BMO Bank N.A. branches exemplifies these principles in practice. The transaction would expand our reach into new markets, while adding a solid deposit base aligned with our measured approach to growth. By integrating these branches within our relationship-driven service model and maintaining our disciplined risk posture, we continue to advance strategic expansion in a manner consistent with our core commitments to clients, prudent risk management, and long-term value creation.

Human Resources Approach

Our ability to attract, retain, and develop associates is critical to our success. We strive to ensure we have the right talent in the right jobs and with the right skills to fulfill our strategic objectives.

Our vision is realized by cultivating a foundation that includes both a strong business strategy and a unified culture. A relationship-based, client-centered, and long-term focused approach supports our strategic objectives and reinforces a culture that prioritizes shared values and behaviors. These unwavering commitments position us to support our clients, colleagues, and communities in pursuing their greatest ambitions. Our client-centric approach has always been the bedrock of who we are, building deep and lasting relationships that prioritize the client experience. Our long-term focus allows us to make strategic decisions and investments designed to build long-term value and stability for all stakeholders, while skillfully managing risk along the way.



OUR VISION
To build lasting financial security that grows with the greatest ambitions of our clients, colleagues and communities.

OUR CULTURE
RELATIONSHIP-BASED | CLIENT-CENTERED | LONG-TERM FOCUSED

VALUES | **BEHAVIORS**

Our human resources team works to identify and deploy the critical talent needed to support these strategic objectives and our unified culture. We attract and retain talent by offering learning and development opportunities, internal career mobility, a comprehensive total rewards package, and a welcoming values-based culture.

Associate Well-Being. A strong focus on our associates' well-being is part of our culture and integral to our total rewards philosophy. Recognizing that well-being is an individual journey, our benefits program has been thoughtfully designed to provide associates with options in five well-being dimensions – physical, financial, emotional, social, and community. Supporting the health and well-being of our associates, we offer benefits that include, but are not limited to:

- medical plan options that include telehealth, dental and vision plan options, and wellness programs;

- a 401(k) plan, flexible spending accounts, life and accidental death and dismemberment insurance, short-term and long-term disability coverage, numerous voluntary coverages, and discount programs;

- paid time off and other time away such as holidays, parental leave, and volunteer leave; and

- a comprehensive mental health and well-being offering.

Learning and Development. We also offer a robust development program designed to enhance the skills, knowledge, and capabilities that support successful careers within our company. We provide associates with tools, training, and support to build meaningful relationships and foster an environment of continual growth and learning. Consistent with our approach to making development accessible and inclusive, everyone has access to on-demand lessons and live, interactive experiences tailored to deliver unique educational opportunities.

Inclusion. We value diversity – in people, in the markets we serve, and in the products and services we offer. We seek individuals with varied backgrounds because we understand that our differences contribute to a diversity of thought that enhances associate and customer relationships and propels innovation in our products and services. As a relationship-based culture, we believe it is important that associates feel respected, included, and valued and that we provide access to resources and opportunities that support long-term success for the business and our associates.

We also prioritize creating connections, helping our clients achieve their goals, fostering a culture of belonging, and promoting educational and engagement opportunities to deepen relationships across the company. To further these efforts, we support a variety of programs that help create an inclusive workplace culture, attract and retain the best available talent, enrich both associate and customer experiences, and achieve key business objectives.

Managing Human Resources Risk. Our human resources leadership team focuses on building long-term human capital plans, while carefully managing risk. Our Risk Management Framework includes processes that support the oversight and management of risks related to human resources. Our Operational Risk and Compliance Risk Committees (subcommittees of the Enterprise Risk Oversight Committee ("EROC"), which is composed of management) monitor various human resources metrics, including associate voluntary and involuntary turnover, hiring, and succession. Reports, trends, and action plans are provided to the EROC and the Boards' Risk Committee as appropriate. See "CORPORATE GOVERNANCE – Boards' Role in Risk Management" and "COMMITTEES OF OUR BOARDS – Risk Committee."

COMMITTEES OF OUR BOARDS

Board Committee Structure

The Boards have five standing committees that assist the Boards in oversight, governance, and risk management matters. Those committees include the Audit Committee, the Risk Committee, the CNG Committee, and the Technology Committee, which are joint committees of the Boards, and the Trust Committee, which is a separate committee of FCB's Board. Each committee operates under a written charter approved by the Boards that sets out the committee's composition, authority, duties, and responsibilities. Our Board has determined that all current members of the Audit and CNG Committees, three of the four current members of the Risk and Technology Committees, and two of the three current members of the Trust Committee, are independent directors as that term is defined by Nasdaq's listing standards. A copy of the current charter of each committee is posted on FCB's website and may be found at *ir.firstcitizens.com/corporate-governance/governance-documents.*


R. Mattox Snow III
Audit Committee
Chairman


Robert R. Hoppe
Risk Committee
Chairman


Robert T. Newcomb
CNG Committee
Chairman


Dr. Eugene Flood, Jr.
Technology Committee
& Trust Committee
Chairman


Frank B. Holding, Jr.
Executive Committee
Chairman

The Boards also have an Executive Committee which includes the chairperson of our Audit Committee, the chairperson of our Risk Committee, and the chairperson of our CNG Committee (who also currently serves as the Board's Lead Independent Director), in addition to our Chairman, Frank B. Holding, Jr., and Vice Chairwoman, Hope H. Bryant. A majority of the current members are independent directors. Under North Carolina banking law, FCB's Board of Directors is required to have an executive committee that meets as often as required by the Board, but at least once during each month in which the full Board does not meet. The Executive Committee is a joint committee of the Boards and meets each month in which there is not a regularly scheduled meeting of the Boards and at other times as needs arise. Under our and FCB's Bylaws, the Executive Committee is authorized to exercise all of the powers of the Boards in the management of our affairs when the Boards are not in session, subject to certain statutory limitations and the ability of the full Boards to limit the Executive Committee's authority. The Executive Committee met seven times during 2025.

Under their charters, each member of the Audit and CNG Committees must be an independent director, and members must satisfy requirements of Nasdaq's listing standards and other laws and regulations (including banking and securities laws and regulations) applicable to service on those committees. The chairperson of the Risk Committee must be an independent director, and the Trust Committee's members must include at least one independent director and may include no more than one director who also serves as an officer of FCB (who may not be an officer who participates significantly in the administration of FCB's fiduciary responsibilities).

The Audit Committee, Risk Committee, Technology Committee, CNG Committee, and Trust Committee each is required to meet at least quarterly, and each may meet more frequently as it and/or its chairperson considers necessary. Each committee also will meet when requested by the Chairman of the Boards or by our Lead Independent Director. In addition to their duties and responsibilities set forth in their respective charters, each committee is authorized to undertake such other duties and responsibilities within the scope of its primary functions as the committee or the Boards may from time to time deem necessary or appropriate. In discharging its duties, each committee may:

- at its discretion and without the prior approval of management or the Boards, retain or obtain the advice of separate, outside consultants or advisors (including legal counsel and other advisors), at our or FCB's expense, in accordance with procedures established from time to time by the committee, and oversee and approve all terms of the engagement of any such consultants or advisors, including their fees or other compensation;

- conduct investigations and request and consider information (from management or otherwise) as the committee considers necessary, relevant, or helpful in its deliberations and the formulation of its decisions or recommendations;

- seek any information from our or FCB's associates (who are directed to cooperate with each committee's requests), or from external parties, and consult to the extent it deems appropriate with the Chairman of the Boards, the Chief Executive Officer, the Lead Independent Director, other directors, and other officers and associates; and

- delegate any of its responsibilities to subcommittees or to individual members to the extent not inconsistent with other sections of its charter (including applicable independence requirements) or applicable laws or regulations.

Each committee member may rely on the advice, expertise, and integrity of persons (including our and FCB's officers and associates) and organizations that provide information to the committee, and the accuracy and completeness of the financial and other information provided to the committee, absent actual knowledge that such reliance is not reasonable or warranted. In the performance of each committee's responsibilities, each committee member (and the committee as a whole) is under a continuing duty to exercise independent judgment on an informed basis, in good faith, and in a manner each considers to be in our and FCB's best interests.

Audit Committee

R. Mattox Snow III Chairman and Audit Committee Financial Expert Committee Meetings in 2025: 13	Other Committee Members: Victor E. Bell III, David G. Leitch, and Robert E. Mason IV

Our Audit Committee is a joint committee of the Boards. In addition to being independent directors under the SEC's rules and Nasdaq's listing standards, under the Committee's charter all members must be able to read and understand fundamental financial statements, and at least two members must have banking or related financial management expertise sufficient to comply with applicable regulations of the FDIC. At least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background, that will fulfill Nasdaq's applicable financial sophistication requirements.

In addition to its other responsibilities, including those listed in the table, the Audit Committee annually reviews and approves our Regulation Fair Disclosure (FD) Policy, and it annually reviews and approves our accounting policies to determine that they are in accordance with accounting principles generally accepted in the United States. The Committee also is responsible for establishing procedures for the receipt, retention, and treatment of complaints from associates, customers, suppliers, stockholders, or others related to accounting and financial processes and reporting, internal controls, and auditing matters, including procedures for the confidential, anonymous submission by associates of concerns regarding those matters, and for evaluating any fraud, whether or not material, that involves management or other associates who have a significant role in our internal controls.

AUDIT COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Audit Committee is responsible for:

- appointing, determining the compensation and terms of engagement of, and monitoring the work, independence, and performance of, our independent accountants and any other accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services;

- pre-approving all audit and permitted non-audit services proposed to be provided by our independent accountants in accordance with approval policies and procedures adopted by the Committee from time to time;

- monitoring the quality and integrity of our accounting and financial reporting process, and reviewing our annual audited and quarterly unaudited financial statements and quarterly earnings releases, and any significant accounting and financial reporting issues, with management and our independent accountants;

- monitoring our systems of internal controls regarding finance, accounting, and associated legal compliance, and reviewing and discussing any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that could adversely affect our ability to record, process, summarize, and report financial data;

- monitoring the audit program, budget, and resources of our Internal Audit Department, and approving the hiring, performance, and compensation of our Chief Internal Audit Officer;

- annually reviewing our Code of Ethics, recommending to the Boards any changes to the Code that the Committee considers necessary or advisable, and overseeing management's processes and procedures for enforcement of the Code; and

- monitoring our and FCB's compliance with laws, rules, regulations, or other governmental or regulatory requirements as they affect accounting and financial processes and reporting, internal controls, and auditing matters.

Under the Boards' written policies described below under the heading "TRANSACTIONS WITH RELATED PERSONS," the Committee is responsible on an ongoing basis for reviewing and approving certain transactions, arrangements, or relationships with us or FCB in which any of our related persons has a material interest. The Committee annually reviews and approves our Anti-Hedging and Pledging Policy described below under the captions "BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES – Anti-Hedging Policy" and "– Anti-Pledging Policy," and is responsible for reviewing any requests by an executive officer or director for an exception to our anti-pledging policy and monitoring any outstanding pledges of our stock by any of them.

The Committee selects and appoints, and reviews various reports from, our independent accountants (including their annual report on our audited consolidated financial statements), financial reports we file under the Exchange Act, and reports of examinations by our regulatory agencies. Our Chief Internal Audit Officer reports directly to our Audit Committee and provides reporting, at least quarterly, to the Committee to facilitate its oversight of the internal audit function. At least quarterly, the Committee reviews reports on the work performed by FCB's Corporate Finance Department. Our Chief Compliance Officer reports to the Committee regarding transactions with our related persons, as well as all reports of internal suspicious activity, and reports of external suspicious activity above certain amounts, filed by FCB. The Disclosure Committee and the Allowance Committee (management committees composed of members selected from our management) report directly to the Audit Committee and assist it in the performance of its duties.

Information regarding the process for and factors considered in the Audit Committee's selection of our independent accountants is contained under the heading "PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS."

Audit Committee Financial Expert. R. Mattox Snow III, the Committee Chairman and one of our independent directors, is a retired audit partner in the accounting firm of Forvis Mazars, LLP. Upon his retirement from public accounting, he had over 30 years of public accounting and audit experience, much of which involved publicly traded financial institutions, including large nationwide banks, and other public companies. Our Board has designated Mr. Snow as the Committee's "Audit Committee Financial Expert," as that term is defined by the rules of the SEC.

Audit Committee Report

This report is furnished by the Audit Committee, the members of which, on the date of the filing of our 2025 Annual Report, are named below.

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2025, the Committee has:

- reviewed and discussed our audited consolidated financial statements for 2025 with our management;

- discussed with our independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- received the written disclosures and the letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence; and

- discussed with our independent accountant the independent accountant's independence.

Based on the above reviews and discussions, the Audit Committee recommended to our Board that our audited consolidated financial statements be included in our 2025 Annual Report.

The Audit Committee

| *R. Mattox Snow III* | *Victor E. Bell III* | *David G. Leitch* | *Robert E. Mason IV* |

Risk Committee

Robert R. Hoppe Chairman and Risk Management Expert **Committee Meetings in 2025: 17**	**Other Committee Members: (1)** **Ellen R. Alemany, Dr. Eugene Flood, Jr., and Diane E. Morais** (1) Mrs. Morais was appointed as a member of the Risk Committee effective July 1, 2025.

Our Risk Committee is a joint committee of the Boards. Under the Federal Reserve Board's rules and the Risk Committee's charter, the Committee must be chaired by an independent director and must include at least one member having experience in identifying, assessing, and managing risk exposures of large, complex financial firms. Our Board has determined that Robert R. Hoppe, the Committee's Chairman, has that experience and has designated him as the Committee's Risk Management Expert. Mr. Hoppe is a retired partner in the accounting firm of PricewaterhouseCoopers LLP with 34 years of public accounting and audit experience. In addition to Mr. Hoppe, the Board has determined that the other members of the Committee, Ellen R. Alemany, Diane E. Morais, and Dr. Eugene Flood, Jr., also have experience that satisfies the requirements of the Federal Reserve Board's rule.

Under the Federal Reserve Board's rules, the Risk Committee has, as its sole and exclusive function, responsibility for the risk management policies of our operations, as well as oversight of the operation of our Risk Management Framework. In addition to its other responsibilities, including those listed in the table, the Risk Committee's purpose is to assist the Boards in their oversight of management's responsibilities to implement the Risk Management Framework, Risk Appetite Policy, and Risk Appetite Statement, and to identify, plan for, respond to, and

RISK COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Risk Committee is directed to:

- assist the Boards in their oversight of management's responsibility to identify, plan for, respond to, and escalate the major risks that are inherent to our business activities including capital adequacy, compliance, credit, liquidity, market, operational, and strategic risks and the control processes with respect to such risks;

- oversee management's responsibility to implement our Risk Management Framework, including the policies, procedures, practices, and resources employed by us that are reasonably designed to manage and assess our major risks and the governance structure that supports it;

- review and recommend approval of the Risk Appetite Policy and Risk Appetite Statement to the Boards;

- receive and review reports regarding management's assessment of credit risk, including assessments of asset risk and results of the quarterly Credit Review;

- review regulatory reports and findings directed to the Boards' attention and receive reports regarding management's response to material regulatory findings;

- review and evaluate annually, with the Chief Executive Officer, the qualifications, performance, independence and compensation of the Chief Risk Officer, along with the authority, seniority, and resources available to the Chief Risk Officer and Risk Management department;

- review and recommend for approval to the Boards our resolution and recovery plans and our capital plan; and

- review and approve (or recommend to the Boards for approval) and periodically review risk management policies as appropriate.

escalate the major risks that are inherent to our business activities. Our Enterprise Risk Oversight Committee ("EROC"), the voting members of which are selected from our management, and which is chaired by our Chief Risk Officer, is a management committee that reports directly to the Risk Committee. EROC's function is to oversee our Risk Management Framework, adherence to that framework, and how risk is being managed relative to the Risk Appetite Policy and Risk Appetite Statement; work to ensure adequate implementation of processes to identify, assess, monitor, and manage risks within business units; and monitor performance relative to our risk appetite and tolerances approved by the Boards. Our Asset and Liability Committee and Capital and Stress Testing Committee, the voting members of which are also selected from our management, additionally report to the Risk Committee with respect to balance sheet management, investment, funding, hedging, resolution planning functions, capital adequacy management, and the capital planning process.

Certain subcommittees of EROC are listed in the table, each of which may have its own subcommittees that focus on specific matters within their areas of responsibility. Our management-level Asset and Liability Committee and Capital and Stress Testing Committee may also utilize subcommittees. The Risk Committee receives regular reports from business and independent risk functions regarding capital adequacy risk, market risk, liquidity risk, credit risk, operational risk, compliance risk, and strategic risk.

As discussed above under the caption "CORPORATE GOVERNANCE — Human Resources Approach," the Risk Management Framework includes processes that support the oversight and management of risks related to our human capital and the escalation of related risk issues to the Committee. Our Operational Risk and Compliance Risk Committees and our human resources department monitor various human capital metrics, including associate voluntary and involuntary turnover, hiring, succession, and other metrics. Quarterly reports and trends are provided to EROC, which reports identified risk issues to the Risk Committee. The Risk Committee generally holds at least one joint meeting with the CNG Committee on an annual basis.

The Risk Committee also periodically receives and reviews management reports related to our operational risk exposures. This includes risk exposures attributable to financial loss or harmful reputational impacts resulting from inadequate or failed internal processes, staffing, and systems or technology or from external events.

SUBCOMMITTEES OF EROC

Subcommittees of EROC include:

- the Financial Risk Committee,

- the Compliance Risk Committee,

- the Credit Risk Committee,

- the Operational Risk Committee,

- the Technology & Security Risk Committee,

- the Prioritization Governance Committee,

- the Commercial Bank Risk Management Committee, and

- the General Bank Risk Committee.

Certain matters within the scope of the Risk Committee's oversight responsibilities also may fall within the scope of the oversight responsibilities of other committees of the Boards. To minimize the duplication of time and effort, the Risk Committee may defer to those other committees with respect to any such specific matters, but it may request reports or information from those other committees to determine whether those matters are being adequately addressed within our and FCB's Risk Management Framework. Additional information regarding the Risk Committee's processes is contained in the discussion under the caption "CORPORATE GOVERNANCE — Boards' Role in Risk Management."

Technology Committee

Dr. Eugene Flood, Jr. Chairman Committee Meetings in 2025: 2	Other Committee Members: (1) Ellen R. Alemany, Robert E. Mason IV, and Diane E. Morais --- (1) Mrs. Morais was appointed as a member of the Technology Committee effective July 1, 2025.

Our Technology Committee is a new joint committee of the Boards that was established in April 2025.

In addition to its other responsibilities, including those listed in the table, the Technology Committee is responsible for oversight of (i) management's use of technology including, but not limited to: technology operations, technology strategy, technology investments, technology innovation, emerging technology trends, information security, cybersecurity, data, and data privacy; and (ii) risk management processes around the use of technology. The Technology & Security Risk Committee, which is a subcommittee of our EROC, provides reports to the Committee with respect to certain matters within the scope of the Committee's oversight responsibilities. The Committee may periodically meet with the Chief Information and Operations Officer or the Chief Risk Officer to discuss matters related to the Committee's responsibilities or otherwise.

The Technology Committee also periodically reviews information security policies and technology risk management programs and practices, including those designed to protect FCB's and its customers' and associates' data, records, and proprietary information. The Committee also reviews reports on our business continuity and disaster recovery program that is designed to help FCB safeguard associates, customers, products, and services from disruptions from events such as cyberattacks, natural disasters, and man-made events.

TECHNOLOGY COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, the Technology Committee is directed to:

- oversee our and FCB's risk, governance and controls surrounding technology, information security, cybersecurity, and data management, and review reports on alignment to our and FCB's Risk Appetite Policy and Risk Appetite Statement;
- review reports on our and FCB's technology strategy and appetite for technology adoption, including reports on evolving and emerging technologies that may affect our and FCB's strategy and appetite for the use of such technologies;
- review and approve, as necessary or appropriate, our and FCB's significant technology policies and controls;
- oversee the alignment between our and FCB's overall business strategy, target operating model and technology strategy, including data strategy, and provide recommendations to the Boards on such alignment, as appropriate;
- oversee operational resiliency in connection with management's use of technology;
- review reports on the status of significant technology investments, acquisitions, and other initiatives, as well as planned technology expenditures and investments; and
- approve new material technology-related third-party engagements as defined by our Third-Party Management Policy and at least annually review a Third-Party Management program update regarding technology-related third-party engagements.

Trust Committee

Dr. Eugene Flood, Jr. Chairman **Committee Meetings in 2025: 4**	Other Committee Members: Hope H. Bryant and R. Mattox Snow III

In accordance with guidance from banking regulators that applies to banks with trust departments, FCB's Board of Directors has a separate Trust Committee. The Committee must be composed of not less than three members of FCB's Board, including at least one independent director, who will be voting members and one of whom will be appointed as the Committee chairperson. The Committee may include no more than one director who also serves as an officer of FCB (who may not be an officer who participates significantly in the administration of FCB's fiduciary responsibilities).

In addition to its other responsibilities listed in the table, the Trust Committee's primary purpose is to assist FCB's Board in its oversight and supervision of FCB's administration and exercise of fiduciary responsibilities and other trust activities. Management subcommittees of the Trust Committee include the Trust Risk Management Committee, Trust Investment Committee, and Trust Administrative Committee, the voting members of which are selected from our management.

TRUST COMMITTEE RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by FCB's Board, the Trust Committee is directed to:

- review and approve key policies governing FCB's trust and fiduciary activities;
- review and approve new or revised charters of management committees to which administration and management of FCB's fiduciary duties are delegated;
- review and approve the regularly published fee schedules for Trust Department services;
- review and recommend for approval by FCB's Board, in accordance with applicable state statutes, the quarterly purchases and sales for discretionary accounts administered by the Trust Department;
- create and maintain an appropriate risk culture and an ethical work environment for the Trust Department;
- provide for review of Trust Department accounts and approve and document the opening and closing of all Trust Department accounts and all changes in trust assets;
- oversee the organizational structure of the Trust Department, including establishment of divisions or groups within the Trust Department, and the names used by the Trust Department and its divisions or groups offering fiduciary services;
- oversee the investment and disposition of assets held by the Trust Department, and monitor financial performance of investments made and investment strategies and processes utilized; and
- review the compliance of records and recordkeeping practices of the Trust Department with any applicable rules or regulations.

Compensation, Nominations and Governance Committee

Robert T. Newcomb Chairman and Lead Independent Director Committee Meetings in 2025: 9	Other Committee Members: Victor E. Bell III, David G. Leitch, and Robert E. Mason IV

The CNG Committee is a joint committee of the Boards. Under its charter, members of the Committee must satisfy Nasdaq's heightened independence requirements for members of compensation committees.

As described in the following paragraphs, the Committee's duties and responsibilities are divided into three functions, including nominations, corporate governance, and compensation.

Nominations Function. In its role as the Boards' nominations committee, the CNG Committee makes recommendations to the Boards regarding the selection of nominees for election as directors at our Annual Meetings, candidates for appointment to fill vacancies on the Boards, and members and chairpersons of the various committees of the Boards. Each year the Committee also makes recommendations to the Boards regarding the election of our and FCB's Chairman, Chief Executive Officer, Vice Chairwoman, and President and a recommendation to our independent directors regarding their election of a Lead Independent Director.

In its Board succession planning, the Committee's practice includes: assessment of needs and vacancies; development of candidate criteria; assembly of a candidate pool; screening, recruiting, and interviewing candidates; selection and appointment or nomination of selected candidates; and orientation and integration of new directors. The Committee has also engaged, and may engage from time to time, a search firm to provide assistance in identifying potential candidates for director. The Committee seeks to identify and recommend candidates who will best serve our and our stockholders' interests. In identifying potential candidates and recommending nominees, the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors, or stockholders. The procedure for stockholders to recommend candidates to the Committee is contained below under the heading "RECOMMENDATIONS OF NOMINEES."

QUALIFICATIONS OF DIRECTOR CANDIDATES

The CNG Committee seeks to recommend Board candidates:

- who have personal and professional integrity, sound judgment, and business acumen;
- who have the time, ability, and commitment to make a constructive and meaningful contribution to the Boards;
- who, with other directors, will effectively serve the long-term interests of our stockholders; and
- who satisfy applicable requirements of state and federal laws, rules, and regulations (including banking regulations) for service as our and FCB's directors.

EVALUATION OF DIRECTOR CANDIDATES

The CNG Committee considers the size and composition of the Boards in light of our current and future needs and recommends candidates based on its assessment of, among other things:

- business, professional, personal, and educational background, skills, experience, and expertise;
- community leadership;
- independence;
- potential contributions to the Boards in light of their composition;
- knowledge of our organization and our and FCB's respective operations;
- personal financial interest in our and FCB's long-term growth, stability, and success;
- the past and future contributions of our current directors, and the value of continuity and prior Board experience;
- the existence of one or more vacancies on the Boards;
- the desirability of a director possessing particular attributes, skills, capabilities, experience, or expertise;
- the role of directors in FCB's business development activities;
- diversity of individuals who bring different attributes, experiences, and perspectives to deliberations; and
- other factors that it or our Boards consider relevant, including any specific qualifications that may be adopted from time to time.

Our Corporate Governance Guidelines provide that the Board may consider diversity as one of multiple factors in evaluating directors and prospective directors. The Board evaluates diversity in a broad sense, encompassing demographics as well as diversity of thought, perspective, experience, and interests.

Governance Function. In its role as the Boards' joint governance committee, the CNG Committee has a range of governance-related responsibilities.

In addition to its responsibilities listed in the table, and as provided in our Corporate Governance Guidelines and described above under the caption "CORPORATE GOVERNANCE — Director Independence," our Board has directed the Committee to annually assess each director's independence and report its findings in connection with the Board's annual determination of which of the directors the Board considers to be independent. Between those annual determinations, on an ongoing basis the Committee is directed to monitor the status of each director and inform the Board of changes or events that may affect a director's ability to exercise independent judgment.

Compensation Function. In its role as the joint compensation committee of the Boards, the CNG Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs.

GOVERNANCE RELATED RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, as the Boards' joint governance committee the CNG Committee is directed to:

- evaluate and make recommendations to the Boards concerning our board and governance structure, the number, size, composition, and responsibilities of committees of the Boards, and committee membership rotation practices;

- annually review our Corporate Governance Guidelines and recommend for our Board's approval any changes the Committee considers necessary or advisable;

- define the knowledge, skills, experience, qualifications, and performance criteria for directors and committees of the Boards in accordance with our strategic needs, our Corporate Governance Guidelines, applicable laws, regulations and standards, and other criteria or minimum qualifications as, in consideration of the Boards' succession planning and self-evaluation, the Committee may consider appropriate, subject to the review and approval of the Boards;

- conduct annual evaluations of our Chief Executive Officer's performance, and coordinate and facilitate an annual self-evaluation by the Boards and their committees of their own performance, and report the results of the evaluations to the Boards;

- with the Chairman of the Boards and our Corporate Secretary, develop an orientation program for new directors and continuing education opportunities for incumbent directors;

- oversee our communications with stockholders in connection with our Annual Meetings and otherwise; and

- make recommendations to the Boards as appropriate regarding succession planning for the Chair, Vice Chair, and Committee Chairs of the Boards, our Chief Executive Officer, our President and such other key positions as the Boards may deem appropriate.

After receiving the Committee's recommendations, the Boards make all final decisions regarding executive compensation matters, with the exception of payments and awards under the LTIP and MPP which are the sole responsibility of the Committee. The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

In its review and consideration of compensation matters, the Committee works closely with our Chief Human Resources Officer and his staff. In considering compensation to be paid to our executive officers named in the Summary Compensation Table under the heading "EXECUTIVE COMPENSATION" below, the Committee considers the results of its annual evaluation of our Chief Executive Officer's performance and, in the case of officers other than himself, information provided from time to time by our Chief Executive Officer about their performance and his recommendations as to their compensation.

The Committee may retain or obtain the services of outside consultants or other advisors at our or FCB's expense, and under its charter the Committee is directly responsible for the appointment, compensation, terms of engagement, and oversight of the work of its consultants and advisors. Since 2013, the Committee has retained the services of Pay Governance LLC ("Pay Governance"), a national executive

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COMPENSATION RELATED RESPONSIBILITIES

In addition to its other duties and responsibilities under its charter or as may be assigned from time to time by the Boards, as the Boards' joint compensation committee the CNG Committee is directed to:

- establish our overall compensation philosophy and regularly review that philosophy and our compensation practices to determine the overall risk profile of our compensation program;

- as part of its risk oversight process, review at least annually our and FCB's incentive plan program design, process, and monitoring;

- administer and approve all grants of award opportunities and payments of awards under FCB's LTIP and MPP;

- review and make recommendations to the Boards regarding other executive compensation matters, including:

  ➤ amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, our and FCB's Chief Executive Officer and other executive officers; and

  ➤ at the request of the Boards, amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, other individually named officers or associates.

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compensation consulting firm. Pay Governance's engagement each year contemplates that it will prepare market and peer analyses comparing our executives' and directors' compensation rates to the market compensation paid by similar financial services organizations to their officers and directors in similar positions, advise the Committee regarding its responsibilities and developments in compensation rules and practices, consult with our management and the Committee regarding our annual and strategic plans and the formulation of their compensation recommendations, and assist the Committee in its consideration of new, and changes to existing, compensation plans and strategies. Pay Governance also assists in the review of the discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS." Additional information about Pay Governance's work with the Committee is contained under that heading. While Pay Governance's advice is an independent resource considered by the Committee in its decision-making process, other than in a consulting and advisory capacity Pay Governance has no role in the Committee's compensation decisions or recommendations made to the Boards.

The following chart describes the process through which executive compensation decisions are made by the CNG Committee.

HOW WE PLAN COMPENSATION		
Our Chief Executive Officer	**Independent Executive Compensation Consulting Firm**	**CNG Committee**
• Our Chief Executive Officer provides information about individual officers' performance and his recommendations for their compensation. • Management consults with our executive compensation consulting firm regarding our annual and strategic plans and market conditions, our compensation philosophy, and the formulation of our consultant's compensation recommendations.	• Reports to the CNG Committee on trends in executive compensation practices, and prepares market and peer analyses comparing our executives' and directors' compensation to the market compensation paid by similar financial services organizations to their officers and directors in similar positions. • Advises the CNG Committee regarding its responsibilities and developments in compensation rules and practices. • Assists the CNG Committee in its decisions regarding new LTIP and MPP awards, the formulation of its executive compensation recommendations to the Boards, and its consideration of new and changes to existing compensation plans and strategies. • Assists in the review of the discussion of our executive compensation program included under the heading "COMPENSATION DISCUSSION AND ANALYSIS."	• Makes the final decisions concerning payments and awards under the LTIP and MPP and administers or approves our policies with respect to claw back of incentive compensation. • Considers the results of its annual evaluation of our Chief Executive Officer's performance in setting his compensation, along with the voting results from the most recent "say-on-pay" resolutions submitted to our stockholders. • In coordination with our Chief Human Resources Officer and his staff, reviews and makes recommendations to the Boards regarding amounts of salaries and other compensation paid or provided to our executive officers. • Reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

On January 21, 2025, representatives of Pay Governance met with the Committee to present its market and peer analyses and to discuss our executive and director compensation, market conditions and recent trends in executive compensation practices, our compensation philosophy, and various considerations that may affect the Committee's executive and director compensation decisions. Those representatives also met with our Chief Executive Officer to discuss the results of the market and peer analyses, our business strategies, and management's recommendations for 2025 base salary rates of executive officers and LTIP and MPP award grants. Following those meetings, the Committee formulated and approved its recommendations to our Boards for 2025 executive base salary rates and 2025 director compensation, approved new LTIP award grants for the 2025-2027 performance period and MPP award opportunities for 2025, and determined the amounts of payments to be made for LTIP awards previously granted for the just-ended 2022-2024 performance period and MPP awards for 2024.

Pay Governance served as the Committee's independent consultant and, during 2025, did not provide other services for us or FCB. In accordance with Nasdaq's listing requirements, each year the Committee reviews various factors (including the factors described in rules of the SEC) that may pose a conflict of interest on the part of its consultants and advisors as well as their individual representatives who provide services to the Committee. No conflict of interest was identified in the most recent review regarding Pay Governance. The CNG Committee reviews its engagement of Pay Governance each year, and the Committee may engage different consultants at any time.

Effect of Risk Management on Compensation

The CNG Committee establishes our compensation philosophy and regularly reviews that philosophy and our compensation practices to determine the overall risk profile of our compensation program. As a part of that risk oversight process, the CNG Committee reviews at least annually our incentive plan program design, process, and monitoring. The CNG Committee also oversees and approves or makes recommendations to the Boards concerning the review of incentive compensation arrangements, with the purpose of evaluating whether such arrangements appropriately balance risk and financial results in a way that does not encourage employees to expose us or FCB to imprudent risks. This includes a review of management's efforts in identifying and monitoring associates who, either individually or as part of a group, have the ability to expose us or FCB to material amounts of risk. In addition, the Risk Committee reviews risk related to our operations, which includes compensation, and may request reports or information from the CNG Committee regarding matters relevant to the Risk Committee's oversight responsibilities for our enterprise-wide Risk Management Framework. The Risk Committee generally holds at least one joint meeting with the CNG Committee on an annual basis.

Our Incentive Compensation Risk Management Program includes ongoing risk-balancing processes and mechanisms. Those processes include an annual assessment of risk management performance for the associates within the groups beneath our Executive Leadership Team whose activities may expose us to material amounts of risk, including a compilation of assessments by control function for each such associate. These assessments are then aggregated at the Executive Leadership Team level for consideration by our leadership as part of our risk management processes. The goal of the assessments is to allow for consideration of risk-adjusted compensation outcomes and mitigate excessive risk taking by those associates.

As part of our risk management of compensation, we maintain policies and other mechanisms to claw back executive compensation in the event of material miscalculations, including those resulting from accounting restatements, failures to manage material risks or address significant regulatory or audit issues, or significant violations of our Code of Ethics, other internal policy, or law. These include provisions of the LTIP and the MPP, as well as the LTIP award agreements, which provide that awards under the plans are subject to any clawback policies we implement. See "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policies" for information on our clawback policies.

Our executive officers have participated in FCB's LTIP and MPP, and certain business units and divisions within FCB have incentive, commission, and variable pay plans that have unique structures, goals, and reward levels in which other officers and associates participate. The Committee believes that, as currently administered, the LTIP and MPP are focused on performance goals that are aligned with our stockholders' long-term interests, that none of those other plans provide for award levels that are over-weighted to a specific business unit or service, and that all current plans are structured in ways that protect our organization.

Compensation Committee Report

This report has been furnished by the CNG Committee, the members of which are named below, in the Committee's capacity as the Boards' joint compensation committee. The Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and

- based on that review and discussion, recommended to our full Board that the Compensation Discussion and Analysis be included in our proxy statement and 2025 Annual Report.

The Compensation, Nominations and Governance Committee

Robert T. Newcomb	*Victor E. Bell III*	*David G. Leitch*	*Robert E. Mason IV*

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for the named executive officers in the Summary Compensation Table and other compensation tables under the heading "EXECUTIVE COMPENSATION." We refer to those named executive officers in this discussion as our "NEOs." This discussion also provides an overview of our compensation philosophy and objectives, and how and why our CNG Committee implements compensation processes and arrives at specific compensation decisions and recommendations for our NEOs.

Our 2025 NEOs are listed below, with their positions during 2025 (which they continue to hold), in the order in which they appear in the Summary Compensation Table.

    

Frank B. Holding, Jr.	**Craig L. Nix**	**Hope H. Bryant**	**Peter M. Bristow**	**Lorie K. Rupp**
Chairman and Chief Executive Officer	Chief Financial Officer	Vice Chairwoman	President	Chief Risk Officer

TABLE OF CONTENTS

EXECUTIVE SUMMARY

Our Executive Compensation Philosophy and Objectives

The CNG Committee endeavors to align executive officers' compensation with our long-term business philosophy and achieve our objectives of:

- rewarding sustained long-term performance, service, and loyalty;

- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

- enabling us to attract, motivate, and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Because the performance-based compensation of our executive officers is paid in cash and does not include equity-based compensation, we do not have stock ownership requirements or guidelines for executive officers. However, as discussed elsewhere in this proxy statement, our Board has adopted a policy that prohibits our executive officers from hedging, or pledging as collateral for any loan, any shares of our common stock they own, subject to exceptions for certain "grandfathered" pledges and certain pledges approved by our Audit Committee following a review of relevant factors. For purposes of the policy, a "hedge" means any financial instrument, derivative transaction, or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction.

Executive Compensation Highlights

Our executive compensation program is administered by the CNG Committee, which is focused on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. During 2025, the Committee again engaged Pay Governance to evaluate our executive compensation and assist the Committee in maintaining a program that is both fair and effective. The following paragraphs summarize the Committee's and our Boards' actions and decisions with respect to the compensation of our NEOs for 2025 and 2026.

2025 Compensation Actions and Decisions

- *Base Salaries* — In January 2025, the Committee recommended and the Boards approved no increases in the base salary rates of our NEOs for 2025.

- *Continued Use of Growth in Tangible Book Value as the LTIP Performance Metric* — The Committee continued to use growth in the tangible book value of our common stock plus dividends on our common shares as the primary component of the performance measure for the determination of LTIP awards. Tangible book value per share is defined as an amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock, subject to certain adjustments. The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments, and the Committee believes growth in tangible book value per share is a key driver of long-term value. As a result, the Committee believes the performance goals under our LTIP, from which our executives derive a substantial portion of their compensation, are consistent with our focus on long-term objectives and emphasis on financial stability and growth in stockholder value, which are factors that have contributed to our financial success over the years.

- *Long-Term Incentive Plan ("LTIP") New Awards and Payments:*

  - In January 2025, the Committee approved the grant of cash-based LTIP performance awards to our NEOs for a three-year 2025-2027 performance period based on the same performance measure used in prior years — the cumulative annual growth rate of our tangible book value per share of our common stock, plus dividends per common share paid each year over the performance period (the "TBV+D Growth Rate"), subject to certain adjustments. As with the grants made in 2022, 2023, and 2024, the Committee set Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30%, and 48%, respectively, with payment opportunities for performance at those levels to be based on 50%, 100%, and 150% of the Target Amounts of the awards.

  - In January 2026, the Committee approved payment of the three-year cash performance awards previously granted under the LTIP for the 2023-2025 performance period, which are reported in this proxy statement as compensation for 2025.

- *Merger Performance Plan ("MPP") New Awards and Payments:*

  ➤ In January 2025, the Committee approved new MPP cash performance award opportunities for 2025 with respect to the SVB Acquisition, which are expected to be the final opportunities under the MPP with respect to that transaction. Depending on continued achievement of performance objectives, the award opportunities could become payable at Threshold, Target, and Maximum levels. Performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals.

  ➤ In January 2026, the Committee assessed achievement of performance objectives with respect to the 2025 MPP awards and approved payment to each of our NEOs at the Maximum level, which are reported in this proxy statement as compensation for 2025.

- *No Change in Control Arrangements or Stock-Based Compensation* — We continue to have no employment or change of control agreements with any of our current NEOs and we have not provided them with any equity or stock-based compensation.

- *Continued Focus on Performance-Based Compensation* — By maintaining individual "Stretch" opportunity levels with respect to LTIP awards granted for the 2025-2027 performance period at 150% of the Target Amounts and approving award opportunities to NEOs under the MPP with performance objectives as described above, we continued to increase the percentages of our NEO's total compensation that is performance-based and to focus on performance-based compensation as a substantial component of our NEOs' total compensation.

- *Incentive Compensation Risk Management Program* — We maintained an Incentive Compensation Risk Management Program, including ongoing risk-balancing processes and mechanisms that help identify and mitigate risks that might arise from incentive compensation arrangements.

2026 Compensation Actions and Decisions

- *Base Salaries* — In January 2026, the Committee recommended and the Boards approved merit-based increases in the base salary rates of our NEOs for 2026.

- *LTIP Awards* — In January and February 2026, the Committee approved the grant of LTIP cash performance opportunities for a new, three-year 2026-2028 performance period based on the same TBV+D Growth Rate performance measure as the 2025-2027 awards. The Committee set the same Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, respectively, and with payments for performance at those levels based on the same 50%, 100%, and 150% of the Target Amounts.

- *MPP Award Opportunities* — The Committee approved no new NEO performance award opportunities for 2026 under the MPP, but it remains available should the Committee determine in the future to provide award opportunities in connection with merger or acquisition activity. No further award opportunities are expected to be granted with respect to the SVB Acquisition.

Compensation Program Evolution

Our executive compensation program is designed to align NEO compensation with our long-term business philosophy and achieve the objectives noted above, and it has continued to focus on performance-based components of executive compensation in order to promote performance that will increase stockholder value and improve the overall effectiveness of our compensation program. The CNG Committee continues to assess, with the assistance of its independent compensation consultant, the competitiveness of our NEO's compensation against comparably sized banking and financial services institutions with which we compete in order to provide competitive compensation programs that attract, retain, and motivate talented executives with strong track records of success, and to help assure a high performing and stable leadership team. This has included adjustments to base salaries, expanded performance-based incentive opportunities under the LTIP for overlapping three-year performance periods, and annual awards under the MPP based upon performance objectives related to our mergers and acquisitions. As a result, performance-based compensation has continued to make up an increasingly substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The Process of Evaluating Executive Officer Compensation

Overview. Each January, the CNG Committee reviews total compensation paid or provided to our executive officers, considers changes in the executive officers' base salaries, and makes recommendations to the Boards regarding the salaries of our executive officers for the coming year. Each year the Committee also approves payments under existing incentive awards for which the performance periods covered by the awards have ended and approves new award opportunities. After receiving the Committee's recommendations, the Boards approve all executive officer compensation, with the exception of payments and awards under the LTIP and the MPP which, under the terms of the plans, are the sole responsibility of the Committee.

The Committee evaluates the performance of our Chairman and Chief Executive Officer each year. Recent evaluations have included, in addition to our financial performance, an evaluation, through survey responses from our directors and Executive Leadership Team members, of his performance in various other areas, including leadership, talent and culture development, Board relations, regulatory compliance, risk management, and financial management, and the Board's assessment of the extent of achievement of our company's "Competitive Path" objectives set out for each year. The Committee and Boards consider the results of that performance evaluation in decisions each year regarding the amounts of our Chief Executive Officer's salary, incentive award levels, and other compensation matters, and, because the individual performance of all of our executive officers contribute to our financial performance and the achievement of corporate objectives, the results of that evaluation also are considered by the Committee and Boards in decisions regarding the compensation of our other NEOs.

Independent Compensation Consultant. In setting compensation paid to our NEOs for 2025, the CNG Committee again retained Pay Governance as its independent compensation consultant. As part of their

> ## CNG COMMITTEE COMPENSATION REVIEW
>
> In reviewing our NEOs' compensation, the Committee considers:
>
> - the scope of each officer's responsibilities;
> - market analyses provided by the Committee's independent consultant comparing our NEOs' compensation to compensation paid to persons in each NEO's position in similar financial services organizations, and executive compensation data compiled by the independent consultant for a group of industry peer companies;
> - our overall financial and operating performance, including our three-year TBV+D Growth Rate in the determination of payments of LTIP awards and the achievement of performance objectives in the determination of payments of MPP awards, and, in decisions regarding the compensation of our NEOs in general, our internal "Financial True North" metrics which include net income, loan growth, deposit growth, noninterest income and expense, and net loan charge-offs;
> - achievement of internal company objectives set out in our "Competitive Path" which is formulated at the beginning of each year to establish goals for management for the year in various areas;
> - individual performance of our NEOs;
> - Board and Executive Leadership Team survey results regarding the Chief Executive Officer's performance;
> - internal equity of our NEOs' current compensation and their levels of compensation in comparison to other NEOs; and
> - voting results on the most recent say-on-pay resolutions submitted to our stockholders, as well as any feedback received by the Committee from stockholders outside the voting process.

services, Pay Governance prepared market analyses for the Committee comparing our executives' then-current compensation rates to the market median compensation paid by similar financial services organizations to their officers in similar positions. The analyses focused on:

- base salaries;
- total cash compensation (which included base salaries and target annual incentive awards); and
- total direct compensation (which included total cash compensation and the expected value of long-term incentives).

Our executive positions were compared to similar positions in similarly sized organizations. For purposes of the market analyses, Pay Governance used Financial Services Executive Compensation Surveys from Willis Towers Watson and Aon/McLagan, which included pay data for all of the peer group companies listed below and, more broadly, from over 200 companies in the financial services industry.

To further assist the Committee in understanding our compensation marketplace, each year Pay Governance reviews publicly available proxy-reported data for a group of industry peer companies consisting of publicly traded financial institutions that primarily concentrate on retail and business banking operations headquartered in the United States. Our peer companies used in informing pay decisions for 2025 consisted of twelve publicly traded regional financial institutions that had assets between $80 billion and $565 billion.

The Committee generally compares the compensation of each NEO in relation to the 50th percentile of the peer group for similar positions. In addition, the Committee takes into account various factors such as our performance within the peer group, the unique characteristics of each individual's position, and any succession and retention considerations. Generally, differences or similarities in the levels of total direct compensation among the NEOs are driven primarily by the scope of their responsibilities, market data for similar positions, and considerations of internal equity within our Executive Leadership Team.

Consideration of Last Year's "Say-on-Pay" Vote. At each Annual Meeting, our stockholders vote on a non-binding advisory resolution (a "say-on-pay" resolution) to approve the compensation paid to our NEOs as described in the proxy statement for that meeting. At our 2025 Annual Meeting stockholders approved the proposal with over 98% of the votes entitled to be cast with respect to shares present in person or by proxy, and which were voted or abstained at the meeting, being cast for approval. In connection with its reviews and decision-making process and the setting of our NEOs' compensation for 2025 and 2026, the Committee took into account the voting results on those proposals at our preceding years' Annual Meetings. The Committee believes the voting results on our say-on-pay resolutions indicate that our stockholders understand and support our executive compensation philosophy and objectives. The Committee will continue to consider each year's say-on-pay voting results, as well as any feedback received from stockholders outside the voting process, in evaluating our executive compensation plans, policies, and practices and its decisions regarding executive compensation.

At our 2023 Annual Meeting, stockholders voted on a "say-on-frequency" proposal, expressing their preference whether future say-on-pay votes should be held every year, every two years, or every three years. Consistent with our Board's recommendation, stockholders approved the "every year" option. Accordingly, a say-on-pay resolution is being submitted for a vote of our stockholders at the Annual Meeting. Another say-on-frequency proposal is expected to be submitted for a vote of our stockholders at the 2029 Annual Meeting.

Tax and Accounting Considerations; Deductibility of Executive Compensation. In evaluating compensation program alternatives, the CNG Committee has considered the potential impact on our company of Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) generally disallows a tax deduction to public corporations for compensation over $1.0 million paid for any fiscal year to their chief executive officers and certain other officers. The Committee believes it is important to maintain flexibility in designing compensation programs that it considers to be effective and in the best interests of our stockholders, even if that approach results in payments that are not deductible under Section 162(m).

Incentive Compensation Risk Management. Our Incentive Compensation Risk Management Program includes ongoing risk-balancing processes and mechanisms. Those processes include an annual assessment of risk management performance for the associates within the groups beneath our Executive Leadership Team whose activities may expose us to material amounts of risk, including a compilation of assessments by control function for each such associate. These assessments are then aggregated at the Executive Leadership Team level for consideration by our leadership as part of our risk management processes. The goal of the assessments is to allow for consideration of risk-adjusted compensation outcomes and mitigate excessive risk taking by those associates.

2025 PEER COMPANIES

Ally Financial Inc.

Capital One Financial Corporation

Citizens Financial Group, Inc.

Comerica Incorporated

Fifth Third Bancorp

Flagstar Financial, Inc.

Huntington BancShares Incorporated

KeyCorp

M&T Bank Corporation

The PNC Financial Services Group, Inc.

Regions Financial Corporation

Truist Financial Corporation

Executive Compensation Components

The components of compensation paid to or received by our executive officers for 2025 are summarized in the following table.

Compensation Component	Component Elements	Purpose	Component Risk Profile
Base Salary	• Cash compensation	Provides fixed annual compensation that is comparable with other similarly sized financial institutions and helps attract and retain our executive officers	Low
Long-Term Incentive Plan Awards	• Awards of performance-based cash compensation measured by the extent to which goals are met during award performance periods	Ties a substantial portion of NEO compensation to company performance and growth in the value of our stockholders' investments, promotes a closer identification of the interests of plan participants with company interests and the long-term interests of stockholders, stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments, and enhances our ability to recruit and retain executive officers who are participants	Low
Merger Performance Plan Awards	• Awards of annual performance-based cash compensation tied to realization of intended benefits to our company and stockholders of our merger or acquisition activity based on achievement of performance objectives	Following merger or acquisition activity, provides a cash incentive for the realization of projected benefits to our company and our stockholders, which promotes a closer alignment of the interests of executive officers who are plan participants with company interests and the long-term interests of stockholders, and stimulates efforts to enhance efficiency, profitability, and growth in value of our company and stockholders' investments	Low
Retirement Benefits	• Defined benefit pension plans • Matching contributions to Section 401(k) defined contribution plan accounts, and additional profit-sharing contributions under one of the Section 401(k) plans	Provides competitive levels of retirement income for plan participants	Low
Nonqualified Deferred Compensation Plan	• Deferral of up to 80% of base salary and LTIP award payments under the plan • Earnings (or losses) on voluntary deferrals by plan participants based on deemed investments of participants' accounts in outside investment funds selected by participants from a menu of hypothetical investment options available under the plan	Provides an opportunity for plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of portions of their salaries and LTIP award payments	Low

Compensation Component	Component Elements	Purpose	Component Risk Profile
Nonqualified Separation from Service Agreements	• Cash following separation from service at or after agreed-upon ages or upon a qualifying retirement • Death benefit	Retain and reward the long-term service and loyalty of certain key decision makers, and assure their continued loyalty following a separation from service	Low
Perquisites	• Installation, maintenance, and monitoring of home security systems • Limited staff services for personal activities • Limited other personal benefits provided from time to time	Provide limited personal benefits to certain executive officers in furtherance of our risk management program, for the officers' convenience, and from time-to-time for other specific purposes	Low

Cash Compensation

With certain exceptions related to internal pay equity, increases in our NEOs' base salaries in recent years generally have been limited, while incentive compensation through performance-based awards has become an increasingly substantial portion of our NEOs' total compensation. This aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

Base Salaries. In making its recommendations regarding 2025 and 2026 base salaries for our NEOs, the Committee considered various factors, including our 2024 and 2025 financial and operating performance and the other factors described below.

Consideration of the base salary rates of our Chief Executive Officer, Frank B. Holding, Jr., for 2025 and 2026 took into account the Committee's evaluation of his performance during 2024 and 2025 (including consideration of our internal financial metrics and the extent of achievement of our corporate objectives), his 2024 and 2025 total compensation, the market and peer analyses as prepared by Pay Governance, the incentive opportunities provided to him, and the total compensation of our other NEOs. For 2025, the Committee recommended no increase to Mr. Holding's base salary rate, and for 2026, the Committee recommended a 5.8% increase in his base salary rate.

In considering its recommendations for the 2025 and 2026 base salary rates of our other NEOs, the Committee took into account our internal financial metrics and the extent of achievement of our corporate objectives during 2024 and 2025, their 2024 and 2025 total compensation, the market and peer analyses prepared by Pay Governance, their incentive opportunities, our Chief Executive Officer's assessment of their performance, and, in the case of each NEO, the total compensation of our other NEOs and their total compensation as compared to similarly sized financial institutions. For 2025, the Committee recommended no increases in the base salary rates of our other NEOs. For 2026, the Committee recommended the following increases in base salary rates: 3.4% for Mr. Nix, 6.9% for Mrs. Bryant, 6.9% for Mr. Bristow, and 4.3% for Mrs. Rupp.

The following table shows the base salary rates of our Chief Executive Officer and our other four NEOs, and the percentage increases in their salaries, from 2023 through 2026.

	2023 Base Salary		2024 Base Salary		2025 Base Salary		2026 Base Salary	
	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate	% Increase	Salary Rate
Frank B. Holding, Jr. Chairman and Chief Executive Officer	0.00%	$ 1,010,000	3.0%	$ 1,040,000	0.00%	$ 1,040,000	5.8%	$ 1,100,000
Craig L. Nix Chief Financial Officer	0.00%	675,000	7.4%	725,000	0.00%	725,000	3.4%	750,000
Hope H. Bryant Vice Chairwoman	0.00%	700,000	3.6%	725,000	0.00%	725,000	6.9%	775,000
Peter M. Bristow President	0.00%	700,000	3.6%	725,000	0.00%	725,000	6.9%	775,000
Lorie K. Rupp Chief Risk Officer	0.00%	550,000	4.5%	575,000	0.00%	575,000	4.3%	600,000

Long-Term Incentive Plan ("LTIP"). We reward long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals under our LTIP. The LTIP is intended to reinforce the link between the interests of our participating officers and the interests of our company and our stockholders, and to motivate and reward executive officers for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our stockholders' investments. Cash incentive awards may be granted by the Committee under the LTIP in amounts ("Target Amounts") which are expressed as percentages of officers' base salaries. The awards represent opportunities to receive cash payments based on the extent to which performance goals set by the Committee at "Threshold" (i.e., minimum), "Target," and "Stretch" (i.e., maximum) levels are met or exceeded during stated periods of time ("Performance Periods"). If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each officer will be interpolated by the Committee. In 2026, the maximum amount of an award that may be paid under the LTIP to any one participant in any one fiscal year was increased from $10 million to $15 million, following advice from Pay Governance as to alignment in market compensation for our executive positions.

Since its inception, awards generally have been granted under the LTIP each year for overlapping three-year Performance Periods and with performance objectives based on cumulative annual growth in the tangible book value per share ("TBV") of our common stock plus dividends per common share ("D") paid each year over the applicable Performance Periods (the "TBV+D Growth Rate"). Our TBV per share of common stock at the beginning and end of each year within a Performance Period is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the aggregate number of outstanding shares of both classes of our common stock, subject to certain adjustments applied each year within the Performance Period. The Committee believes growth in TBV is a key driver of long-term value. As a result, the Committee believes that using growth in TBV as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in stockholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

The TBV+D Growth Rate is determined according to the following formula each year within the Performance Period and then cumulated:

$$\frac{\text{(Ending TBV minus Beginning TBV) plus D}}{\text{Beginning TBV}}$$

"Beginning TBV" and "Ending TBV" are measured at the beginning and end of each year within the relevant Performance Period and are subject to adjustments the Committee has discretion to make in order to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period, such as bargain purchase gains and other merger or acquisition-related items, and share repurchases and other items that may have an immediate impact on TBV but which are believed will be beneficial to stockholders in future years. For example, the Committee excluded the significant net positive effects on TBV of the CIT Merger in 2022 and the SVB Acquisition in 2023 from the calculation in order to remove the impact of these strategic transactions from the determination of LTIP payments. Had the Committee not made these adjustments, those transactions alone may have maximized awards under the LTIP for Performance Periods encompassing those years, and the intended incentive aspect of the LTIP awards for these Performance Periods may not have been realized.

In January 2025, the Committee approved the grant to our NEOs and other selected officers of cash-based LTIP performance award opportunities for a new, three-year 2025-2027 Performance Period. Consistent with all previously granted awards, the awards may be earned based on our TBV+D Growth Rate during the Performance Period in comparison to goals established by the Committee. The Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30%, and 48%, respectively, included the same increased Target and Stretch goals as were approved for awards granted since 2022. Those goals would result in participants earning 50%, 100%, and 150%, respectively, of the Target Amounts of their awards (the "Award Percentage"), which were the same as the Award Percentages for the awards granted since 2022. The awards granted since 2022 reflect an increase in the Award Percentage for performance at the Stretch level from 125% to 150% as compared to 2021. As a result, under the 2023-2025, 2024-2026 and 2025-2027 awards, payment of awards at 100% of the Target Amount would require achievement of a higher TBV+D Growth Rate (30% versus 24%) than for awards prior to 2022, and attainment of the increased Stretch performance goal (48% versus 36%) would result in payment of a higher percentage of the Target Amount than for awards prior to 2022 (150% versus 125%). LTIP awards granted to our NEOs during 2025 are listed in the Grants of Plan-Based Awards table below.

In granting the 2025 awards, the Committee continued use of a form of award agreement that imposes non-solicitation and nondisclosure obligations on participants as conditions to the awards. The non-solicitation obligations cover the term of each participant's employment with FCB and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant is generally prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions require the participant to maintain the confidentiality of all FCB business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

In January 2026, the Committee approved payments for the three-year awards granted in January 2023 for the 2023-2025 Performance Period that ended on December 31, 2025. After making adjustments to, among other things, eliminate the significant net positive effects on tangible book value of the SVB Acquisition in 2023 (which alone may have maximized awards under the LTIP), and to continue spreading over three years the impacts of share repurchases and of intangible assets related to other acquisitions in prior years, which adjustments, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2023-2025 Performance Period exceeded the Stretch performance level of 48.0%, and it approved payments to LTIP participants, including our NEOs, at the maximum Award Percentage of 150% of the Target Amounts of the awards. Those payments made to our NEOs are included in the aggregate amounts on the 2025 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table.

A listing of the new awards granted to our NEOs during 2025, and additional information regarding the LTIP and the payments approved by the Committee for the 2023-2025 Performance Period, is provided in the discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards."

In setting the percentages of our NEOs' base salary rates as the Target Amounts of awards, the Committee attempts to provide our NEOs with aggregate amounts of salary and incentive opportunities each year that it considers appropriate based on the market and peer analyses of total direct compensation for officers of other companies in similar positions as our NEOs. Since the LTIP was adopted, the percentages of our NEOs' base salary rates that may be paid at Target levels of performance generally have increased, while, in general, there have been limited increases in our NEOs' base salaries. As a result, payments of performance-based LTIP awards have become an increasingly substantial portion of our NEOs' total compensation, which aligns with our philosophy of emphasizing and rewarding sustained long-term performance.

The following table lists percentages of base salary rates and dollar amounts that could be paid in future years to our NEOs at each performance level under all outstanding LTIP award opportunities they currently hold, including those granted to them in January and February 2026 for the 2026-2028 Performance Period. All award opportunities listed in the table are subject to the policies described below under the caption "Incentive-Based Compensation Clawback Policies."

Name	Performance Period	Target Level Percentage of Base Salary	Potential Payment for Performance at:		
			Threshold Level (1)	Target Level (1)	Stretch/ Maximum Level (1)
Frank B. Holding, Jr.	2026-2028	680%	$ 3,740,000	$ 7,480,000	$ 11,220,000
	2025-2027	575%	2,990,000	5,980,000	8,970,000
	2024-2026	550%	2,860,000	5,720,000	8,580,000
Craig L. Nix	2026-2028	450%	$ 1,687,500	$ 3,375,000	$ 5,062,500
	2025-2027	410%	1,486,250	2,972,500	4,458,750
	2024-2026	400%	1,450,000	2,900,000	4,350,000
Hope H. Bryant	2026-2028	565%	$ 2,189,375	$ 4,378,750	$ 6,568,125
	2025-2027	475%	1,721,875	3,443,750	5,165,625
	2024-2026	460%	1,667,500	3,335,000	5,002,500
Peter M. Bristow	2026-2028	565%	$ 2,189,375	$ 4,378,750	$ 6,568,125
	2025-2027	475%	1,721,875	3,443,750	5,165,625
	2024-2026	460%	1,667,500	3,335,000	5,002,500
Lorie K. Rupp (2)	2026-2028	270%	$ 810,000	$ 1,620,000	$ 2,430,000
	2025-2027	250%	718,750	1,437,500	2,156,250
	2024-2026	250%	718,750	1,437,500	2,156,250

(1)   Performance goals were set for award opportunities for the 2024-2026, 2025-2027, and 2026-2028 Performance Periods at Threshold, Target, and Stretch TBV+D Growth Rate levels of 12%, 30%, and 48%, respectively.

(2)   Mrs. Rupp intends to retire effective June 1, 2026. Under the terms of the LTIP, a pro rata share of an award may be paid, at the Committee's discretion, after the end of the period covered by the award if and to the extent that the award would have become earned and payable had Mrs. Rupp's employment status not changed.

Merger Performance Plan ("MPP"). Following merger or acquisition activity, we may utilize the MPP to motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of benefits of these transactions to our company and stockholders. Under the plan, eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards payable in cash based upon attainment of performance objectives related to our mergers and acquisitions. The MPP helps reward and motivate associates based on merger and acquisition activity since the significant net positive effect on TBV from that activity may be eliminated from consideration in determining the realization of performance levels under the LTIP. The maximum amount that may be paid under the MPP to any one participant in any fiscal year may not exceed $5 million.

In January 2025, the Committee approved award opportunities for our NEOs for 2025 in specified "Target" amounts. The awards could be earned based on the attainment of performance objectives related to the SVB Acquisition. Performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals, and were intended to be challenging, but achievable at the "Threshold" level, with increasing difficulty at the "Target" and "Maximum" levels.

MPP award opportunities granted for 2025 are listed in the Grants of Plan-Based Awards table. Under the MPP, the Committee can reduce or eliminate the amount of any award by applying negative discretion, including an award that would otherwise be earned and payable under the terms of the plan.

In January 2026, the Committee assessed achievement of performance objectives with respect to the 2025 MPP award opportunities and approved payment to each of our NEOs of the MPP awards at the Maximum level. The amounts of those payments made to our NEOs are included in the aggregate amounts listed on the 2025 line of the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table.

The Committee approved no new NEO performance award opportunities for 2026 under the MPP, but it remains available should the Committee determine in the future to provide award opportunities in connection with merger or acquisition activity. No further award opportunities are expected to be granted with respect to the SVB Acquisition. Additional information regarding the MPP and awards approved under it is contained in the narrative discussion under the caption "EXECUTIVE COMPENSATION — Grants of Plan-Based Awards."

Bonuses. From time to time the Committee may consider and recommend, and the Boards may approve, payment of a discretionary cash bonus to one or more executive officers based on particular performance or achievement considerations or other factors related to the hiring and retention of motivated and talented executive officers. No discretionary bonuses were paid for 2025 to any of our NEOs.

Nonqualified Deferred Compensation Plans

We maintain an unfunded, nonqualified deferred compensation plan (the "FCB 2021 Plan") that permits plan participants to save for retirement and other long-term financial goals on a tax-deferred basis by electing to defer their receipt of up to 80% of their base salaries and LTIP award payments. FCB credits participants' deferred amounts with deemed investment gains, and deducts deemed investment losses, based on hypothetical investment options selected by the participants from a menu of investment options which are used only for purposes of measuring the amounts to be added to or deducted from participants' accounts. Many of those hypothetical investment options are identical to the investment options offered to participants in FCB's Section 401(k) plans. However, certain investment funds that are available to Section 401(k) plan participants are not options hypothetically available to FCB 2021 Plan participants because those investment funds are only available for the investment of assets held in employer-sponsored retirement plans under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or because they are not available to plans that have smaller aggregate amounts of assets. In the case of those Section 401(k) plan investment options, similar investment fund options are offered to participants in the FCB 2021 Plan that are equivalent to, but not more favorable than, the Section 401(k) plan options, with the exception of five investment funds available to Section 401(k) plan participants for which no comparable option is available to FCB 2021 Plan participants.

The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant, and Mr. Bristow are participants in and have previously deferred compensation under the FCB 2021 Plan. Mrs. Bryant and Mr. Nix deferred additional compensation under the FCB 2021 Plan during 2025. Mr. Holding and Mrs. Rupp are eligible to participate in the plan but have not elected to defer any compensation and do not have account balances under the plan.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, nonqualified deferred compensation plans (the "FCB-SC Plans") in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, accrue interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow each have accounts under both of the FCB-SC Plans, and a portion of the interest credited to each of their accounts for 2025 was considered to be "above market" under the SEC's disclosure rules and is included in their amounts listed under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and described in Footnote 5 to that table.

Additional information about the above three plans, including amounts deferred during 2025 by Mrs. Bryant and Mr. Nix, deemed net investment gains credited to accounts of Mr. Nix, Mrs. Bryant, and Mr. Bristow during 2025 under the FCB 2021 Plan, interest credited to the FCB-SC Plan accounts of Mr. Nix and Mr. Bristow for 2025, and their respective year-end account balances under all three plans, is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION – Nonqualified Deferred Compensation."

Retirement Plans

We currently maintain the following qualified plans under which retirement benefits are provided to our NEOs and other associates:

- three defined benefit pension plans, including our plan and separate plans previously maintained by FCB-SC and CIT that FCB continues to maintain and administer to provide benefits to FCB-SC's and CIT's former officers and associates who are participants in those plans; and

- two Section 401(k) defined contribution plans, including a legacy plan originally effective July 1, 1984 (the "FCB Legacy 401(k) Plan") and a plan originally effective January 1, 2008 (the "FCB 401(k) Plan").

During 2007, changes were made to our and FCB-SC's retirement plan programs that were designed to reduce the volatility of our pension plan expense, while preserving the competitive retirement benefits we provide to our associates. The changes included the retention of pension and Section 401(k) plans as they existed at the time the changes were made (the "legacy plans"), and the addition of "enhanced" Section 401(k) plans. Associates of FCB and FCB-SC hired after the changes were made would participate only in the enhanced Section 401(k) plans and would not become participants in the pension plans. Eligible associates hired before the changes made one-time elections to:

- continue to participate in the legacy pension and Section 401(k) plans; or

- participate only in the enhanced Section 401(k) plans rather than the legacy Section 401(k) plans, in which case they would continue to be participants in the pension plans, but their pension plan benefit service would be frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

FCB's, FCB-SC's and CIT's pension plans continue to exist as separate plans. FCB-SC's legacy and enhanced Section 401(k) plans were merged into FCB's corresponding plans (the FCB Legacy 401(k) Plan and FCB 401(k) Plan, respectively) following that merger.

At the time of the plan changes in 2007, Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow were pension plan participants and each elected to remain in the legacy plans. Mrs. Rupp was first employed by FCB after the above plan changes were implemented and does not participate in FCB's pension plan, but she is a participant in the FCB 401(k) Plan.

Further information about the terms of the defined benefit pension plans in which NEOs participate (including the calculation of benefits under the plans), as well as our Section 401(k) plans (including the calculation of matching and profit-sharing contributions), is contained in this proxy statement under the caption "EXECUTIVE COMPENSATION – Retirement Benefits and Separation from Service Payments."

Nonqualified Separation from Service Agreements

FCB has nonqualified separation from service agreements with Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow and certain of our other executive officers that were entered into, or assumed in our merger with FCB-SC, before our LTIP was approved in 2014. The agreements provide for payments for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age or that constitutes a qualifying retirement. No new agreements have been entered into since our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Mrs. Rupp does not have a separation from service agreement.

The original purpose of the agreements was to help retain and reward the long-term service of key officers, and to assure their continued loyalty following a separation from service. Because payments will be made to the officers only if they continue in FCB's employment until their agreed-upon ages or qualifying for retirement, the Committee believed the agreements were consistent with our objective of encouraging and rewarding long-term service and loyalty and that the additional long-term benefit provided to our NEOs under the agreements enhanced our compensation program by mitigating to some degree its lack at that time of any incentive compensation plan or any equity-based compensation. In return for payments, each officer is obligated to provide consultation services to, and not to compete against, FCB during the payment period. Further information about the terms of the agreements is contained in this proxy statement below under the caption "EXECUTIVE COMPENSATION – Retirement Benefits and Separation from Service Payments."

The amounts of payments provided for in the agreements are calculated as percentages ranging from approximately 20% to approximately 45% of the officers' base salary rates at the time their agreements were approved. In the past, from time to time the agreements have been amended to change the amounts and/or percentages used to calculate payment amounts to reflect increases in officers' base salaries, but there have been no adjustments to agreements with any of our current NEOs since 2011, and no further adjustments to those agreements currently are contemplated.

Personal Benefits

We do not provide an extensive array of perquisites or personal benefits to our executive officers beyond those benefits (including individual and family group insurance coverages) that are available generally on the same terms to all our associates. However, for the convenience of our NEOs, or under our risk management program, or for other specific purposes, from time to time certain of our NEOs do receive, or are deemed to have received, other benefits that are not directly related to the performance of their duties as executive officers or that otherwise confer a benefit that has a personal aspect. As part of its review of our NEOs' overall compensation each year, the Committee reviews all personal benefits being provided or proposed to be provided to executive officers, and it recommends to the Boards whether those benefits should be approved or continued. Benefits that certain of our NEOs received, or were deemed to have received, during 2025 included:

- maintenance and monitoring of existing security systems in the residences of Mr. Holding, Mrs. Bryant, Mr. Nix, and Mr. Bristow, and installation of a new system in Mrs. Bryant's residence, under our risk management program; and

- services of staff personnel that we attribute to Mr. Holding's and Mr. Bristow's personal activities.

Our Boards maintain a policy under which FCB will, as deemed advisable, install, maintain, and monitor security systems in the homes of certain executive officers. The Boards believe the safety of our key executive officers is a business concern, and they approved the policy as part of our risk management program. Under the policy, each officer in whose home FCB installs a security system agrees to pay to FCB the depreciated book value of the system following retirement or other termination of employment. FCB periodically replaces or upgrades the security systems in residences as technology improves or the systems age. FCB's annual out-of-pocket expenditures associated with equipment purchases and installation (including replacement), maintenance, and monitoring associated with each officer's security system is treated as a personal benefit to that officer. During 2025, FCB maintained and monitored security systems in the residences of Mr. Holding, Mrs. Bryant, Mr. Nix, and Mr. Bristow, and installed a new system in Mrs. Bryant's residence.

We monitor our NEOs' utilization of the services of administrative personnel. To the extent an associate may, from time to time, provide services that relate to an NEO's personal activities, we estimate the staff time devoted to those services and treat a portion of our compensation and benefits expense related to the associate as a personal benefit to that NEO.

FCB maintains two corporate apartments, both of which are in a building owned by FCB in Columbia, South Carolina. Our lease of an apartment in New York, New York expired on February 28, 2025 and was not renewed. The apartments are provided as lodging for FCB executives during business trips, and we monitor their use. If an apartment is used by an executive for personal purposes, we allocate to the executive, as a personal benefit, our aggregate incremental cost associated with each day of that personal use. There was no personal use of any of the apartments during 2025.

We believe our incremental costs associated with personal benefits we provided to each of our NEOs during 2025 other than Mrs. Bryant did not exceed an aggregate of $10,000. As a result, the costs of the benefits they received are not included in their 2025 compensation listed in the Summary Compensation Table. The incremental costs associated with personal benefits provided to Mrs. Bryant totaled $32,788, which is included in her 2025 compensation listed in the Summary Compensation Table. Our executive officers also are covered by a directors and officers liability insurance policy paid for by FCB, and we also provide each executive officer with group life, health, medical, and other insurance coverages for themselves and their spouses and families, as applicable, on the same terms, including cost, as those coverages are provided to all full-time associates. We do not consider those insurance coverages to be perquisites and the cost of that insurance is not included in the Summary Compensation Table or in our calculation of the incremental cost of benefits provided to our NEOs.

Incentive-Based Compensation Clawback Policies

The Committee maintains policies and other mechanisms to claw back executive compensation upon the occurrence of certain events. These include our "Policy for the Recovery of Erroneously Awarded Compensation" (the "Nasdaq Recovery Policy"), our Incentive Compensation Policy, and provisions of the LTIP, MPP, and LTIP award agreements.

The Nasdaq Recovery Policy provides, in accordance with Nasdaq listing standards and subject to certain exceptions, that we will recover incentive-based compensation from our executive officers in the event of an "Accounting Restatement." For purposes of the Nasdaq Recovery Policy, an Accounting Restatement refers to a restatement of our financial statements that results from material noncompliance with any financial reporting requirement under the securities laws, including any restatement required to correct an error in previously issued financial statements that is material to those financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The Nasdaq Recovery Policy applies to incentive-based compensation granted, earned, or vested, based wholly or in part on the attainment of a financial reporting measure based upon or derived from our financial statements (including, but not limited to, awards granted under the LTIP and MPP) during the three-year period that precedes an Accounting Restatement date as determined under the policy.

The Incentive Compensation Policy also provides that we may require associates, including executive officers, to forfeit or repay performance-based compensation in the event of, in addition to an Accounting Restatement, a material inaccuracy of a performance metric or calculation used in determining performance-based compensation, failures to manage material risks or address significant regulatory or audit issues, or significant violations of our Code of Ethics, other internal policy, or law.

In addition, the LTIP, the MPP, as well as the LTIP award agreements provide that awards under the plans are subject to any clawback policies we implement, which include, but are not limited to, the Nasdaq Recovery Policy and the Incentive Compensation Policy. Each executive officer is also required to execute an acknowledgement confirming that he or she is subject to our Nasdaq Recovery Policy during and after their employment by us and will abide by its terms, including the obligation to repay, return, and/or forfeit any erroneously awarded compensation.

The foregoing descriptions of the Nasdaq Recovery Policy, Incentive Compensation Policy, LTIP, MPP, and LTIP award agreements do not purport to be complete and are qualified in their entirety by reference to the full text of each, which, with the exception of the Incentive Compensation Policy, are filed as exhibits to our 2025 Annual Report.

EXECUTIVE OFFICERS

We consider our and FCB's officers who are listed below to be our current executive officers. Each current executive officer serves at the pleasure of the Boards until his or her removal, resignation, retirement, death, or disqualification, or until his or her successor is duly elected and qualified. Ages listed in the table are as of the date of this proxy statement.

Name and Age	Positions with FCB and Us
Frank B. Holding, Jr. 64	FCB's and our Chairman since February 2009, and FCB's and our Chief Executive Officer since January 2008. Previously, Chief Executive Officer of our former subsidiary, IronStone Bank, from February 2009 to January 2011, and our and FCB's President from 1994 to February 2009. Employed by FCB since 1983. For additional information about Mr. Holding, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Hope H. Bryant 63	FCB's and our Vice Chairwoman since January 2011. Previously, President of our former subsidiary, IronStone Bank, from 2006 until January 2011, and FCB's Executive Vice President from 2002 until January 2011. Employed by FCB since 1985. For additional information about Mrs. Bryant, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Peter M. Bristow 60	FCB's and our President since November 2014. Previously, Executive Vice President and Chief Operating Officer of First Citizens Bancorporation, Inc. and President and Chief Operating Officer of First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014 and FCB-SC since 1991. For additional information about Mr. Bristow, see "PROPOSAL 1: ELECTION OF DIRECTORS."
Craig L. Nix 54	FCB's and our Chief Financial Officer since November 2014. Previously, Executive Vice President and Chief Financial Officer of First Citizens Bancorporation, Inc., and First Citizens Bank and Trust Company, Inc., Columbia, S.C., from 2001 to 2014. Employed by FCB since 2014 and FCB-SC since 1999.
Gregory L. Smith 61	FCB's and our Chief Information and Operations Officer, and Executive Vice President of FCB, since January 2024. Previously, Head of Transformation and Corporate Operations from 2022 to 2023, Head of North American Customer Operations from 2020 to 2022, Head of North American Contact Centers and ATM Channels from 2019 to 2020, and Head of Shared Services from 2014 to 2019, at TD Bank Financial Group, and served in various leadership positions at TD Bank, NA from 2010 to 2019. Employed by FCB since January 2024.
Lorie K. Rupp 61	FCB's and our Chief Risk Officer, and Executive Vice President of FCB, since March 2017. Previously, FCB's and our Chief Accounting Officer from 2013 to 2017; Consulting Director, KPMG LLP, from 2011 to 2013; Senior Vice President of Accounting and Finance, Regions Financial Corporation, from 2008 to 2009; and Senior Vice President of Finance, Bank of America, from 1990 to 2008. Employed by FCB since 2013.
Jeffery L. Ward 65	FCB's and our Chief Strategy Officer since October 2014. Previously, Regional Executive Vice President of FCB from 2004 to 2014. Employed by FCB since 1992.
Andrew Giangrave 56	FCB's and our Chief Credit Officer, and Executive Vice President of FCB, holding office as an officer since April 2022. Previously, CIT Bank, N.A.'s Senior Vice President from 2006 to 2022. Employed by FCB since January 2022 and, previously, by CIT since 2006.
West L. Ludwig 57	FCB's Chief Human Resources Officer and Executive Vice President, holding office as an officer since 2018. Previously, Senior Vice President, Human Resources for MZ, Inc. (internet gaming technology) from 2016 to 2018, Executive Vice President, Human Resources for Fidelity Investments, Inc. (financial services) from 2008 to 2016, and Director Human Resources for Dell Inc. (technology) from 2000 to 2008. Employed by FCB since 2018.
Matthew G.T. Martin 46	FCB's and our General Counsel and Corporate Secretary, and Executive Vice President of FCB, holding office as an officer since June 2021. Previously, United States Attorney, Middle District of North Carolina, from 2018 to 2021; Associate General Counsel, Duke Energy Corp from 2013 to 2018; and Partner with the law firm of Smith Anderson, in Raleigh, N.C. until 2013. Employed by FCB since 2021.

EXECUTIVE COMPENSATION

Summary

The Summary Compensation Table below shows the cash and certain other compensation paid or provided by FCB to or deferred by our named executive officers listed in the table (our "NEOs") for 2025, 2024, and 2023. Our NEOs also serve as executive officers of FCB. They are compensated by FCB for their services as its officers, and they receive no separate salaries or other compensation from us. All of our NEOs below are employed on an "at will" basis and serve in their positions at the pleasure of our Board, and none of them has an employment agreement with us or FCB.

SUMMARY COMPENSATION TABLE

Name and Principal Position During 2025	Year	Salary (2)	Bonus	Stock Awards	Non-Equity Incentive Plan Compensation (2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)(5)	All Other Compensation (6)	Total
Frank B. Holding, Jr. (1) Chairman and Chief Executive Officer	2025	$ 1,040,000	$ -0-	$ -0-	$ 8,696,250	$ 495,600	$ 15,750	$ 10,247,600
	2024	1,040,000	-0-	-0-	9,706,250	191,869	68,209	11,006,328
	2023	1,010,000	-0-	-0-	8,506,875	429,578	14,850	9,961,303
Craig L. Nix Chief Financial Officer	2025	725,000	-0-	-0-	4,290,625	209,709	15,750	5,241,084
	2024	725,000	-0-	-0-	4,763,125	27,596	37,539	5,553,260
	2023	675,000	-0-	-0-	4,214,688	197,416	14,850	5,101,954
Hope H. Bryant (1) Vice Chairwoman	2025	725,000	-0-	-0-	5,200,000	357,450	48,538	6,330,988
	2024	725,000	-0-	-0-	5,690,000	122,468	15,525	6,552,993
	2023	700,000	-0-	-0-	4,990,000	337,788	14,850	6,042,638
Peter M. Bristow (1) President	2025	725,000	-0-	-0-	5,200,000	350,900	15,750	6,291,650
	2024	725,000	-0-	-0-	5,690,000	112,799	42,320	6,570,119
	2023	700,000	-0-	-0-	5,190,000	322,227	14,850	6,227,077
Lorie K. Rupp Chief Risk Officer	2025	575,000	-0-	-0-	2,812,500	-0-	31,500	3,419,000
	2024	575,000	-0-	-0-	3,197,500	-0-	31,050	3,803,550
	2023	550,000	-0-	-0-	2,853,750	-0-	29,700	3,433,450

(1) Mr. Holding, Mrs. Bryant, and Mr. Bristow each served as a member of the Boards during each year, but they received no additional compensation for their services as directors.

(2) Salary and Non-Equity Incentive Plan Compensation amounts include the portions, if any, of each officer's base salary and non-equity incentive plan compensation paid by FCB that were deferred at each officer's election under our Section 401(k) plans and, in the case of Mr. Nix, Mrs. Bryant, and Mr. Bristow, under the FCB 2021 Plan, as described in the narrative discussion under the caption "Nonqualified Deferred Compensation."

(3) Reflects the aggregate of amounts paid to NEOs for each year with respect to (i) awards under FCB's LTIP, as described in the narrative discussion under the caption "Long-Term Incentive Plan ('LTIP')" and (ii) award opportunities under FCB's MPP, as described in the narrative discussion under the caption "Merger Performance Plan ('MPP')." The following table reflects amounts paid to each NEO under each plan for 2025.

Plan	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow	Lorie K. Rupp
LTIP	$ 7,196,250	$ 3,290,625	$ 4,200,000	$ 4,200,000	$ 2,062,500
MPP (SVB awards) (a)	1,500,000	1,000,000	1,000,000	1,000,000	750,000
Total	$ 8,696,250	$ 4,290,625	$ 5,200,000	$ 5,200,000	$ 2,812,500

(a) Reflects payments made with respect to the MPP awards for 2025 described in the Grants of Plan Based Awards table below related to the SVB Acquisition. No further award opportunities are expected to be granted with respect to the SVB Acquisition.

(4) Amounts in this column consist of two components, including:

- "Change in Pension Value," which represents the net aggregate amount of the increase, if any, for each year in (i) for officers who are pension plan participants, the actuarial present value of those officers' accumulated benefits under defined benefit pension plans, and (ii) for officers who are parties to separation from service agreements with FCB, the present value of monthly payments that would be made under those agreements to the officers in the future for a period of 10 years following their separation from service at age 65 as permitted under the agreements; and
- in the case of Mr. Nix and Mr. Bristow only, "Nonqualified Deferred Compensation Earnings," which, as described in Footnote 5 below, represent amounts of interest accrued on nonqualified deferred compensation that is considered to be "above market" under the SEC's disclosure rules.

"Change in Pension Value" amounts do not represent payments actually received by NEOs. As further described in the narrative discussion under the caption "Retirement Benefits and Separation from Service Payments," each year we determine present values of benefits and future payments under the pension plans and separation from service agreements as of December 31 in order to reflect the present value of our future obligations to the NEOs under the plans and those agreements in our consolidated financial statements. Future payments are projected based on the net effect of a number of assumptions, including assumptions regarding future events (including, in the case of the pension plans, mortality assumptions), and other factors, including additional service credit, changes in amounts of compensation covered by the pension plans, and plan amendments. We discount the projected future payments to present values using a rate of interest calculated by a third party based on a theoretical portfolio of high-quality corporate bonds that would be sufficient to provide for projected payments under the pension plans and agreements. Under financial and pension accounting principles, those assumptions and the discount rates change from time to time. In general, the present value of an officer's future payments increases as the officer grows older and the time before the commencement of those payments decreases. The present values also increase if the discount rate used in the calculation decreases from one year to the next, and they decrease if the discount rate increases. Changes in the other assumptions we use also can result in increases or decreases in present values, and the aggregate change in the present value of a participant's plan benefits for any year is an amount based on the net effect of the various assumptions and factors and changes in the discount rate. The discount rates used for calculating the present values for each year covered in the table below were: for 2025, 5.61% for the pension plans and 4.81% for the separation from service agreements; for 2024, 5.69% for the pension plans and 5.25% for the separation from service agreements; and for 2023, 5.16% for the pension plans and 4.60% for the separation from service agreements. For 2025, aggregate present values at December 31 increased as compared to the amounts at December 31, 2024, resulting primarily from increases in amounts of compensation covered by the pension plans and a one-year decrease in the time before commencement of payments, as well as a decrease in the discount rates used in determining present values (as compared to the rates used for 2024). For 2024, aggregate present values at December 31 increased as compared to the amounts at December 31, 2023, resulting primarily from increases in amounts of compensation covered by the pension plans and a one-year decrease in the time before commencement of payments, offset somewhat by an increase in the discount rates used in determining present values (as compared to the rates used for 2023). For 2023, aggregate present values at December 31 increased as compared to the amounts at December 31 of the prior year resulting primarily from a decrease in the discount rates used in determining present values (as compared to the rates used for 2022), as well as from increases in amounts of compensation covered by the pension plans and the one-year decrease in the time remaining before the commencement of payments. Present value amounts could increase or decrease in future years if discount rates decrease or increase or there are changes in other assumptions. The separate increases or decreases for 2025, 2024, and 2023 for each NEO who participates in a pension plan and the separation from service agreements are listed in the following table. Mrs. Rupp is not a participant in a pension plan and does not have a separation from service agreement.

	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow
2025				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 273,047	$ 123,879	$ 270,168	$ 208,016
Increase (decrease) in present value of future monthly payments under separation from service agreements	222,553	58,991	87,282	90,688
Aggregate increase (decrease)	$ 495,600	$ 182,870	$ 357,450	$ 298,704
2024				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 123,682	$ 21,814	$ 108,925	$ 68,683
Increase (decrease) in present value of future monthly payments under separation from service agreements	68,187	(18,951)	13,543	(3,984)
Aggregate increase (decrease)	$ 191,869	$ 2,863	$ 122,468	$ 64,699
2023				
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ 277,630	$ 142,071	$ 281,013	$ 222,847
Increase (decrease) in present value of future monthly payments under separation from service agreements	151,948	32,553	56,775	55,054
Aggregate increase (decrease)	$ 429,578	$ 174,624	$ 337,788	$ 277,901

(5) In addition to their "Change in Pension Value," the amounts listed in this column of the Summary Compensation Table for 2025, 2024, and 2023 for Mr. Nix and Mr. Bristow include "Nonqualified Deferred Compensation Earnings" which represent portions of the interest accrued by FCB to their accounts each year under nonqualified deferred compensation plans it assumed from FCB-SC in 2014 that is considered to be "above market" (for Mr. Nix, $26,839, $24,733, and $22,792, respectively, and for Mr. Bristow, $52,196, $48,100, and $44,326, respectively). Those "above market" amounts equal the portions of total interest FCB credited to each officer's accounts each year at the fixed interest rate provided for in the plans that exceed the amounts that would have been accrued at rates equal to 120% of the Internal Revenue Service's "applicable federal rates" for the months during which the actual fixed accrual rate was set. Interest credited to their accounts that is not considered to be "above market" is not included in the table. None of our other NEOs had any "Nonqualified Deferred Compensation Earnings" for any year in the table, and none are included in their amounts listed in this column. Additional information regarding our NEOs' participation in nonqualified deferred compensation plans during 2025 is contained in the narrative discussion under the caption "Nonqualified Deferred Compensation."

(6) The following table describes each officer's "Other Compensation" for 2025.

Description	Frank B. Holding, Jr.	Craig L. Nix	Hope H. Bryant	Peter M. Bristow	Lorie K. Rupp
FCB's matching contributions under Section 401(k) plans (a)	$15,750	$15,750	$15,750,	$15,750	$21,000
FCB's additional profit-sharing contributions under FCB 401(k) Plan (a)	—	—	—	—	10,500
Estimates of FCB's aggregate incremental costs related to personal benefits (b)	—	—	32,788	—	—
Total Other Compensation	$15,750	$15,750	$ 48,538	$15,750	$31,500

(a) Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow participate in the FCB Legacy 401(k) Plan and, as a result, received FCB's matching contributions to their accounts during 2025 but did not receive additional profit-sharing contributions. Mrs. Rupp participates in the FCB 401(k) Plan and received a profit-sharing contribution to her account for 2025 in addition to FCB's matching contributions. The FCB Legacy 401(k) Plan and FCB 401(k) Plan are described below under the caption "Section 401(k) Plans."

(b) From time to time our executive officers, including our NEOs, receive or may be deemed to have received various personal benefits from FCB. We believe FCB's aggregate incremental cost associated with personal benefits provided during 2025 to each of our NEOs (other than Mrs. Bryant) did not exceed $10,000 and, for that reason, no amount for personal benefits is included for them in the table above or in the "All Other Compensation" column in the Summary Compensation Table. The incremental cost associated with personal benefits provided to Mrs. Bryant totaled $32,788 (composed of $31,816 for the installation of a new security system at her residence and $972 for maintenance and monitoring) and are included in the table above and in the "All Other Compensation" column of the Summary Compensation Table. FCB also provides each of our executive officers with group life, health, medical, and other insurance coverages for themselves and their spouses and families on the same terms as those coverages are provided to all full-time employees. The cost of that insurance is not included in the table. Additional information regarding personal benefits is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Grants of Plan-Based Awards

During 2025, various plan-based award opportunities were approved for the NEOs listed in the Summary Compensation Table. Those awards are listed in the table below and are further described in the paragraphs following the table.

GRANTS OF PLAN-BASED AWARDS

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | |
		Threshold	Target	Stretch/ Maximum
Frank B. Holding, Jr.	01/21/2025 (1)	$2,990,000	$5,980,000	$8,970,000
	01/21/2025 (2)	500,000	1,000,000	1,500,000
Craig L. Nix	01/21/2025 (1)	1,486,250	2,972,500	4,458,750
	01/21/2025 (2)	333,333	666,667	1,000,000
Hope H. Bryant	01/21/2025 (1)	1,721,875	3,443,750	5,165,625
	01/21/2025 (2)	333,333	666,667	1,000,000
Peter M. Bristow	01/21/2025 (1)	1,721,875	3,443,750	5,165,625
	01/21/2025 (2)	333,333	666,667	1,000,000
Lorie K. Rupp	01/21/2025 (1)	718,750	1,437,500	2,156,250
	01/21/2025 (2)	250,000	500,000	750,000

(1) Awards were granted on January 21, 2025, under FCB's LTIP for the 2025-2027 Performance Period. See "Long-Term Incentive Plan ('LTIP')" below. "Threshold," "Target," and "Stretch" amounts reflect the amounts of the LTIP awards that may be paid to each NEO at "Threshold" (i.e., minimum), "Target," and "Stretch" (i.e., maximum) levels of performance during the Performance Period in relation to goals set by the Committee for the awards. The amounts payable at the Target level of performance ("Target Amount") were based on percentages of the officers' 2025 base salary rates as follows: Mr. Holding – 575%; Mr. Nix – 410%; Mrs. Bryant – 475%; Mr. Bristow – 475%; and Mrs. Rupp – 250%. At the end of the Performance Period, payments may be made to the officers equal to 50%, 100%, and 150% of their Target Amounts for performance at the Threshold, Target, and Stretch levels, respectively. If performance over the Performance Period exceeds the Threshold level but not the Target level, or exceeds the Target level but not the Stretch level, the amount earned by each NEO will be interpolated by the Committee. Stretch amounts are the maximum amounts that may be paid for the 2025-2027 Performance Period.

(2) Award opportunities with respect to the SVB Acquisition were approved on January 21, 2025, for 2025 based on continued attainment of performance objectives related to that transaction, including timely integration achievement, risk management, individual performance, our overall results, and other related specific goals. See "Merger Performance Plan ('MPP')" below. The "Threshold," "Target," and "Stretch" ("Maximum") amounts of the NEOs' awards reflect the amounts that could be paid to them for 2025 based on the extent to which performance objectives for the awards were determined to have been satisfied at the end of the year. The awards for 2025 were paid at the Maximum level during February 2026 and are included in the aggregate amount listed for each NEO for 2025 in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. Those payments are separately listed in Footnote 3 to that table. No further award opportunities are expected to be granted with respect to the SVB Acquisition.

Long-Term Incentive Plan ("LTIP"). Under FCB's LTIP, we reward long-term performance through cash award opportunities that may be earned based on the extent of attainment of performance goals. Eligible associates of FCB and its affiliates may be offered opportunities to earn awards stated as percentages of their base salary rates, and payable in cash. The LTIP is intended to reinforce the link between the interests of our participating associates and the interests of our company and our stockholders, and to motivate and reward participating associates for their contributions toward achieving our strategic plan's central objective of building the long-term value of our company and our stockholders' investments. Each year our CNG Committee considers the grant of new awards under the LTIP. Awards granted each year have provided for payments based on performance goals measured over stated periods of time ("Performance Periods"), which since inception generally have been specified as three calendar years that overlap as grants are made from year to year. As reflected in the table above, in January 2025, the Committee approved the grant of awards to our NEOs listed in the table for a new, three-year 2025-2027 Performance Period.

The LTIP is administered by the CNG Committee, which selects associates to whom awards will be granted. All salaried associates who are considered to be in the "Executive Career Level," as defined by FCB's Career Framework, are eligible to participate in the LTIP.

In general, when the Committee grants awards under the LTIP, it establishes the Performance Period during which performance will be measured, establishes one or more specific written performance objectives and specific goals for each participant and/or for each group of participants for that Performance Period, and assigns to each participant a target award (a "Target Amount") for the Performance Period. Performance Periods may be coincident with one or more of our fiscal years, or any portions thereof. Each participant may earn a percentage set by the Committee at the time of grant (the "Award Percentage," which may exceed or be less than 100%) of his or her Target Amount based on the extent of attainment of the performance goals established by the Committee for the relevant Performance Period. In 2026, the maximum amount of an award that may be paid under the LTIP to any one participant in any one fiscal year was increased from $10 million to $15 million, following advice from Pay Governance as to alignment in market compensation for our executive positions.

As conditions to their awards, participants must agree to non-solicitation and nondisclosure obligations. The non-solicitation obligations cover the term of each participant's employment and a period of one year after termination of employment, while the nondisclosure obligations cover all times during and after each participant's employment with FCB. During the non-solicitation period, other than on behalf of FCB, each participant will generally be prohibited from employing or soliciting for employment any associate of FCB who was supervised by or was personally known to the participant, or soliciting the business of any customer or prospective customer with whom the participant had material contact. Subject to customary limitations, the nondisclosure provisions will require the participant to maintain the confidentiality of all FCB business information, trade secrets, and data and return all such materials in his or her possession to FCB upon termination of employment.

Performance objectives under the LTIP may be based on individual, business unit/function, and/or corporate performance, or any combination thereof. If a participant's performance goals are based on a combination of performance criteria, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. The Committee also may apply other or non-objective performance criteria for participants to the extent permitted, or not prohibited, by applicable law and regulations. The targeted levels of performance with respect to performance objectives may be established at such levels and on such terms as the Committee in its discretion may determine, including but not limited to on an absolute basis, in relation to performance in a prior Performance Period, and/or relative to one or more peer group companies or indices, or any combination thereof, and performance objectives and results may be determined without regard to extraordinary items. The Committee may adjust awards as appropriate for partial achievement of goals or other factors and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated.

Performance objectives are required to be established by the Committee no more than 90 days after the commencement of the Performance Period to which the objectives relate and before 25% of the relevant Performance Period has elapsed. As soon as practicable after the end of a Performance Period, the Committee will determine whether performance goals for the period were met and, if so, at what level of achievement, under specific formulae established for the period. If performance goals are met, the Committee will determine the amount of each participant's Target Amount that has been earned and will be paid. The Committee has unilateral discretion to reduce or eliminate the amount of an award, including an award otherwise earned and payable under the LTIP.

The Committee has discretion to determine whether awards will be paid or forfeited in the event of a participant's termination of employment before the end of a Performance Period or prior to payment of the awards. If a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or another similar event occurs, or if the participant's employment is otherwise terminated (except for cause) by us during a Performance Period, a pro rata share of the participant's award based on the period of actual participation may be paid to the participant, at the Committee's discretion, after the end of the Performance Period if and to the extent that it would have become earned and payable had the participant's employment status not changed.

FCB's Board may amend, discontinue, or terminate the LTIP in whole or in part at any time, subject to stockholder approval of any amendments if required by applicable laws, rules, or regulations and to participant consent if any such action may adversely affect any award earned and payable under the LTIP at that time. However, the Committee has unilateral authority to amend the LTIP and any award (without participant consent) to the extent necessary to comply with applicable laws, rules, or regulations, or changes to applicable laws, rules, or regulations, as well as to reduce or eliminate an award. The Committee also may adjust or modify the terms of awards, performance objectives, or performance calculations (i) in the event of a large, special, and non-recurring dividend or distribution, or a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, forward or reverse split, stock dividend, liquidation, dissolution, or other similar corporate or strategic transactions, or in recognition of any other unusual or nonrecurring event or extraordinary item affecting us or our financial statements, or (ii) in response to changes in applicable laws and regulations, accounting principles, and tax rates, or changes in business conditions, or the Committee's assessment of our business strategy. In addition, the Committee's authority to grant awards and authorize payments under the LTIP does not restrict its authority, and the Board reserves the right, to grant compensation under other compensation plans or programs, grant discretionary bonuses, or otherwise pay compensation, to any officers and associates. As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policies," payments of awards under the LTIP are subject to our clawback policies.

Under the awards granted in January 2025 that are listed in the table above, a percentage of the Target Amount of each award could be earned at the end of its Performance Period based on the extent to which we have attained performance goals set for the awards. As has been the case with all previous awards, the performance goals for the awards were based on cumulative annual growth in the tangible book value per share ("TBV") of our common stock, plus dividends per common share ("D") paid each year over the 2025-2027 Performance Period that applies to the awards (the "TBV+D Growth Rate"). The Committee believes growth in TBV is a key driver of long-term value. As a result, the Committee believes that using growth in TBV as the primary component of the performance goals for our LTIP is consistent with our focus on long-term objectives and our emphasis on financial stability and growth in stockholder value. The Committee believes those objectives are factors that have contributed to our financial success over the years.

The Committee set the same Threshold, Target, and Stretch TBV+D Growth Rate goals of 12%, 30% and 48%, respectively, as had been set for awards beginning in 2022. Our tangible book value per share on each measurement date is the amount equal to our total assets, minus our intangible assets, minus our liabilities, divided by the total outstanding shares of both classes of our common stock. The TBV+D Growth Rate is determined according to the following formula for each year within the Performance Period and then cumulated: TBV at the end of the year, minus TBV at the beginning of the year, plus dividends paid on our common stock during the year, divided by TBV at the beginning of the year, subject to adjustments the Committee has discretion to make in order to eliminate, or to spread over several years, the effect of strategic decisions made by the Board during a Performance Period, such as bargain purchase gains and other merger or acquisition related items, and share repurchases and other items that may have an immediate impact on TBV but which are believed will be beneficial to stockholders in future years. The Threshold, Target, and Stretch performance levels set by the Committee for the awards granted in 2025 would result in the same Award Percentages of 50%, 100%, and 150%, respectively, as had been set for awards beginning in 2022. In the Grants of Plan-Based Awards table above, the dollar amounts reflect the amounts that could be earned and paid at each performance level set by the Committee.

On December 31, 2025, the 2023-2025 Performance Period ended for awards granted during 2023, and during February 2026 payments were made to participants in the LTIP with respect to those three-year awards. The Threshold, Target, and Stretch performance levels set by the Committee during 2023 for those awards were TBV+D Growth Rates of 12.0%, 30.0%, and 48.0%, respectively. After making adjustments to, among other things, eliminate the significant net positive effects on tangible book value of the SVB Acquisition during 2023 (which alone may have maximized awards under the LTIP), and to continue spreading over three years the impacts of share repurchases and of intangible assets related to other acquisitions in prior years, which adjustments, in the aggregate, reduced the TBV+D Growth Rate, the Committee determined that our TBV+D Growth Rate, as so adjusted, for the 2023-2025 Performance Period exceeded the Stretch performance level of 48.0%, and it approved payments to LTIP participants, including our NEOs, at the Maximum Award Percentage of 150% of the Target Amounts of the awards. The amounts of those payments made to our NEOs for 2025 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table.

Information regarding all outstanding awards under the plan currently held by our NEOs is contained in the discussion under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Cash Compensation."

Merger Performance Plan ("MPP"). Following merger or acquisition activity, we may utilize the MPP to motivate and reward associates who have significant involvement in and responsibility for post-acquisition processes by offering cash incentives that are dependent on the realization of benefits of these transactions to our company and stockholders. Under the plan, eligible executives and other associates of FCB and its affiliates may be offered opportunities to earn awards payable in cash based upon attainment of performance objectives related to our mergers and acquisitions. The MPP helps reward and motivate associates based on merger and acquisition activity since the significant net positive effect on TBV from that activity may be eliminated from consideration in determining the realization of performance levels under the LTIP.

The MPP is administered by the CNG Committee. The plan authorizes the Committee to select associates as participants for whom awards will be approved, set the amounts of the awards, performance objectives, and other terms and conditions of each award, and specify the period during which achievement of performance objectives will be measured. Executive career level and other associates who play a key role in merger and acquisition planning and integration processes are eligible to participate in the MPP. The CNG Committee, in its discretion, may delegate all or part of its authorities under the plan to one or more directors and/or officers; provided, however, that it may not delegate its responsibility to make awards to executive officers. The Committee is authorized to establish, suspend, or waive any rules for the administration, interpretation, and application of the MPP and make any determination, and take any other action, that it considers necessary or desirable for the administration of the plan.

Performance objectives under the MPP may be tied to one or more of the following: timely achievement of stabilization, integration, or optimization milestones, realization of merger or acquisition cost savings and synergies, risk management, individual performance, or other related specific objectives as assigned, which may include company performance. Where performance objectives are based on company and individual performance, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. Following the end of the period covered by each award, the Committee will determine the extent to which performance objectives for that period have been achieved and the amount, if any, of the participants' awards that will be paid. Amounts of awards, which may be set as single "Target" amounts, or tiered as "Threshold," "Target," and "Maximum" amounts, reflect the amounts that may be paid to participants based on the extent to which performance objectives set by the Committee are determined to have been satisfied at the end of the period covered by the awards. The Committee may reduce or eliminate the amount of an award by applying negative discretion, including to an award that would otherwise be earned and payable under the terms of the plan. Award payments are made in cash in a lump sum, less required withholdings, and payment to a participant will be conditioned on his or her continued active employment on the payment date, subject to certain exceptions specified in the plan. The maximum amount that may be paid under the MPP to any one participant in any fiscal year may not exceed $5 million. As described under the caption "COMPENSATION DISCUSSION AND ANALYSIS — Incentive-Based Compensation Clawback Policies," payments of awards under the MPP are subject to our clawback policies.

In January 2025, the Committee approved MPP award opportunities for 2025 with respect to the SVB Acquisition to each of our NEOs listed in the Grants of Plan-Based Awards table above. The performance objectives included timely integration achievement, risk management, individual performance, our overall results, and other related specific goals, and were intended to be challenging, but achievable at the "Threshold" level, with increasing difficulty at the "Target" and "Maximum" levels. The table lists the amounts that could be earned and paid under each award based on attainment of performance objectives.

In January 2026, the Committee assessed achievement of performance objectives with respect to the 2025 MPP awards and approved payment to each of our NEOs at the Maximum level. The amounts of those payments made to our NEOs for 2025 are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and are separately listed in Footnote 3 to that table. The Committee approved no new NEO performance award opportunities for 2026 under the MPP, but it remains available should the Committee determine in the future to provide award opportunities in connection with merger or acquisition activity. No further award opportunities are expected to be granted with respect to the SVB Acquisition.

Retirement Benefits and Separation from Service Payments

We currently have three separate qualified defined benefit pension plans (including our original plan and two separate plans previously maintained by FCB-SC and CIT covering their former officers and associates) under which benefits are provided to plan participants following their retirement, and two separate Section 401(k) defined contribution plans (the FCB Legacy 401(k) Plan and the FCB 401(k) Plan) under which plan participants may defer a pre-tax and/or post-tax portion of their compensation for retirement and receive employer matching contributions to their accounts equal to a portion of their voluntary deferrals and, in the case of participants in the FCB 401(k) Plan, additional profit-sharing contributions to their accounts.

In addition, FCB has separation from service agreements with certain executive officers which provide for payments to the officers or their beneficiaries for a period of 10 years following their separation from service at agreed-upon ages, qualifying retirements, or their deaths.

The following table provides information about benefits under the pension plans and the separation from service agreements for each of our NEOs who participates in those plans. Mrs. Rupp does not participate in a pension plan and does not have a separation from service agreement.

PENSION BENEFITS
AND SEPARATION FROM SERVICE AGREEMENTS

Name	Plan Name (1)	Number of Years Credited Service (2)	Present Value of Accumulated Benefit (3)(4)	Payments During Last Fiscal Year
Frank B. Holding, Jr.	Pension plan	40	$2,205,560	$ -0-
	Separation from service agreement	N/A	2,992,460	-0-
Craig L. Nix	Pension plan	26	865,727	-0-
	Separation from service agreement	N/A	515,116	-0-
Hope H. Bryant	Pension plan	39	2,137,734	-0-
	Separation from service agreement	N/A	1,074,515	-0-
Peter M. Bristow	Pension plan	34	1,580,930	-0-
	Separation from service agreement	N/A	976,722	-0-

(1) Mr. Holding and Mrs. Bryant are participants in and entitled to benefits under FCB's pension plan, and they are parties to separation from service agreements with FCB. Mr. Nix and Mr. Bristow are participants in and entitled to benefits under the pension plan previously provided by FCB-SC which FCB continues to maintain and administer to provide benefits to the former officers and associates of FCB-SC who are participants in that plan, and they are parties to separation from service agreements that were assumed by FCB from FCB-SC.

(2) Years of credited service are as of December 31, 2025 and are limited to the maximum provided under the pension plans. Payments under the separation from service agreements are not determined on the basis of years of credited service.

(3) The amounts shown for the pension plans reflect the actuarial present value of each officer's accumulated benefit as of December 31, 2025. Those amounts were determined using the same interest rate and mortality rate assumptions as were used for purposes of calculating the present value of our liability for future pension plan benefits in our consolidated financial statements. We used a discount rate of 5.61%, and we assumed that each officer would remain an active associate until, and will retire at, normal retirement age under the plans (65), and that each officer will elect to receive benefits based on a single life annuity. No pre-retirement decrements were applied.

(4) The amounts shown for the separation from service agreements reflect the present values, as of December 31, 2025, of future payments to be made to the officers under their respective agreements. Those amounts were determined using the same assumptions as were used for purposes of calculating the present value of our liability for future payments under the agreements in our consolidated financial statements. We used a discount rate of 4.81% and the monthly payment amounts called for by each officer's agreement (as in effect on December 31, 2025) that would be made to him or her (or his or her beneficiary) in the future over the ten-year payment term that begins six months and one week following separation from service at age 65 as permitted under the agreements. In calculating those amounts, we assumed that each officer will remain an active associate until, and the officer's payments will begin after, age 65. As described in the discussion of these agreements under the heading "COMPENSATION DISCUSSION AND ANALYSIS," amounts of payments generally were calculated as a percentage of the officers' base salaries at the time their agreements were approved. The monthly payment amounts provided for under the NEOs' agreements are as follows: Mr. Holding - $33,056; Mr. Nix - $9,240; Mrs. Bryant - $12,875; and Mr. Bristow - $13,451.

The pension plans, Section 401(k) plans and separation from service agreements are described below, and further information about them is provided in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Pension Plans. FCB's qualified defined benefit pension plans include its original plan and the plan previously provided by FCB-SC for its associates which FCB continues to maintain and administer to provide pension benefits for FCB-SC's former officers and associates who are participants in that plan. FCB's plans also include the qualified pension plan previously provided by CIT which FCB continues to maintain to provide pension benefits to CIT's former officers and associates who are participants in that plan. None of our NEOs participate in the CIT pension plan, and Mrs. Rupp is not a participant in any of the pension plans.

The terms of FCB's and FCB-SC's plans are very similar. Each plan is a non-contributory final average pay plan. Monthly retirement benefits under the pension plans are computed as straight life annuities beginning at age 65 and are not subject to deductions for Social Security benefits or any other offset amounts. Normal retirement age under the plans is the later of age 65 or completion of five years of service. Under FCB's plan, early retirement is permitted for participants who have reached age 50 with at least 20 years of service, or age 55 with at least 15 years of service, while under FCB-SC's plan participants qualify for early retirement when they reach age 50 with at least 15 years of service, or age 55 with at least 10 years of service.

As described under the heading "COMPENSATION DISCUSSION AND ANALYSIS," participants in FCB's and FCB-SC's pension plans include only those eligible associates who were hired on or before specified dates during 2007 when FCB and FCB-SC restructured their respective pension plans and Section 401(k) plans. Participants in each of the pension plans on those dates could choose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan, or they could choose to participate in an "enhanced"

Section 401(k) plan. If they chose the enhanced Section 401(k) plan, they would continue to be participants in their pension plan, but their accrued pension plan benefit service was frozen and no further benefits would accrue (although under FCB's pension plan participants receive credit for increases in compensation even if plan benefit service credit is frozen).

Under both pension plans, a participant's benefit is based on his or her:

- "average monthly compensation," which is the participant's highest average monthly pensionable compensation for any five consecutive plan years of service within the last 10 completed years of service prior to retirement;

- in the case of participants who chose to continue in the pension plans and legacy Section 401(k) plans, years of "creditable service," which is the number of calendar years in which the participant completes 1,000 or more hours of service (and which, in the case of participants who elected to participate in the enhanced Section 401(k) plans, was frozen at the time of their election); and

- "covered compensation," which is the average of the participant's Social Security taxable wage base for each year during the 35-year period ending with the year in which the associate attains Social Security retirement age.

We do not grant extra years of service to participants under either pension plan for purposes of calculating benefits.

A participant's annual compensation covered by the plans includes base salary, overtime, any regular bonuses, and LTIP and MPP award payments. However, under the Internal Revenue Service's regulations, during 2025 the maximum amount of covered compensation that could be considered in determining a retiring participant's benefit was $350,000.

A participant's normal monthly benefit amount following retirement will be equal to:

- 1.2% of average monthly compensation multiplied by total plan years of creditable service, not to exceed 35 years if hired on or after January 1, 2005, or 40 years if hired before that date; plus

- 0.65% of average monthly compensation in excess of one-twelfth of covered compensation multiplied by total plan years of creditable service, not to exceed 35 years.

The maximum annual benefit that could be paid to a participant retiring under either plan during 2025 was $280,000. Participants may elect to receive retirement benefits in a joint and survivor annuity rather than a single life annuity. In those cases, the amount of the annual retirement benefit will be actuarially reduced. In cases of early retirement, a participant's annual retirement benefit is actuarially reduced by 5.0% for each year of the first 12 years, and 3.0% for each of the next three years, by which the starting date of the early retirement benefit precedes the participant's normal retirement date, unless the participant elects to defer receipt of benefits until he or she reaches age 65. In the case of participants whose employment continues after age 65, the annual retirement benefit calculated at normal retirement date, as well as the maximum permitted benefit amount, is actuarially increased to reflect the continuing accrual of benefits during their extended employment and the projected reduction in the number of their benefit payments.

On December 31, 2025, Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow were eligible for early retirement under the pension plans.

Nonqualified Separation from Service Agreements. Under the separation from service agreements between FCB and certain executive officers, including Mr. Holding and Mrs. Bryant, payments will be made to each officer for a period of 10 years following a separation from service that occurs no earlier than an agreed-upon age. Mr. Nix and Mr. Bristow are parties to substantially similar agreements, which were originally entered into between them and FCB-SC and assumed by FCB. Mrs. Rupp is not a party to a separation from service agreement.

The benefits provided under the agreements with Mr. Holding and Mrs. Bryant vest at age 65 (or an earlier agreed-upon age), and payments will be made following their separation from service on or after the vesting date. Under the agreements with Mr. Nix and Mr. Bristow, payments will be made following a qualifying retirement that occurs no later than the month in which they reach age 65 or such other retirement as shall be agreed upon. However, no payments are made under any of the agreements until there is a separation from service. In return for payments under the agreements, each officer is obligated to provide consultation services to, and not to compete against, FCB during the payment period.

Payments under each agreement begin six months and one week following separation from service. If an officer dies prior to vesting or qualifying retirement, or during the payment period following separation from service, the payments under his or her agreement will be made to the officer's designated beneficiary or estate. Except in the case of death, there are no automatic early vesting or payment rights, and FCB may terminate an officer's agreement with unvested benefits at any time prior to his or her separation from service. If an officer's agreement is terminated, or the officer's employment terminates before vesting or qualifying retirement for any reason other than death, all rights under his or her agreement will be forfeited. However, based on facts and circumstances, at the time of a separation from service our CNG Committee may recommend, and FCB's Board may approve, an immediate vesting of an officer's rights or payment of benefits under his or her agreement. The agreements do not include any change in control or "golden parachute" provisions or provide for any non-cash benefits.

No new agreements have been entered into since 2014 when our LTIP was approved and awards under it were first granted, and no new agreements currently are contemplated. Amounts of payments provided for in the current agreements with Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow are described in the footnotes to the Pension Benefits and Separation from Service Agreements table above.

Section 401(k) Plans. As described in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS," both of our Section 401(k) plans are qualified defined contribution plans that provide vehicles for associates to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive an employer matching contribution on a portion of their voluntary deferrals and, under one of the plans, additional profit-sharing contributions to their accounts. Our associates are participants in one of the two Section 401(k) plans, depending on when they were first employed and, if they were first employed before we restructured our pension plans and Section 401(k) plans during 2007, depending on elections they made at that time. Associates first hired prior to the plan restructuring (and not rehired on or after January 1, 2015) who chose to continue to participate in their respective pension plan and "legacy" Section 401(k) plan are eligible to make deferrals and receive employer matching contributions under the FCB Legacy 401(k) Plan. Associates first hired prior to the plan restructuring who elected to participate in an "enhanced" Section 401(k) plan, and associates first hired after the plan restructuring or rehired on or after January 1, 2015 (including former CIT and SVB associates), may only participate in the FCB 401(k) Plan.

The maximum 2025 voluntary deferral under either plan was $23,500 for a participant under the age of 50, and $31,000 for a participant age 50 or older. Under the FCB Legacy 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation, but not more than $15,750 for 2025. Under the FCB 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 6% of the participant's eligible compensation that he or she defers. In addition, following the close of each plan year, FCB may make a discretionary profit-sharing contribution under the FCB 401(k) Plan to each eligible participant's account, without regard to the amount of the participant's deferrals. FCB made a profit-sharing contribution for 2025 equal to 3% of each participant's eligible compensation. During 2025 the maximum matching contribution under the FCB 401(k) Plan was $21,000, and the maximum profit-sharing contribution was $10,500.

Each associate's voluntary deferrals, together with all employer contributions to his or her account, are invested in one or more investment vehicles selected by the associate from a menu of publicly traded mutual funds and other investment options made available to participants by FCB.

FCB's Section 401(k) plan contributions during 2025 for the accounts of our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table and are listed for each officer in Footnote 6 to that table. Mr. Holding, Mr. Nix, Mrs. Bryant, and Mr. Bristow are participants in the FCB Legacy 401(k) Plan, so they did not receive the profit-sharing contributions that were made for 2025 to the accounts of participants in the FCB 401(k) Plan. Mrs. Rupp participates in the FCB 401(k) Plan and for 2025 received matching and profit-sharing contributions to her account.

Nonqualified Deferred Compensation

We maintain an unfunded, nonqualified deferred compensation plan, or the "FCB 2021 Plan." The purpose of the FCB 2021 Plan is to permit management and other highly compensated associates of FCB and its participating affiliates to save for retirement and other long-term financial goals on a tax-deferred basis by electing annually to defer receipt of up to 80% of their base salaries and LTIP award payments, in excess of amounts they could defer through their voluntary contributions to our Section 401(k) plans. The FCB 2021 Plan does not provide for FCB to make any additional or discretionary contributions to participants' plan accounts. Mr. Nix, Mrs. Bryant, and Mr. Bristow were participants in the FCB 2021 Plan during 2025. Mr. Holding and Mrs. Rupp are eligible to participate in the plan but have not elected to defer any compensation.

Also, prior to our merger with FCB-SC during 2014, FCB-SC maintained two unfunded, nonqualified deferred compensation plans, or the "FCB-SC Plans," in which various officers of FCB-SC were participants. In connection with that merger, FCB agreed to assume, accrue interest on (at the fixed interest rates provided for in the FCB-SC Plans), and distribute plan participants' accounts in accordance with the terms of the plans as they existed when the merger was completed. Participants may not make any further deferrals under the FCB-SC Plans, and FCB does not make any additional or discretionary contributions to the accounts of participants in the FCB-SC Plans. Mr. Nix and Mr. Bristow have accounts under both FCB-SC Plans.

The following table provides information regarding accounts under the FCB 2021 Plan and the two FCB-SC Plans of our NEOs who were participants in those plans during 2025.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan Name	Executive Contributions in Last Fiscal Year (2)	Our Contributions in Last Fiscal Year (3)	Aggregate Earnings/ (Loss) in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (6)
Craig L. Nix	FCB 2021 Nonqualified Deferred Compensation Plan	$ 164,531	$ -0-	$184,647 (4)	$ -0-	$ 1,347,096
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	12,782 (5)	-0-	162,890
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	69,630 (5)	-0-	887,335
Hope H. Bryant	FCB 2021 Nonqualified Deferred Compensation Plan	775,000	-0-	348,126 (4)	-0-	2,949,086
Peter M. Bristow	FCB 2021 Nonqualified Deferred Compensation Plan	-0-	-0-	158,911 (4)	-0-	2,028,143
	FCB-SC Deferred Compensation Plan (1)	-0-	-0-	53,000 (5)	-0-	675,405
	FCB-SC 409A Deferred Compensation Plan (1)	-0-	-0-	129,109 (5)	-0-	1,645,303

(1) The FCB-SC Deferred Compensation Plan was replaced by the FCB-SC 409A Deferred Compensation Plan in 2004.

(2) No additional deferrals may be made by Mr. Nix or Mr. Bristow under either FCB-SC Plan.

(3) No contributions are made by FCB to officers' accounts under the FCB 2021 Plan. Although each of the FCB-SC Plans permitted employer contributions, FCB-SC did not make contributions to Mr. Nix's and Mr. Bristow's plan accounts, and FCB has not made, and in the future will not make, any contributions to their accounts.

(4) The listed amounts of aggregate earnings under the FCB 2021 Plan reflect net amounts accrued by FCB to the named NEOs' respective accounts for 2025, as measured by the deemed net investment income that would have accrued to their accounts if their account balances had actually been invested during 2025 in the publicly traded mutual funds or other deemed investment options elected by the officers from among those available to participants under the plan. Many of those hypothetical investment options are identical to the investment options offered to participants in FCB's Section 401(k) plans. However, certain investment funds that are available to Section 401(k) plan participants are not options hypothetically available to FCB 2021 Plan participants because those investment funds are only available for the investment of assets held in employer-sponsored ERISA retirement plans, or because they are not available to plans that have smaller aggregate amounts of assets. In the case of those Section 401(k) plan investment options, similar investment fund options are offered to participants in the FCB 2021 Plan that are equivalent to, but not more favorable than, the Section 401(k) plan options, with the exception of five investment funds available to Section 401(k) plan participants for which no comparable option is available to FCB 2021 Plan participants. Because the investment options available to FCB 2021 Plan participants are not more favorable than the options available to Section 401(k) plan participants, no deemed investment earnings credited by FCB to our NEOs' accounts for 2025 under the FCB 2021 Plan are considered to be "above market" or are included in the Summary Compensation Table as compensation received by them for that year.

(5) The listed amounts of aggregate earnings for Mr. Nix's and Mr. Bristow's accounts under the FCB-SC Plans reflect interest accrued by FCB for 2025 to their respective separate accounts under those plans. Of those amounts, an aggregate of $26,839 for Mr. Nix and $52,196 for Mr. Bristow is considered to be "above market" and is included in their respective amounts listed in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table as compensation received by them for 2025. Those "above-market" amounts reflect the portions of total interest FCB accrued to their accounts during 2025 that exceed the amounts that would have been accrued at a rate equal to 120% of the "applicable federal rates," as set by the Internal Revenue Service, in effect at the time the fixed rate at which interest actually is accrued on each account was set.

(6) The listed amounts reflect the aggregate balances credited to the officers' accounts under each plan at December 31, 2025.

    (a) Of the amount of executive contributions and aggregate earnings (or loss) credited to each officer's account under each plan in which he or she was a participant, the following amounts are reported in the Summary Compensation Table as compensation received by the officer for 2025: FCB 2021 Plan: Mr. Nix - $0, Mrs. Bryant - $145,000, and Mr. Bristow - $0; FCB-SC Deferred Compensation Plan: Mr. Nix - $3,936, and Mr. Bristow - $9,729; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix - $22,903 and Mr. Bristow - $42,467.

    (b) Of the amounts of each officer's year-end account balance under each plan, the following aggregate amounts have been reported as compensation received by the officer in the Summary Compensation Tables contained in our proxy statements for years prior to 2025: FCB 2021 Plan: Mr. Nix - $1,059,226, Mrs. Bryant - $2,150,740, and Mr. Bristow - $1,703,858; FCB-SC Deferred Compensation Plan: Mr. Nix - $26,306, and Mr. Bristow - $65,073; and FCB-SC 409A Deferred Compensation Plan: Mr. Nix - $165,539, and Mr. Bristow - $299,410.

FCB 2021 Nonqualified Deferred Compensation Plan. Amounts deferred by each participant under the FCB 2021 Plan are credited to a book-entry account and represent an unfunded, unsecured obligation of FCB to the participant. Each participant's account is increased or decreased by FCB to reflect gains or losses the participant's account would have realized or incurred if it had been invested in one or more deemed investment options selected by the participant from a menu of publicly traded mutual funds or other investment vehicles determined from time to time by FCB. Participants may change their investment option elections at any time. The deemed investment options are used for measurement purposes only and amounts deferred by participants do not represent any actual investments made on their behalf. FCB's payment obligation to each participant at any time is equal to the amount of the participant's own elective deferrals to the FCB 2021 Plan, as adjusted for the hypothetical gains or losses on the participant's account based on the participant's deemed investment option elections.

Each participant is fully vested at all times in all amounts credited to his or her account under the FCB 2021 Plan. Distributions of a participant's FCB 2021 Plan account will be made following a "triggering event," which will be the participant's separation of service, death, disability, or certain limited unforeseeable emergencies. Distributions will generally be paid in a single lump sum unless the participant elects, upon commencing his or her participation in the plan, to receive distributions in annual installments over five, 10, or 15 years. Payments to participants under the FCB 2021 Plan will be made, or will commence, within 90 days following January 31 of the calendar year immediately following the year in which their triggering events occur. The FCB 2021 Plan is designed to comply with Section 409A of the Internal Revenue Code of 1986 ("Section 409A") and all distributions will be made in accordance with Section 409A. FCB may generally amend or terminate the FCB 2021 Plan at any time, provided that any such action complies with the requirements of Section 409A and will not reduce a participant's plan account balance.

A Rabbi Trust has been established by FCB for purposes of holding assets necessary to fund distributions payable under the FCB 2021 Plan. However, FCB 2021 Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

FCB-SC Deferred Compensation Plans. The two FCB-SC Plans include FCB-SC's original Deferred Compensation Plan, which was frozen effective December 31, 2004, and a new 409A Deferred Compensation Plan that replaced the frozen plan. The terms of the FCB-SC Plans continue to govern the accounts of participants as they existed when FCB assumed the plans. Each of the FCB-SC Plans permitted participants to defer up to 10% of their "compensation" (as defined in the plans) each year. Deferred amounts were credited to unfunded accounts on FCB-SC's books, and interest was accrued on the accounts at a fixed or floating rate, as elected by the participants when they first became participants. Mr. Nix's and Mr. Bristow's accounts under both plans accrue interest at the 8.20% fixed contract rate that was provided for by each plan at the time they became participants.

Participants' FCB-SC Plan accounts will be paid out upon their retirement, and participants could elect to be paid in a lump sum or in an annuity of five, 10, 15, or 20 years. If a participant dies before or after payments commence, payments will be made to the participant's designated beneficiary in the manner elected by the participant, or if no election was made, in a lump-sum payment. If a participant terminates employment for reasons other than retirement, the participant's plan accounts will be paid in a lump sum. In the event of an unforeseen emergency, at a participant's request a distribution of all or part of the participant's accounts may be made at the discretion of the plan administrator, subject to applicable law. FCB-SC Plan participants (and their beneficiaries) at all times have the same status as general, unsecured creditors of FCB.

Potential Payments upon Termination of Employment

The only contracts, agreements, plans, or arrangements under which payments or other benefits will be made or provided to any of our NEOs in connection with a termination of their employment or a change in their responsibilities are:

- FCB's qualified pension plans and Section 401(k) plans;
- the FCB 2021 Plan and the two FCB-SC Plans;
- the separation from service agreements under which payments will be made following an officer's separation from service after a specified age or upon a qualifying retirement or his or her earlier death while still employed;
- provisions of FCB's LTIP and MPP under which, if a participant dies, retires, becomes disabled, or if the participant's employment is terminated by FCB other than for cause, before a previously granted award becomes payable, a pro rata share of the award may be paid, at the Committee's discretion, after the end of the period covered by the award if and to the extent that the award would have become earned and payable had the participant's employment status not changed; and
- FCB's group insurance plans under which disability and death benefits are provided to all of our and FCB's eligible officers and associates.

Payments and benefits for our NEOs under the pension plans, Section 401(k) plans, separation from service agreements, LTIP and MPP, and nonqualified deferred compensation plans, are described in the discussions above. An associate's death benefit under FCB's group life insurance plan equals one times the associate's base annual earnings, up to a maximum benefit of $1,000,000.

There are no agreements with any of our NEOs under which payments would be made as a result of a change in control of our company or FCB or any other severance arrangements under which payments would be made to them upon a termination of their employment.

Pay Ratio

In accordance with the requirements of Schedule 14A of the Exchange Act, and Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our associates (i.e., our employees) to the annual total compensation of our Chairman and Chief Executive Officer, Frank B. Holding, Jr. (our "CEO").

For 2025:

- the annual total compensation of our "median associate" was $125,819, and

- our CEO's annual total compensation, as reported in the "Total" column of the Summary Compensation Table included in this proxy statement, was $10,247,600.

Based on this information, for 2025 the ratio of the annual total compensation of our CEO to the annual total compensation of our median associate was 81:1. This "pay ratio" is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2025, we reviewed our associate population and compensation arrangements for our associates and, with the addition of 1,096 associates in India (6.2% of our total population), we concluded that there had been a change during 2025 in our associate population or associate compensation arrangements that we believed would result in a significant change to our pay ratio disclosure. As a result, we selected a new median associate as of October 24, 2025 for our 2025 pay ratio disclosure. The determination date was changed slightly from when we last selected a median associate in 2023 due to differences in payroll cycles. As of that date, our associate population consisted of 17,669 U.S. and non-U.S. associates, including permanent full-time and part-time associates and temporary and seasonal associates, but excluding our CEO and our contract workers. Of that number, we had 1,115 non-U.S. associates, including 1,096 in India, 13 in Canada, four in Ireland, and two in Mexico. We excluded the total of 19 associates in Canada, Ireland, and Mexico and included the 1,096 in India. From our remaining population of 17,650 associates, we identified our median associate using a consistently applied compensation measure described below, which is the same measure we used to identify our previous median associate.

- We compared the aggregate amounts of associates' 2025 compensation through October 24, 2025 (including salary, wages, overtime pay, commissions, bonuses, incentives, and certain other compensation), and our matching contributions to Section 401(k) plan accounts, together with the amounts of our most recent annual profit-sharing contributions (made in 2025 for 2024) to FCB 401(k) Plan accounts of associates, all as reflected in our payroll records. For permanent full-time and part-time associates included in the associate population who were hired or became our associates after January 1, 2025, we considered them as having been employed at their salary or wage rates for the entire year prior to October 24, 2025. We did not make any cost-of-living adjustment in any associate's compensation. From the totals above we identified 13 associates whose 2025 totals were at or near the median total but who were participants in different plans under our retirement programs, and, for those who were pension plan participants, we obtained estimates of their respective changes in pension values (if any) based on the status of their participation in those plans.

- We then compiled the aggregate amounts of those 13 associates' 2025 compensation and, for each associate in the group who was a participant in one of our pension plans, we added, based on the pension plan in which he or she participated and his or her participation status under the plan, the average of the estimated changes (if positive) in the actuarial present values of accumulated pension plan benefits for 2025 for the associates in the group who participated in that plan to determine an estimate of his or her 2025 total compensation.

- We then compared those associates' 2025 compensation compiled as described above, and identified the initial median associate for 2025. We used a local currency-to-U.S. dollar exchange rate as of the date we selected our median associate to enable a U.S. dollar-based assessment.

- Because the amounts of changes in the actuarial present values of accrued pension benefits can increase and decrease each year, thereby affecting the total compensation of our median associate, it was determined that, if the initial median associate identified as described above was a pension plan participant, we would review the associates above and below that associate and select one whose total compensation was substantially the same as that of the initial median associate, but who was not a pension plan participant. However, the initial median associate identified as described above was not a pension plan participant and, therefore, was selected as our median associate.

We determined the amount of our median associate's actual 2025 annual total compensation listed above in the same manner as we determined our CEO's annual total compensation disclosed in the "Total" column of our Summary Compensation Table included in this proxy statement, and we compared our CEO's annual total compensation to that of the median associate to determine our 2025 pay ratio.

Compensation Committee Interlocks and Insider Participation

Calvin B. Koonce, Jr., who is an immediate family member of our director and CNG Committee member Victor E. Bell III, is employed by FCB in a non-executive officer position as a Senior Appraisal Review Officer. Mr. Koonce's aggregate compensation for services during 2025 amounted to $166,310 (including salary, incentive and other compensation, and FCB's contributions to his FCB 401(k) Plan account, but excluding other normal benefits provided on the same terms to all associates). We believe the terms of Mr. Koonce's employment, including compensation, are commensurate with his experience, responsibilities, and performance in his position, that his incentive opportunities are the same as those provided to other associates in similar positions, and that his employee benefits are the same as those provided on the same terms to all other associates. Mr. Koonce's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of his employment relationship for 2025 and will continue to do so annually.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of the SEC's Regulation S-K, we are providing the following information about the relationship between our NEOs' compensation and certain measures of our financial performance. Further information about our pay-for-performance philosophy and how we align executive compensation with our performance is contained in the discussion under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

PAY VERSUS PERFORMANCE

Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (3)	Average Compensation Actually Paid to Non-PEO Named Executive Officers (4)	Value of Initial Fixed $100 Investment Based On:		Net Income (7) *(in millions)*
					Total Shareholder Return (5)	Peer Group Total Shareholder Return (6)	
2025	$10,247,600	$ 9,801,867	$5,320,680	$5,144,922	$378	$196	$ 2,206
2024	11,006,328	10,859,081	5,619,981	5,608,215	371	148	2,777
2023	9,961,303	9,565,064	5,201,280	5,033,984	248	108	11,466
2022	8,031,975	8,086,666	6,460,948	5,993,030	133	109	1,098
2021	5,629,478	5,623,548	2,868,125	2,889,582	145	138	547

(1) For each year, reflects the total compensation amount reported for our Chief Executive Officer (our "PEO"), Frank B. Holding, Jr., in the "Total" column of our Summary Compensation Table that appears under the heading "EXECUTIVE COMPENSATION" in our proxy statement for that year.

(2) For each year, reflects the amount of "Compensation Actually Paid" to our Chief Executive Officer, Frank B. Holding, Jr., as computed in accordance with Item 402(v) of Regulation S-K. "Compensation Actually Paid" is calculated solely for purposes of required disclosures under Item 402(v) and does not reflect the actual amount of compensation earned by or paid to Mr. Holding for each year. In accordance with Item 402(v), the following adjustments were made to Mr. Holding's total compensation as presented in the Summary Compensation Table for each year to calculate "Compensation Actually Paid." No equity awards have been granted to Mr. Holding and, as a result, the table below reflects no equity award adjustments.

Year	Reported Summary Compensation Table Total for PEO	Reported Change in Actuarial Present Value of Pension Benefits (a)	Pension Benefit Adjustments (b)	Compensation Actually Paid to PEO
2025	$10,247,600	$(495,600)	$49,867	$ 9,801,867
2024	11,006,328	(191,869)	44,622	10,859,081
2023	9,961,303	(429,578)	33,339	9,565,064
2022	8,031,975	-0-	54,691	8,086,666
2021	5,629,478	(60,063)	54,133	5,623,548

(a) Reflects subtraction of the net aggregate change in the actuarial present value of Mr. Holding's accumulated benefits under all defined benefit and actuarial pension plans as reported for him in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each year. For 2022, the amount of the net change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(b) Reflects addition of annual "service cost," which is the actuarially determined present value of Mr. Holding's benefit under all defined benefit and actuarial pension plans attributable to services he rendered during each year. There were no amendments to defined benefit or actuarial plans during 2025, 2024, 2023, 2022, or 2021 that resulted in service costs for prior years.

(3) For each year, reflects the average of the total compensation amounts reported for our other NEOs as a group (excluding Mr. Holding) in the "Total" column of the Summary Compensation Table in our proxy statement for that year. Our other NEOs included for purposes of calculating the average amount for each of 2025, 2024, 2023, 2022, and 2021 are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our other NEOs included Lorie K. Rupp for 2025, 2024, 2023, and 2021 and Ellen R. Alemany for 2022. The average total compensation of our other NEOs for 2022 was higher than in 2025, 2024, 2023, and 2021, primarily as a result of the compensation paid to Mrs. Alemany for 2022, following the CIT Merger, under the terms of her employment agreement, and the Restricted Stock Units ("RSUs") deemed to have been granted to her during 2022 upon the conversion into RSUs covering our Class A Common of equity awards previously granted to her by CIT.

(4) For each year, reflects the average of the amounts of "Compensation Actually Paid" to the other NEOs as a group (excluding Mr. Holding), as computed in accordance with Item 402(v) of Regulation S-K. The names of each of the other NEOs included for purposes of calculating the average amount for each of 2025, 2024, 2023, 2022, and 2021 are: Craig L. Nix, Hope H. Bryant, and Peter M. Bristow. In addition, our other NEOs included Lorie K. Rupp for 2025, 2024, 2023, and 2021 and Ellen R. Alemany for 2022. "Compensation Actually Paid" is calculated using the same methodology described in Footnote 2. The average "Compensation Actually Paid" to our other NEOs for 2022 was higher than in 2025, 2024, 2023, and 2021, primarily as a result of the compensation paid to Mrs. Alemany for 2022 as described in Footnote 3 above. In accordance with the requirements of Item 402(v), the following adjustments were made to average total compensation of the other NEOs as a group for each year to determine the "Compensation Actually Paid."

 

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards (a)	Average Equity Award Adjustments (b)	Average Reported Change in Actuarial Present Value of Pension Benefits (c)	Average Pension Benefit Adjustments (d)	Average Compensation Actually Paid to Non-PEO NEOs
2025	$5,320,680	$ -0-	$ -0-	$(209,756)	$33,998	$5,144,922
2024	5,619,981	-0-	-0-	(47,508)	35,742	5,608,215
2023	5,201,280	-0-	-0-	(197,578)	30,283	5,033,984
2022	6,460,948	(659,436)	148,923	-0-	42,596	5,993,030
2021	2,868,125	-0-	-0-	(21,516)	42,973	2,889,582

(a) For 2022, reflects subtraction of the average for our other NEOs as a group (excluding Mr. Holding) of the fair value, computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, of equity awards granted during that year. The RSUs deemed to have been granted to Mrs. Alemany during 2022 upon conversion of an equity award previously granted to her by CIT is the only equity award that is deemed to have been granted to any of our NEOs during 2025, 2024, 2023, 2022, or 2021.

(b) Reflects the addition of a net average amount of equity award adjustments for 2022, which was the only year in which equity awards were outstanding. The amounts added in calculating the total average equity award adjustments for 2022 are listed in the following table. As described in footnotes to the table, Mrs. Alemany is the only NEO who held any equity awards during any year shown in the table. Amounts listed are averages for our four NEOs as a group, excluding Mr. Holding, based on equity awards held only by Mrs. Alemany.

Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in 2022 (A)	Average Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Year (B)	Average Change in Fair Value as of End of the Year in Outstanding Equity Awards Granted in Prior Year (C)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation (D)	Total Average Equity Award Adjustments
2022	$581,662	$(84,710)	$(348,030)	$-0-	$148,923

(A) Reflects the average for our NEOs as a group (excluding Mr. Holding) based on the fair value as of its vesting date of one equity award previously granted by CIT to Mrs. Alemany which was modified when it was converted into RSUs covering shares of our Class A Common upon consummation of the CIT Merger. As a result of the modification, that award is deemed to have been granted by us during 2022.

(B) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of the CIT Merger on January 3, 2022, and the partial vesting dates during 2022 of three equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the CIT Merger. The converted CIT equity awards were granted by CIT in prior years, and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(C) Reflects subtraction of an average for our NEOs as a group (excluding Mr. Holding) based on the change (which was a decrease) in the fair value between consummation of the CIT Merger on January 3, 2022, and December 31, 2022, of the unvested portion of four equity awards previously granted by CIT to Mrs. Alemany which were converted into RSUs covering shares of our Class A Common upon consummation of the merger. The converted CIT equity awards were granted by CIT in prior years and the RSUs into which they were converted are not considered to have been granted by us during 2022 because the terms of the awards were not modified.

(D) All dividends accrued on unvested shares covered by Mrs. Alemany's RSUs during 2022 were included in total compensation in the 2022 Summary Compensation Table. As a result, no separate adjustment for them is made in the determination of average "Compensation Actually Paid" to the other NEOs.

(c) Reflects subtraction of the average net aggregate change in the actuarial present value of the accumulated benefits of the other NEOs as a group (excluding Mr. Holding) under all defined benefit and actuarial pension plans as reported for them in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for each applicable year. For 2022, the average net amount of the change was a negative amount and, in accordance with the SEC's disclosure rules, is shown as $-0-.

(d) Reflects addition of the average annual "service cost," which is the average of the actuarially determined present values of the benefits of the other NEOs as a group (excluding Mr. Holding) under all defined benefit and actuarial pension plans attributable to services they rendered during each applicable year. There were no amendments to defined benefit or actuarial plans during 2025, 2024, 2023, 2022, or 2021, that resulted in service costs for prior years.

(5) "Total Shareholder Return" ("Company TSR") represents our cumulative total stockholder return during each measurement period and is calculated by dividing the sum of (i) the difference between the share price of our Class A Common at the end and the beginning of the measurement period, plus (ii) the cumulative amount of dividends paid on our Class A Common for the measurement period, assuming dividend reinvestment, by the share price of our Class A Common at the beginning of the measurement period. Each amount assumes that $100 was invested in our Class A Common on December 31, 2020, and dividends were reinvested for additional shares.

(6) "Peer Group Total Shareholder Return" ("Peer Group TSR") represents the cumulative total stockholder return during each measurement period for the KBW Nasdaq Bank Total Return Index, which includes banking stocks representing large U.S. national money centers, regional banks and thrift institutions. Each amount assumes that $100 was invested on December 31, 2020, and dividends were reinvested for additional shares.

(7) Reflects the dollar amount of net income reported in our audited consolidated financial statements for the applicable year.

Financial Performance Measures. As described in greater detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a pay-for-performance philosophy. We attempt to reward sustained long-term performance, align executive compensation with our strategic plan, and build the long-term value of our company and our stockholders' investments. As described further below, we use our TBV+D Growth Rate (a three-year financial performance measure) to link a significant portion of the compensation paid to our NEOs to company performance. However, guidance issued by the Staff of the SEC's Division of Corporation Finance states that companies may not designate a multi-year financial performance measure as their "Company-Selected Measure" in their "Pay Versus Performance" disclosures. For that reason, and because we did not use any one-year or other short-term financial measures to link "Compensation Actually Paid" to our NEOs for 2025 to company performance, we have not included a "Company-Selected Measure" in the Pay Versus Performance table above, nor have we included TBV+D Growth Rate or any other financial performance measure in a list of measures used to link 2025 compensation to company performance.

The central objective of our strategic plan is to build the long-term value of our company and our stockholders' investments. Our CNG Committee believes growth in tangible book value per share is a key driver of long-term value, and the performance objectives the Committee sets for awards granted each year under our LTIP, from which our NEOs derive a substantial portion of their annual compensation, are based on our TBV+D Growth Rate. Our TBV+D Growth Rate measures cumulative annual growth in the tangible book value per share of our common stock, plus dividends per common share paid each year, over the three year Performance Period of each LTIP award (subject to certain adjustments each year that the Committee has discretion to make), and our TBV+D Growth Rate for 2023 through 2025 determined the payments for LTIP awards for the 2023-2025 plan Performance Period disclosed in the Summary Compensation Table above, which were a significant portion of NEO compensation for 2025. As a result, a substantial portion of compensation paid to our NEOs for 2025 was based on our TBV+D Growth Rate for 2023 through 2025 and, therefore, was linked to sustained company performance. The way we use and calculate the TBV+D Growth Rate (including adjustments made in the calculation) is described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS."

Our "Financial True North" measures include our net income, loan and deposit growth, noninterest income and expense, and net originated loan charge-offs for each year. They are one-year measures and are considered by the CNG Committee generally and collectively, rather than as individual measures of company performance, in its annual performance evaluation of our Chief Executive Officer and in its consideration of our executive officers' compensation for the following year. However, those measures were not used to link "Compensation Actually Paid" for 2025 or any other year to company performance.

Analysis of the Information Presented in the Pay Versus Performance Table. As described in more detail under the heading "COMPENSATION DISCUSSION AND ANALYSIS," our executive compensation program reflects a variable pay-for-performance philosophy. We generally seek to incentivize long-term performance and do not specifically align annual performance measures with "Compensation Actually Paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

The following graph compares, for each of 2025, 2024, 2023, 2022, and 2021, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs, for each of those years to the Company TSR and Peer Group TSR over those years. A significant portion of Compensation Actually Paid for each year consists of payments of awards under our LTIP which are substantially affected by our financial performance during trailing three-year Performance Periods. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding), taking into account the three-year Performance Periods for awards under our LTIP, generally correlates with our Company TSR over the five-year period presented in the graph, and our Company TSR compares favorably to the Peer Group TSR over that period.

COMPENSATION ACTUALLY PAID (CAP) VS. COMPANY TSR AND PEER GROUP TSR



The following graph compares, for each of 2025, 2024, 2023, 2022, and 2021, the "Compensation Actually Paid" to our Chief Executive Officer, and the average "Compensation Actually Paid" to our other NEOs, for each of those years to our net income as reported in our audited financial statements for each year. While net income is one of the measures included in our "Financial True North" metrics, we do not use it alone as a performance measure in the overall executive compensation program. However, net income is a substantial component of annual increases in tangible book value and, accordingly, it is a factor in our TBV+D Growth Rate. Net income has increased over the five-year period covered by the graph, and it increased significantly for 2023 due primarily to the nonrecurring impact of the SVB Acquisition effective on March 27, 2023. For 2024 and 2025, the years following recognition of the impact of the SVB Acquisition, net income returned to a more normal level but, at $2.8 billion and $2.2 billion, respectively, represented a significant increase over net income of $1.1 billion for 2022, the year before the SVB Acquisition. A significant portion of Compensation Actually Paid for each year consists of payments of awards under our LTIP which are substantially affected by our financial performance during trailing three-year Performance Periods. As illustrated by the graph, the amount of "Compensation Actually Paid" to Mr. Holding and the average amount of "Compensation Actually Paid" to our other NEOs as a group (excluding Mr. Holding), taking into account the three-year Performance Periods for awards under our LTIP, generally correlates with increases in our net income over the five-year period presented in the graph.

COMPENSATION ACTUALLY PAID (CAP) VS. NET INCOME



DIRECTOR COMPENSATION

2025 Compensation. The following table lists compensation paid to our non-associate directors during 2025 as compensation for their services as members of the Boards and committees of the Boards for their one-year terms of office following our 2025 Annual Meeting.

2025 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash (2)	All Other Compensation (3)	Total
Ellen R. Alemany	$ 294,000	$ -0-	$ 294,000
John M. Alexander, Jr. (2)	-0-	-0-	-0-
Victor E. Bell III	270,000	-0-	270,000
Michael A. Carpenter (2)	12,000	-0-	12,000
H. Lee Durham, Jr. (2)	12,000	-0-	12,000
Dr. Eugene Flood, Jr.	320,500	-0-	320,500
Robert R. Hoppe	334,000	-0-	334,000
David G. Leitch	300,000	-0-	300,000
Robert E. Mason IV	282,000	-0-	282,000
Diane E. Morais (2)	225,000	-0-	225,000
Robert T. Newcomb	391,000	-0-	391,000
R. Mattox Snow III (2)	438,750	-0-	438,750

(1) Mr. Holding, Mrs. Bryant, and Mr. Bristow are not listed in the table. Each of them served as a director for 2025, but, as reflected in the Summary Compensation Table, each was compensated as an associate of FCB and received no additional compensation for services as a director.

(2) Amounts include the aggregate amounts of compensation paid (all of which was paid during 2025) to outside directors for services as directors, committee chairs, and in other Board positions for their one-year terms of office following our 2025 Annual Meeting, as well as retainers paid in 2025 for service on working groups. Total fees for Mr. Carpenter and Mr. Durham, who served through the 2025 Annual Meeting, solely include retainers paid in 2025 for service on working groups. Mr. Alexander served through the 2025 Annual meeting but no fees were paid to him in 2025. Mr. Snow's total fees include, in addition to fees for his one-year term of office following the 2025 Annual Meeting, a prorated amount for his service during the time between his appointment as a director effective January 2, 2025 and the date of the 2025 Annual Meeting. Mrs. Morais' total fees were prorated for her service during the time between her appointment as a director effective July 1, 2025 and the date of the Annual Meeting.

(3) From time to time our directors may receive or be deemed to have received personal benefits from FCB, including business travel and accident insurance coverage under the same policy that covers all of our and FCB's officers and associates. We believe FCB's aggregate incremental cost associated with personal benefits received during 2025 by each of our directors listed in the table did not exceed $10,000 and, for that reason, no amount for personal benefits is included for any of them in the "All Other Compensation" column in the table above. Our directors are also (i) covered by a directors and officers liability insurance policy provided by FCB, and (ii) reimbursed for their expenses in attending board and committee meetings and industry and professional development events related to their duties and for their memberships in the National Association of Corporate Directors. In addition, from time to time, non-profit or charitable organizations, including organizations affiliated with one or more of our directors, may be permitted to use FCB's facilities and resources for meetings of their boards or other managing bodies. We do not consider those to be perquisites.

Schedules of Directors' Fees. The following table describes our standard schedule of fees under which compensation was paid to non-associate directors for their services during their one-year terms of office following our 2025 Annual Meeting, and the schedule of fees approved by the Boards under which directors will be paid during their one-year terms of office following the Annual Meeting.

Description (1)	Amount	
	2025	2026
Annual retainer paid to each director	$ 270,000	$ 280,000
Annual retainer paid to the chairperson of our CNG Committee	40,000	45,000
Annual retainer paid to the chairperson of our Risk Committee	40,000	45,000
Annual retainer paid to the chairperson of our Technology Committee (2)	25,000	45,000
Annual retainer paid to the chairperson of our Audit Committee	40,000	45,000
Annual retainer paid to the chairperson of FCB's Trust Committee	7,500	10,000
Annual retainer paid to our Audit Committee Financial Expert	27,500	27,500
Annual retainer paid to our Lead Independent Director	45,000	50,000
Retainer paid to participants in director working groups	(3)	(3)

(1) Neither fee schedule contemplates the payment of fees for attendance at meetings of the Boards or committees of the Boards. However, the Boards' approval of each fee schedule provides that, in the event of a substantial increase in the frequency of meetings, including the calling of special meetings, or the appointment of a special committee, the CNG Committee could recommend, for approval by the Boards, the payment of additional compensation in consideration for the additional time demands placed on directors.

(2) The Technology Committee of the Boards was established following the 2025 Annual Meeting.

(3) The Boards may, from time to time, appoint working groups of directors to focus on special projects or significant initiatives, including integration and optimization, transition to large bank risk management, technology and operations, or other oversight matters. Directors appointed to such a working group are paid a monthly retainer of $3,000 for service as a working group chairperson, $2,500 for service as a vice-chairperson (if any), and $2,000 for other working group participants.

The separate annual retainers paid to chairpersons of the various committees, to the Audit Committee Financial Expert, to the Lead Independent Director, and to participants in director working groups, are in recognition of the additional time, duties, and responsibilities required by those positions.

In setting the retainer amounts in the 2026 fee schedule, the CNG Committee's recommendation to the Boards, and the Boards' approval, took into account our compensation philosophy, the Board composition and fees paid to directors of comparable financial institutions, advice from Pay Governance on boardroom pay practices, and the time commitment and scope of duties and responsibilities of our directors. Compensation paid to our directors is in the form of cash, and we have no plans under which stock options or grants or other equity awards are made to directors.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

The Boards have adopted a written policy under which our Audit Committee, on an ongoing basis and in accordance with standards that support the policy, reviews and approves or ratifies certain transactions, arrangements, or relationships required to be reported under Regulation S-K 404(a). These transactions, arrangements, or relationships generally include those in which we or any of our subsidiaries are or will be a participant and any of our "related persons" has or will have a direct or indirect material interest, and with respect to which the dollar amount involved exceeds or will exceed an aggregate of $120,000 (calculated in accordance with Regulation S-K 404(a)). Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our voting stock, and members of the immediate family of any of the foregoing. In its review, the policy provides that the Committee considers relevant factors, which may include, among other things, whether the transaction has been or will be agreed to or engaged in on an arm's-length basis and is or will be on terms that are fair and reasonable to us or FCB.

Related Person Transactions Since January 1, 2025

FCB has had, and expects to have in the future, banking transactions, including loans, in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal stockholders, their affiliates, and our other related persons. All of our loans to related persons or in which they had a material interest since January 1, 2025 were made in the ordinary course of FCB's business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time the loans were made for comparable transactions with persons not related to us or FCB, and did not involve more than the normal risk of collectability or present other unfavorable features.

FCB engages in the transactions described below with The Fidelity Bank ("Fidelity") and Southern Bank and Trust Company ("Southern"). Hope H. Bryant, our Vice Chairwoman, and Olivia B. Holding serve as directors of Fidelity, Southern, and their respective parent companies, Southern BancShares (N.C.), Inc. and Fidelity BancShares (N.C.), Inc. Mrs. Bryant and Ms. Holding are siblings of our Chief Executive Officer, Frank B. Holding, Jr., and they, as well as Mr. Holding and their other siblings, Carson H. Brice and Claire H. Bristow, are each a principal stockholder listed under the caption "BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES — Principal Stockholders" below, as well as a principal stockholder of the parent companies of Southern and, with the exception of Mrs. Bryant, of Fidelity. In addition, certain of their immediate family members directly or indirectly hold an interest in those parent companies. As a result, we consider transactions with Fidelity and Southern to be covered by our policy and related standards. Transactions since January 1, 2025 include:

- *Wealth Services.* FCB provides trustee, investment management, and/or investment advisory services for the pension and Section 401(k) plans for Fidelity and Southern, as well as investment management services for an account of Fidelity (collectively, the "Wealth Services"). The Wealth Services are provided on a non-preferential basis. Amounts billed for the Wealth Services provided to Fidelity and Southern during 2025 totaled $244,331 and $483,368, respectively. The agreements for the Wealth Services do not provide for a minimum term and generally provide that they may be terminated upon 30 days' notice from either party.

- *Southern Customer Credit Cards.* FCB issues credit cards to Southern's customers through a white label credit card program under which extensions of credit are made by FCB to those customers. FCB sets the terms of the cards, including fees and interest rates. FCB pays Southern a program fee, composed of a per card fee that is based on card type plus an amount that varies based on purchase volume and the number of active credit accounts. FCB paid Southern a total program fee of approximately $230,000 for 2025. FCB may require Southern to pay the costs of certain card benefits under the program. FCB underwrites and makes credit decisions with respect to the program, except that Southern may override credit decisions by FCB ("Override Accounts"). Override Accounts are fully collateralized by certain assets of Southern and FCB may set off any losses with respect to the Override Accounts against program fees up to $600,000 (the "Setoff Limit"). There was no set off for 2025. FCB received an aggregate of approximately $2.3 million in interest, late charges, overlimit fees, adjustments, and transaction fees under the program for 2025. The program agreement generally provides for successive one-year terms unless terminated upon 180 days' notice from either party prior to the end of the current term or otherwise in accordance with the agreement. Upon termination or a decision by FCB to transfer substantially all of its credit card portfolio, Southern may elect to purchase the credit card accounts based on a then-current market valuation. In addition, upon termination, FCB may require Southern to purchase all Override Accounts at a price determined in good faith by the parties. Southern has proposed to purchase the credit card accounts from FCB and an agreement is being discussed, but no transaction terms have been agreed upon.

- **Southern Purchasing Cards.** FCB issues purchasing cards for the account of Southern. Under the purchasing card program, Southern, or its employees or other persons designated by Southern, are issued cards with an aggregate credit limit of up to $1 million (the "PCard Credit Limit") that may be used for business purposes. Southern is responsible for amounts borrowed under the program, which are fully collateralized by certain assets of Southern. The terms of the cards, including fees, are set by the agreement between FCB and Southern but are subject to change by FCB upon 60 days' notice if an external event materially changes costs or revenue. Under the agreement, and consistent with purchasing card programs FCB provides to other business customers, the outstanding balance of the cards is payable monthly and no interest is charged, but a late fee of 0.25% (up to $500 per card) is assessed for any overdue amount. FCB pays Southern a revenue share rebate if annual net purchase volume exceeds $1 million. If payable, the rebate is equal to the annual net purchase volume multiplied by a percentage that varies based on that volume, other than certain transactions that have no rebate or a reduced, fixed rebate percentage. The rebate for 2025 will be up to approximately $9,000. The highest aggregate statement balance owed on the purchasing card accounts during 2025 was $168,583, the aggregate outstanding balance owed on the accounts on February 28, 2026 was $121,882, and FCB received an aggregate of approximately $30,000 in transaction fees and late charges under the program for 2025. The program agreement provides for a term of three years ending in 2027, and then successive one-year terms thereafter unless terminated upon 60 days' notice from either party or otherwise in accordance with the agreement.

FCB leases excess space in one of its branches to Twin States Farming, Inc. on a month-to-month basis. Mrs. Bryant and Ms. Holding are officers and directors of the lessee, and substantially all of the lessee's capital stock is owned by them and Mr. Holding, Mrs. Brice, and Mrs. Bristow. The monthly rental rate increases annually by 2.5% beginning on September 1 of each year, other than every fifth year when it is adjusted pursuant to a third-party assessment of fair market rental rate. The last third-party assessment of fair market rental rate occurred in 2024. As of September 1, 2025, monthly rental payments to FCB were $2,425, up 2.5% from $2,366 as of September 1, 2024, and for 2025 totaled $28,625. Either FCB or the lessee may terminate the lease upon 30 days' notice. We believe the terms of the lease are no less favorable to FCB than would have been available to FCB in a lease with an unrelated lessee.

In disposing of surplus and foreclosed properties it holds in its various banking markets across the country, FCB regularly lists properties for sale with a number of real estate brokerage firms. During 2025, through Lee & Associates, a national brokerage firm with an office in Raleigh, N.C., FCB had eight properties for sale (one of which was listed in 2025) located in North Carolina and Virginia for prices initially estimated to range between approximately $399,000 to $2.75 million. The agreed commission rate with Lee & Associates for these listings was 6% of the sales price, which may be reallowed to the broker for the purchaser. Four of the eight properties for sale in 2025 have sold as of February 28, 2026 for a total sales commission to Lee & Associates of $478,890. The broker at Lee & Associates for each of the transactions was James Bailey, who is Mr. Holding's son-in-law. We believe the terms of FCB's transactions through Lee & Associates, including its brokerage agreements and commissions, are no less favorable to FCB than the terms of its transactions and agreements for the listing and sale of properties through, or that would have been available to FCB with, other unrelated brokers.

FCB leases real estate used as a branch banking office from a company controlled by Ely Perry, who is Mr. Holding's brother-in-law. The current term of the lease is effective until June 2028 at a monthly rate of $4,679. FCB made lease payments during 2025 totaling $56,144 plus variable costs of $2,558. At the time of entering into the lease, we believed the terms were no less favorable to FCB than would have been available to FCB in a lease with an unrelated lessor.

We may, in the ordinary course of our business, engage in transactions with BlackRock, Inc. (together with its affiliates, "BlackRock") or The Vanguard Group ("Vanguard"), or their subsidiaries or affiliates, including selling their products to our clients or placing our clients' assets in their funds. BlackRock and Vanguard are each principal stockholders listed under the caption "BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES — Principal Stockholders" below. During 2025, we paid BlackRock approximately $4.9 million in fees for the use of, and services and consulting furnished in connection with, a risk and portfolio management system. We also receive service and revenue-sharing fees from BlackRock in connection with our clients' investments in certain BlackRock funds, which totaled approximately $20.1 million in 2025. In 2025, we entered into an agreement under which we would receive additional revenue-sharing fees in connection with our clients' investments in certain additional BlackRock funds. No fees were received pursuant to this agreement in 2025. The Audit Committee has approved these transactions and the agreement.

During 2025, one of our directors, Ellen R. Alemany, purchased 300 Series D depositary shares ("Series D Depositary Shares"), each representing a 1/100th interest in a share of our 7.000% Non-Cumulative Perpetual Preferred Stock, Series D, in our offering at the public offering price per Series D Depositary Share of $1,000 for a total of $300,000. The purchase was made on the same terms as those available to unaffiliated third parties.

Certain immediate family members of our and FCB's directors and executive officers are employed by FCB in non-executive officer positions. Information regarding the current employment of those immediate family members whose total compensation for services during 2025 exceeded, or whose compensation for services during 2026 may exceed, $120,000 is contained in the following table. Information regarding the current employment of an additional immediate family member is contained under the caption "EXECUTIVE COMPENSATION — Compensation Committee Interlocks and Insider Participation."

Name	Position	Relationship	2025 Compensation (1)
Perry H. Bailey	Regional Executive Vice President	Daughter of Frank B. Holding, Jr.	$ 404,650
Peter M. Bristow, Jr.	M&A Corporate Development Officer	Son of Peter M. Bristow and Claire H. Bristow	244,158
Samuel H. Bryant	Wealth Professional Development Associate	Step-son of Hope H. Bryant	21,413
John Patrick Connell	Area Executive Community Metro	Son of Hope H. Bryant	255,032
H. Collier Connell	Director Client Solutions	Son of Hope H. Bryant	238,734
Lewis R. Holding II	Director Relationship Manager — Middle Market Banking	Son of Frank B. Holding, Jr.	252,976
Joseph L. Ward	Commercial Banker	Brother of our executive officer, Jeffery L. Ward	272,041
Caroline E. Ward	Manager Financial Analysis	Daughter of our executive officer, Jeffery L. Ward	176,952

(1) Amounts reflect aggregate compensation paid to each individual for services during 2025, including salary, incentive, and other compensation, and FCB's contributions to their 401(k) Plan accounts, but excluding other normal benefits provided on the same terms to all associates.

We believe the terms of each family member's employment, including compensation, are commensurate with their experience, responsibilities, and performance in their positions, that their incentive opportunities are the same as those provided to other associates in similar positions, and that their employee benefits are the same as those provided on the same terms to all other associates. Each family member's compensation is set each year through FCB's normal evaluation and merit increase process. Our Audit Committee reviewed and approved the terms of FCB's employment relationship (including his or her 2025 compensation) with each individual named or referenced above and will continue to do so annually.

BENEFICIAL OWNERSHIP OF OUR EQUITY SECURITIES

Directors and Executive Officers

The following table describes the beneficial ownership of shares of our voting Class A Common and Class B Common, our nonvoting series A depositary shares ("Series A Depositary Shares"), each representing a 1/40th interest in a share of our 5.375% Non-Cumulative Perpetual Preferred Stock, Series A, our nonvoting 5.625% Non-Cumulative Perpetual Preferred Stock, Series C ("Series C Preferred"), and our nonvoting Series D Depositary Shares, on the Record Date, by our current directors, nominees for election as directors, and our NEOs whose compensation is disclosed in the Summary Compensation Table above, individually, and by all of our current directors and executive officers as a group. We are not aware that any of our directors or executive officers beneficially own any shares of our nonvoting Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B ("Series B Preferred Stock") or any of our Series E depositary shares ("Series E Depositary Shares"), each representing a 1/40th interest in a share of our 6.625% Non-Cumulative Perpetual Preferred Stock, Series E. For purposes of the table, we consider a director or executive officer to "beneficially own" shares held in his or her name, or in the name of any other person or entity, if the director or officer either directly, or indirectly through some agreement, arrangement, understanding, or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the directors and executive officers in the table also are listed as beneficially owned by others named in the table. However, those shares are only counted once in the total numbers of shares beneficially owned by all directors and executive officers as a group.

Name of Beneficial Owner (1)	Beneficial Ownership										% of Total Votes (3)
	Class A Common		Class B Common		Series A Depositary Shares		Series C Preferred		Series D Depositary Shares		
	Number of Shares (2)	% of Class (3)	Number of Shares (2)	Percentage of Class (3)	Number of Shares (2)	% of Class (3)	Number of Shares (2)	% of Class (3)	Number of Shares (2)	% of Class (3)	
DIRECTORS											
Ellen R. Alemany	17,245 (4)	0.16%	-0-	—	-0-	—	30,000	0.38%	300	0.06%	0.06%
Victor E. Bell III	6,900 (5)	0.06%	1,643 (5)	0.16%	-0-	—	-0-	—	-0-	—	0.12%
Peter M. Bristow	513,415 (6)	4.74%	111,607 (6)	11.10%	41,285 (6)	0.30%	-0-	—	-0-	—	8.54%
Hope H. Bryant	349,647 (7)	3.23%	51,877 (7)	5.16%	47,500 (7)	0.34%	-0-	—	-0-	—	4.38%
Dr. Eugene Flood, Jr.	20	*	-0-	—	-0-	—	-0-	—	-0-	—	*
Frank B. Holding, Jr.	589,202 (8)	5.44%	161,580 (8)	16.07%	35,500 (8)	0.26%	-0-	—	-0-	—	11.80%
Robert R. Hoppe	314	*	-0-	—	-0-	—	-0-	—	-0-	—	*
David G. Leitch	100	*	-0-	—	-0-	—	-0-	—	-0-	—	*
Robert E. Mason IV	350	*	200	0.02%	-0-	—	-0-	—	-0-	—	0.01%
Diane E. Morais	50 (9)	*	-0-	—	-0-	—	-0-	—	-0-	—	*
Robert T. Newcomb	1,000	0.01%	-0-	—	6,000	0.04%	-0-	—	-0-	—	*
R. Mattox Snow III	121 (10)	*	-0-	—	-0-	—	-0-	—	-0-	—	*
OTHER NAMED EXECUTIVE OFFICERS											
Craig L. Nix	1,147 (11)	0.01%	-0-	—	-0-	—	9,265	0.12%	-0-	—	*
Lorie K. Rupp	-0-	—	-0-	—	-0-	—	-0-	—	-0-	—	—
ALL CURRENT DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (19 PERSONS)	1,440,817 (12)	13.31%	290,182 (12)	28.87%	100,385 (12)	0.73%	39,265 (12)	0.49%	300	0.06%	22.61%

(1) Each individual's business address is 4300 Six Forks Road, Raleigh, NC 27609.

(2) Except as otherwise noted in the footnotes below, and to the best of our knowledge, individuals named and included in the group exercise sole voting (in the case of voting stock) and investment power with respect to all listed shares.

(3) "Percentage of Class" reflects each individual's and the group's listed shares as a percentage of the total number of outstanding shares of that class of stock on the Record Date. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's and the group's listed shares of Class A Common and Class B Common as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Series A Depositary Shares, Series C Preferred Stock, and Series D Depositary Shares do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(4) Includes an aggregate of 17,245 shares of Class A Common as to which Mrs. Alemany may be considered to exercise shared voting and investment power.

(5) Includes an aggregate of 6,493 shares of Class A Common and 1,643 shares of Class B Common held by various entities and as to which shares Mr. Bell may be considered to exercise shared voting and investment power.

(6)   Mr. Bristow's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders."

(7)   Mrs. Bryant's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mrs. Bryant is contained below under the caption "Anti-Pledging Policy."

(8)   Mr. Holding's beneficial ownership is described in the table and footnotes below under the caption "Principal Stockholders." Information regarding pledges of shares beneficially owned by Mr. Holding is contained below under the caption "Anti-Pledging Policy."

(9)   Includes 50 shares of Class A Common as to which Mrs. Morais may be considered to exercise shared voting and investment power.

(10)   Includes 121 shares of Class A Common as to which Mr. Snow may be considered to exercise shared voting and investment power.

(11)   Includes 1,147 shares of Class A Common as to which Mr. Nix may be considered to exercise shared voting and investment power and 9,265 shares of Series C Preferred as to which he may be considered to exercise shared investment power.

(12)   In the aggregate, individuals included in the group may be considered to exercise shared voting and investment power as to 572,132 shares of Class A Common and 118,905 shares of Class B Common, sole voting power only with respect to 7,498 shares of Class A Common and 333 Class B Common, and shared investment power only as to 82,385 Series A Depositary Shares. As described in the table and footnotes below under the caption "Principal Stockholders," certain shares are included in the numbers of shares listed in the table above for each of Mrs. Bryant and Mr. Holding, but they are included only once in the total shares listed for the group.

Anti-Hedging Policy

Our Anti-Hedging and Pledging Policy prohibits our directors and executive officers from hedging any shares of our common stock. For purposes of the prohibition, a "hedge" means any financial instrument, derivative transaction, or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund, or similar transaction. The Anti-Hedging and Pledging Policy also prohibits certain other associates who are "covered persons" under the policy from hedging any shares of our stock. Similarly, our Insider Trading Policy prohibits other associates who we designate as "restricted persons" under the policy from hedging any shares of our stock.

Anti-Pledging Policy

General Prohibition on Pledging. Our Anti-Hedging and Pledging Policy generally prohibits any director or executive officer from pledging any shares of our common stock. However, pledges that existed on the date the policy was originally adopted were "grandfathered" and those shares may continue to be pledged until they are finally released pursuant to those pledge arrangements (as those arrangements may be amended, extended or modified consistent with the Anti-Hedging and Pledging Policy). The Anti-Hedging and Pledging Policy provides that those grandfathered pledges be reviewed at least annually by our Audit Committee. The Anti-Hedging and Pledging Policy also prohibits certain other associates who are "covered persons" under the policy from pledging any shares of our stock, subject to certain exceptions approved or authorized by the Audit Committee based on similar considerations as directors and executive officers. Similarly, our Insider Trading Policy generally prohibits other associates who we designate as "restricted persons" under the policy from pledging any shares of our stock.

Criteria and Process for Granting Exceptions. The Anti-Hedging and Pledging Policy permits our Audit Committee to grant an exception to the policy to a director or executive officer who desires to pledge shares of our common stock if the Committee determines to its satisfaction that the proposed pledge arrangement is not reasonably likely to pose a material risk to our company or the market for our common stock.

In making its determination on a request for an exception for a director or executive officer, the policy provides that the Committee shall consider factors that it considers relevant, which may include:

- historical information regarding existing and prior pledging arrangements;

- the number and class of pledged shares, including in relation to:

   ➢   the total number of outstanding shares of our common stock;

   ➢   the total number and class of shares held by the director or executive officer; and

   ➢   the director's or executive officer's total or liquid assets;

- the market value, volatility, and trading volume of our common stock;

- the ability, including financial capacity, of the borrower to repay the loan without resort to the pledged stock;

- the loan-to-value ratio in the proposed pledge arrangement;

- the nature of any other collateral in the proposed pledge arrangement;

- the material terms of the proposed pledge arrangement; and

- the procedural safeguards to foreclosure, such as notice periods and the ability to substitute collateral.

The policy requires a director or executive officer requesting an exception to submit the request in writing, with information addressing the factors listed above, and to supply any supporting documentation the Audit Committee requests. A request for an exception must be submitted with sufficient advance notice to enable the Committee to fully consider the request. No exceptions for directors or executive officers have been requested or approved by the Committee since the policy was first adopted.

No Pledging of Equity Compensation Shares. Our Anti-Hedging and Pledging Policy prohibits the Audit Committee from approving an exception for a pledge of shares granted to a director or executive officer as compensation. In the past we have had no equity-based compensation plans under which directors or executive officers receive compensation in the form of shares of our common stock, but the prohibition would apply to any future grants. The policy also applies to shares of our stock previously issued to Ellen R. Alemany, who currently serves as a director, upon the vesting of stock awards originally granted to her by CIT which we assumed and converted into RSUs covering shares of our Class A Common in connection with the CIT Merger.

Monitoring of Pledging Arrangements. The policy provides that the Audit Committee will review all outstanding pledging arrangements annually (or more frequently where circumstances warrant). As of the Record Date, the only outstanding pledging arrangements for the directors or executive officers are the grandfathered pledges listed in the table below.

If the Audit Committee determines, based on any new facts or changed circumstances, that the continuation of any pledge arrangement established through an exception to the policy (which does not include the grandfathered pledges) is reasonably likely to pose a material risk to us and the market for our common stock, then the Committee or its designee and the director or executive officer will work cooperatively (i) to modify the arrangement or take other action to mitigate or eliminate the risk, or (ii) where mitigation is not reasonably possible, to terminate the arrangement as soon as reasonably practicable.

Grandfathered Pledges Pose No Material Risk. The Audit Committee has reviewed all grandfathered pledge arrangements for directors or executive officers that existed as of December 31, 2025. Based on its review and analysis, the Committee concluded that the pre-existing grandfathered pledge arrangements of certain members of the Holding family who are directors and executive officers — Frank B. Holding, Jr., and Hope H. Bryant — are not reasonably likely to pose a material risk to our company or the market for our common stock. Specifically, the Committee concluded that the risk of foreclosure and a resulting forced sale of common stock on the market that would result in a sudden and immediate decline in our stock price is remote based on, among other factors, the number of shares pledged, the trading volume in our Class A Common, representations by the pledgors regarding their financial capacity, and the fact that the loan-to-stock value ratio in each of the grandfathered pledges was and remains very low.

Audit Committee's Rationale for the Policy. In formulating the Anti-Hedging and Pledging Policy and recommending it to the Board, the Audit Committee considered the ownership structure of our company, including the fact that members of the Holding family hold a significant portion of the outstanding voting power of our common stock. As described in this proxy statement under the headings "CORPORATE GOVERNANCE" and "COMMITTEES OF OUR BOARDS," we adhere to Nasdaq's governance requirements for non-controlled companies, including having a board consisting of a majority of independent directors, independent compensation and nominating committees, and approval of certain related person transactions by our Audit Committee, which consists solely of independent directors.

The Audit Committee believes that our policy is reasonable for a company with our ownership structure and that the pledges of our stock by directors or executive officers that have been permitted under the policy are not reasonably likely to pose a material risk to our company or the market for our common stock.

Existing Pledge Arrangements. The following table lists the numbers of shares of our common stock beneficially owned by Mr. Holding and Mrs. Bryant that are subject to grandfathered pledge arrangements on the Record Date.

Name of Beneficial Owner (1)	Number of Class A Common Pledged Shares	Number of Class B Common Pledged Shares
Frank B. Holding, Jr.	198,052	-0-
Hope H. Bryant	134,362	-0-

(1)   A pledge of 30,000 shares of Class A Common beneficially owned by Mr. Bristow was released in 2025.

Principal Stockholders

The following table lists persons and entities who we believe owned, beneficially or of record, on the Record Date, 5% or more of our voting Class A Common or Class B Common, and those persons' and entities' beneficial ownership of our nonvoting Series A Depositary Shares. We are not aware that any of the persons and entities below beneficially own any shares of our nonvoting Series B Preferred Stock, Series C Preferred, Series D Depositary Shares, or Series E Depositary Shares. Similar to the director and executive officer table above, we consider a person to "beneficially own" shares held in the person's name, or in the name of any other stockholder, if the person either directly, or indirectly through some agreement, arrangement, understanding, or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares. As a result, the same shares may be "beneficially owned" by more than one person. As described in footnotes to the table, portions of the shares listed as beneficially owned by certain of the individuals in the table also are listed as beneficially owned by other individuals named in the table.

Name and Address of Beneficial Owner	Beneficial Ownership						Percentage of Total Votes (2)
	Class A Common		Class B Common		Series A Depositary Shares		
	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	Number of Shares (1)	Percentage of Class (2)	
Carson H. Brice P.O. Box 1417 Smithfield, NC 27577	296,883 (3)	2.74%	108,682 (3)	10.81%	-0-	—	7.56%
Claire H. Bristow P. O. Box 1417 Smithfield, NC 27577	513,415 (4)	4.74%	111,607 (4)	11.10%	41,285 (4)	0.30%	8.54%
Peter M. Bristow 4300 Six Forks Road Raleigh, NC 27609	513,415 (5)	4.74%	111,607 (5)	11.10%	41,285 (5)	0.30%	8.54%
Hope H. Bryant 4300 Six Forks Road Raleigh, NC 27609	349,647 (6)	3.23%	51,877 (6)	5.16%	47,500 (6)	0.34%	4.38%
Frank B. Holding, Jr. 4300 Six Forks Road Raleigh, NC 27609	589,202 (7)	5.44%	161,580 (7)	16.07%	35,500 (7)	0.26%	11.80%
Olivia B. Holding P. O. Box 1352 Smithfield, NC 27577	916,649 (8)	8.47%	178,925 (8)	17.80%	57,500 (8)	0.42%	14.04%
Lewis R. Holding II 4300 Six Forks Road Raleigh, NC 27609	15,593 (9)	0.14%	60,187 (9)	5.99%	-0-	—	3.64%
BlackRock, Inc. 50 Hudson Yards New York, NY 10055	555,568 (10)	5.13%	—	—	—	—	1.86%
BlackRock Portfolio Management LLC 50 Hudson Yards New York, NY 10001	674,167 (11)	6.23%	—	—	—	—	2.46%
Harris Associates LP Harris Associates, Inc. 111 South Wacker Dr. Suite 400 Chicago, IL 60606	928,944 (12)	8.58%	—	—	—	—	3.45%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,017,655 (13)	9.40%	—	—	—	—	0.03%

(1) Reflects shares which, to the best of our knowledge, are beneficially owned by the named individuals and entities as of the Record Date, or, in the case of BlackRock, Inc., BlackRock Portfolio Management, LLC, Harris Associates, LP, Harris Associates, Inc., and The Vanguard Group, the dates listed in their respective footnotes below. Except as otherwise noted in the footnotes below, each named individual and entity exercises sole voting (in the case of voting securities) and investment power with respect to all listed shares.

(2) "Percentage of Class" reflects each individual's or entity's listed shares as a percentage of the total number of outstanding shares of that class of stock on the Record Date. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's or entity's listed shares of Class A Common and Class B Common with respect to which the individual or entity reports having sole or shared voting power, as a percentage of the aggregate votes represented by all outstanding shares of our voting securities on that date. Series A Depositary Shares do not have voting rights and do not affect the percentages of total votes. An asterisk indicates less than .01%.

(3) Mrs. Brice may be considered to exercise shared voting and investment power with respect to 900 of the listed shares of Class A Common and 563 of the listed shares of Class B Common which are held by her spouse. We do not believe Mrs. Brice beneficially owns, and she disclaims beneficial ownership of, an aggregate of 298,759 shares of Class A Common and 13,391 shares of Class B Common held by a family member as trustee in irrevocable trusts for the benefit of her children; an aggregate of 39,691 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Series A Depositary Shares held by three charitable foundations, of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 29,063 shares of Class B Common, and 398,945 Series A Depositary Shares held by certain corporations of which Mrs. Brice and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those shares which we do not believe are beneficially owned by Mrs. Brice are not included in the shares listed for her in the table.

(4) Mrs. Bristow may be considered to exercise shared voting and investment power with respect to 132,661 of the listed shares of Class A Common and 66,462 of the listed shares of Class B Common, which are held by her spouse, Peter M. Bristow, individually, or by entities that he may be deemed to control; shared voting power only with respect to 6,004 of the listed shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power only with respect to 12,152 of the listed shares of Class A Common held as co-trustee of a trust. All listed shares also are listed as beneficially owned by her spouse. We do not believe Mrs. Bristow beneficially owns, and Mrs. Bristow disclaims beneficial ownership of, 46,798 shares of Class A Common and 7,096 shares of Class B Common held by her adult children; 3,231 shares of Class A Common, 200 shares of Class B Common, and 20,000 Series A Depositary Shares held by a charitable foundation of which she serves as a director; and an aggregate of 479,889 shares of Class A Common, 29,063 shares of Class B Common, and 398,945 Series A Depositary Shares held by certain other corporations of which Mrs. Bristow and/or her spouse are stockholders but of which neither of them serves as a director or officer. Those shares which we do not believe are beneficially owned by Mrs. Bristow are not included in the shares listed for her in the table.

(5) Mr. Bristow may be considered to exercise shared voting and investment power with respect to 374,750 of the listed shares of Class A Common and 45,067 of the listed shares of Class B Common held by or for his spouse, Claire H. Bristow; sole voting power only with respect to 6,004 shares of Class A Common and 78 of the listed shares of Class B Common held by trusts for unrelated persons; and shared investment power only with respect to 41,285 of the listed Series A Depositary Shares held by or for his spouse. All listed shares also are listed as beneficially owned by his spouse. We do not believe Mr. Bristow beneficially owns, and Mr. Bristow disclaims beneficial ownership of, an aggregate of 46,798 shares of Class A Common and 7,096 shares of Class B Common held by his adult children; 3,231 shares of Class A Common, 200 shares of Class B Common, and 20,000 Series A Depositary Shares held by a charitable foundation of which his spouse serves as a director; and an aggregate of 479,889 shares of Class A Common, 29,063 shares of Class B Common, and 398,945 Series A Depositary Shares held by certain other corporations of which Mr. Bristow and/or his spouse are stockholders but of which neither of them serves as a director or officer. Those shares which we do not believe are beneficially owned by Mr. Bristow are not included in the shares listed for him in the table.

(6) Mrs. Bryant may be considered to exercise shared voting and investment power with respect to 53,048 of the listed shares of Class A Common and 38,735 of the listed shares of Class B Common, shared investment power only with respect to 35,500 of the listed Series A Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control, and sole voting power only with respect to 1,494 of the listed shares of Class A Common and 255 shares of Class B Common held by trusts for unrelated persons. The listed shares include an aggregate of 39,691 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Series A Depositary Shares held by three charitable foundations, all of which are also listed as beneficially owned by Ms. O. Holding and Mr. F. Holding, Jr., and an aggregate of 13,357 shares of Class A Common and 1,964 shares of Class B Common held by two business entities which also are listed as beneficially owned by Ms. O. Holding. Mrs. Bryant disclaims beneficial ownership of the shares held by the three charitable foundations. We do not believe Mrs. Bryant beneficially owns, and Mrs. Bryant disclaims beneficial ownership of, an aggregate of 300,765 shares of Class A Common and 124,105 shares of Class B Common held by her adult children and by revocable trusts for the benefit of her children; an aggregate of 292,063 shares of Class A Common, 22,619 shares of Class B Common, and 398,945 Series A Depositary Shares held in the aggregate, by two corporations of which Mrs. Bryant is a stockholder and a director, but not an officer; and 174,469 shares of Class A Common and 4,480 shares of Class B Common held by a corporation of which Mrs. Bryant is a stockholder but does not serve as a director or an officer. Those shares which we do not believe are beneficially owned by Mrs. Bryant are not included in the shares listed for her in the table.

(7) Mr. F. Holding, Jr., may be considered to exercise shared voting and investment power with respect to 158,419 of the listed shares of Class A Common and 70,185 of the listed shares of Class B Common, and shared investment power only with respect to 35,500 of the listed Series A Depositary Shares, which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 39,691 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Series A Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mrs. Bryant and Ms. O. Holding. Mr. F. Holding, Jr., disclaims beneficial ownership of the shares held by the three charitable foundations. We do not believe Mr. F. Holding, Jr., beneficially owns, and Mr. F. Holding, Jr., disclaims beneficial ownership of, an aggregate of 48,158 shares of Class A Common and 112,513 shares of Class B Common held by his adult children and trustees of irrevocable trusts for the benefit of his adult children; an aggregate of 479,889 shares of Class A Common, 29,063 shares of Class B Common, and 398,945 Series A Depositary Shares held by certain other corporations of which Mr. Holding and/or his spouse are stockholders but of which neither he nor his spouse serve as a director or officer, and 3,118 shares of Class A Common and 875 shares of Class B Common held by a charitable foundation of which he serves as a director. Those shares which we do not believe are beneficially owned by Mr. F. Holding, Jr., are not included in the shares listed for him in the table.

(8) Ms. O. Holding may be considered to exercise shared voting and investment power with respect to 53,048 of the listed shares of Class A Common and 38,689 of the listed shares of Class B Common, shared investment power only with respect to 12,152 of the listed shares of Class A Common, and shared investment power only with respect to 35,500 of the listed Series A Depositary Shares, which are held jointly, by family members or other persons, by her as co-trustee, or by corporations or other entities that she may be deemed to control. The listed shares include 39,691 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations, and 35,500 Series A Depositary Shares held by three charitable foundations, all of which also are listed as beneficially owned by Mr. F. Holding, Jr., and Mrs. Bryant; and an aggregate of 13,357 shares of Class A Common and 1,964 shares of Class B Common held by two business entities which also are listed as beneficially owned by Mrs. Bryant. We do not believe Ms. O. Holding beneficially owns, and Ms. O Holding disclaims beneficial ownership of, an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common, and 398,945 Series A Depositary Shares held by three corporations of which Ms. Holding is a stockholder and director. Those shares which we do not believe are beneficially owned by Ms. O. Holding are not included in the shares listed for her in the table.

(9) Mr. L. Holding may be considered to exercise shared voting and investment power with respect to 191 of the listed shares of Class A Common and 345 shares of Class B Common which are held by his spouse. We do not believe Mr. L. Holding beneficially owns, and Mr. L. Holding disclaims beneficial ownership of, an aggregate of 466,532 shares of Class A Common, 27,099 shares of Class B Common, and 398,945 Series A Depositary Shares held by three corporations of which Mr. L. Holding is a stockholder, but of which he does not serve as a director or officer. Those shares which we do not believe are beneficially owned by Mr. L. Holding are not included in the shares listed for him in the table.

(10) BlackRock, Inc. has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of June 30, 2025. The Schedule 13G indicates that BlackRock, Inc. had sole power to vote or direct the vote of 499,763 shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 555,568 shares, and shared power to dispose of or direct the disposition of -0- shares, of the listed Class A Common. The Schedule 13G indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the listed shares (none of whose interest in the shares exceeded 5% of the total outstanding shares), and that the filing entity is a parent holding company or control person of a number of subsidiaries which acquired the listed shares.

(11) BlackRock Portfolio Management LLC ("BPM"), an affiliate of BlackRock, Inc., has filed a Schedule 13G with the SEC showing the number of shares of our Class A Common that certain business units of BlackRock, Inc. and its affiliates and subsidiaries beneficially owned, or were deemed to be beneficially owned, as of June 30, 2025. The Schedule 13G indicates that BPM had sole power to vote or direct the vote of 662,610 shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 674,167 shares, and shared power to dispose of or direct the disposition of -0- shares, of the listed Class A Common. The Schedule 13G indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the listed shares (none of whose interest in the shares exceeded 5% of the total outstanding shares), and that the filing entity is a parent holding company or control person of a number of subsidiaries which acquired the listed shares.

(12) Harris Associates LP and its general partner, Harris Associates, Inc., have filed a joint amended Schedule 13G with the SEC showing the number of shares of our Class A Common that they beneficially owned as of December 31, 2025. The Schedule 13G indicates that they had sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of -0- shares, sole power to dispose of or direct the disposition of 928,944 shares, and shared power to dispose of or direct the disposition of -0- shares of the listed Class A Common. The Schedule 13G indicated that Harris Associates LP has been granted the power to vote shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote, and that by reason of advisory or other relationships with the person who owns the shares, Harris Associates LP may be deemed to be the beneficial owner of the shares.

(13) The Vanguard Group has filed an amended Schedule 13G with the SEC showing the number of shares of our Class A Common that it beneficially owned as of December 29, 2023. The Schedule 13Gs indicates that The Vanguard Group had sole power to vote or direct the vote of -0- shares, shared power to vote or direct the vote of 7,800 shares, sole power to dispose of or direct the disposition of 992,678 shares, and shared power to dispose of or direct the disposition of 24,977 shares, of the listed Class A Common. The Schedule 13Gs indicated that it was filed in The Vanguard Group's its capacity as an investment adviser and that its clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common.

Delinquent Section 16(a) Reports

Our directors, executive officers, and holders of more than 10% of a class or series of our equity securities registered under the Exchange Act are required by federal law to file reports with the SEC regarding the amounts of and changes in their beneficial ownership of our equity securities. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. It has come to our attention that, during 2025, one report each by Peter M. Bristow and his wife, Claire H. Bristow, was inadvertently filed late to report six family gifts totaling 60 shares of Class A Common by each of them.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 2.*

In accordance with the requirements of Schedule 14A of the Exchange Act, and rules adopted by the SEC, at least once every three years we are required to give our stockholders an opportunity to vote, on a non-binding advisory basis, on a resolution (a "say-on-pay" resolution) to approve the compensation of our NEOs as disclosed in our Annual Meeting proxy statements. Our Board has submitted a proposal for our stockholders to approve a say-on-pay resolution at each of our Annual Meetings since 2011, and our stockholders have approved those proposals, in each case with over 95% (and over 98% in the case of the 2025 proposal) of the votes entitled to be cast on each proposal with respect to shares present in person or represented by proxy, and which were voted or abstained at each meeting, being cast for approval.

Another proposal to approve a say-on-pay resolution will be submitted for voting by our stockholders at the Annual Meeting as follows:

"RESOLVED, that the stockholders of First Citizens BancShares, Inc. ("BancShares") hereby approve, on a non-binding advisory basis, the compensation paid or provided to BancShares' named executive officers, as that compensation has been disclosed in BancShares' proxy statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including BancShares' Compensation Discussion and Analysis, compensation tables, and the narrative discussion contained in the proxy statement."

The vote on the resolution is not intended to address any specific element of executive compensation. Rather, the vote will relate generally to the compensation described in this proxy statement that was paid or provided for 2025 to our NEOs listed in the Summary Compensation Table under the heading "EXECUTIVE COMPENSATION." Under Section 14A of the Exchange Act and the SEC's related rules, the vote will be advisory in nature and will not be binding on our Boards or our CNG Committee, and it will not overrule or affect any previous action or decision by the Boards or Committee or any compensation previously paid or awarded. Neither will it obligate the Boards or Committee to any particular course of future action, nor create or imply any additional duty on the part of the Boards or Committee. However, our Boards and the Committee value the opinion of our stockholders and, in making future decisions on the compensation of our NEOs, will consider the voting results on the resolution and evaluate whether any actions are necessary to address any stockholder concerns.

Our executive compensation philosophy and components are described in more detail in this proxy statement under the headings "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION." As discussed in those sections, our Boards and CNG Committee attempt to align our executive officers' compensation with our long-term business philosophy and to achieve our objectives of:

- rewarding sustained long-term performance and long-term loyalty;

- balancing business risk with sound financial policy and stockholders' interests, and aligning the interests of our executive officers with the long-term interests of our stockholders by encouraging growth in the value of our company and our stockholders' investments;

- enabling us to attract, motivate, and retain qualified executive officers; and

- providing compensation to our executive officers that is competitive with comparable financial services companies.

Consistent with that philosophy, our 2025 executive compensation program was primarily composed of the following elements:

- competitive base salaries;

- performance-based LTIP awards payable in cash which may be earned based on the extent of growth in the tangible book value per share of our common stock plus cumulative dividends paid on the stock during stated three-year Performance Periods;

- performance-based MPP awards payable in cash which could be earned based on the successful completion of performance objectives relating to the SVB Acquisition, including timely integration achievement, risk management, individual performance, our overall results, and other related specific goals;

- retirement benefits in the form of defined benefit pension plans (for officers hired on or before specified dates), matching contributions to FCB's Section 401(k) Plan defined contribution plan accounts, and additional profit-sharing contributions to FCB 401(k) Plan accounts of executives who are not pension plan participants or who previously made elections regarding their Section 401(k) Plan participation that resulted in their person plan benefit accruals being frozen;

- individual nonqualified separation from service agreements with certain of our executive officers;

- nonqualified deferred compensation plans, and the deemed investment returns accrued to the accounts of participants in the FCB 2021 Plan and interest accrued to the accounts of participants in the FCB-SC Plans; and

- limited personal benefits (or "perquisites") for certain of our executive officers.

We do not have employment agreements with any of our current NEOs, nor have we provided them with any equity-based compensation (such as stock options or stock awards) nor entered into any arrangements with them under which compensation would be paid to them, or the vesting of any of their benefits would be accelerated, as a result of a change in control of our company or FCB.

We believe the Committee's and the Boards' focus on performance-based compensation, including the substantial portion of our executive officers' compensation that is composed of variable incentive compensation, have enhanced our pay and performance alignment. We are committed to maintaining a strong executive compensation governance framework with continuing monitoring, oversight, and mitigation of compensation risks, and a compensation program that is fair and effective for both our executives and our stockholders alike and aligned with the central objective of our strategic plan, which is to build the long-term value of our company and our stockholders' investments.

> *Our Board of Directors believes that our executive compensation policies and practices are aligned with our stockholders' long-term interests, and it unanimously recommends that you vote "For" Proposal 2.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 3.*

Appointment of Independent Accountants

Our Audit Committee has engaged our current independent accountants, KPMG LLP, to serve as our independent accountants and to audit our consolidated financial statements for 2026.

The Audit Committee monitors and oversees our independent accountants' performance and independence. In connection with the Committee's selection of our independent accountants for 2026, the Committee considered and discussed, among other factors:

- the increased size and complexity of our business;

- KPMG LLP's expertise in the banking industry, and the Committee's perception of KPMG LLP's capabilities in handling issues related to financial institutions and, more specifically, to larger financial institutions with complex businesses;

- the knowledge and experience of KPMG LLP's lead audit partner and other key members proposed to be assigned to our audit service team;

- recent reports of the Public Company Accounting Oversight Board's inspections of KPMG LLP;

- the Committee's perception of, and KPMG LLP's statements regarding, its independence; and

- KPMG LLP's proposed fees.

In connection with its selection of KPMG LLP as our independent accountants, the Audit Committee received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding that firm's communications with the Committee concerning its independence and discussed with KPMG LLP its independence. The Audit Committee believes that it is in our and our stockholders' best interests to appoint KPMG LLP as our independent accountants for 2026.

In order to maintain their independence with respect to their audit clients, the SEC's rules require the partners of public accounting firms who are assigned as "lead audit partners" for audits of public companies to be subject to a mandatory rotation policy. As a result, a partner in our accounting firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. Our Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent accountants each year, the Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Committee with the partner, and seeks and considers the views of our executive management. The Committee then communicates its views regarding that partner to management of the accounting firm.

Our Audit Committee first engaged KPMG LLP as our independent accountants to audit our consolidated financial statements for 2021.

The Audit Committee's charter gives it the responsibility and authority to select and appoint our independent accountants each year and to approve their fees and the terms of the engagement under which they provide services to us. Our stockholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal for stockholders to ratify the appointment of KPMG LLP at the Annual Meeting to allow stockholders to be heard in that selection process. The outcome of voting on the proposal will not be binding on the Committee. If our stockholders do not ratify the Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of KPMG LLP. If our stockholders ratify the Committee's selection, the Committee could, in its discretion, appoint different independent accountants during the year if it determines that such a change would be in our best interests.

Representatives of KPMG LLP are expected to participate remotely in our virtual Annual Meeting and be available to respond to appropriate questions, and they will have an opportunity to make a statement if they desire to do so.

Services and Fees during 2025 and 2024

Our Audit Committee pre-approves all audit services and other services provided by our accountants. While the entire Audit Committee generally participates in the pre-approval of services, the Committee delegates authority to its Chairman to approve requests for non-audit services. Any such approval by the Chairman is communicated to the full Committee at its next regularly scheduled meeting. All audit and non-audit services provided by KPMG LLP during 2025 were approved under the above procedure.

As our independent accountants for 2025 and 2024, KPMG LLP provided us with various audit and other services for which we and FCB were billed or expect to be billed for fees as described below. Our Audit Committee has determined that the provision of non-audit services by KPMG LLP during 2025 was compatible with maintaining its independence.

The following table lists the aggregate amounts of fees paid to KPMG LLP for audit services for 2025 and 2024 and for other services they provided during 2025 and 2024.

Type of Fees and Description of Services	2025	2024
Audit Fees, including fees for professional services rendered for the annual integrated audit of our consolidated financial statements for the fiscal year (including services relating to the audit of internal control over financial reporting), reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and audits of subsidiary financial statements and services in connection with securities registration	$10,990,747	$10,870,429
Audit-Related Fees, including fees for services reasonably related to performance of the audit of the annual consolidated financial statements for the fiscal year, other than Audit Fees, such as compliance exams, agreed upon procedures attestations, other attestation services, and service organization reports on internal controls	430,000	555,000
Tax Fees, including fees for tax compliance, tax advice, and foreign tax return preparation services	196,374	140,357
All Other Fees, for 2024 only, consisting of a subscription fee for access to an online accounting research tool	-0-	3,560

> *Our Board of Directors unanimously recommends that you vote "For" Proposal 3.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

PROPOSAL 4: STOCKHOLDER PROPOSAL REQUESTING REPORT ON FAITH-BASED EMPLOYEE RESOURCE GROUPS

> *Our Board of Directors unanimously recommends that you vote "AGAINST" Proposal 4.*

Inspire Investing, LLC ("Inspire"), has advised us that it intends to present the following stockholder proposal at the Annual Meeting and has provided verification that it beneficially owns a sufficient number of shares of our voting securities to meet the requirements of Rule 14a-8 promulgated by the SEC. The text of the proposal and supporting statement appear below exactly as received by us. All statements contained in the proposal and supporting statement are the sole responsibility of Inspire and the proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of Inspire. Upon receipt by our Corporate Secretary of a written or oral request from a stockholder, we will promptly provide Inspire's address and the class and number of voting securities it holds.

Stockholder's Supporting Statement

First Citizens BancShares is one of the largest companies in the United States and has over 17,000 employees. As a major employer, First Citizens BancShares is subject to quickly evolving laws prohibiting discrimination based on religion. First Citizens Bancshares needs to not only adapt to these legal changes, but also take steps above legal minimums to foster an inclusive workplace.

Respecting diverse religious views attracts top talent, enriches workplace culture, and fully engages employees. One proven way to advance religious diversity is through faith-based employee resource groups (ERGs). ERGs give employees a platform to connect, develop professionally, and foster understanding across the workforce.

But the 2025 edition of the Viewpoint Diversity Score Business Index[1] found that over 64% of the largest tech and finance companies, including First Citizens BancShares, do not offer faith-based ERGs and that only 9% have faith-specific ERGs. First Citizens BancShares does this even though the vast majority of Americans identify as religious and even though the Company recognizes ERGs formed around race, sex, sexual orientation, gender identity, veteran status, and a variety of other criteria.[2]

By omitting faith-based ERGs, First Citizens BancShares risks signaling to employees that their beliefs are less welcome, which can undermine engagement, morale, and retention. These risks are not theoretical: the 2023 Freedom at Work survey found that over half of employees fear workplace reprisal for expressing religious or political views, and over half fear the same for sharing these views even on their private social media accounts.[3]

Recent Supreme Court decisions in *Groff v. DeJoy* and *Muldrow v. City of St. Louis*, EEOC guidance on potential discrimination around ERG membership criteria,[4] and a White House Office of Personnel Management Memo[5] directing federal agencies to "allow personal religious expression by Federal employees to the greatest extent possible," signal a growing trend to protect religious exercise in all aspects of employment and a growing risk for failure to do so. Accordingly, First Citizens BancShares should proactively support and protect the religious freedoms of its employees by recognizing faith-based ERGs on equal footing with its other ERGs and adopting policies and practices to better cultivate religious freedom in the workforce.

Resolved: Shareholders request that the Board of Directors conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary and confidential information, evaluating the reputational, human capital, operational, legal, and other relevant risks of failing to allow faith-based ERGs.

---

[1]   https://www.viewpointdiversityscore.org/business-index
[2]   https://www.viewpointdiversityscore.org/company/first-citizens
[3]   https://www.viewpointdiversityscore.org/polling
[4]   https://www.eeoc.gov/what-do-if-you-experience-discrimination-related-dei-work
[5]   https://www.opm.gov/chcoc/latest-memos/protecting-religious-expression-in-the-federal-workplace.pdf

Our Statement in Opposition to the Proposal

As part of our Risk Management Framework, and as discussed earlier in this proxy statement, we maintain robust processes to manage our risks, including risks related to human capital. We believe the risk-related report sought by this proposal is not necessary and would both (a) interfere with management's conduct of our day-to-day operations and with, and involve stockholders in, areas traditionally reserved for management oversight, and (b) divert company human and financial resources to preparing a report that, rather than advancing the interests of stockholders generally, would serve the social views of the proponent.

We aspire to foster an environment where all associates are free of harassment and discrimination and where all associates, including associates of religious faith, are treated fairly and can freely express their views, including their religious views, perform at their best, and help the company meet its strategic objectives. However, with respect to any underlying human capital and other risks, we currently do not believe they require employee groups based on religions or religious denominations. For all of these reasons, we recommend stockholders vote AGAINST this proposal.

> *Our Board of Directors unanimously recommends that you vote "AGAINST" Proposal 4.*
>
> *To be approved, a majority of the votes entitled to be cast on the proposal with respect to all shares of our Class A Common and Class B Common present in person or represented by proxy at the Annual Meeting, and voting together as one class, must be cast in favor of the proposal.*

FREQUENTLY ASKED QUESTIONS ABOUT THE VIRTUAL ANNUAL MEETING

The following are some questions that you, as a stockholder, may have regarding the Annual Meeting, and brief answers to those questions. We urge you to carefully read the entire proxy statement because the information in these questions and answers does not provide all of the information that will be important to you with respect to the Annual Meeting and proposals to be voted on at the meeting.

Q. Where will the Annual Meeting be held?

A: We are holding the Annual Meeting in a virtual format in order to provide convenient access to the meeting for all our stockholders. There will be no physical meeting location for stockholders to attend. The only way to attend the Annual Meeting will be via the Internet.

The virtual meeting platform is designed such that record holders of our voting shares, as well as beneficial holders of voting shares that are held for them in "street name" by a broker, bank, or other nominee, will have the ability to participate in, and ask questions and vote at, the virtual Annual Meeting similar to an in-person meeting.

Q: How can I participate in the virtual Annual Meeting?

A: To participate in the Annual Meeting remotely, go to *www.virtualshareholdermeeting.com/FCNCA2026* at the meeting time on May 4, 2026, and enter your unique 16-digit "Control Number" which is printed on the proxy card you received with your copy of our proxy statement or, if you are the beneficial owner of shares held in street name, on the voting instruction form you received from your bank, broker, or other nominee that is the record holder of your shares. The Control Number appears on the portion of your proxy card or voting instruction form that you retain.

Record holders of our voting shares who participate in the Annual Meeting remotely will be considered to be present, and shares they hold of record to be represented, "in person" at the meeting. During the Annual Meeting, you may listen to the proceedings, submit written questions, and vote your shares held of record. If your shares are held in street name, you also may listen to the proceedings and submit written questions and, during the meeting, you may submit your voting instructions to your broker or nominee by following the instructions available on the meeting website.

The Annual Meeting will begin at 9:00 a.m. EDT on the meeting date. However, you may begin to log in to the meeting website at 8:45 a.m. and we encourage you to do that. The virtual meeting platform will be supported across most Internet browsers and devices (including desktop and laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins.

Q: What can I do if I no longer have my Control Number?

A: If you are a record holder of shares and wish to participate in the Annual Meeting but you no longer have your Control Number, you may obtain your Control Number by calling Broadridge Corporate Issuer Solutions at 855-449-0981 (U.S.) or 720-378-5976 (International) for assistance. If you are a beneficial holder of shares held in street name and no longer have the Control Number printed on your voting instruction form, you should call your bank, broker, or other nominee.

Q: Will there be help available if I have trouble logging in to the Annual Meeting website?

A: Yes. If you have trouble accessing the meeting website while trying to login or during the meeting, help and technical support will be available on the day of the meeting by calling 844-986-0822 (U.S.) or 303-562-9302 (International).

Q: Will I be able to ask questions during the virtual Annual Meeting?

A: Yes. You may submit written questions during the meeting by following the directions on the meeting website and typing your question in the applicable box. We will try to answer all questions, subject to time constraints. If we receive substantially similar questions, we may group them together and provide a single response to avoid repetition. Also, we reserve the right to edit inappropriate language and to exclude questions that, among other things, (i) relate to material non-public or other confidential information, a stockholder's personal matters, or pending or threatened litigation, (ii) that are not pertinent to the meeting, the proposals being voted on, or our business, or (iii) that do not comply with the meeting rules of conduct or otherwise are inappropriate.

Q: How can I vote at the Annual Meeting?

A: ***Record Holders.*** You are a record holder if your shares of our common stock are registered in your name on our stock records (either in certificated or uncertificated book entry form). You can vote your shares in one of the following ways.

Voting Methods	Record Holder
In Person During the Meeting	You can participate in the virtual Annual Meeting remotely and, using the 16-Digit Control Number printed on your proxy card, follow the instructions on the meeting website to vote your shares during the meeting.
By Proxy	Before the meeting, you can appoint three of our directors (Hope H. Bryant, Frank B. Holding, Jr., and Robert T. Newcomb) or any substitutes appointed by them, individually and as a group, to act as your "Proxies" to vote your shares for you at the meeting in either of the following ways.
	In Writing. Mark your voting instructions on the proxy card enclosed with this proxy statement, sign and date it, and return it in the enclosed pre-addressed envelope so that your new proxy card is received by our proxy tabulator before the voting takes place at the meeting.
	By Internet. Before 11:59 p.m. EDT on May 3, 2026 (the day before the Annual Meeting), log on to the Internet voting website *www.proxyvote.com*. Have your enclosed proxy card in hand when you access the website. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.
	By Telephone. Before 11:59 p.m. EDT on May 3, 2026 (the day before the Annual Meeting), call 1-800-690-6903. Have your enclosed proxy card in hand when you call. When you are prompted for your "Control Number," enter the 16-digit number that is printed in the box on your proxy card, and then follow the instructions you will be given to instruct the Proxies on how to vote your shares.

If you are the record holder of shares of both Class A Common and Class B Common, or if you hold shares of record in different forms of your name, then you should have received two or more proxy cards, each containing a unique 16-digit Control Number for the shares represented by that proxy card. If you wish to appoint the Proxies to vote all your shares, you will need to mark, sign, date, and return ***all*** proxy cards you received or appoint the Proxies by telephone or Internet separately for shares represented by each card. Or, if you received more than one proxy card and you want to participate in the Annual Meeting remotely and vote your shares on the meeting website, you will need to log into the meeting website and vote shares represented by each card separately using the Control Number on each proxy card.

If you appoint the Proxies by telephone or Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed, and returned a proxy card. Whether you return a proxy card or appoint the Proxies by telephone or Internet, the authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement. Even if you plan to participate in the virtual Annual Meeting, we ask that you mark your proxy card to indicate how your shares should be voted, sign and date it, and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies and giving your voting instructions by telephone or Internet. Doing that will ensure that your shares will be represented and voted at the meeting.

Street Name Holders. You are a "street name" holder if your shares are held for you in an account at a brokerage firm, bank, custodian, or other similar nominee and are registered on our stock records in the name of a "nominee." Only the record holders of shares of our common stock or their appointed proxies may vote those shares, and your brokerage firm, bank, or other similar nominee is considered the record holder of shares it holds for you and must vote them for you, or appoint the proxies to vote them for you, at the Annual Meeting. As a result, for your shares to be voted, you will need to give instructions to your brokerage firm, bank, custodian, or other nominee on how you want it to vote the shares it holds for you. You can do that in one of the following ways.

Voting Methods	Street Name Holder
Mail	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions as to how it should vote your shares by marking and returning to it the voting instruction form.
Internet	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions by Internet as to how it should vote your shares.
Telephone	Follow the directions contained in the voting instruction form your broker or nominee sends you with this proxy statement and give it instructions by telephone as to how it should vote your shares.
During the Meeting	You can participate in the Annual Meeting and, using the 16-digit Control Number printed on the voting instruction form you received from your broker or nominee with this proxy statement, follow the instructions on the meeting website to give your voting instructions.

If you hold shares in more than one brokerage or nominee account, each of your brokers or nominees will have sent you a separate voting instruction form, each containing a unique 16-digit Control Number for shares held in your account that it holds. If you wish to give your brokers or nominees voting instructions before the meeting for all shares they hold for you, you should mark *all* voting instruction forms you received and return them to your brokers or nominees. Or, if you hold shares in more than one brokerage or nominee account and you want to participate in the Annual Meeting remotely and give your voting instructions on the meeting website, you will need to log into the meeting website and give your voting instructions for shares covered by each voting instruction form you received separately using the Control Number on each voting instruction form.

Rules of the New York Stock Exchange (which also are applicable to Nasdaq-listed companies) generally permit brokers, banks, and other securities intermediaries that are subject to those rules to use their discretion to vote shares they hold for their customers on "routine" matters when no voting instructions are received from the beneficial owners of the shares. However, those rules prohibit brokers, banks, and other securities intermediaries from voting their customers' shares on matters designated by the rules as "non-routine" unless the beneficial owners of the shares provide voting instructions. As a result, if your shares are held by a broker, bank, or other financial intermediary and you do not provide it with your voting instructions, it may still vote your shares at the Annual Meeting at its discretion on Proposal 3 to ratify the appointment of our independent accountants (which is considered a "routine" matter). However, your broker, bank, or other financial intermediary may not vote your shares at the Annual Meeting in the election of our directors or on Proposals 2 or 4 (which are considered "non-routine" matters) unless you provide it with your voting instructions. To ensure that your shares held by a broker, bank, or other financial intermediary are represented at the Annual Meeting and voted as you desire on all matters, it is important that you instruct it as to how it should vote your shares.

Q: Who can help answer my questions about submitting my proxy or voting instructions?

A: If you are a record holder of your shares and have any questions about how to submit your proxy, you may contact Broadridge Corporate Issuer Solutions at 855-449-0981 (U.S.) or 720-378-5976 (International). If your shares are held for you by a broker, bank, custodian, or other nominee and you have questions about submitting your voting instructions, you should contact your broker, bank, custodian, or nominee.

Q: Who is soliciting proxies, and who is paying solicitation expenses?

A: Our Board is asking you to appoint the Proxies to vote your shares at the Annual Meeting. In addition to solicitation by mail, our and FCB's directors, officers, and associates may solicit proxy appointments, personally or by telephone, electronic mail, or other methods of communication, but they will not receive any additional compensation from us for doing so.

We will pay all costs of our solicitation of proxy appointments for the Annual Meeting, including costs of preparing and mailing this proxy statement and expenses associated with the telephone and Internet voting facilities. We are requesting banks, brokers, custodians, and other nominees and fiduciaries to forward copies of our proxy solicitation materials to the beneficial holders of the shares they hold and request the beneficial holders' voting instructions, and we will reimburse them for their expenses in doing so.

Q: What authority will the Proxies have, and how will they vote at the Annual Meeting?

A:
- If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by telephone or Internet, you will be appointing the Proxies to vote your shares for you, and they will vote, or abstain from voting, according to the instructions you give them.

- If you sign and return a proxy card or appoint the Proxies by telephone or Internet, but you do not give voting instructions on a matter to be voted on, then the Proxies will be authorized to vote your shares **"For"** the election of each of the nominees for director named in Proposal 1, **"For"** each of Proposals 2 and 3, and **"Against"** Proposal 4.

- If before the Annual Meeting any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, including without limitation death, resignation, withdrawal of his or her nomination, or removal, your proxy card or telephone or Internet voting instructions will give the Proxies discretion to vote your shares for a substitute nominee named by our Board. If no substitute nominee is named by our Board, then the number of directors to be elected at the Annual Meeting will be reduced accordingly.

- We are not aware of any other business that will be brought before the Annual Meeting other than the election of directors and the proposals described in this proxy statement. However, if any other matter is properly presented for action by our stockholders, your proxy card or telephone or Internet voting instructions will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

- If you are the record holder of your shares and you do not return a proxy card or appoint the Proxies by telephone or Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you participate in the meeting remotely and vote your shares on the meeting website or validly appoint another person to vote your shares for you. Similarly, if your shares are held for you in street name by a broker or other financial intermediary (such as a bank or custodian) and you do not provide it with your voting instructions, it may use its discretion to vote your shares at the Annual Meeting on Proposal 3, but it may not vote your shares on "non-routine" matters (including the election of our directors and Proposals 2 and 4) unless you give it voting instructions by marking and returning to it the voting instruction form you received (or following its instructions to give your voting instructions by Internet or telephone), or by participating in the meeting remotely and giving your voting instructions on the meeting website.

Q: **How can I change or revoke my voting instructions after I appoint the Proxies by proxy card, telephone, or Internet or after I give voting instructions to my broker or nominee?**

A: *Record Holders.* If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by telephone or Internet, and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so by taking the appropriate action described below.

To change the voting instructions you gave the Proxies, whether by returning a proxy card or appointing the Proxies by telephone or Internet, you can:

- sign a new proxy card, dated after the date of your original proxy card or after you appointed the Proxies by telephone or Internet, which contains your new voting instructions, and submit it to our proxy tabulator, Broadridge Corporate Issuer Solutions, Inc., at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that your new proxy card is received by our proxy tabulator before the voting takes place at the meeting;

- before 11:59 p.m. EDT on May 3, 2026 (the day before the Annual Meeting), call 1-800-690-6903 (the same number used to appoint the Proxies by telephone), or go to the same voting website *(www.proxyvote.com)* used to appoint the Proxies by Internet, enter your 16-digit Control Number (printed in the box on the enclosed proxy card), and then give your new voting instructions; or

- participate in the Annual Meeting remotely and give your new voting instructions on the meeting website.

Whether you return a proxy card, or appoint the Proxies by telephone or Internet, the Proxies will follow the last voting instructions received from you before the voting takes place at the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by telephone or Internet, you can:

- give Broadridge Corporate Issuer Solutions, Inc. a written notice at its address listed above, which must be received before the voting takes place at the Annual Meeting, that you want to revoke your proxy card or telephone or Internet appointment; or

- participate in the Annual Meeting remotely and vote your shares on the meeting website. Simply participating in the Annual Meeting will not revoke your proxy card or telephone or Internet appointment unless you also vote your shares during the meeting on the meeting website.

Street Name Holders. If your shares are held in street name and you want to change voting instructions you have given to your broker or other nominee, you may participate remotely in the Annual Meeting and give your new voting instructions on the meeting website during the meeting. Otherwise, you must contact your broker or nominee prior to the Annual Meeting and follow its directions to change or revoke your voting instructions.

Q: **How can I obtain another proxy card or voting instruction form?**

A: If you have lost your proxy card or after returning it you want to change your voting instructions, you may obtain another proxy card by calling Broadridge Corporate Issuer Solutions, Inc. at 855-449-0981 (U.S.) or 720-378-5976 (International). To receive another copy of the voting instruction form you received from your broker or other nominee, you must call that broker or nominee.

Q: **What is required in order to have a quorum for the Annual Meeting?**

A: A quorum must be present for business to be conducted at the Annual Meeting. The following table describes the quorum requirements for each proposal.

Proposal	Quorum Requirement
Proposals 1, 2, 3, and 4	Majority of the votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common as a group

Shares represented by proxy at the Annual Meeting or held by record holders who participate in the meeting remotely will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you are a record holder and you return a valid proxy card, appoint the Proxies by telephone or Internet, or participate in the meeting remotely, your shares will be counted as present for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters voted on. Broker "non-votes" also will be counted as present in determining whether there is a quorum. Broker non-votes will occur if your shares are held by a broker and are voted by the broker on one or more "routine" matters at the meeting on which the broker has discretionary voting authority, but are not voted by the broker on a "non-routine" matter because the broker does not have discretionary voting authority with respect to that particular matter and you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

Q: **Could the Annual Meeting be adjourned?**

A: If a quorum is not present at the Annual Meeting, or for other reasons, the meeting may be adjourned to a different date, time, or place. If an announcement is made during the meeting of the date, time, and place for the adjourned meeting, no further notice of the adjourned meeting will be given unless the adjournment is for more than 30 days or the Record Date is changed.

In the unlikely event that, for any reason, we are not able to convene the Annual Meeting, or if, after being convened, the meeting is interrupted and cannot be continued, including due to loss of internet connectivity or communications capabilities, power failure, or other technical difficulties, the meeting will be adjourned. If a verbal or written announcement of a later date and time for reconvening the meeting is made during the meeting or on the meeting website during the scheduled time for the meeting, the meeting will be reconvened on that date and at that time in a virtual meeting format at the same web address listed above *(www.virtualshareholdermeeting.com/FCNCA2026)*. If such a notice is given, no further notice of the date and time of the reconvened meeting will be required unless the adjournment is for more than 30 days or the Record Date is changed.

The instructions described above for accessing, participating in, and voting at the original meeting will apply to any reconvened meeting.

Q: **What vote is required to elect directors and on Proposals 2, 3, and 4?**

A:

Proposals for your vote	Voting Options	Votes Required	Effect of Abstentions	Effect of broker non-votes
Proposal 1: Election of Directors	• Vote for all nominees by voting "FOR ALL" • Withhold your vote for all nominees by voting "WITHHOLD ALL" • Vote for all of the nominees except for certain nominees by voting "FOR ALL EXCEPT" and then indicating the nominee(s) for whom you want your vote withheld • You may not vote cumulatively for directors	Plurality of votes cast in the election by holders of Class A Common and Class B Common represented at the meeting and voting together as one class	Will have no effect	Will have no effect

Proposals for your vote	Voting Options	Votes Required	Effect of Abstentions	Effect of broker non-votes
Proposal 2: Advisory Vote on Executive Compensation	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 2	Will have no effect
Proposal 3: Ratification of Appointment of Independent Accountants	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 3	Will have no effect
Proposal 4: Stockholder proposal requesting a report on faith-based employee resource groups	Vote For, Against, or Abstain	Majority of votes entitled to be cast with respect to shares of Class A Common and Class B Common represented at the meeting and voting together as one class	Will count as a vote against Proposal 4	Will have no effect

Q: **How can I find out the results of the voting at the Annual Meeting?**

A: We will announce the preliminary results of the voting during the Annual Meeting, and we will file a Current Report on Form 8-K with the SEC after the conclusion of the Annual Meeting to announce the final voting results. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of that report.

RECOMMENDATIONS OF NOMINEES

As described above under the caption "COMMITTEES OF OUR BOARDS — Compensation, Nominations and Governance Committee," in identifying potential Board nominees the CNG Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors, or stockholders. Stockholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

> Compensation, Nominations and Governance Committee
> First Citizens BancShares, Inc.
> Attention: Corporate Secretary
> Post Office Box 27131 (Mail Code FCC22)
> Raleigh, North Carolina 27611-7131

Each recommendation should be accompanied by:

- the full name, address, and telephone number of the person making the recommendation, an affirmation that the person making the recommendation is a stockholder of record (or, if the person is a beneficial owner of shares of our stock but not a record holder, a statement from the record holder of the shares verifying the number of shares beneficially owned by the person making the recommendation), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next annual meeting of stockholders;

- the full name, address, and telephone number of the candidate being recommended, and information regarding the candidate's beneficial ownership of shares of our voting securities and any business or personal relationship between the candidate and the person making the recommendation;

- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;

- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience, or areas of expertise;

- a description of any potential contributions to the Board that the candidate might make that are unusual or unique;

- a description of the candidate's current positions and experience as a community leader;

- a description of the candidate's current positions or experience during the previous 10 years as the director of any public corporation;

- information regarding any business or personal relationships between the candidate and any of our or our subsidiaries' customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company, or any of our affiliated companies, and any transactions between the candidate and our company or any of our affiliated companies;

- any information in addition to the above regarding the candidate that would be required to be included in our proxy statement pursuant to the SEC's Regulation 14A (including without limitation information regarding legal proceedings in which the candidate has been involved within the past 10 years); and

- an explanation of the value or benefit that the person making the recommendation believes the candidate would provide us as a director.

Candidates recommended by stockholders as nominees must qualify to serve as directors of our company and FCB under applicable state and federal banking laws and regulations, including without limitation the requirements of Section 19 of the Federal Deposit Insurance Act, and must comply with any ownership requirements with respect to ownership by directors of shares of our voting securities. Currently, our directors are encouraged to own an amount of our stock that is significant in light of their financial means. Recommendations by stockholders of candidates for consideration by the Committee in its selection of nominees for our 2027 Annual Meeting must be received by the Committee no later than November 23, 2026. Recommendations submitted by stockholders other than in accordance with these procedures will not be considered by the Committee. The Committee will evaluate candidates recommended by stockholders in a manner similar to its evaluation of other candidates.

PROPOSALS FOR 2027 ANNUAL MEETING

Any proposal of a stockholder, other than a nomination for election as a director, that is intended to be presented for action at our 2027 Annual Meeting and included in the proxy statement and proxy card that we will distribute in connection with that meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 23, 2026, to be considered timely received for inclusion in those proxy materials. In order to be included in our proxy materials for a particular meeting, the proposal and the stockholder submitting it must satisfy and comply with certain eligibility and procedural requirements contained in rules of the SEC.

Under our Bylaws, written notice of a stockholder proposal (other than a nomination) intended to be presented from the floor at our 2027 Annual Meeting but which is not intended to be included in our proxy statement and proxy card, or of a stockholder's intent to nominate a person from the floor for election as a director at our 2027 Annual Meeting, must be received by our Corporate Secretary at our address listed below no earlier than December 23, 2026, and no later than February 6, 2027, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a stockholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by stockholders at our 2027 Annual Meeting. However, if, effective after the February 6, 2027 deadline for notice of a proposed nomination, our Board increases the number of our directors to be elected at our 2027 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of the Annual Meeting, then a stockholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which such a public announcement actually is made. To be effective, notices of stockholder proposals or nominations are required to strictly comply with the requirements of Article II, Section 11 of our Bylaws, which specify the procedures, information, and statements that must be included in any stockholder director nomination. Stockholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings. A copy of our most recent Bylaws has been filed with the SEC as an exhibit to our 2025 Annual Report and they also are available on our website at *ir.firstcitizens.com/corporate-governance/governance-documents*.

If required by the SEC's Rule 14a-19, any person who intends to conduct a solicitation of proxies in support of a nominee for election as a director at our 2027 Annual Meeting, other than a nominee proposed by our Board, must provide written notice to us, at our address listed below, in accordance with and containing the information required by the above rule. Except as otherwise provided in the rule, any such notice must be postmarked or transmitted electronically no later than March 5, 2027.

The notices described above should be mailed to:

> First Citizens BancShares, Inc.
> Attention: Corporate Secretary
> Post Office Box 27131 (Mail Code FCC22)
> Raleigh, North Carolina 27611-7131

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Exchange Act, and we file periodic reports and other information, including proxy statements, annual reports, quarterly reports, and current reports, with the SEC. FCB's Internet website *(ir.firstcitizens.com/financial-information/sec-filings)* contains a link to the SEC's website *(www.sec.gov)* where you may review and print copies of information that we file electronically.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC, accompanies this proxy statement, and a copy is posted with this proxy statement at *www.proxyvote.com*. An additional copy will be provided without charge to any stockholder upon written request directed to our Corporate Secretary, Matthew G.T. Martin, at the address listed above for notices.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-16715

First Citizens BancShares, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**56-1528994**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
4300 Six Forks Road Raleigh North Carolina	**27609**
(Address of principal executive offices)	**(Zip code)**

(919) 716-7000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, Par Value $1	FCNCA	Nasdaq Global Select Market
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A	FCNCP	Nasdaq Global Select Market
5.625% Non-Cumulative Perpetual Preferred Stock, Series C	FCNCO	Nasdaq Global Select Market
Depository Shares, Each Representing 1/40th Interest in a Share of 6.625% Non-Cumulative Perpetual Preferred Stock, Series E	FCNCN	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Class B Common Stock, Par Value $1

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and 'emerging growth company' in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $17,263,599,044.

On February 13, 2026, there were 10,931,991 outstanding shares of the Registrant's Class A Common Stock and 1,005,185 outstanding shares of the Registrant's Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

CONTENTS

*Information required by Item 10 is incorporated herein by reference to the information that appears under the headings or captions 'Proposal 1: Election of Directors,' 'Beneficial Ownership of our Equity Securities—Delinquent Section 16(a) Reports,' 'Corporate Governance—Service on Other Public Company Boards,' '—Code of Ethics' and '—Insider Trading Policy;' 'Committees of our Boards—Audit Committee;' and 'Executive Officers' from the Registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") to be filed with the SEC within 120 days of the end of the Registrant's fiscal year covered by this Annual Report on Form 10-K.

** Information required by Item 11 is incorporated herein by reference to the information that appears under the headings or captions 'Committees of our Boards—Compensation Committee Report;' and '—Effect of Risk Management on Compensation;' 'Compensation Discussion and Analysis;' 'Executive Compensation;' and 'Director Compensation' of the 2026 Proxy Statement.

*** Information required by Item 12 is incorporated herein by reference to the information that appears under the captions 'Beneficial Ownership of Our Equity Securities—Directors and Executive Officers,' '—Pledging Policy—Existing Pledge Arrangements,' and '—Principal Stockholders' of the 2026 Proxy Statement. As of December 31, 2025, the Registrant did not have any compensation plans under which equity securities of the Registrant are authorized for issuance to employees or directors to report in the Equity Compensation Plan Information table pursuant to Item 201(d) of Regulation S-K.

**** Information required by Item 13 is incorporated herein by reference to the information that appears under the headings or captions 'Corporate Governance—Director Independence' and 'Transactions with Related Persons' of the 2026 Proxy Statement.

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

The following is a list of select abbreviations and acronyms used throughout this document. You may find it helpful to refer back to this table.

Acronym	Definition	Acronym	Definition
AHFS	Assets Held for Sale	IDI	Insured Depository Institutions
AI	Artificial Intelligence	ISDA	International Swaps and Derivatives Association
ALLL	Allowance for Loan and Lease Losses	LGD	Loss Given Default
AOCI	Accumulated Other Comprehensive Income	LOCOM	Lower of Cost or Fair Value
APIC	Additional Paid-in Capital	LP	Limited Partner
ASC	Accounting Standards Codification	MD&A	Management's Discussion and Analysis
ASU	Accounting Standards Update	MSRs	Mortgage Servicing Rights
BHC	Bank Holding Company	NAV	Net Asset Value
bp or bps	Basis point(s); 1 bp = 0.01%	NDFI	Non-Depository Financial Institution
CET1	Common Equity Tier 1 Risk-based Capital	NII	Net Interest Income
CFPB	Consumer Financial Protection Bureau	NII Sensitivity	Net Interest Income Sensitivity
CIT	CIT Group Inc.	NIM	Net Interest Margin
CODM	Chief Operating Decision Maker	NPR	Notice of Proposed Rulemaking
CRA	Community Reinvestment Act	OCC	Office of the Comptroller of the Currency
CRE	Commercial Real Estate	OBBBA	One Big Beautiful Bill Act
DIF	Deposit Insurance Fund	OREO	Other Real Estate Owned
DPA	Deferred Purchase Agreement	PAA	Purchase Accounting Accretion or Amortization
DTAs	Deferred Tax Assets	PAM	Proportional Amortization Method
ETR	Effective Income Tax Rate	PCA	Prompt Corrective Action
EVE Sensitivity	Economic Value of Equity Sensitivity	PCD	Purchased Credit Deteriorated
FASB	Financial Accounting Standards Board	PD	Probability of Obligor Default
FCB	First-Citizens Bank & Trust Company	ROU	Right of Use
FDIC	Federal Deposit Insurance Corporation	RWA	Risk-weighted Assets
Federal Reserve	Board of Governors of the Federal Reserve System	SBA	Small Business Administration
FHLB	Federal Home Loan Bank	SEC	Securities and Exchange Commission
FOMC	Federal Open Market Committee	SOFR	Secured Overnight Financing Rate
FRB	Federal Reserve Bank	SRP	Share Repurchase Program
GAAP	United States Generally Accepted Accounting Principles	SVB	Silicon Valley Bank
GDP	Gross Domestic Product	SVBB	Silicon Valley Bridge Bank, N.A.
HLBVM	Hypothetical Liquidation at Book Value Method	TMT	Technology Media and Telecommunications
HPI	Home Price Index	UPB	Unpaid Principal Balance
HQLS	High-Quality Liquid Securities	VIE	Variable Interest Entities

PART I—FINANCIAL INFORMATION

Item 1. Business

General

First Citizens BancShares, Inc. (the "Parent Company" and when including all of its subsidiaries on a consolidated basis, "BancShares," "we," "us," or "our") was incorporated under the laws of Delaware on August 7, 1986, to become the holding company of First-Citizens Bank & Trust Company ("FCB"), its banking subsidiary. FCB opened in 1898 as the Bank of Smithfield in Smithfield, North Carolina, and later changed its name to First-Citizens Bank & Trust Company.

BancShares has expanded through *de novo* branching and acquisitions and as of December 31, 2025, operates an extensive network of branches and offices, predominantly located in the Southeast, Mid-Atlantic, Midwest, and Western United States, providing a broad range of financial services to individuals, businesses and professionals. At December 31, 2025, BancShares had total consolidated assets of $229.70 billion.

Throughout its history, the operations of BancShares have been significantly influenced by descendants of Robert P. Holding, who came to control FCB during the 1920s. Robert P. Holding's children and grandchildren have served as members of the Board of Directors of BancShares (the "Board") and of the Board of Directors of FCB (collectively with the Board of BancShares, the "Boards"), as chief executive officers and in other executive management positions and, since BancShares' formation in 1986, have remained stockholders owning a large percentage of its common stock.

The Chairman of the Boards and Chief Executive Officer, Frank B. Holding, Jr., is the grandson of Robert P. Holding. Hope Holding Bryant, Vice Chairwoman of the Boards, is Robert P. Holding's granddaughter. Peter M. Bristow, President and member of the Boards, is the brother-in-law of Frank B. Holding, Jr. and Hope Holding Bryant.

BancShares provides financial services for a wide range of consumer and commercial clients. BancShares offers deposit products, loans, and wealth management and private banking services to consumer clients. BancShares provides lending, leasing, capital markets and other financial and advisory services, to small and middle-market companies across a variety of industries. Additionally, BancShares provides a full suite of financial products and services to private equity firms, venture capital firms, and commercial clients in innovation markets, such as technology, life sciences and healthcare industries. BancShares also provides deposit, cash management and lending to homeowner associations and property management companies and owns a fleet of railcars and locomotives that are leased to railroads and shippers.

BancShares delivers banking products and services to its customers through an extensive branch network and additionally operates a nationwide digital banking platform that delivers deposit products to consumers (the "Direct Bank"). Services offered at most branches include accepting deposits, cashing checks and providing for consumer and commercial cash needs. Consumer and business customers may also conduct banking transactions through various digital channels.

In addition to our banking operations, we provide various investment products and services through FCB's wholly owned subsidiaries, including First Citizens Investor Services, Inc. ("FCIS"), First Citizens Asset Management, Inc. ("FCAM"), First Citizens Delaware Trust Company, and a non-bank subsidiary, First Citizens Capital Securities, LLC ("FCCS"). As a registered broker-dealer, FCIS provides a full range of investment products, including annuities, brokerage services and third-party mutual funds. As registered investment advisers, FCIS and FCAM provide investment management services and advice. FCCS is a broker-dealer that also provides underwriting and private placement services. We also have other wholly owned subsidiaries, including SVB Wealth LLC, SVB Asset Management, and First Citizens Institutional Asset Management, LLC, which are active investment advisers.

Information regarding our business activities and operations is found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Combinations

In addition to organically growing our business, BancShares has historically pursued growth through strategic mergers and acquisitions to enhance organizational value, strengthen its presence in existing markets, as well as expand its footprint in new markets.

On October 16, 2025, FCB announced that it had entered into an agreement to consummate the acquisition of 138 branches from BMO Bank N.A. located throughout the Midwest, Great Plains and West regions of the U.S. (the "BMO Branch Acquisition"). In connection with the BMO Branch Acquisition, FCB expects to assume approximately $5.7 billion in deposit liabilities and acquire approximately $1.1 billion in loans. We expect the transaction to close in the second half of 2026, subject to customary closing terms and conditions and regulatory approvals.

On March 27, 2023, FCB acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. ("SVBB") from the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the terms of a purchase and assumption agreement by and among FCB, the FDIC, and the FDIC, as receiver of SVBB (the "SVBB Acquisition"). SVBB was established following the closure of the former Silicon Valley Bank. BancShares maintains the Silicon Valley Bank brand as Silicon Valley Bank, a division of FCB.

For further discussion, refer to Note 2—Business Combinations of Item 8. Financial Statements and Supplementary Data.

Segments

As of December 31, 2025, our reportable segments included the General Bank, the Commercial Bank, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. We made the following changes to our segment reporting during 2025 (the "Segment Reporting Updates"):

- All components previously reported in the Silicon Valley Bank ("SVB") Commercial segment and certain components of the General Bank segment were consolidated into the Commercial Bank segment.
- We made minor updates to our segment expense allocations.

Segment disclosures for the years ended December 31, 2024 and 2023 included in this Form 10-K were recast to conform with the Segment Reporting Updates summarized above.

SEGMENT	MARKETS AND SERVICES
General Bank	• Delivers services to individuals and businesses through an extensive branch network and various digital channels offering a full suite of deposit products, loans (primarily business/commercial loans and residential mortgages), wealth management and private banking, and various fee-based services. • Offers a range of private banking and wealth management solutions to consumers, including private equity and venture capital professionals and executive leaders of the innovation companies they support. • Provides a variety of wealth management products and services to individuals and institutional clients, including brokerage, investment advisory, and trust services. • Provides deposit, cash management and lending solutions to homeowner associations and property management companies.
Commercial Bank	• Provides lending, leasing, capital markets and other financial and advisory services, primarily to small and middle-market companies across a variety of industries. • Offers a full suite of commercial deposit, liquidity management, and international products to commercial clients. • Provides a full suite of financial products and services to private equity firms, venture capital firms, and commercial clients in innovation markets, such as technology, life sciences and healthcare industries. • Provides asset-based lending, factoring, receivables management and secured financing services.
Rail	• Provides equipment leasing and secured financing to railroads and shippers.
Corporate [1]	• Earning assets primarily include investment securities and interest-earning deposits at banks. • Corporate includes Direct Bank, a nationwide digital bank. • Corporate includes interest income on investment securities and interest-earning deposits at banks; interest expense for borrowings, Direct Bank deposits, and brokered deposits; as well as funds transfer pricing allocations. Noninterest income includes gains or losses on sales of investment securities; fair value adjustments on marketable equity securities; and income from bank-owned life insurance. Personnel costs in Corporate includes the personnel costs not allocated to the segments. Corporate includes acquisition-related expenses and certain items related to accounting for business combinations, such as gains on acquisitions, day 2 provisions for credit losses, discount accretion income for certain acquired loans, and the offsetting impacts of noninterest expense allocated to the segments.

[1] All other financial information not included in the segments is reported in "Corporate."

Reportable segments are discussed further in the "Results by Segments" section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 21—Segment Information of Item 8. Financial Statements and Supplementary Data.

Competition

The financial services industry is highly competitive and continues to evolve as a result of changes in regulation, technology, product delivery systems, the accelerating pace of consolidation among financial service providers, and the general market and economic climate. BancShares competes with national, regional and local financial services providers. In recent years, the ability of non-bank financial entities to provide services previously limited to commercial banks has intensified competition. Non-bank financial service providers are not subject to the same significant regulatory restrictions as traditional commercial banks and, as such, can often operate with greater flexibility and lower cost structures. More than ever, customers have the ability to select from a variety of traditional and nontraditional alternatives. Competition is based on a number of factors including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits and customer convenience. Our non-bank services compete with other insurance companies, investment firms and brokerage firms.

FCB's largest notable concentration of deposits by market share as of June 30, 2025 were in North Carolina (including our nationwide Direct Bank deposits) and South Carolina at 11.8% and 9.5%, respectively, which makes FCB the third largest bank in North Carolina and the fourth largest bank in South Carolina based on deposit market share according to the FDIC Deposit Market Share Report. The two banks larger than FCB based on deposits in North Carolina were Bank of America and Truist Bank which collectively held 63.1% of North Carolina deposits. The three banks larger than FCB based on deposits in South Carolina were Bank of America, Wells Fargo and Truist Bank which collectively held 39.1% of South Carolina deposits.

Geographic Locations

As of December 31, 2025, FCB had more than 500 total domestic branches and offices, which included 209 in North Carolina, 119 in South Carolina, and 72 in California.

As of December 31, 2025, BancShares operated branches in Arizona, California, Colorado, Florida, Georgia, Hawaii, Kansas, Maryland, Massachusetts, Missouri, Nebraska, Nevada, New Mexico, North Carolina, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington, West Virginia, and Wisconsin.

Refer to the "Risk Management—Concentration Risk—Concentration" section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information on our commercial and consumer loan concentrations by state.

Human Capital

As of December 31, 2025, BancShares employed approximately 17,876 full-time staff and approximately 265 part-time staff for a total of 18,141 employees.

Our ability to attract, retain, and develop associates is critical to our success. We strive to ensure we have the right talent in the right jobs and with the right skills to fulfill our strategic objectives. Our vision is realized by cultivating a foundation that includes both a strong business strategy and a unified culture. A relationship-based, client-centered, and long-term focused approach supports our strategic objectives and reinforces a culture that prioritizes shared values and behaviors. These unwavering commitments position us to support our clients, colleagues, and communities in pursuing their greatest ambitions. Our client-centric approach has always been the bedrock of who we are, building deep and lasting relationships that prioritize the client experience. Our long-term focus allows us to make strategic decisions and investments designed to build long-term value and stability for all stakeholders, while skillfully managing risk along the way.

Our human resources team works to identify and deploy the critical talent needed to support our strategic objectives and our unified culture. We attract and retain talent by offering learning and development opportunities, internal career mobility, a comprehensive total rewards package, and a welcoming values-based culture.

In addition, our human resources team monitors and evaluates various metrics, specifically around attraction, retention, and development of talent. Our annual voluntary turnover remained below the financial services industry benchmark through December 2025. We believe this reflects our strong corporate culture, competitive compensation and benefits structure, and commitment to career development.

Inclusion

We value diversity in people, in the markets we serve, and in the products and services we offer. We seek individuals with varied backgrounds because we understand that our differences contribute to a diversity of thought that enhances associate and customer relationships and propels innovation in our products and services. As a relationship-based culture, we believe it is important that associates feel respected, included and valued and that we provide access to resources and opportunities that support long-term success for the business and our associates.

At BancShares, we also prioritize creating connections, helping our clients achieve their goals, fostering a culture of belonging, and promoting educational and engagement opportunities to deepen relationships across the company. To further these efforts, we support a variety of programs that help create an inclusive workplace culture, attract and retain the best available talent, enrich both associate and customer experiences, and achieve key business objectives.

Associate Well-Being

At BancShares, a strong focus on our associates' well-being is part of our culture and integral to our total rewards philosophy. Recognizing that well-being is an individual journey, our benefits program has been thoughtfully designed to provide associates with options in five well-being dimensions – physical, financial, emotional, social, and community. Supporting the health and well-being of our associates, BancShares offers benefits that include, but are not limited to:

- medical plan options that include telehealth, dental and vision plan options, and wellness programs;
- a 401(k) plan, flexible spending accounts, life and accidental death and dismemberment insurance, short-term and long-term disability coverage, numerous voluntary coverages, and discount programs;
- paid time off and other time away such as holidays, parental leave, and volunteer leave; and
- a comprehensive mental health and well-being offering.

Regulatory Considerations

BancShares is a bank holding company ("BHC") that is subject to laws and regulations that govern its operations and impact the products and services it may offer, the risks that it may take, the corporate and financial actions it may take, and the information it must publicly disclose. In connection with those laws and regulations, BancShares is subject to regulation, supervision and periodic examination by supervisory authorities, including the FDIC, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Reserve Bank (the "FRB"), and the Consumer Financial Protection Bureau (the "CFPB"). FCB, as a North Carolina state-charted bank that is not a member of the Federal Reserve, is also subject to the laws and regulations of North Carolina and supervision by the North Carolina Office of the Commissioner of Banks, as well as other state laws and state regulators in the states in which FCB operates. BancShares, as a publicly traded company, is also subject to disclosure and reporting requirements under Securities and Exchange Commission ("SEC") rules and Nasdaq Stock Market ("Nasdaq") continued listing standards, as well as rules pertaining to governance and corporate actions. Certain of BancShares' subsidiaries are also subject to additional supervision and regulation, as discussed below, and FCB and certain of our other subsidiaries are subject to laws and regulations that govern their trust and other fiduciary activities.

Banking laws, regulations, and policies are continually under review by the U.S. Congress, state legislatures, and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters, and similar written guidance applicable to BancShares.

Regulations applicable to banking organizations generally serve to protect depositors and other customers, the Deposit Insurance Fund (the "DIF"), the broader economy, and the stability of the U.S. financial system. Certain other laws and regulations, including those administered by the CFPB, are focused on consumer financial protection. In addition, disclosure and reporting requirements under SEC rules and regulations primarily aim to protect investors and securities markets. BancShares expects that its business will remain subject to extensive regulation and supervision.

Examinations by banking regulators consider compliance with applicable laws and regulations and evaluate against certain enhanced prudential standards, as discussed below. Following examinations, banking organizations may receive supervisory findings or ultimately be assigned supervisory ratings. Examination reports and supervisory ratings, as well as mandatory or discretionary actions by regulators under the applicable supervisory framework, could significantly impact a banking organization's operations or result in substantial monetary penalties. In the fall of 2025, the FDIC issued proposed rules, and the Federal Reserve announced new supervisory operating principals, each of which are intended to focus bank examiners on issues that may present material financial risks that threaten the safety and soundness of banking organizations and on taking timely, proportionate action to address those risks. The Federal Reserve's new supervisory operating principles are also intended to reduce duplication between examinations by other federal and state banking regulators and streamline the remediation of supervisory issues.

The following discussion is a high-level summary of the material laws and regulations that apply to BancShares, but the summary is not intended to be exhaustive or describe all of the laws, regulations and policies that apply to BancShares.

Enhanced Prudential Standards

BancShares is subject to certain enhanced prudential standards as a BHC with over $100 billion in consolidated assets under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the "Dodd-Frank Act"), in addition to the prudential standards required under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the implementing regulations promulgated thereunder. Under the Dodd-Frank Act, certain enhanced prudential standards are mandatory for banking organizations with $250 billion or more in total consolidated assets, as well as nonbank financial companies that are designated as systemically important financial institutions by the Financial Stability Oversight Council and subject to regulation and supervision by the Federal Reserve. Pursuant to authorization under the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018, the Federal Reserve, along with the FDIC and the Office of the Comptroller of the Currency (the "OCC"), adopted tailoring rules (the "Tailoring Rules") for the applicability of enhanced prudential standards to banking organizations with $100 billion or more in total consolidated assets, which apply to holding companies of FDIC-insured depository institutions ("IDIs") and their subsidiary depository institutions. The Parent Company and FCB are currently subject to certain enhanced prudential standards as further described below.

Tailoring Rules. Under the Tailoring Rules, the Federal Reserve groups banking organizations into four categories based on total consolidated assets, off-balance sheet exposure, nonbank assets, weighted short-term wholesale funding, and cross-jurisdictional activities. Category I banking organizations, which are the U.S. Globally Systemically Important Banks ("GSIBs"), are subject to the most stringent enhanced prudential requirements, and Category IV banking organizations (i.e., those that have between $100 billion and $250 billion in total consolidated assets, and less than $75 billion in nonbank assets, off-balance sheet exposure, cross-jurisdictional activities, and weighted short-term wholesale funding) are subject to the least stringent enhanced prudential requirements. Category II banking organizations have $700 billion or more in total consolidated assets, or $100 billion or more in total consolidated assets and $75 billion or more in cross-jurisdictional activities, and are not GSIBs. Category III banking organizations have $250 billion or more in total consolidated assets, or $100 billion or more in total consolidated assets and $75 billion or more in weighted short-term wholesale funding, nonbank assets, or off-balance sheet exposure, and do not meet the criteria for Category I or II banking organizations. BancShares is subject to the enhanced prudential standards under the Tailoring Rules as a Category IV banking organization. The enhanced prudential standards that apply to BancShares include, but are not limited to, enhanced enterprise risk management and liquidity management requirements, supervisory stress testing and capital plan submission requirements, and enhanced governance standards. As BancShares continues to grow, it may cross additional risk-based asset thresholds, subjecting it to additional regulatory requirements and enhanced scrutiny.

Basel III. The federal banking agencies have established a framework for enhanced capital and liquidity requirements for banking organizations with $100 billion or more in total assets that implements portions of the Basel III accords, developed by the Basel Committee on Banking Supervision (as implemented in the U.S., "Basel III"). Under Basel III, banking organizations with $100 billion or more in total consolidated assets that are Category III or IV banking organizations may follow a standardized approach to calculating risk-weighted assets ("RWA") and risk-based capital requirements, while Category I and II banking organizations are required to use an internal ratings-based approach to calculate RWA and risk-based capital consistent with an advanced approaches framework ("Advanced Approaches"). Category I, II and III banking organizations are also required under Advanced Approaches to comply with enhanced risk-based capital requirements on a tailored basis (e.g., a countercyclical capital buffer if activated and a supplementary leverage ratio requirement). In addition, Category I and II banking organizations, consistent with Advanced Approaches, must include accumulated other comprehensive income ("AOCI") in capital for purposes of calculating regulatory capital requirements, but Category III and IV banking organizations are able to opt-out of this requirement. BancShares, as a Category IV banking organization, follows the standardized approach to calculating RWA and has elected to opt-out of including AOCI in capital for purposes of calculating regulatory capital requirements.

Capital Planning and Stress Testing. As a Category IV banking organization, BancShares is required to submit an annual capital plan to the Federal Reserve and is subject to biennial supervisory stress testing by the Federal Reserve under its Comprehensive Capital Analysis and Review ("CCAR") process. BancShares submitted a capital plan in 2024 and 2025 in accordance with regulatory requirements and will participate in the CCAR process as a Category IV banking organization for the first time during 2026. BancShares must resubmit its capital plan if there is a material change in its risk profile, financial condition or corporate structure since its most recent capital plan submission, or if the Federal Reserve otherwise notifies it that a resubmission is required. The mandatory elements of a capital plan include (i) an assessment of the expected uses and sources of capital over the planning horizon, (ii) a description of the banking organization's process for assessing capital adequacy, (iii) the banking organization's capital policy, and (iv) a discussion of any expected changes to the banking organization's business plan that are likely to have a material impact on capital adequacy. The Federal Reserve calculates a banking organization's stress capital buffer ("SCB") requirement as part of the CCAR process, which replaces the capital conservation buffer ("CCB") under Basel III, as further discussed below. In April 2025, the Federal Reserve issued a proposal to, among other things, delay the annual effective date of a new SCB requirement from October 1 to January 1 of the following year, giving banks additional time to adjust to their new capital requirements. In October 2025, the Federal Reserve issued another proposal to make other changes to the supervisory stress tests under CCAR to enhance the transparency and public accountability of the stress testing framework. Significant deficiencies in a banking organization's capital planning and stress testing processes may result in supervisory directives that require the banking organization to address the identified deficiencies and potentially limit the organization's capital distributions. As a banking organization with less than $250 billion in total consolidated assets, BancShares is not subject to the company-run stress testing requirements under the Dodd-Frank Act.

Capital Requirements. BancShares and FCB are subject to regulatory capital requirements under Basel III for the Tier 1 leverage ratio and ratios of qualifying capital to RWA (the "Risk-Based Capital Ratios" and, together with the Tier 1 leverage ratio, the "Regulatory Capital Ratios"). The total risk-based capital, Tier 1 risk-based capital, and common equity Tier 1 risk-based capital ("CET1") ratios are the Risk-Based Capital Ratios. CET1 capital is generally common stock, additional paid in capital, and retained earnings less applicable capital deductions.

BancShares is also subject to the SCB requirements for the Risk-Based Capital Ratios, as calculated by the Federal Reserve in connection with its supervisory stress tests under the CCAR process. Specifically, the SCB is calculated by the Federal Reserve for each banking organization that participates in the CCAR process as the greater of (i) the difference between the organization's starting and minimum projected Risk-Based Capital Ratios under the severely adverse scenario in the supervisory stress test, plus the sum of the dollar amount of the firm's planned common stock dividends for each of the fourth through seventh quarters of the planning horizon as a percentage of RWA, or (ii) 2.50%, which is equal to the minimum CCB under Basel III. BancShares will participate in the 2026 supervisory stress test which will determine the SCB applicable to BancShares. Additionally, federal banking agencies have developed prompt corrective action ("PCA") thresholds (described below) for Regulatory Capital Ratios to determine whether an institution is well capitalized. Failure of a banking organization to meet regulatory capital guidelines may subject it to a variety of enforcement remedies, including constraints on capital distributions and discretionary executive compensation, restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

As of December 31, 2025, the Regulatory Capital Ratios of BancShares and FCB exceeded the applicable Basel III requirements and the PCA well capitalized thresholds as further addressed under "Capital" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The following table includes the Basel III requirements and PCA well capitalized thresholds for the Regulatory Capital Ratios.

	Basel III Minimum	Basel III Buffer	Basel III Total Requirement	PCA Well Capitalized Threshold
Regulatory Capital Ratios				
Total risk-based capital	8.00 %	2.50 %	10.50 %	10.00 %
Tier 1 risk-based capital	6.00	2.50	8.50	8.00
Common equity Tier 1	4.50	2.50	7.00	6.50
Tier 1 leverage	4.00	—	4.00	5.00

Resolution Planning. Consistent with its status as a Category IV banking organization, BancShares is not required to submit a resolution plan under the Dodd-Frank Act (a "Living Will"). A Living Will must describe the banking organization's strategy for the rapid and orderly resolution of the parent company and nonbank entities within the banking organization under the U.S. Bankruptcy Code in a manner that substantially mitigates the risk that the failure would have serious adverse effects on financial stability in the United States.

FCB is required to submit a full resolution plan ("Resolution Plan") to the FDIC under the Covered Insured Depository Institution rule ("CIDI Rule"). The CIDI Rule generally applies to IDIs with consolidated assets of $50 billion or more. Resolution Plans submitted under the CIDI Rule generally require a more detailed discussion of the strategy for resolving the IDI than Living Wills (i.e., resolution plans required under the Dodd-Frank Act). The CIDI Rule requires that the Resolution Plans enable the FDIC as receiver to resolve the IDI in the event of its insolvency in a manner that ensures that depositors receive access to their insured deposits in a timely manner, maximizes the net present value return from the sale or disposition of a failed bank's assets, and minimizes the amount of any loss realized by the creditors in the resolution. On April 18, 2025, the FDIC announced modifications to Resolution Plan requirements under the CIDI Rule to exempt IDIs subject to full resolution submission requirements from certain content requirements, such as the requirements to utilize a bridge bank strategy and a hypothetical failure scenario in the plan. FCB is required to, among other things, submit a full Resolution Plan every three years and provide interim targeted information between full submissions.

Risk Management. As a Category IV banking organization, BancShares is required to maintain an enterprise-wide risk management system, governance program, and compliance system commensurate with its size, risks, activities, and complexity. This includes prescribed standards for the implementation of risk governance frameworks addressing credit risk, market risk, capital risk, liquidity risk, operational risk, compliance risk, and strategic risk. The federal banking agencies have adopted guidelines establishing general standards related but not limited to, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Some additional topics include cybersecurity, climate financial-risk management, and compensation, as discussed further below. In general, the guidelines are principle-based and set forth regulatory expectations for, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Category III Requirements. BancShares would become a Category III banking organization under the Tailoring Rules, and would be subject to more stringent enhanced prudential standards, if it had consolidated assets of $250 billion or more, or $100 billion or more in total consolidated assets and $75 billion or more in weighted short-term wholesale funding, nonbank assets, or off-balance sheet exposure, based on a four-quarter trailing average. Enhanced prudential standards and risk-based capital requirements for Category III banking organizations include, but are not limited to, the Living Wills requirement, annual (rather than biennial) supervisory capital stress testing, biennial company-run stress testing (if consolidated assets were $250 billion or more), Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR") requirements, and, under Advanced Approaches, enhanced risk-based capital requirements (e.g., a countercyclical capital buffer if activated and a supplementary leverage ratio requirement, among others). The Category III requirements apply at the holding company level as well to the subsidiary depository institution, to the extent applicable. The LCR requirement is designed to ensure that banking organizations have sufficient high-quality liquid assets to survive a significant liquidity stress event lasting for 30 calendar days. The NSFR requirement is designed to ensure that a banking organization maintains minimum amounts of stable funding to support its assets, commitments, and derivatives exposures over a one-year time horizon. As a Category III banking organization, BancShares would be subject to a full LCR requirement and full NSFR requirement, unless it has less than $75 billion in average weighted short-term wholesale funding, in which case it would subject to a reduced LCR requirement and NSFR requirement at 85% of the full requirements. As a Category IV banking organization, BancShares would be subject to modified LCR and NSFR requirements if it has $50 billion or more, but less than $75 billion, in average weighted short-term wholesale funding.

Proposed Rule for Basel III Endgame. In 2023, the federal banking agencies proposed interagency rules to implement the final components of the Basel III accords (the "Basel III Endgame"), which included additional capital requirements addressing credit risk, operational risk, and market risk, as well as proposed interagency rules for new long term debt and clean holding company requirements for banking organizations with over $100 billion in total consolidated assets. The proposed rules were never finalized, and the federal banking agencies have publicly stated their intention to introduce a revised proposal for the implementation of the Basel III Endgame, with the proposal expected in 2026, and implementation of final rules expected beginning in 2027. We will continue to monitor further developments regarding such revised proposal.

Limitations on Dividends and Other Payments

The Parent Company and FCB are subject to limitations on dividends and other payments. A principal source of the Parent Company's liquidity is dividends from FCB. Failure to meet any enhanced prudential standards discussed above, or other mandatory or discretionary action by regulators, could impact the Parent Company's or FCB's ability to declare dividends or make other payments or capital distributions, including equity repurchases. Federal and state banking agencies also have the authority to prohibit BancShares from engaging in an unsafe or unsound practice in conducting its business, which may limit or preclude capital distributions, depending on financial condition. In addition, the Parent Company's ability to make capital distributions, including paying dividends and repurchasing shares, is subject to the Federal Reserve's restrictions on capital distributions under CCAR (as described above) as well as under the Basel III capital rules. Furthermore, under the Federal Deposit Insurance Act (the "FDI Act"), IDIs, such as FCB, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become undercapitalized. Additionally, banking organizations that are not considered well capitalized under the Basel III capital rules could be subject to restrictions on dividends, equity repurchases and compensation based on the amount of the shortfall. State law also prescribes certain limitations on payment of dividends.

Limitations on Mergers & Acquisitions

BancShares is subject to laws that may require regulatory approval for, or that otherwise impose limitations on, mergers, acquisitions or similar transactions. Failure to meet any enhanced prudential standards discussed above, or other mandatory or discretionary action by regulators, could impact the Parent Company's or FCB's ability to complete or place limitations on the consummation of mergers, acquisitions or similar transactions. For example, under the BHCA, a BHC must obtain approval from the Federal Reserve prior to directly or indirectly acquiring ownership or control of 5% of the voting shares or substantially all of the assets of another depository institution holding company or IDI, or prior to merging or consolidating with another depository institution holding company. In addition, federal market share limitations impose conditions that an acquiring BHC, after and as a result of the acquisition, control no more than 10% of the total amount of deposits of IDIs in the U.S. and no more than 30%, subject to variation by state law, of such deposits in applicable states. Federal Reserve rules also prohibit a financial holding company ("FHC"), which we have elected to be, from combining with another company if the resulting company's liabilities would exceed 10% of the aggregate consolidated liabilities of all financial companies nationally.

The BHCA and other federal laws enumerate the factors the Federal Reserve must consider when reviewing the merger of BHCs, the acquisition of banks, or the acquisition of voting securities of a bank or BHC. These factors include the competitive effects of the proposal in the relevant geographic markets; the financial and managerial resources and future prospects of the companies and banks involved in the transaction; the effect of the transaction on the financial stability of the United States; the organizations' compliance with anti-money laundering ("AML") laws and regulations; the convenience and needs of the communities to be served; and the records of performance under the Community Reinvestment Act ("CRA") of the IDIs involved in the transaction.

In addition, under the FDI Act as amended by the Bank Merger Act ("BMA"), any IDI must also obtain approval of the FDIC before any merger, acquisition or certain similar transactions with another institution if the resulting institution will be a state chartered bank that is not a member of the Federal Reserve. The FDIC maintains a policy statement outlining the agency's approach to evaluating bank merger and acquisition proposals under the BMA.

The Department of Justice ("DOJ") is responsible for evaluating mergers and acquisitions under the federal antitrust laws, and the Federal Trade Commission ("FTC") is responsible for evaluating nonbank acquisitions by a banking organization under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). Under the BHCA and BMA, mergers and acquisitions by BancShares are subject to a waiting period of 30-days unless the U.S. Attorney General consents to a shorter waiting period or the waiting period is otherwise waived by the approving banking agency due to an emergency that requires expeditious action or the proposal involves a probable bank failure. Transactions subject to review under the HSR Act are also subject to a 30-day waiting period, but the waiting period is only 15 days for transactions that are for cash tender offers or certain bankruptcy sales.

Holding Company Status

Activities. As a BHC, the Parent Company's activities are generally limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition to being a BHC, the Parent Company elected to be an FHC under the Gramm-Leach-Bliley Act of 1999 (the "GLBA"). BHCs that qualify and elect to be FHCs and continue to meet the eligibility requirements as an FHC (discussed below), though still limited in their activities, may more broadly engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the U.S. Treasury) or (ii) complementary to such financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve). Such activities may include, among other things, securities underwriting or merchant banking.

The eligibility requirements for an FHC include that the FHC and each of its subsidiary IDIs remain "well capitalized" and "well managed," and any subsidiary IDI must have received a rating under the CRA of at least "satisfactory" in its most recent examination. An IDI and its holding company are considered to be well capitalized if they each satisfy the requirements for this status under applicable bank capital requirements. An FHC with $100 billion or more in total consolidated assets is considered well managed if it receives a rating of "Broadly Meets Expectations" or "Conditionally Meets Expectations" for at least two of the three supervisory components and no more than one "Deficient-1" component rating under the Federal Reserve's Large Financial Institution ("LFI") rating system. Under the LFI rating system, the Federal Reserve assigns ratings based on three supervisory components: (i) capital planning and positions, (ii) liquidity risk management and positions, and (iii) governance and controls, and each component has four potential ratings: "Broadly Meets Expectations," "Conditionally Meets Expectations," "Deficient-1" and "Deficient-2". If an FHC ceases to meet all of the eligibility requirements to be an FHC, the Federal Reserve may impose limitations or conditions on the conduct of its activities, as well as its ability to make certain acquisitions. If the failure to meet these standards persists, an FHC may be required to divest its IDI subsidiaries or cease all activities other than those activities that may be conducted by BHCs that are not FHCs. Furthermore, if an IDI subsidiary of an FHC has not maintained a satisfactory CRA rating, the FHC would not be able to commence any new financial activities or acquire a company that engages in such activities, though it may still be permitted to continue its existing activities.

The Volcker Rule. The Volcker Rule generally prohibits "banking entities" from engaging in proprietary trading or owning, investing in, or sponsoring "covered funds" which is defined to include hedge funds and private equity funds, subject to certain exemptions. The Volcker Rule applies to the Parent Company, FCB, and their subsidiaries and affiliates that fit the definition of a "banking entity" under the implementing regulations. BancShares has developed and implemented a Volcker Rule compliance program commensurate with the size, scope, and complexity of its activities and its business structure.

Source of Strength. Under the Dodd-Frank Act, BHCs are required to act as a source of financial strength to their subsidiary banks. Pursuant to this requirement, the Parent Company is expected to commit resources to support FCB, including at times when the Parent Company may not be in a financial position to provide such resources. Any indebtedness resulting from capital loans made by a BHC to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a BHC's bankruptcy, any commitment by the BHC to a federal banking agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Community Reinvestment Act
The CRA requires the federal banking agencies to encourage financial institutions to help meet the credit needs of the local communities, including low- and moderate-income ("LMI") neighborhoods. As discussed above, if FCB receives a CRA rating of less than "satisfactory" from the FDIC, its activities as an FHC may be limited. Performance under the CRA is also considered when federal banking agencies analyze applications for mergers and acquisitions, as well as branch openings.

In 2023, the federal banking agencies jointly issued a final rule to strengthen and modernize the existing CRA regulations. Under the final rule, the agencies would evaluate a bank's CRA performance based upon the varied activities that it conducts and the communities in which it operates, and CRA evaluations and data collection requirements would be tailored based on bank size and type. The final rule was preliminarily enjoined on March 29, 2024 following legal challenges, and as a result the agencies continue to apply the prior CRA regulations that were adopted in 1995. On July 16, 2025, the federal banking agencies issued a notice of proposed rulemaking ("NPR") to rescind the final 2023 rule and reinstate the prior CRA regulations, with certain conforming and technical amendments. Although the proposed rule has not become effective, it is widely expected that the final 2023 rule will be rescinded and that the federal banking agencies will again address modernization of the CRA regulations.

In connection with the objectives of the CRA, FCB oversaw a community benefits plan that was developed in collaboration with representatives of national, state, and local community reinvestment organizations. Under the community benefit plan, FCB committed to invest $16 billion over a five-year period beginning in 2021 and ending on December 31, 2025, in the communities served by FCB, including $3.2 billion in home purchase, home improvement and mortgage refinance loans focused on LMI and minority borrowers in majority-minority geographies, $5.9 billion in small business lending, and $6.9 billion in community development lending and investments. The plan also provided for $50 million in CRA grants.

FCB is currently implementing an addendum to SVB's prior community benefits plan that was agreed to by FCB in connection with the SVBB Acquisition and is scheduled to conclude on December 31, 2026. Under the addendum, FCB committed to a $6.5 billion community benefit target with the following components: $2.25 billion in small business lending, $3.6 billion in CRA development lending and investing, and $650 million in residential mortgages to LMI borrowers and in selected LMI census tracts. Additionally, FCB committed to $35 million in CRA grants, with $10 million of that sum dedicated to an affordable home mortgage subsidy program.

FDIC Insurance

FCB is required to pay the FDIC premiums for deposit insurance according to base deposit insurance assessment rate schedules, which remain elevated following a uniform increase of 2 basis points ("bps") by the FDIC that began in the first quarterly assessment period of 2023. The FDIC increased the base deposit insurance assessments rates following growth in insured deposits during the first and second quarters of 2020 that caused the DIF reserve ratio to decline below the statutory minimum of 1.35%. The increased assessment rate schedules are expected to remain in effect until the reserve ratio meets or exceeds 2%, absent further action by the FDIC.

In addition, FCB is subject to special assessments to recover the loss to the DIF associated with the bank failures in spring of 2023. The assessment base for an IDI is equal to the institution's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5 billion in estimated uninsured deposits. Beginning with the first quarter of 2024, the FDIC collected the special assessment at a quarterly rate of 3.36 bps for seven quarterly assessment periods and will collect the special assessment at a reduced quarterly rate of 2.97 bps for the eighth and final quarterly assessment period ended December 31, 2025. The FDIC will further collect a one-time shortfall special assessment if actual losses to the DIF exceed the amount collected through the initial special assessments, or provide an offset to regular FDIC premiums, proportional to the amount each bank paid toward the initial special assessments, if the amount collected exceeds actual losses. We previously accrued an initial FDIC insurance special assessment charge of $64 million in 2023, and an additional charge of approximately $11 million during 2024 due to higher losses than originally estimated to the DIF. During 2025, the FDIC revised its loss estimate, indicating lower losses than previously estimated to the DIF and therefore in the 2025 fourth quarter we reduced the accrual by approximately $11 million.

In November 2025, the bipartisan Main Street Depositor Protection Act was introduced in the U.S. Senate, which would increase FDIC coverage for non-interest-bearing deposit accounts from $250,000 to $10 million, as well as increase the FDIC premiums paid by IDIs. We continue to monitor and evaluate this proposed legislation and other deposit reform proposals.

Requirements for Brokered Deposits and Deposit Brokers; Limited Exception for Reciprocal Deposits

FCB may be limited in its ability to accept deposits made to it with the assistance of a third-party deposit broker if it is not well capitalized. Section 29 of the FDI Act and the FDIC's implementing regulations limit the ability of an IDI to accept brokered deposits unless the institution is well capitalized, or the IDI is adequately capitalized and obtains a waiver from the FDIC. IDIs that are less than well capitalized generally cannot accept brokered deposits, and are subject to restrictions on the interest rates paid on deposits. IDIs that are well capitalized or adequately capitalized and meet certain other criteria are able to exempt from treatment as "brokered" deposits up to $5 billion or 20% of the institution's total liabilities in reciprocal deposits (defined generally as deposits received by a depository institution through a deposit placement network with the same maturity and in the same aggregate amount as deposits placed by the depository institution in other network institutions).

Transactions with Insiders and Affiliates

Pursuant to the Federal Reserve Act, Regulation W and Regulation O, the authority of FCB to engage in transactions with or make loans to insiders or "affiliates" is limited. Among other things, loan transactions with an affiliate generally must be collateralized and certain transactions between FCB and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to FCB, as those prevailing for comparable nonaffiliated transactions. Additionally, FCB is subject to individual and aggregate lending limits with respect to "extensions of credit" to Insiders. Further, FCB generally may not purchase securities issued or underwritten by affiliates. FCB receives management fees from its subsidiaries and the Parent Company for expenses incurred for performing various functions on their behalf. These fees are charged to each company based upon the estimated cost for usage of services by that company. All intercompany transactions are eliminated from the consolidated financial statements.

Crypto-Asset Related Activities

During 2025, the FDIC and the Federal Reserve revised guidance to clarify that supervised institutions may engage in permissible crypto-asset related activities without receiving prior approval or nonobjection or giving prior regulatory notice. In its revised guidance, the FDIC noted that such activities include, but are not limited to, acting as crypto-asset custodians, maintaining stablecoin reserves, issuing crypto and other digital assets, acting as market makers or exchange or redemption agents, participating in blockchain- and distributed ledger-based settlement or payment systems, as well as related activities such as finder activities and lending. In doing so, the FDIC cautioned that its supervised institutions should consider the risks associated with such activities, including market and liquidity risk, operational and cybersecurity risks, consumer protection requirements and AML requirements. In addition, the federal banking agencies issued a joint statement addressing risk management considerations for crypto-asset safekeeping by banking organizations in both a fiduciary or non-fiduciary capacity, including with respect to cryptographic keys used in custody arrangements, cybersecurity programs, and due diligence and oversight of third-party custodians.

Also during 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the "GENIUS Act") was passed by the U.S. Congress and signed into law creating a regime for the issuance and regulation of payment stablecoins, which are privately-issued digital assets designed to maintain a stable value relative to a peg specified by a reference asset such as Treasury securities with relatively short maturities and bank deposits. The GENIUS Act will allow payment stablecoins to be issued by subsidiaries of IDIs, along with other entities approved by the OCC and entities authorized to issue stablecoins under qualifying state regimes, and sets forth standards for reserving practices, supervision and enforcement, Bank Secrecy Act of 1970 ("BSA") and AML compliance, and insolvency. The GENIUS Act is expected to become effective in late 2026 or early 2027. On December 16, 2025, the FDIC issued the first NPR under the GENIUS Act that would implement the application requirements and related procedures for any state nonmember bank or state savings association that seeks to issue payment stablecoins through a subsidiary. Additional NPRs are anticipated from the FDIC and the other federal banking agencies.

These statutory and regulatory actions follow the issuance of an Executive Order early in 2025 which aimed to support the responsible growth of digital assets, blockchain technology, and related technologies across the U.S. economy.

If the stablecoin market significantly expands and matures, it could pose a disintermediation risk to banks by attracting deposits away from traditional checking and savings accounts into digital assets, and/or reduce fee income for banks. We will continue to monitor the development of the stablecoin market and the related regulatory landscape and evaluate engaging in such activities.

Anti-Money Laundering & Economic Sanctions
FCB and certain of our other subsidiaries are subject to the BSA and subsequent laws and regulations, including USA PATRIOT Act of 2001 (the "Patriot Act"), that require financial institutions to take steps to prevent the use of their systems to facilitate the flow of illegal or illicit money or terrorist funds, including AML compliance programs, and to report certain activity to the government. The BSA, which is administered by the U.S. Financial Crimes Enforcement Network, also requires covered financial institutions to provide AML training to employees, designate an AML compliance officer and annually audit the AML program to assess its effectiveness, and imposes compliance and due diligence obligations, including standards for verifying customer identification at account opening and maintaining expanded records, as well as beneficial ownership requirements. The United States has also imposed economic sanctions on transactions with certain designated foreign countries, nationals and others, which are enforced by the U.S. Treasury's Office of Foreign Asset Control ("OFAC"). Failure of a financial institution to maintain and implement adequate compliance programs for the foregoing, or to comply with all the relevant laws and regulations, could have serious legal and reputational consequences, including material fines and sanctions. FCB has implemented a program designed to facilitate compliance with the full extent of the applicable BSA, OFAC and Patriot Act related laws, regulations and related sanctions.

Consumer Laws and Regulations
FCB is subject to certain laws and regulations designed to protect consumers in transactions with banks. These laws include the Truth in Lending Act ("TILA"), the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Fair Housing Act and the Servicemembers Civil Relief Act, many of which are enforced by the CFPB. Under TILA in particular, residential mortgage lenders are required to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms, based on certain prescribed evaluation alternatives. The foregoing laws and related regulations mandate certain disclosures and regulate the manner in which financial institutions transact business with certain customers. Additionally, in February 2025, a bill was introduced in the U.S. Congress that proposes to amend TILA and would, among other things, temporarily limit the annual percentage rate applicable to an extension of credit obtained by use of a credit card to 10 percentage points, inclusive of all finance charges. We are monitoring the status of the proposal and the impact of support by the President for such a cap.

A number of regulatory authorities may enforce consumer laws and regulations. The CFPB is generally authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and service, and to take supervisory and enforcement action against financial services companies under the agency's jurisdiction that fail to comply with federal consumer financial laws. Enforcement actions may include imposition of substantial monetary penalties and nonmonetary requirements. During 2025, the CFPB reduced its staff and delegated much of its enforcement function to the DOJ. The CFPB stated that it intends to focus its enforcement and supervision resources on pressing threats to consumers, particularly service members and veterans. Under the Dodd-Frank Act, while the CFPB has the primary enforcement authority over FCB as an IDI with over $10 billion in total assets, the FDIC retains backup enforcement authority over IDI's with over $10 billion in total consolidated assets, and the FDIC is authorized to bring back-up enforcement actions against a holding company of an IDI if the conduct or threatened conduct of such holding company poses a foreseeable and material risk of loss to the DIF.

FCB, as a state-chartered bank, is also subject to state consumer protection laws in the states in which it operates, and the Dodd-Frank Act enhanced the ability of state attorneys general to enforce federal consumer protection laws.

Privacy, Data Protection, and Cybersecurity

BancShares is subject to a number of federal, state, local and foreign laws and regulations relating to consumer privacy and data protection. These laws include certain portions of the GLBA, the federal banking agencies' Computer-Security Incident Notification rule, the SEC's item for cybersecurity incidents Current Report on Form 8-K, the California Consumer Privacy Act of 2018, and the New York Department of Financial Services' 2017 cybersecurity regulation. These laws govern the collection, sharing, use, disclosure and protection of personal information, the intent of which is to increase transparency related to how personal information is processed, choices individuals have to control how their information is used and to protect the privacy of such information. In addition, on October 22, 2024, the CFPB adopted its final rule for Personal Financial Data Rights, commonly known as the "Open Banking" rule, designed to facilitate the transfer of customer information at the direction of the customer to other financial institutions. Following legal challenge, the CFPB signaled its intent to issue a new final rule revising its open banking framework.

In addition to the foregoing, federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines and related regulatory materials increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services. Under SEC rules, companies also must provide enhanced disclosures in their Annual Reports on Form 10-K with respect to cybersecurity risk assessment and management, strategy and governance, including disclosures regarding management's role in overseeing the public company's cybersecurity risk management and compliance program. Refer to Item 1C. Cybersecurity for additional information.

The U.S. Congress, federal and state regulators, as well as regulators outside the United States, have implemented or are considering implementing data protection laws or regulations, which could create new individual privacy rights and impose increased obligations on companies handling personal information, impacting our data security- and privacy-related internal controls and risk profile. For example, regulations were promulgated for the India Digital Personal Data Protection Act where we have operations. In addition, the EU General Data Protection Regulation and the UK General Data Protection Regulation impose extensive obligations on companies that process personal data of individuals in Europe and the United Kingdom, with the potential for significant fines for non-compliance (up to 4% of total annual worldwide revenue). Some of its requirements include prompt notice of data breaches, in certain circumstances, to affected individuals and supervisory authorities.

Climate

BancShares is subject to, and may in the future be subject to additional, state laws relating to climate, including, but not limited to, the California's Climate Corporate Data Accountability Act (the "California CCDAA") and Climate-Related Financial Risk Act (the "California CFRA"). The California CCDAA requires annual public disclosure of scope 1, 2, and 3 greenhouse gas emissions, with scope 1 and 2 disclosure required in 2026 and scope 3 in 2027, and the California CRFRA requires biennial public disclosure of climate-related financial risks, with the first disclosure required by January 1, 2026. The California CFRA has been preliminarily enjoined and enforcement paused pending legal challenge. Bills similar to the California laws have been introduced in the New York State Assembly but are still pending.

In October 2025, the federal banking agencies announced the rescission of the interagency Principles for Climate-Related Financial Risk Management for LFIs that was previously issued jointly by the agencies in October 2023, stating that existing safety and soundness standards require IDIs to have effective risk management processes commensurate with a banking organization's size, complexity, and activities.

Compensation

Our compensation practices are subject to oversight by the federal banking agencies, Nasdaq, and, with respect to some of our subsidiaries, by other financial regulatory agencies. The federal banking agencies have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations take into account risk factors and are consistent with the safety and soundness of the organization. The guidance also provides that supervisory findings with respect to incentive compensation will be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or other corporate decisions. The guidance further provides that the agencies may pursue enforcement actions against a banking organization if its incentive compensation and related risk management, control or governance processes pose a risk to the organization's safe and sound practices. Pursuant to SEC rules and Nasdaq listing standards, Nasdaq listed companies are required to (i) adopt and implement a compliant incentive compensation clawback policy; (ii) file the clawback policy as an exhibit to their annual reports; and (iii) provide certain disclosures relating to any compensation recovery triggered by the clawback policy. Our clawback policy is filed as Exhibit 97 to this Annual Report on Form 10-K. In addition, the Dodd-Frank Act requires the federal banking agencies and the SEC to issue regulations requiring covered financial institutions to prohibit incentive compensation arrangements that encourage inappropriate risks by providing compensation that is excessive or that could lead to material financial loss to the institution. Despite several rulemaking efforts over the years, regulations prohibiting such arrangements have yet to be adopted and the prospects and timing for the adoption of any such rules remain uncertain.

Artificial Intelligence

We are subject to regulation of our business and operations, including risk management, with respect to artificial intelligence ("AI"). On June 24, 2024, the CFPB along with the federal banking agencies, the National Credit Union Administration, and the Federal Housing Finance Agency, adopted a final rule on Quality Control Standards for Automated Valuation Models to address the use of algorithms and AI in estimating home values. The final rule implements quality control standards mandated by the Dodd-Frank Act for the use of automated valuation models by mortgage originators and secondary market issuers in determining the collateral worth of a mortgage secured by a consumer's principal dwelling.

In addition, on March 27, 2024, the U.S. Treasury released a report that cautioned financial institutions like us to be aware of the special vulnerabilities of AI-based tools and the novel capacities that AI grants to threat actors seeking to carry out targeted cyberattacks against financial institutions. On September 23, 2024, the DOJ updated its guidance to federal prosecutors in conducting an investigation of a corporation related to the evaluation of corporate compliance programs, including an expectation that companies will have conducted a risk assessment regarding the use of new technologies like AI and will have taken appropriate steps to mitigate related risk.

Numerous bills have been introduced in the U.S. Congress throughout 2025 regarding the promotion and regulation of AI. In addition, certain U.S. states have recently enacted regulation related to the development and deployment of AI. Some of these laws intersect with existing privacy laws and may present challenges to the use of AI-related technologies, particularly in cases where personal information is processed requiring notice disclosure and, in certain cases, consent for use of AI. On December 11, 2025, an Executive Order titled "Ensuring a National Policy Framework for Artificial Intelligence" ("EO 14365") was issued that takes aim at state AI regulations by, among other things, establishing a litigation task force to challenge state AI laws inconsistent with a minimally burdensome national policy framework.

We continue to monitor and evaluate statutory and regulatory proposals related to AI regulation and assess their potential impact.

Debanking and Fair Access

On August 7, 2025, an Executive Order titled "Guaranteeing Fair Banking for All Americans" ("EO 14331") was issued. The order directed federal banking agencies to identify financial institutions engaged in "politicized or unlawful debanking," including due to a customer's political or religious beliefs, and seek remedial actions if such debanking violates applicable law. The order also directed federal banking agencies to consider modifying regulations that could result in such debanking and, to the greatest extent permitted by law, remove reputation risk that could result in such debanking from any guidance documents, manuals or other materials. In response, the Small Business Administration ("SBA") required SBA lending-program participants to provide certain information and certifications, and the FDIC sent requests to the largest FDIC-supervised banks and conducted a review of FDIC-supervised banks' policies and procedures. The FDIC and Federal Reserve also announced removal of reputation risk from supervisory materials, and the OCC and FDIC have issued a proposed rule to prohibit use of reputation risk by regulators as a basis for supervisory criticisms or adverse actions. In addition to EO 14331, certain states have enacted fair access laws aimed at preventing similar debanking activities, including Florida, Tennessee and Idaho. We continue to monitor and evaluate regulatory proposals related to debanking and assess their potential impact.

Other Regulated Subsidiaries

BancShares' broker-dealer and registered investment adviser subsidiaries are regulated by the SEC and, with respect to broker-dealers, by the Financial Industry Regulatory Authority ("FINRA"). The broker-dealer and investment adviser subsidiaries also are subject to additional regulation by states and local jurisdictions. The SEC and FINRA have active enforcement functions that oversee broker-dealers and investment advisers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. Certain types of infractions and violations also can affect the ability to issue new securities expeditiously. In addition, certain changes in the activities of a broker-dealer require approval from FINRA, and FINRA takes into account a variety of considerations in acting upon applications for such approval, including internal controls, capital levels, management experience and quality, prior enforcement and disciplinary history, and supervisory concerns.

BancShares' insurance activities are subject to licensing and regulation by state insurance regulatory agencies. Insurance regulatory authorities generally have broad administrative powers with respect to, among other things: licensing companies and agents to transact business; establishing statutory capital and reserve requirements and the solvency standards that must be met and maintained; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Our Vermont insurance captive subsidiary is required to file reports, generally including detailed annual financial statements, with the insurance regulatory authority, and its operations and accounts are subject to periodic examination by such authorities.

BancShares' equipment financing and leasing operations are subject to laws, rules, and regulations administered by authorities in jurisdictions where business is conducted. In the United States, equipment financing and leasing operations are subject to rules and regulations relating to health, safety, operations, maintenance, and mechanical standards promulgated by federal and state agencies and industry organizations.

In connection with its Rail segment, BancShares' maintains a wholly owned subsidiary, FC International, Inc. ("FC International") which is a corporation chartered by the Federal Reserve pursuant to Section 25A of the Federal Reserve Act ("Edge Act"). Edge Act corporations are banking organizations that are authorized to engage in international banking and foreign financial transactions, and the U.S. activities of such corporations are generally limited to those that are incidental to their foreign operations. FC International holds equity interests in foreign companies that support our Rail segment. FC International is subject to supervision and regulation by the Federal Reserve, including examination, reporting, capital, and the BSA and AML requirements pursuant to the Edge Act and the Federal Reserve's Regulation K.

Available Information

We make available on our investor relations website (ir.firstcitizens.com) BancShares' Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Interested parties may also directly access the SEC's website (www.sec.gov), which contains reports, proxy and information statements and other information electronically filed by BancShares. Except as specifically incorporated by reference into this Annual Report on Form 10-K, information on those websites is not part of this report.

Item 1A. Risk Factors.

Risk Factor Summary

We are subject to a number of risks and uncertainties that could have a material impact on our business, financial condition and results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We encounter risks as part of the normal course of our business, and our success is dependent on our ability to identify, understand and manage the risks presented by our business activities. We categorize risks in this Item 1A. Risk Factors into the following areas, and the principal risks and uncertainties that management believes make an investment in us speculative or risky are summarized within their respective areas:

Strategic Risks

▪ We may be adversely affected by risks associated with previous and future acquisitions, and any future acquisitions may be subject to increased regulatory scrutiny.
▪ We encounter significant competition that may reduce our market share and profitability and our financial performance depends upon our ability to attract and retain customers for our products and services.
▪ Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on our financial condition and operations.
▪ Certain provisions in our Certificate of Incorporation, Bylaws and certain statutes and regulations and the current composition of our stockholders may make it more difficult for a third party to change our management or acquire control of us, even if stockholders might consider the change in management or change in control to be in their best interests.
▪ Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if such court lacks jurisdiction, the federal district court of the District of Delaware, will be the sole and exclusive forum for substantially all disputes between us and our stockholders. This could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or stockholders.
▪ The Parent Company relies on dividends from FCB for returning capital to stockholders, paying dividends on its common and preferred stock and servicing its debt obligations, and FCB's ability to pay the Parent Company dividends may be restricted.
▪ Failure to adopt new technologies that match consumer preferences or to keep pace with or effectively implement technological changes could adversely affect our results of operations and financial condition.
▪ We are subject to reputational risks that could harm our business and prospects. If we were subject to reputational harm, it could have a material adverse impact on our business, financial condition and results of operations.
▪ The Trump administration has proposed or implemented significant changes to the size and scope of the federal government, including reductions in program or agency funding or workforce, and may continue to do so.

Operational Risks

▪ We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.
▪ A cyberattack, information or security breach, or a technology outage of ours or of a third-party could adversely affect our ability to conduct our business, manage our exposure to risk or result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and enhance our operational and security systems and infrastructure. Such an event or resource expenditures could adversely impact our results of operations, liquidity and financial condition.
▪ We depend on the effectiveness and integrity of employees, and the systems and controls for which they are responsible, to manage operational risks.
▪ We are subject to litigation and other legal liability risks, and our expenses related to such risks may adversely affect our results.
▪ We depend on qualified personnel for our success and may not be able to retain or attract such personnel.
▪ We are exposed to losses related to fraud.
▪ Our business and financial performance could be impacted by natural or man-made disasters, global pandemics, civil unrest, acts of war, terrorist activities, climate change or other adverse external events.
▪ We rely on third-parties to provide key components of our business infrastructure, and our third-parties may be responsible for or contribute to failures that adversely affect our operations.
▪ Data quality and completeness may not be adequate and could cause financial or reputational harm to FCB.
▪ Deposit insurance premiums levied on banks, including FCB, may increase if there is an increase in the number of bank failures, the cost of resolving failed banks, or the FDIC deposit insurance coverage limit.

Credit Risks

▪ If we fail to effectively manage credit risk, our business and financial condition will suffer.
▪ Our allowance for credit losses and reserve related to off-balance sheet credit exposure may prove to be insufficient to cover actual credit losses in our credit portfolios.
▪ Our concentration of loans and leases in certain industries increases the risk of losses and could impair our earnings if these industries experience economic difficulties.
▪ Deteriorating collateral values, credit quality, or our reliance on junior liens may adversely impact our business and our results of operations.
▪ The financial system is highly interrelated, and the default or threatened default of even a single financial institution could result in significant market-wide liquidity and credit problems, losses or defaults, lead to significant regulatory reform, or result in credit losses through potential counterparty default, any of which may adversely impact our financial condition and results of operations.

- Changes in domestic and foreign trade policies, including the imposition of tariffs and retaliatory tariffs may adversely impact our business, financial condition, and results of operations.
- We may not be able to realize our entire investment in the equipment that we lease to our customers.
- Accounting for acquired assets may result in earnings volatility.

Market Risks
- Failure to effectively manage our interest rate sensitivity within our defined risk appetite could adversely affect our earnings.
- Unfavorable economic conditions, as considered through a range of metrics, have and could continue to adversely affect our financial condition, results of operations and cash flows.
- U.S. debt ceiling and budget deficit concerns have and could continue to adversely affect our business.
- The value of our goodwill may decline in the future.
- The market price of our common stock may be volatile.

Liquidity Risks
- If our current level of balance sheet liquidity were to experience significant pressure, it could affect our ability to pay withdrawals by depositors, repay the Purchase Money Note (defined below) and other creditors, and fund our operations.
- We are subject to enhanced liquidity risk management and other requirements, and failure to meet these requirements could result in regulatory and compliance risks, including possible restrictions on our activities, and inadequate liquidity.

Capital Adequacy Risks
- Our ability to grow is contingent upon access to capital, which may not be readily available to us as a result of credit rating reductions.
- If we fail to meet regulatory requirements, including enhanced capital adequacy, liquidity, stress testing, and capital planning requirements, or are subject to certain other legal limitations, our financial condition and ability to pay dividends or make other payments could be adversely affected.
- Increases to our level of indebtedness could adversely affect our ability to raise additional capital and to meet our obligations.

Compliance Risks
- We operate in a highly regulated industry, and the laws and regulations that impact our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.
- Failure to meet regulatory requirements related to information security and data privacy may subject us to fines, litigation, or regulatory enforcement actions.
- We face heightened compliance risks related to certain specialty commercial business lines.
- We are subject to enhanced prudential standards, and failure to comply with these standards could have a material adverse effect on our business, financial condition or results of operations.
- We are subject to certain laws and regulations designed to protect consumers in transactions with financial institutions against unfair, deceptive and abusive business practices and compliance with such laws and regulations and related enforcement actions may impact our business operations and profitability.
- We may be adversely affected by changes in United States and foreign tax laws and other tax laws and regulations.
- We are subject to environmental, social and governance ("ESG") risks, which may adversely affect our reputation and ability to retain employees and customers, and failure to comply with applicable regulations could have an adverse affect on our business, financial condition or results of operations.

Financial Reporting Risks
- Accounting standards may change and increase our operating costs or otherwise adversely affect our results.
- Our accounting policies and processes require management to make judgments, assumptions or estimates about matters, which may result in us reporting materially different results or amounts than would have been reported using different judgments, assumptions or estimates.
- Our business is highly quantitative and requires widespread use of financial models for day-to-day operations; these models may produce inaccurate predictions that significantly vary from actual results, and we may rely on them in making decisions that adversely affect our business or the information we provide to our investors and regulators.
- We may fail to maintain an effective system of internal control over financial reporting, which, among other things, could hinder our ability to prevent fraud and provide reliable financial reports to key stakeholders.

The risks and uncertainties that management believes are material to an investment in us are described below. Additional risks and uncertainties that are not currently known to management or that management does not currently deem material could also have a material adverse impact on our financial condition, the results of our operations or our business. If such risks and uncertainties were to materialize or the likelihoods of the risks were to increase, we could be adversely affected, and the market price of our securities could significantly decline. The below risk factors should be read in conjunction with the information under "Regulatory Considerations" in Item 1. Business, as well as Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the audited consolidated financial statements and Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Strategic Risks

We may be adversely affected by risks associated with previous and future acquisitions, and any future acquisitions may be subject to increased regulatory scrutiny.

Although we plan to continue to grow our business organically, we have pursued and expect to continue to pursue acquisition opportunities to support our business strategies and enhance our potential profitability. Consummating an acquisition, including our pending BMO Branch Acquisition, often requires prior federal and state regulatory approval. Changes in policies focused on bank acquisitions may interfere or impede future acquisition opportunities. Refer to Item 1. Business—Regulatory Considerations—Limitations on Mergers & Acquisitions for additional information. Changes made by the federal banking agencies in revamping the bank merger review process have reduced burdens associated with obtaining an approval for bank merger transactions, but larger banking organizations, like us, continue to be subject to enhanced prudential standards and requirements that may be considered as part of the application process, especially in the case of transactions that would result in a banking organization crossing the asset thresholds for a higher category of bank regulation under the Tailoring Rules. Any enhanced regulatory scrutiny of bank mergers and acquisitions or further revisions to the framework for bank merger review could result in future acquisitions being delayed, impeded or subject to material conditions which may impose additional costs or limitations that reduce the anticipated benefits of the proposed transaction.

Acquisitions of financial institutions, assets of financial institutions or other operating entities involve operational risks and uncertainties, including but not limited to:

- difficulties, inefficiencies, or cost overruns associated with the integration of operations, personnel, technologies, services, and products of acquired companies with ours;
- inability to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits;
- potential disruption to our business; and
- the possible loss of key executive officers, employees and customers.

Furthermore, acquired companies or assets may have unknown or contingent liabilities, exposure to unexpected asset quality problems that require write downs or write-offs and additional regulatory requirements. Due to these and other issues relating to acquisitions, we may not be able to realize projected cost savings, synergies or other benefits associated with any prior or future acquisition. Failure to efficiently integrate any acquired entities or assets into our existing operations could significantly increase our operating costs and consequently have material adverse effects on our financial condition and results of operations.

In the past, we have acquired, and may in the future continue to acquire, certain assets and assume certain liabilities of failed banks in FDIC-assisted transactions. FDIC-assisted transactions, such as the SVBB Acquisition, present unique risks because of the limited due diligence, expedited timelines, minimal negotiation of terms required by the FDIC and the limited availability of audited financial statements of the assets acquired and liabilities assumed. These transactions often require additional resources to service acquired problem loans, costly integration of personnel and operating systems, and the establishment of processes and internal controls to service acquired assets in accordance with applicable FDIC standards. In addition, although the FDIC provides assistance in the form of loss sharing with respect to losses on certain acquired loans, if the covered loans are not managed in accordance with the commercial shared loss agreement, the FDIC has the right to refuse or delay payment for loan losses, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The SVBB Acquisition added new business lines and expanded our geographic scope to new areas. Our future success depends, in part, upon the continued ability to effectively manage this expanded business while continuing to strengthen our reputation among the venture capital and private equity communities, and other participants in the industries that legacy Silicon Valley Bank served.

We encounter significant competition that may reduce our market share and profitability and our financial performance depends upon our ability to attract and retain customers for our products and services.

We operate in a highly competitive industry, and we expect competition to continue to intensify. Refer to Item 1. Business—Competition for additional information. Our profitability depends on our ability to compete successfully with other banks, nonbank providers of banking products and services, and other specialized financial services providers in our market areas. Our primary competitors include local, regional and national banks; credit unions; commercial finance companies; leasing companies; various wealth management providers; private equity firms; private credit providers; hedge funds; independent and captive insurance agencies; mortgage companies; and other non-bank providers of financial services. Some of our larger competitors have the capacity to offer products and services we do not offer, which may enable them to be more aggressive than us in competing for loans and deposits. Some of our non-bank competitors operate in less stringent regulatory environments, and certain competitors are not subject to federal or state income taxes.

The fierce competitive pressures that we face adversely affect pricing and other terms for many of our products and services, and we could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect our profitability. We compete with banks and other financial services companies for deposits. If competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. In addition, checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments as providing a better risk/return trade-off. Our bank customers could take their money out of FCB and put it in alternative investments, causing us to lose a lower-cost source of funding. Digital asset service providers have also increasingly applied for state or national trust bank charters, which will allow them to compete for deposits and loans and may result in customer attrition from financial institutions that do not offer digital asset services.

Consumers may increasingly decide not to use banks to complete their financial transactions, which could have a material adverse impact on our financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods without involving banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or virtual accounts. Consumers can also complete transactions, such as paying bills or transferring funds directly without the assistance of banks. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers. Accordingly, digital asset service providers, which, at present, are not subject to as extensive regulation as banking organizations and other financial institutions, have become active competitors for our customers' banking business and may have greater flexibility in competing for business. An Executive Order issued by President Trump in early 2025 stated that his administration will support the responsible growth of digital assets, blockchain technology and related technologies across the U.S. economy. The Executive Order includes a prohibition on the creation of a central bank digital currency and states a policy of promoting the development of dollar denominated stablecoins. Refer to Item 1. Business—Regulatory Considerations—Crypto-Asset Related Activities for additional discussion on these developments.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Certain provisions in our Certificate of Incorporation, Bylaws and certain statutes and regulations and the current composition of our stockholders may make it more difficult for a third party to change our management or acquire control of us, even if stockholders might consider the change in management or change in control to be in their best interests.

We are a BHC incorporated in the state of Delaware. Certain anti-takeover provisions under Delaware law and certain provisions contained in our Amended and Restated Certificate of Incorporation (our "Certificate of Incorporation) and Amended and Restated Bylaws (our "Bylaws") could delay or prevent the removal of our directors and other management. The provisions could also delay or make more difficult a tender offer, merger or proxy contest that a stockholder might consider to be in their best interests. For example, our Certificate of Incorporation and Bylaws:

- allow the Board to issue and set the terms of preferred shares without further stockholder approval, subject to the terms of any class or series of preferred shares;
- limit who can call a special meeting of stockholders to the Board, the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary;
- establish advance notice requirements for nominations for election to the Board and proposals of other business to be considered at annual meetings of stockholders; and
- authorize the issuance of two classes of common stock, one of which, Class B common stock, par value $1 per share ("Class B common stock"), is entitled to cast 16 votes per share. As of December 31, 2025, approximately 60% of the outstanding shares of Class B common stock and over 20% of the outstanding Class A common stock may be deemed to be beneficially owned or controlled by the Holding family members expected to be identified in the 2026 Proxy Statement as principal stockholders of ours.

As of December 31, 2025, members of the Holding family and entities related to them may be deemed to beneficially own or control shares in excess of 50% of our voting power of our common stock. These provisions, together with the voting power of members of the Holding family and entities related to them, may discourage bids for our common stock at a premium over market price, adversely affecting the price that could be received by our stockholders for our common stock and render the removal of our Board and management more difficult.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if such court lacks jurisdiction, the federal district court of the District of Delaware, will be the sole and exclusive forum for substantially all disputes between us and our stockholders. This could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees or stockholders.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if such court lacks jurisdiction, the federal district court of the District of Delaware, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholder to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Our choice of forum provisions do not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, our choice of forum provisions do not provide that they will relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, nor do they provide that our stockholders will be deemed to have waived our compliance with these laws, rules and regulations.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees or agents, which may discourage lawsuits against us and our directors, officers and other employees or agents.

There is some uncertainty as to whether a court would enforce our exclusive forum provisions. If a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

The Parent Company relies on dividends from FCB for returning capital to stockholders, paying dividends on its common and preferred stock and servicing its debt obligations, and FCB's ability to pay the Parent Company dividends may be restricted.

The Parent Company is a separate legal entity from FCB, but the Parent Company derives most of its revenue and cash flow from dividends paid by FCB. These dividends are the primary source from which the Parent Company returns capital to stockholders, whether through the payment of dividends on its common and preferred stock or the repurchase of shares pursuant to a share repurchase program ("SRP"). In addition, these dividends are the primary source for paying interest and principal on its debt obligations. State and federal laws impose restrictions on the dividends that FCB may pay to the Parent Company. Refer to Item 1. Business—Regulatory Considerations—Limitations on Dividends and Other Payments for additional information. Among other things, we are required to submit an annual capital plan to the Federal Reserve that includes any planned dividends or equity repurchases over a set planning horizon. The Federal Reserve could prohibit or limit the Parent Company's payment of dividends, redemptions, or stock repurchases if it determines that payment of the dividend or such equity repurchase would constitute an unsafe or unsound practice. In the event FCB is unable to pay dividends to us for an extended period of time, the Parent Company may not be able to service its debt obligations or pay dividends on its common or preferred stock, and the inability to receive dividends from FCB could consequently have a material adverse effect on our business, financial condition and results of operations.

Failure to adopt new technologies that match consumer preferences or to keep pace with or effectively implement technological changes could adversely affect our results of operations and financial condition.

The financial services industry is continually undergoing rapid technological change with frequent introduction of new technology-related products and services, including recent and rapid developments in AI and crypto-assets and related technologies. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The rapid growth of new technologies related to the digitization of banking services and capabilities, including through internet services and mobile devices, requires us to continuously evaluate our product and service offerings to ensure they remain competitive. Our success depends in part on our ability to adapt and deliver our products and services in a manner responsive to evolving industry standards and consumer preferences. The cost of investing in, implementing and maintaining such technology is high, and there can be no assurance, given the fast pace of change and innovation, that our technology, either purchased or developed internally, will meet our needs or allow us to remain competitive, in a timely, cost-effective manner or at all.

The use of AI presents its own unique risks. Third-party development of AI models introduces risks related to how those models are developed, trained, and deployed, including unauthorized material in training data and limited visibility into risk mitigation steps. The legal and regulatory environment for AI is uncertain and rapidly evolving, both in the United States and internationally, potentially increasing compliance costs and risk of non-compliance. We are also exposed to the risk that generative AI models may produce incorrect outputs, release confidential information, reflect biases, infringe intellectual property, or otherwise cause harm. Their complexity makes it challenging to understand outputs and comply with documentation or explanation requirements. Crypto-asset related activities also present unique risks, including market and liquidity risk, operational and cybersecurity risks, consumer protection requirements and AML requirements. Refer to Item 1. Business—Regulatory Considerations—Artificial Intelligence and —Crypto-Asset Related Activities for additional information. Failure to adopt new technologies that match consumer preferences or a failure to keep pace with or effectively implement technological changes could adversely affect our results of operations and financial condition.

We are subject to reputational risks that could harm our business and prospects. If we were subject to reputational harm, it could have a material adverse impact on our business, financial condition and results of operations.

Maintaining our reputation is important to our business and our brand. Sources of reputational risks have included and may in the future include, among others, cyberattacks, legal claims and regulatory action, fraudulent activities aimed at us or parties with whom we do business, inaccurate or incomplete data, insufficient operational infrastructure or oversight, employee misconduct, non-compliance with applicable law or regulatory policies by us or parties with whom we do business, any inability to provide reliable financial reports or maintain effective internal controls, failure of our ESG practices to meet investor or stakeholder expectations, or public perceptions of our business practices, including our deposit pricing and acquisition activity.

Our reputation may also be damaged by adverse publicity or negative information regarding us, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other parts of the internet. This risk can be magnified by the speed and pervasiveness with which information is disseminated through those channels. Because we conduct most of our businesses under the "First Citizens" brand, negative public opinion about one business could affect our other businesses.

Reputational harm may lead to, among other things, a decline in our deposit balances and an increased risk that we become subject to litigation and regulatory action. Such reputational harm could have a material adverse impact on our business, financial condition and results of operations.

The Trump administration has proposed or implemented significant changes to the size and scope of the federal government, including reductions in program or agency funding or workforce, and may continue to do so.

The Trump administration has proposed or implemented significant changes to the size and scope of the federal government and may continue to do so. In addition to changes in policy direction, these have included challenges to agency independence as well as agency reorganizations, alteration of government payment systems, leadership and personnel changes, and reductions in program or agency funding or workforce, including workforce reductions at federal banking agencies and the CFPB. These changes may have differing impacts on the economy as a whole or different regions or segments of the economy or asset classes which are difficult to predict at this time. These changes could also result in increased uncertainty and compliance costs if we become subject to additional state and local laws in absence of comprehensive federal oversight or the changes are reversed or limited by judicial challenge or a later executive administration. Accordingly, it is possible that such changes may be materially adverse to our customers, business, financial condition and results of operation.

Operational Risks

We face significant operational risks in our businesses and may fail to maintain appropriate operational infrastructure and oversight.

Safely conducting and growing our business requires that we create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways, including, but not limited to, employee fraud, customer fraud, control lapses in bank operations and information technology, and pace of change brought about by organizational growth. Our dependence on our employees and internal and third-party automated systems and vendors to record and process transactions may further increase the risk that technical failures or system-tampering will result in losses that are difficult to detect. Our internal controls that are intended to safeguard and maintain our operational and organizational infrastructure and information, as well as oversee and monitor control effectiveness, have inherent limitations and may not be successful. We have been, and may in the future be, subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. Failure to maintain appropriate operational infrastructure and oversight or to safely operate our business can lead to loss of service to customers, reputational harm, legal actions and noncompliance with various laws and regulations, all of which could have a material adverse impact on our business, financial condition and results of operations.

A cyberattack, information or security breach, or a technology outage of ours or of a third-party could adversely affect our ability to conduct our business, manage our exposure to risk or result in the disclosure or misuse of confidential customer or employee data or proprietary information, and increase our costs to maintain and enhance our operational and security systems and infrastructure. Such an event or resource expenditures could adversely impact our results of operations, liquidity and financial condition.

Our businesses are highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact or on whom we rely. Our businesses rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. In addition, to access our network, products and services, our customers and other third parties may use personal mobile devices or computing devices that are outside of our network environment and are subject to their own cybersecurity risks, which may provide a point of entry for adverse effects on our own network environment.

We, as well as our customers, regulators, third-party service providers, and other third parties with whom we do business, have been subject to, and are likely to continue to be the target of, cyberattacks and information or security breaches. These cyberattacks and information or security breaches include computer viruses, malicious or destructive code, ransomware, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary or personal data. We cannot implement guaranteed preventive measures against all security threats and we may fail to detect breaches when they occur.

Existing and future geopolitical conflicts potentially heighten the risk of cyberattacks and information or security breaches from nation-state actors or others that may be directed at the United States and its critical infrastructure, such as the financial services sector. Due to FCB's expanded geographic footprint and increased prominence, we may be at higher risk of being targeted and impacted by geopolitical conflicts. If such cyberattacks and information or security breaches occur, it could result in severe costs and disruptions to companies and their operations as well as to governmental entities.

Cybersecurity risks for large banking institutions, such as FCB, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and mobile banking to conduct financial transactions, and the increased sophistication of criminal activities. Refer to Item 1. Business—Regulatory Considerations—Artificial Intelligence and —Crypto-Asset Related Activities for additional information. These risks are expected to continue and further intensify in the future. Even the most advanced control environment may be vulnerable to compromise given the possibility of employee error, failures to follow security procedures or malfeasance. Additionally, the increase of supply chain attacks, including potential attacks on third parties with access to our data or those providing critical services to us, remain an operational risk. As cyber threats continue to evolve, we will be required to expend significant additional resources to continue to modify or enhance our layers of defense or to investigate and remediate any information security vulnerabilities. Furthermore, past and future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

We also face indirect technology, cybersecurity and operational risks relating to customers and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including financial counterparties; financial intermediaries such as clearing agents, exchanges and clearing houses; vendors and other external dependencies; regulators; and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, an event that materially degrades, or disrupts systems of one or more financial entities or related third-parties could have a material impact on counterparties or other market participants, including us. This consolidation, interdependence and complexity also increases the risk of operational failure, on both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis. Any third-party technology failure, cyberattack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our customers, manage our exposure to risk or expand our businesses.

Cyberattacks or other information or security breaches, whether directed at us or third parties, may adversely impact our results of operations, liquidity and financial condition or have other material consequences including loss of customers and business opportunities, disruption to our operations and business, misappropriation, disclosure or destruction of our confidential information and that of our customers, or damage to our customers' and third parties' computers or systems. In addition, such penetration or circumvention could result in a violation of applicable data privacy and protection laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs and additional compliance costs and insurance coverage may not be available for such losses or, where available, such losses may exceed insurance limits.

We depend on the effectiveness and integrity of employees, and the systems and controls for which they are responsible, to manage operational risks.

We depend on our employees and the employees of third-parties to design, manage and operate our systems and controls. We also depend on these individuals and the systems and controls for which they are responsible to identify and mitigate the risks that are inherent in our business, relationships and activities, including compliance, risk management and fraud prevention.

As a result of this dependence, we are subject to human vulnerabilities, which may range from innocent human error to misconduct or malfeasance. Our controls and procedures may not be adequate to prevent problems resulting from such human vulnerabilities. We may fail to adequately maintain a culture of risk management among our employees. These concerns are increased when we introduce new products or services, acquire or invest in a business or implement new technologies or change systems, processes or procedures (including in connection with strategic efforts to streamline the information technology operating environment and improve data infrastructure), as we may fail to adequately identify or manage operational risks resulting from such changes. These concerns may be further exacerbated by employee turnover and labor shortages. While we continue to rely on many manual systems and controls, we are increasingly relying on automation, which presents its own risks, including potential outages or other problems, and does not eliminate the need for effective design, operation and remediation by employees.

Any of the foregoing may lead to customer remediation costs, regulatory fines or penalties, litigation or enforcement actions or limitations on our business activities, as well as reputational harm and an erosion in customer confidence, any of which could impact our financial and competitive position.

We are subject to litigation and other legal liability risks, and our expenses related to such risks may adversely affect our results.

We are subject to litigation and other legal liability risks in the ordinary course of our business. Claims and legal actions, including supervisory actions by our regulators, that have been or may be initiated against us (including against entities that we acquire) or that involve matters for which we have indemnification obligations or other retained liabilities from time to time could involve large monetary sums and significant defense costs. Claims have previously and may in the future include those from third parties alleging infringement of their claimed intellectual property rights, which if resolved in their favor could prevent us from using certain technology or trademarks or providing certain products or services. The number of claims and legal actions we face may vary from time to time and have typically increased during credit crises. The outcomes of such cases are always uncertain until finally adjudicated or resolved.

In the course of our business, we may foreclose on and take title to real estate that contains or was used in the manufacture or processing of hazardous materials or that is subject to other environmental risks. In addition, we may lease equipment to our customers that is used to mine, develop, and process hazardous materials, and our railcars may be used to transport hazardous materials. As a result, we could be subject to environmental liabilities or claims for negligence, property damage or personal injury with respect to these properties or equipment, as well as potential impacts to our reputation. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, accidents or other hazardous risks, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site or equipment involved in a hazardous incident, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination, property damage, personal injury or other hazardous risks emanating from the property or related to the equipment.

Although we establish reserves for legal claims when payments associated with the claims become probable and our liability can be reasonably estimated, these reserves may not be adequate and the actual amount paid in resolution of a legal claim may be substantially higher than any amounts reserved for the matter.

Substantial or significant legal claims or regulatory action against us or that involve matters for which we have indemnification obligations or other retained liabilities could have material adverse financial effects or cause significant reputational harm to us, which in turn could seriously harm our business prospects. For additional information, refer to the Notes to the Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data, Note 22—Commitments and Contingencies.

We depend on qualified personnel for our success and may not be able to retain or attract such personnel.

As a human capital-intensive business, our success largely depends on our ability to attract and retain qualified executive officers and management, financial, compliance, technical, operations, risk management, sales, and support employees. Attracting and retaining key employees is of heightened importance due to the significant expansion of the size, geographic reach and operational scope of our business that has occurred in connection with merger and acquisition transactions.

We face significant competition in the recruitment and retainment of qualified executive officers and other employees, and our compensation practices are subject to review and oversight of the Federal Reserve, the FDIC and other regulators. Refer to Item 1. Business—Regulatory Considerations—Compensation for additional information. If we are unable to attract and retain qualified employees due to competition, regulatory limitations or other reasons, or if the compensation costs required to attract and retain employees become more significant, our performance, including our competitive position, could be materially adversely affected. If, for whatever reason, we lost any of our current executive officers or other key employees, it may disrupt our business and growth strategies and could adversely affect our financial condition and results of operations.

We are exposed to losses related to fraud.

As technology continues to evolve, criminals are using increasingly more sophisticated techniques to commit fraud, hide fraudulent activity, and proliferate effective techniques through social media. Fraudulent activity that we have been and are likely to continue to be exposed to can come in many forms, including debit card/credit card fraud, check fraud, wire fraud, electronic scanning devices attached to automated teller machines, use of AI to facilitate the perpetration of social engineering and impersonation schemes and identity theft, peer-to-peer payment fraud, social engineering, digital fraud, malware, and phishing, smishing, or vishing attacks to obtain personal information and fraudulent impersonation of our customers through the use of falsified documents, fake identification, or stolen credentials. We expect that combating fraudulent activities as they evolve will require continued ongoing investments and attention as significant fraud could cause us direct losses for which insurance coverage may not be available, or where available, that exceed insurance limits, result in potential legal actions as a result of operational deficiency or noncompliance with regulatory standards, or impair our customer relationships, among other potential consequences, adversely impacting our reputation or results of operations.

Our business and financial performance could be impacted by natural or man-made disasters, global pandemics, civil unrest, acts of war, terrorist activities, climate change or other adverse external events.

Natural or man-made disasters (including, but not limited to, earthquakes, hurricanes, tornadoes, floods, tsunamis, fires, pollution, and explosions), global pandemics, civil unrest, acts of war, terrorist activities, climate change or other adverse external events, including government actions or other restrictions in connection with such events, could hurt our business and financial performance (i) directly through damage to our facilities or other impacts to our ability to conduct business in the ordinary course, and (ii) indirectly through such damage or impacts to our customers, suppliers or other counterparties. These events are largely outside of our control, and our ability to minimize the consequences of such events is limited. In particular, a significant amount of our business is concentrated in North Carolina, South Carolina, California, Texas, New York, Massachusetts and Florida, including areas where our operational facilities and retail and commercial customers have been and, in the future, could be impacted by hurricanes and flooding, earthquakes, wildfires, and rising sea levels. We also do business in Georgia, Virginia, Nebraska, Arizona, New Jersey, Hawaii, Nevada, as well as in Canada and other international locations our clients are domiciled, all of which also include areas significantly exposed to the risks of such events. These events or an increase in their frequency or magnitude may adversely affect our operations or the value of real properties securing our loans, or result in adverse impacts us or our customers, suppliers or other counterparties in connection with reductions in regional and local economic activity.

There has been evolving regulatory, political and social attention to the issue of climate change and related environmental sustainability matters. Refer to Item 1. Business—Regulatory Considerations—Climate for additional information on related regulatory matters. Consumers and businesses in communities that we serve may change their behavior and preferences because of issues related to climate change and new laws and regulations aimed at mitigating negative effects. Monitoring and complying with changing regulatory climate requirements may increase compliance costs and could result in the imposition of taxes and fees, the required purchase of emission credits or the implementation of significant operational changes, each of which may require us to expend significant capital and incur compliance, operating, maintenance and remediation costs.

We rely on third-parties to provide key components of our business infrastructure, and our third-parties may be responsible for or contribute to failures that adversely affect our operations.

Third-parties provide key components of our business infrastructure, including certain data processing and information services. Their services could be difficult to quickly replace in the event of failure or other interruption in service. Failures of certain third-parties to provide services could adversely affect our ability to deliver products and services to our customers leading to non-compliance with regulatory requirements. Third-parties also present information security risks to us, both directly and indirectly through our customers. While we monitor significant third-party risks, including the financial stability of critical vendors, our monitoring may be inadequate and incomplete. The failure of a critical third-party to provide key components of our business infrastructure could substantially disrupt our business and cause us to incur significant expense while harming our relationships with our customers.

Data quality and completeness may not be adequate and could cause financial or reputational harm to FCB.

Our data governance program is reliant on the execution of procedures, process controls, and system functionality, and errors may occur. Incomplete, inconsistent, or inaccurate data could result from, but not limited to, human error, system limitations, new products, changes in reporting requirements, and acquisitions. Incomplete, inconsistent, or inaccurate data could lead to non-compliance with regulatory requirements and result in fines. Additionally, adverse impacts on customers could result in reputational harm and customer attrition. Inaccurate or incomplete data presents the risk that business decisions relying on such data will prove inefficient, ineffective or harmful to us. Data deficiencies could also impair our ability to adequately and timely assess the impacts of and response to incidents. Information we provide to our investors and regulators may also be negatively impacted by inaccurate or incomplete data, which could have a wide range of adverse consequences such as legal liability and reputational harm.

Deposit insurance premiums levied on banks, including FCB, may increase if there is an increase in the number of bank failures, the cost of resolving failed banks, or the FDIC deposit insurance coverage limit.

The FDIC maintains the DIF to protect insured depositors in the event of bank failures. The DIF is funded by insurance premiums assessed on IDIs including FCB. Insurance premiums paid by banks, including FCB, could significantly increase if the FDIC requires higher premiums, including due to an increase in the number and cost of future bank failures or in the FDIC deposit insurance coverage limit. Refer to Item 1. Business—Regulatory Considerations—FDIC Insurance for additional information on insurance premiums, including special assessments.

Credit Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

Effectively managing credit risks is essential for the operation of our business. There are credit risks inherent in making any loan, including risks relating to repayment, the period of time over which the loan may be repaid, sufficiency of loan underwriting and guidelines, changes in economic and industry conditions, dealing with individual borrowers and uncertainties as to the future value of collateral. Our loan approval procedures and credit risk monitoring may be or become inadequate to appropriately manage the inherent credit risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, results of operations and financial condition because it may lead to loans that we make not being paid back in part or in full on a timely basis or at all.

Our allowance for credit losses and reserve related to off-balance sheet credit exposure may prove to be insufficient to cover actual credit losses in our credit portfolios.

We maintain an allowance for loan and lease losses ("ALLL") that is designed to cover expected credit losses on loans and leases that borrowers may not repay in their entirety. A reserve is also maintained in other liabilities to cover expected losses for off-balance sheet credit exposures. Accounting measurements related to asset impairment and the ALLL require significant estimates that are subject to uncertainty and revisions due to new information and changing circumstances. The significant uncertainties surrounding our borrowers' abilities to conduct their businesses successfully through changing economic environments, competitive challenges and other factors complicate our estimates of the risk and amount of loss on any loan. Due to the degree of uncertainty and the susceptibility to change, the actual losses may vary substantially from current estimates. We also expect fluctuations in the ALLL due to economic changes nationally as well as locally within the states in which we conduct business. The ALLL and the reserve related to off-balance sheet credit exposures may not be sufficient to cover actual losses, and future provisions for such losses could also materially and adversely affect our operating results and are also subject to significant uncertainties and fluctuations.

As an integral part of their examination process, our banking regulators periodically review the ALLL and may require us to increase it by recognizing additional provisions for credit losses charged to expense or to decrease the allowance by recognizing loan charge-offs, net of recoveries. Any future provisions for credit losses or required loan charge-offs could materially and adversely affect our financial condition and results of operations and are subject to significant uncertainties and fluctuations.

Our concentration of loans and leases in certain industries increases the risk of losses and could impair our earnings if these industries experience economic difficulties.

Our loans and leases include concentrations in non-depository financial institutions ("NDFIs") and the healthcare and technology industries. Although we believe our aggregate loan and lease portfolio is diversified, borrowers in certain industries may have a heightened vulnerability to negative economic conditions. For example, NDFIs may be subject to a less stringent regulatory environment than IDIs or BHCs, which could enable NDFIs that make loans to be less risk-sensitive in their lending which could increase the risk of default on loans NDFIs make and, consequently, the loans we make to NDFIs. There has also been recent focus on the private credit regulatory environment. An increase in regulations applicable to NDFIs could have an adverse affect on their profitability or ability to pay financial obligations, including loans payable to FCB.

Loans to NDFIs may include lending to privately held companies, many of which could be in the healthcare and technology industries. Repayment of loans for early-stage and mid-stage privately held companies may depend upon receipt by those borrowers of additional financing from venture capitalists or others, or, in some cases, a successful sale to a third-party, public offering or other form of liquidity event. Decreases in the amount of equity capital available to early-stage and mid-stage companies, including through a decrease in merger and acquisition activity, could adversely impact the ability of certain borrowers to repay their loans to us. Additionally, statutory or regulatory changes relevant to the medical and dental industries could negatively impact these borrowers' businesses and their ability to repay their loans with us.

If such events occur, our levels of nonperforming assets and charge-offs may increase, and we may be required to increase our ALLL through additional provisions on our income statement, which would reduce reported net income and could have an adverse effect on our business, financial condition, results of operations and prospects.

Refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk—Concentration for additional information on NDFIs and loan concentrations.

Deteriorating collateral values, credit quality, or our reliance on junior liens may adversely impact our business and our results of operations.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans and other obligations in accordance with the terms of the relevant agreements, and that any collateral securing the payment of their loans and obligations may be insufficient to assure full repayment. Credit losses are inherent in the business of making loans and entering into other financial arrangements. Factors that influence our credit losses include overall economic conditions affecting businesses and consumers, generally, but also residential and commercial real estate ("CRE") valuations. For example, real property collateral values may be impacted by economic conditions in the real estate market and may result in losses on loans that, while adequately collateralized at the time of origination, become inadequately collateralized over time. CRE loans may involve a higher risk of default compared to our other types of loans as a result of several factors, including, but not limited to, prevailing economic conditions and volatility in real estate markets, the growth of e-commerce, occupancy, rental collections, interest rates, and collateral value. In addition, we rely on certain junior liens which are concentrated in our consumer revolving mortgage loan portfolio. Approximately three-quarters of the consumer revolving mortgage portfolio is secured by junior lien positions, and lower real estate values for collateral underlying these loans may cause the outstanding balance of the senior lien to exceed the value of the collateral, resulting in a junior lien loan becoming effectively unsecured. Inadequate collateral values, rising interest rates and unfavorable economic conditions could result in greater delinquencies, write-downs or charge-offs in future periods, which could have a material adverse impact on our results of operations and capital adequacy.

The financial system is highly interrelated, and the default or threatened default of even a single financial institution could result in significant market-wide liquidity and credit problems, losses or defaults, lead to significant regulatory reform, or result in credit losses through potential counterparty default, any of which may adversely impact our financial condition and results of operations.

The financial system, including the soundness and stability of many financial institutions, is highly interrelated as a result of credit, trading, clearing, counterparty and other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by us or other institutions. Recent bank failures have caused significant market volatility, regulatory uncertainty, and decreased confidence in the U.S. banking system. In response to these bank failures, the U.S. government has proposed a variety of measures and new regulations designed to strengthen capital levels, liquidity standards, and risk management practices and otherwise restore confidence in financial institutions. While actions of the current presidential administration regarding the U.S. banking system appear to be less restrictive, any reforms, if adopted, could have a significant impact on banks and BHCs, including us. In addition, we have credit exposure to numerous financial institutions. Because of the closely interrelated dependencies between us and other financial institutions in a rapidly changing environment, our financial institutions portfolio management practices may not be able to offset the residual credit risk from a counterparty default and may result in credit losses. The foregoing may adversely impact our financial condition and results of operations.

Changes in domestic and foreign trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

The U.S. government announced changes to its trade policies in 2025 and significantly increased tariffs on certain imports under emergency authorities, including the International Emergency Economic Powers Act ("IEEPA"). In February 2026, the Supreme Court of the United States ruled that IEEPA does not authorize the President to impose tariffs. The current tariff environment remains dynamic and uncertain, including regarding potential refunds of tariffs paid under IEEPA, and the U.S. government could respond with replacement measures under other legal authorities. Replacement measures and changes to tariffs and other trade restrictions may lead to continuing uncertainty and volatility in U.S. and global financial markets and economic conditions which could cause adverse changes in the availability, terms and cost of capital. Additionally, potential tariffs or other U.S. trade policy measures have triggered and may trigger additional retaliatory actions by other countries such as China. Increased tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt, which in turn, could adversely impact our business, financial condition and results of operations.

We may not be able to realize our entire investment in the equipment that we lease to our customers.

Our portfolio includes leased equipment, including, but not limited to, railcars and locomotives, technology and office equipment and medical equipment. The realization of equipment values (residual values) during the life and at the end of the term of a lease is an important element in the profitability of our leasing business. At the inception of each lease, we record a residual value for the leased equipment based on our estimate of the future value of the equipment at the end of the lease term or end of the equipment's estimated useful life. If the market value of leased equipment decreases at a rate greater than we projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on the equipment, excessive use of the equipment, recession or other adverse economic conditions impacting supply and demand, it could adversely affect the current values or the residual values of such equipment.

A significant downturn in shipping by railcars could negatively impact our Rail segment, and volatility in the price of, and demand for, oil and gas may have negative effects on our loan exposures in the exploration and production section, and could also decrease the demand for our railcars.

Accounting for acquired assets may result in earnings volatility.

Fair value discounts that are recorded at the time an asset is acquired are accreted into interest income based on United States Generally Accepted Accounting Principles ("GAAP"). The rate at which those discounts are accreted is unpredictable and the result of various factors including prepayments and estimated credit losses, which may result in earnings volatility. Post-acquisition credit deterioration results in the recognition of provision expense, adversely affecting our financial condition and results of operations.

Market Risks

Failure to effectively manage our interest rate sensitivity within our defined risk appetite could adversely affect our earnings.

Our results of operations and cash flows are highly dependent upon net interest income ("NII"). Interest rates are highly sensitive to many factors that are beyond our control, including general economic and market conditions and policies of various governmental and regulatory agencies, particularly the actions of the Federal Reserve's Federal Open Market Committee ("FOMC"). Changes in monetary policy, including changes in interest rates, could influence interest income, interest expense, and the fair value of our financial assets and liabilities. If changes in interest rates on our interest-earning assets are not equal to the changes in interest rates on our interest-bearing liabilities, our NII and, therefore, our net income, could be adversely impacted.

Changes in monetary policy by the Federal Reserve resulting in lower interest rates may negatively impact our performance and financial condition due to the composition of our interest rate sensitive assets and liabilities. Our portfolio is generally in a net asset-sensitive position whereby our assets reprice faster than our liabilities, which is generally concentrated at the short end of the yield curve. While our interest expense may decline, the impact on our interest-rate sensitive assets may be greater, resulting in a potential decrease to our NII.

Conversely, if interest rates rise, our interest expense will increase and our net interest margin ("NIM") may decrease, negatively impacting our performance and our financial condition. To the extent banks and other financial services providers compete for interest-bearing deposit accounts through higher interest rates, our deposit base could be reduced if we are unwilling to pay those higher rates. If we decide to compete with those higher interest rates, our cost of funds could increase and our NIM could be reduced, dependent on the timing and sensitivities of our interest-earning assets and interest-bearing liabilities. Additionally, higher interest rates may impact our ability to originate new loans. Increases in interest rates could adversely affect the ability of our borrowers to meet higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and net charge-offs.

The higher interest rate environment of recent periods, and our offerings of higher rates to attract or maintain deposits, has increased the cost of deposits, and may continue to do so, dependent upon the FOMC's actions and other factors. We cannot control or predict with certainty changes in interest rates. The forecasts of future NII by our interest rate risk monitoring system are estimates and may be inaccurate. Actual interest rate movements may differ from our forecasts, and unexpected actions by the FOMC may have a direct impact on market interest rates. Any failure on our part to effectively manage our interest rate sensitivity within our defined risk appetite could adversely affect our earnings.

In addition, the high interest rate environment has increased costs on our other funding sources, and may continue to do so, in the event we issue additional debt or utilize other funding sources.

Unfavorable economic conditions, as considered through a range of metrics, have and could continue to adversely affect our financial condition, results of operations and cash flows.

Our business is subject to periodic fluctuations based on international, national, regional and local economic conditions. These fluctuations are not predictable, and cannot be controlled. The markets in which we have the greatest physical presence are North Carolina, South Carolina, California, Virginia, Georgia, and Florida, and we are expanding in several states in the Midwest, Great Plains and the West regions in connection with the planned BMO Branch Acquisition. We also do business in Canada, primarily related to our rail portfolio, and we conduct limited business operations in foreign jurisdictions. Unfavorable changes in unemployment, real estate values, inflation, interest rates, foreign currency exchange rate fluctuation or worsening economic conditions within our markets, particularly within those with our greatest presence, have had and could continue to have a material adverse effect on our financial condition, results of operations and cash flows.

U.S. debt ceiling and budget deficit concerns have and could continue to adversely affect our business.

The level of United States debt and global economic conditions can have a destabilizing effect on financial markets. For example, a U.S. government debt default, threatened default, or downgrade of the sovereign credit ratings of the United States by credit rating agencies, could have an adverse impact on the financial markets, interest rates and economic conditions in the United States and worldwide. The U.S. debt ceiling and budget deficit concerns in recent years have increased the possibility of U.S. government shutdowns (like the one experienced in the fourth quarter of 2025), forced federal spending reductions, debt defaults, credit-rating downgrades and an economic slowdown or recession in the United States. Political tensions may make it difficult for the U.S. Congress to agree on any further increases to or suspension of the debt ceiling in a timely manner or at all, which may lead to a default by the U.S. government or downgrades of its credit ratings. A debt default or further downgrade to the U.S. government's sovereign credit rating or its perceived creditworthiness could also adversely affect the ability of the U.S. government to support the financial stability of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, commonly known as Fannie Mae and Freddie Mac, respectively, as well as the Federal Home Loan Banks ("FHLBs"). Weakness in any of our market areas could have an adverse impact on our earnings, and consequently, our financial condition and capital adequacy.

The value of our goodwill may decline in the future.

Our goodwill could become impaired in the future. We test goodwill for impairment at least annually, comparing the estimated fair value of a reporting unit with its net book value. We also test goodwill for impairment when certain events occur, such as a significant decline in our expected future cash flows, a significant adverse change in the business climate or a sustained decline in the price of our common stock. These tests may result in a write-off of goodwill deemed to be impaired, which could have a significant adverse impact on our financial results.

The market price of our common stock may be volatile.

Although publicly traded, our common stock, particularly our Class B common stock, has less liquidity and public float than many other large, publicly traded financial services companies. Lower liquidity increases the price volatility of our common stock and could make it difficult for our stockholders to sell or buy our common stock at specific prices.

Excluding the impact of liquidity, the market price of our common stock has previously fluctuated and may continue to fluctuate widely in response to other factors, including expectations of financial and operating results, actual operating results, actions of institutional stockholders, speculation in the press or the investment community, market perception of acquisitions, rating agency upgrades or downgrades, the anticipated or actual incurrence of additional debt, stock prices of other banks, general market expectations related to the financial services industry, status of an SRP, and the potential impact of government actions affecting the financial services industry. Refer to Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for additional information with respect to variation in total returns in our Class A common stock in recent years and the volume of our Class A common stock repurchases under our SRP.

Liquidity Risks

If our current level of balance sheet liquidity were to experience significant pressure, it could affect our ability to pay withdrawals by depositors, repay the Purchase Money Note and other creditors, and fund our operations.

Our deposit base represents our primary source of core funding and balance sheet liquidity. These deposits are subject to fluctuation due to certain factors outside our control, such as increasing competitive pressures for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, or a loss of confidence by customers in us or in the banking sector generally that could result in a significant outflow of deposits within a short period of time, which may have a material adverse effect on our liquidity position. The speed today at which information can be disseminated provides an environment conducive to fast changes in liquidity.

In circumstances where our ability to generate needed liquidity is impaired, we may need to access other sources of funding such as borrowings from the FHLBs and the Federal Reserve, federal funds purchased lines, brokered deposits, or other sources of liquidity including capital market transactions such as securities sold under agreements to repurchase and sale of securities. While we maintain access to these non-core funding sources, many of these sources may be dependent on the availability of collateral as well as the counterparty's willingness and ability to lend. In addition, our ability to access the capital markets may be impacted by unforeseen market forces or interruptions or a lack of market or customer confidence in us or in the banking sector generally. Inability to access sources of liquidity may affect our ability to pay withdrawals by depositors and fund our operations.

In connection with the SVBB Acquisition, FCB issued a five-year note of approximately $35 billion payable to the FDIC (the "Purchase Money Note") due March 2028, which was subsequently amended and restated to adjust the principal amount to approximately $36.07 billion. Potential sources that we could use to fund voluntary prepayments of the Purchase Money Note or the amount due at maturity include excess liquidity (primarily comprised of interest-earning deposits at banks and proceeds from maturities and paydowns of investment securities), FHLB advances, deposit growth, loan portfolio sales, and issuance of unsecured debt or other borrowings. Refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Recent Events for a discussion of recent prepayments of the Purchase Money Note.

We are subject to enhanced liquidity risk management and other requirements, and failure to meet these requirements could result in regulatory and compliance risks, including possible restrictions on our activities, and inadequate liquidity.

As a Category IV banking organization, we are subject to enhanced liquidity risk management requirements applicable to banking organizations with $100 billion or more in total consolidated assets, including reporting, liquidity stress testing, and tailored liquidity risk management requirements. We are also subject to resolution and contingency planning at the bank-level under the CIDI Rule, as well enhanced enterprise risk management requirements. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards for additional information. As we grow, we may become subject to additional liquidity requirements including the LCR and NSFR requirements. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards—Category III Requirements. Failure to develop and maintain adequate systems and controls designed to comply with all requirements applicable to us under current regulations or as otherwise imposed by our regulators could result in regulatory and compliance risks, including adverse regulatory action (including possible restrictions on our activities), along with inadequate liquidity.

Capital Adequacy Risks

Our ability to grow is contingent upon access to capital, which may not be readily available to us as a result of credit rating reductions.

Our ability to grow is contingent on our ability to generate or otherwise access sufficient capital, including to remain well capitalized under current and future capital adequacy guidelines. Our primary capital sources have been retained earnings and debt issued through both private and public markets. Rating agencies regularly evaluate our creditworthiness and assign credit ratings to us and FCB. The ratings of the agencies are based on a number of factors, some of which are outside our control. In addition to factors specific to our financial strength and performance, the rating agencies also consider conditions generally affecting the financial services industry. There can be no assurance that we maintain our current credit ratings. Rating reductions could adversely affect our access to funding sources and increase the cost of obtaining funding.

If we fail to meet regulatory requirements, including enhanced capital adequacy, liquidity, stress testing, and capital planning requirements, or are subject to certain other legal limitations, our financial condition and ability to pay dividends or make other payments could be adversely affected.

We are subject to enhanced capital adequacy, liquidity, stress testing, and capital planning requirements as a banking organization with over $100 billion in total consolidated assets, with our enhanced prudential standards based on our total assets and other risk based factors under the Tailoring Rules. Regulators have implemented and may, from time to time, implement changes to these regulatory capital adequacy and liquidity requirements. The Parent Company and FCB are subject to bank capital rules under the Basel III framework, in addition to other capital adequacy requirements, liquidity requirements, and capital planning and stress testing requirements. The federal banking agencies have announced plans to propose enhanced capital requirements for large banking organizations in connection with the finalization of the implementation of Basel III Endgame. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards—Proposed Rule for Basel III Endgame. Failure to meet these requirements or any requirements we may become subject to in the future, or the applicability of certain other legal limitations, could adversely affect our financial condition and ability to declare dividends or make other payments or capital distributions, including equity repurchases. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards and —Regulatory Considerations—Limitations on Dividends and Other Payments for additional information.

Increases to our level of indebtedness could adversely affect our ability to raise additional capital and to meet our obligations.

Our level of indebtedness has increased by virtue of the Purchase Money Note, and the debt offerings we consummated in 2025. We also issued perpetual preferred equity in 2025 and 2026. In 2023, the federal banking agencies released an NPR, which would require large banks with total consolidated assets of $100 billion or more to maintain a minimum amount of long-term debt that can be used, in the instance of a bank's failure, to absorb losses and increase options to resolve the failed bank. However, the proposed rule has not been finalized. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards—Proposed Rule for Basel III Endgame. Our existing debt, together with any future incurrence of additional indebtedness, including through agreements with the FRB, debt issuance indentures or otherwise, could have consequences that are materially adverse to our business, financial condition or results of operations. For example, it could: (i) limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (ii) restrict us from making strategic acquisitions or cause us to make non-strategic divestitures; (iii) restrict us from paying dividends to our stockholders; (iv) increase our vulnerability to general economic and industry conditions; or (v) require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness and dividends on the preferred stock, thereby reducing our ability to use cash flows to fund our operations, capital expenditures and future business opportunities.

Compliance Risks

We operate in a highly regulated industry, and the laws and regulations that impact our operations, taxes, corporate governance, executive compensation and financial accounting and reporting, including changes in them or our failure to comply with them, may adversely affect us.

We operate in a highly regulated industry and are subject to many laws, rules, and regulations at both the federal and state levels. These broad-based laws, rules, and regulations impact the products and services we may offer and how we may offer them, the ways we may operate and the risks that we may take, the corporate and financial actions that may be taken, and the information we must publicly disclose. Some examples include enhanced prudential standards, public disclosure and reporting requirements, limitations on dividends and other payments, limitations on mergers and acquisitions, restrictions on our activities as an FHC and requirements for support of FCB, CRA requirements, payment of FDIC insurance premiums, AML and OFAC regulations, various consumer laws and regulations, and privacy, data protection and cybersecurity regulations, as well as laws that apply to our subsidiaries, including laws applicable to broker dealers, investment advisers, insurers and certain specialty businesses. Refer to Item 1. Business—Regulatory Considerations for additional information. These laws and others impact, among other things, our operations, taxes, corporate governance, executive compensation and financial accounting and reporting.

Compliance with the extensive laws and regulations applicable to BHCs and banks can be difficult and costly. In addition, changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways, including increased compliance costs that may limit our ability to pursue business opportunities and result in a material adverse impact on our financial condition and results of operations. Such changes could subject us to additional compliance and other costs, limit the types of financial services and products we may offer or business opportunities we may pursue, increase the ability of nonbanks to offer competing financial services and products, among other things, any of which may result in a material adverse impact on our financial condition and results of operations. Failure to comply with laws, regulations, or policies could result in adverse regulatory action (including potential limitations on our future acquisitions or activities, or requirements to forfeit assets), civil money penalties, or reputation damage. In addition to the other limitations described herein, the ability of our bank and its subsidiaries to guarantee our debt may be restricted and certain regulatory requirements may be imposed that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital under GAAP.

Failure to meet regulatory requirements related to information security and data privacy may subject us to fines, litigation, or regulatory enforcement actions.

Data privacy and security risks are areas of heightened legislative and regulatory focus in recent years. We collect, process, maintain, and store personal information of customers, prospects and employees, and employ data security and technology solutions to support adherence to our data protection obligations and risk mitigation efforts. The collection, sharing, use, disclosure, and protection of these types of information are governed by federal and state law. An increasing number of states have actual or proposed privacy and information security regulations. The U.S. Congress and federal regulators have also implemented or are considering implementing similar laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. Refer to Item 1. Business—Regulatory Considerations— Privacy, Data Protection, and Cybersecurity for additional information.

We continue to monitor developments and changes to applicable privacy and information security regulations and adapt our current practices to changing requirements. Failure to meet regulatory requirements related to information security and data privacy may subject us to fines, litigation, or regulatory enforcement actions. Changes to our business practices, policies, or systems, as a result of changing requirements or otherwise, may also adversely impact our operating results.

We face heightened compliance risks related to certain specialty commercial business lines.

Our Rail segment is subject to various laws, rules and regulations administered by authorities in various jurisdictions. In the United States, our equipment financing and leasing operations, including for our portfolio of railcars, maritime lending and other equipment financing and leasing, are subject to rules and regulations relating to safety, operations, maintenance and mechanical standards promulgated by various federal and state agencies and industry organizations, including the U.S. Department of Transportation, the Federal Railroad Administration, the Association of American Railroads, the Maritime Administration, the U.S. Coast Guard, and the U.S. Environmental Protection Agency. We are also subject to regulation by governmental agencies in foreign countries in which we do business. Our business operations and our equipment financing and leasing portfolios may be adversely impacted by rules and regulations promulgated by governmental and industry agencies, which could require substantial modification, maintenance, or refurbishment of our railcars, ships or other equipment, or could potentially make such equipment inoperable or obsolete. Failure to comply with these laws, rules and regulations could result in sanctions by regulatory agencies (including potential limitations on our future acquisitions or operations, or requirements to forfeit assets), civil money penalties, or reputation damage. Additionally, we may incur significant expenses in our efforts to comply with these laws, rules and regulations.

We are subject to enhanced prudential standards, and failure to comply with these standards could have a material adverse effect on our business, financial condition or results of operations.

Because we have over $100 billion in total consolidated assets, we are subject to certain enhanced prudential standards as a Category IV banking organization. We will be subject to further requirements as we grow if we meet or exceed certain other thresholds for asset size and other risk-based factors, including those under the federal banking agencies' Tailoring Rules for banking organizations with $250 billion or more in total consolidated assets. Federal banking agencies are also considering further requirements. Refer to Item 1. Business—Regulatory Considerations—Enhanced Prudential Standards.

Along with our growth, expectations are heightened to maintain strong risk management. We expect to incur significant expense in continuing to develop systems and controls designed to comply with all such requirements applicable to us. If we fail to develop and maintain at a reasonable cost the systems and processes necessary to comply with the standards and requirements imposed by these rules, it could have a material adverse effect on our business, financial condition or results of operations.

We are subject to certain laws and regulations designed to protect consumers in transactions with financial institutions against unfair, deceptive and abusive business practices and compliance with such laws and regulations and related enforcement actions may impact our business operations and profitability.

We are subject to consumer financial protection laws and regulations that prevent us from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services. Refer to Item 1. Business—Regulatory Considerations—Consumer Laws and Regulations for additional information. Compliance with such laws and regulations may be costly and enforcement actions may include imposition of substantial monetary penalties and nonmonetary requirements, which may impact our business operations and profitability.

We may be adversely affected by changes in United States and foreign tax laws and other tax laws and regulations.

Corporate tax rates affect our profitability and capital levels. We are subject to the income tax laws of the United States, its states and their municipalities and to those of the foreign jurisdictions in which we do business. These tax laws are complex and may be subject to different interpretations. We must make judgments and interpretations about the application of these tax laws when determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. Changes to the tax laws, administrative rulings or court decisions could affect our Regulatory Capital Ratios and could have an adverse impact on our financial condition and results of operations.

We are subject to ESG risks, which may adversely affect our reputation and ability to retain employees and customers, and failure to comply with applicable regulations could have an adverse affect on our business, financial condition or results of operations.

We are subject to a variety of risks arising from ESG matters. ESG matters include, but are not limited to, climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers and third parties with whom we otherwise do business. ESG, and particularly Diversity, Equity, and Inclusion, initiatives have become increasingly polarized issues, with strong opponents and proponents. The federal government and some states have introduced or passed bills to restrict, regulate, or prohibit ESG initiatives. See Item 1. Business—Regulatory Considerations—Climate and —Debanking and Fair Access for additional information. The ESG landscape is dynamic and constantly evolving, and significant resources are required to monitor the rapidly changing regulatory landscape and to comply with the regulations and expectations. If our ESG practices do not meet (or are viewed as not meeting) investor or other stakeholder expectations and standards, our reputation and employee and customer retention may be adversely affected. In addition, our failure to comply with any applicable regulations could lead to penalties, adversely impact our access to capital and impact third parties on which we rely. The failure to meet ESG expectations or comply with applicable regulations could have an adverse effect on our business, financial condition or results of operations.

Financial Reporting Risks

Accounting standards may change and increase our operating costs or otherwise adversely affect our results.

The Financial Accounting Standards Board ("FASB") and the SEC periodically modify the standards governing the preparation of our financial statements. The nature of these changes is not predictable and has impacted and could further impact how we record transactions in our financial statements, which has led to and could lead to material changes in assets, liabilities, stockholders' equity, revenues, expenses and net income. Implementation of new accounting rules or standards could additionally require us to implement technology changes which could impact ongoing earnings.

Our accounting policies and processes require management to make judgments, assumptions or estimates about matters, which may result in us reporting materially different results or amounts than would have been reported using different judgments, assumptions or estimates.

Accounting policies and processes are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with GAAP. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in us reporting materially different results than would have been reported under a different alternative.

Management has identified certain accounting policies as being critical because they require management to make difficult, subjective or complex conclusions about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, we may be required to adjust accounting policies or restate prior period financial statements. Refer to "Critical Accounting Estimates" included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our business is highly quantitative and requires widespread use of financial models for day-to-day operations; these models may produce inaccurate predictions that significantly vary from actual results, and we may rely on them in making decisions that adversely affect our business or the information we provide to our investors and regulators.

We rely on qualitative and quantitative models to measure risks and to estimate certain financial values. Such models may be used in many processes including, but not limited to, the pricing of various products and services, classifications and grading of loans, setting interest rates on loans and deposits, quantifying interest rate and other market risks, forecasting losses, measuring capital adequacy and calculating economic and regulatory capital levels. Models may also be used to estimate the value of financial instruments and balance sheet items. Inaccurate or erroneous models present the risk that business decisions relying on the models and their outputs will prove inefficient, ineffective or harmful to us. Additionally, information we provide to our investors and regulators may be negatively impacted by inaccurately designed or implemented models. For further information on risk monitoring, refer to the "Risk Management" section included in Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

We may fail to maintain an effective system of internal control over financial reporting, which, among other things, could hinder our ability to prevent fraud and provide reliable financial reports to key stakeholders.

We must have effective internal controls over financial reporting in order to provide reliable financial reports, to effectively prevent fraud and to operate successfully as a public company. We may discover material weaknesses or significant deficiencies requiring remediation, which would require additional expense and diversion of management attention, among other consequences.

Any failure to maintain effective internal controls or to implement any necessary improvement of our internal controls in a timely manner could, among other things, result in losses from fraud or error, harm our reputation, cause us to violate regulatory requirements or otherwise become subject to legal liability, or cause investors to lose confidence in our reported financial information, each of which could have a material adverse effect on our results of operations, financial condition and the market value of our common stock.

Item 1C. Cybersecurity

Risk Management and Strategy

BancShares maintains a robust framework for identifying, assessing, monitoring, and managing material risks from cybersecurity threats, integrating processes and controls within our overall risk management program. As part of its cybersecurity risk management framework, BancShares leverages a Three Lines of Defense model (the "Three Lines Model") to promote clarity of roles and responsibilities in managing risk. Under the Three Lines Model, our Enterprise Cyber Security Office ("ECSO"), led by our Chief Information Security Officer (the "CISO"), acts as a first line of defense and has primary responsibility for identifying, assessing, monitoring, and managing material risks from cybersecurity threats. Our CISO reports to our Chief Information and Operations Officer ("CIOO"), who reports directly to our Chief Executive Officer. Within ECSO, the Cyber Security Operation Center identifies, assesses, monitors, and manages potential cybersecurity events in coordination with the Enterprise Technology Enterprise Incident Management ("EIM") team, escalating incidents and events to EIM in accordance with established procedures and the Enterprise Severity Matrix. In addition, BancShares maintains a third-party risk management team tasked with managing risk posed by third-party engagements, including from cybersecurity threats.

Second-line independent risk management, including compliance, enterprise risk management, and operational risk management, works with the first line to manage material risks in accordance with BancShares' Risk Appetite Policy. The Risk Appetite Policy requires the first line to annually document and align business strategies and key indicators with risk appetite thresholds. The third-line in the Three Lines Model is our internal audit team, which provides independent assurance that enterprise cybersecurity controls are designed appropriately and operating effectively.

BancShares maintains processes for reporting and escalation from each line of defense through management to senior leadership, to management-level committees, to committees of the Board and to the Board, as appropriate. Reporting includes top and emerging risks and other operational risk metrics.

BancShares follows a defense-in-depth strategy implemented through a layered control framework to protect the organization against cybersecurity threats and attacks. ECSO remains committed to maintaining and improving preventative and detective controls and enhancing our defenses in response to the evolving threat landscape. This mission is supported by policy, standards, and procedures which align to industry frameworks, including the National Institute of Standards and Technology Cybersecurity Framework.

BancShares has implemented a threat awareness program that includes cross-organizational information sharing capabilities for threat intelligence and membership and engagement with intelligence communities, including but not limited to, the Financial Services Information Sharing and Analysis Center, the Financial Services Sector Coordinating Council, the Federal Bureau of Investigation, and the U.S. Department of Homeland Security. BancShares also utilizes external experts and third-party assessors to maximize its risk intelligence coverage and to enhance risk detection and remediation capabilities. BancShares engages internal audit, external assessors, and consultants to independently assess, benchmark, and support scaling of its cybersecurity risk management and detection capabilities. Consultants also assess BancShares' cybersecurity systems and perform vulnerability testing to identify control gaps and improvement opportunities.

The BancShares information security program continues to operate under heightened awareness due to industry threats and recent acquisitions. For more information regarding the risks we face from cybersecurity threats, refer to Item 1A. Risk Factors. Thus far, there have been no cybersecurity incidents that we have determined to have materially affected or to be reasonably likely to materially affect us, including with respect to our business, results of operations, or financial condition. The focus continues to be on monitoring the threat landscape and integration of entities, and enhancing our cybersecurity posture and capabilities.

Governance

The Board has oversight responsibility for the organization and its activities, including enterprise risk management and cybersecurity risks. The Board conducts oversight of management through board committees, presentations from senior leadership, and routine Board-directed reporting to ensure management continues to operate and conduct business in alignment with BancShares' Risk Appetite Statement. Additionally, the Board receives regular reports from the respective board committees and regular program updates.

Board oversight of cybersecurity and the ECSO organization is delegated to the Technology Committee of the Board. The Technology Committee oversees cybersecurity and other risks through reporting from management and regular program updates. The Technology Committee receives information on cybersecurity risk, including risk appetite thresholds, breaches and emerging risks, and the control environment, from various sources, including the CIOO, CISO, second-line independent risk management, and internal audit. Additionally, the Technology Committee reviews BancShares' information security policy and program with a focus on whether they are appropriate to protect the data, records, and proprietary information of BancShares as well as that of its customers and employees. The Risk Committee of the Board is responsible for our operational risk management, including oversight of the operation of our risk management framework and its application to cybersecurity and other categories of operational risk.

In addition, the Audit Committee of the Board monitors internal audit's coverage of cybersecurity governance, risks, and related controls, including any identified deficiencies that could adversely affect the ability to record, process, summarize, and report financial data.

Management-level committees ("Management Committees"), which include as members the CISO and other cybersecurity leadership, have clear lines of communication with the Board and its committees. The Management Committees are designed with a purpose-driven scope and decision-making authority and are required to provide the Board with regular reporting of management's business activities and the potential risk associated with those activities. Management Committees are informed by EIM following the incident management process.

The CISO is responsible for assessing and managing material cyber risks. The CISO's expertise with managing cybersecurity operations, security engineering, architecture and design, threat hunting/intelligence and insider threat programs is based on more than 14 years of cybersecurity experience with prior roles as head of cyber operations at LFIs as well as over 20 years spent testing and maturing cyber programs in a variety of security roles. The CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity events by ECSO through regular reporting and escalations, as required. The CIOO, the CISO, and others, report information about material risks from cybersecurity threats to the Board or a committee or subcommittee of the Board.

Item 2. Properties

We are headquartered in a nine-story building with approximately 163,000 square feet that is located in Raleigh, North Carolina, which is owned by FCB. FCB also owns and occupies two separate facilities in Raleigh as well as a facility in Columbia, South Carolina, which serve as data or operations centers. As of December 31, 2025, FCB operated more than 500 branches and offices throughout the United States. FCB owns many of our branch buildings and leases other facilities from third parties. We believe that these properties are in good condition, are well maintained, and are suitable and adequate for our business needs.

Additional information relating to leased office space is set forth in Note 7—Leases and additional information relating to premises and equipment is set forth in Note 8—Premises and Equipment of the Notes to Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

Item 3. Legal Proceedings.

Information relating to legal proceedings is set forth in Note 22—Commitments and Contingencies of the Notes to Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data, and is incorporated herein by reference.

PART II—OTHER INFORMATION

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Parent Company has two classes of common stock—Class A and Class B common stock. Shares of Class A common stock have one vote per share, while shares of Class B common stock have 16 votes per share. The Class A common stock is listed on the Nasdaq Global Select Market under the symbol FCNCA. The Class B common stock is traded on the over-the-counter market and quoted on the OTC Pink Market under the symbol FCNCB. As of February 13, 2026, there were 838 and 115 holders of record with respect to the Class A common stock and Class B common stock, respectively. The market volume for Class B common stock is extremely limited. On many days there is no trading and, to the extent there is trading, it is generally low volume. Over-the-counter market quotations for the Parent Company's Class B common stock represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transaction prices.

The average monthly trading volume for the Class A common stock was 2,250,289 shares during the fourth quarter of 2025 and 2,160,372 shares for the year ended December 31, 2025. The Class B common stock monthly trading volume averaged 1,503 shares during the fourth quarter of 2025 and 1,861 shares for the year ended December 31, 2025.

On July 25, 2025, BancShares announced that the Board authorized a new share repurchase program (the "2025 SRP"), which allows BancShares to repurchase shares of its Class A common stock in an aggregate amount up to $4.0 billion through December 31, 2026. Repurchases under the 2025 SRP commenced in September 2025 upon the completion of the $3.5 billion share repurchase program announced in July 2024 (the "2024 SRP"). During 2025, BancShares repurchased approximately $3.03 billion of its Class A common stock in aggregate under the 2024 SRP and the 2025 SRP. The total capacity remaining under the 2025 SRP was $2.81 billion as of December 31, 2025.

During the fourth quarter of 2025, we repurchased 479,470 shares of our Class A common stock for approximately $900 million and paid a dividend of $2.10 per share on our Class A and Class B common stock. Shares repurchased during the fourth quarter of 2025 represented 4.13% of Class A common stock and 3.80% of total Class A and Class B common stock outstanding at September 30, 2025. From inception of the 2024 SRP and 2025 SRP through December 31, 2025, we have repurchased 2,393,103 shares of our Class A common stock for approximately $4.69 billion, representing 17.69% of Class A common stock and 16.47% of total Class A and Class B common stock outstanding as of June 30, 2024.

From January 1, 2026 through February 13, 2026, BancShares repurchased additional shares of Class A common stock for a total of $443 million and has total capacity remaining under the 2025 SRP of $2.37 billion as of February 13, 2026.

Under the 2025 SRP, shares of BancShares' Class A common stock may be purchased from time to time on the open market or in privately negotiated transactions, including through a Rule 10b5-1 plan, but the Board's action does not obligate BancShares to repurchase any minimum or particular number of shares, and repurchases may be suspended or discontinued at any time (subject to the terms of any Rule 10b5-1 plan in effect) without prior notice.

The following table summarizes our monthly Class A common stock repurchase activity during the fourth quarter of 2025.

Issuer Repurchases of Class A Common Stock

dollars in millions, except per share data	Total Number of Class A Shares Purchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet be Purchased Under Plan
Repurchases from October 1 - 31, 2025	183,077	$ 1,757.16	183,077	$ 3,389
Repurchases from November 1 - 30, 2025	146,134	1,834.03	146,134	3,121
Repurchases from December 1 - 31, 2025	150,259	2,065.04	150,259	2,811
Total	479,470	$ 1,877.07	479,470	$ 2,811

The graph and table below compare the cumulative total shareholder return ("CTSR") of our Class A common stock to selected industry and broad-market indices. The broad-market index comparison is to the Nasdaq US Benchmark Total Return Index and the industry index comparison is to the KBW Nasdaq Bank Total Return Index, which includes banking stocks representing large U.S. national money centers, regional banks and thrift institutions. Each trend line assumes $100 was invested on December 31, 2020, and dividends were reinvested for additional shares.

The performance graph represents past performance and should not be considered to be an indication of future performance.



	2020	2021	2022	2023	2024	2025
FCNCA	$ 100	$ 145	$ 133	$ 248	$ 371	$ 378
Nasdaq US Benchmark Total Return Index	100	126	101	128	159	187
KBW Nasdaq Bank Total Return Index	100	138	109	108	148	196

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's discussion and analysis ("MD&A") of earnings and related financial data is presented to assist in understanding the financial condition and results of operations of BancShares. Unless otherwise noted, the terms "we," "us," "our," and "BancShares" in this MD&A refer to our consolidated financial condition and results of operations.

This MD&A is expected to provide our investors with a view of our financial condition and results of operations from our management's perspective. This MD&A should be read in conjunction with the audited consolidated financial statements and Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data. Throughout this MD&A, references to a specific "Note" refer to the Notes to Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform with financial statement presentations for 2025, the reclassifications had no effect on stockholders' equity or net income as previously reported. Refer to Note 1—Significant Accounting Policies and Basis of Presentation.

Management uses certain financial measures that are not presented in accordance with GAAP in its analysis of the financial condition and results of operations of BancShares. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation of these financial measures to the most directly comparable financial measures in accordance with GAAP.

Comparisons of the financial data as of and for the years ended December 31, 2024 and 2023 are contained in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of BancShares' Annual Report on Form 10-K as of and for the year ended December 31, 2024 (the "2024 Form 10-K") filed with the SEC on February 21, 2025 and available through our investor relations website ir.firstcitizens.com or the SEC's EDGAR database.

EXECUTIVE OVERVIEW

Key Strategic Objectives

BancShares defines strategic priorities to further our vision and align goals to enhance productivity while focusing on risk management throughout the organization. Our strategic priorities center around the themes summarized below.

- *Client Focus*
    - Expand and grow our capabilities and products while harnessing the scale of the enterprise and maintaining a client-first focus.

- *Talent and Culture*
    - Attract, retain and develop associates who align with our long-term direction and culture while scaling for continued growth.

- *Operational Efficiency*
    - Optimize processes and systems to reduce organizational complexity and maximize productivity.
    - Continue to streamline systems to simplify our information technology operating environment and improve our data infrastructure.

- *Balance Sheet Optimization*
    - Manage our balance sheet prudently to optimize our funding and liquidity profile while driving core deposit growth and enhancing returns.

Recent Events

Equity Transactions
Share Repurchase Programs
On July 25, 2025, BancShares announced that the Board authorized the 2025 SRP, which allows BancShares to repurchase shares of its Class A common stock in an aggregate amount up to $4.0 billion through December 31, 2026. Repurchases under the 2025 SRP commenced in September 2025 upon the completion of the $3.5 billion 2024 SRP announced in July 2024. During 2025, BancShares repurchased $3.03 billion of its Class A common stock in aggregate under the 2024 SRP and the 2025 SRP. The total capacity remaining under the 2025 SRP was $2.81 billion as of December 31, 2025 and $2.37 billion as of February 13, 2026.

Refer to Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for additional information regarding repurchases of Class A common stock.

Preferred Stock Issuances
On November 18, 2025, the Parent Company issued and sold 7.000% non-cumulative perpetual preferred stock, series D, for a total of $500 million. In February 2026, the Parent Company issued and sold 6.625% non-cumulative perpetual preferred stock, series E for a total of $400 million. Refer to Note 15—Stockholders' Equity for further information, including depositary shares and liquidation preference.

Debt Transactions
Partial Prepayments of the Purchase Money Note
In connection with the SVBB Acquisition (as defined and described in Note 2—Business Combinations), FCB issued a five-year, 3.50% fixed rate Purchase Money Note (as defined in Note 2—Business Combinations), which had a carrying value of $33.39 billion and $35.82 billion at December 31, 2025 and 2024, respectively. During December 2025, FCB prepaid $2.49 billion of the Purchase Money Note (the "Partial Prepayment of the Purchase Money Note"), which resulted in a $9 million loss on extinguishment of debt. We will continue to monitor the interest rate environment and FCB's collateral position for the Purchase Money Note and assess further prepayments as discussed below in the Funding, Liquidity and Capital Overview. In both January 2026 and February 2026, we made additional prepayments of approximately $500 million.

Debt Redemption
On June 15, 2025, the Parent Company executed a callable feature and redeemed all $350 million aggregate principal amount of its 3.375% Fixed-to-Floating Rate Subordinated Notes due in 2030 (when combined with the Purchase Money Note Partial Prepayment, the "2025 Debt Redemptions").

Debt Issuances
The Parent Company issued and sold the following during 2025 (together the "2025 Debt Issuances") in public offerings:
- On September 5, 2025, $600 million aggregate principal amount of its 5.600% Fixed Rate Reset Subordinated Notes due in 2035, and
- On March 12, 2025, $500 million aggregate principal amount of its 5.231% Fixed-to-Floating Rate Senior Notes due in 2031 and $750 million aggregate principal amount of its 6.254% Fixed-to-Fixed Rate Subordinated Notes due in 2040.

Pending Branch Acquisition
On October 16, 2025, FCB announced the BMO Branch Acquisition to acquire 138 branches from BMO Bank N.A. located throughout the Midwest, Great Plains and West regions of the U.S. In connection with the BMO Branch Acquisition, FCB expects to assume approximately $5.7 billion in deposit liabilities and acquire approximately $1.1 billion in loans. We expect the transaction to close in the second half of 2026, subject to customary closing terms and conditions and regulatory approvals.

Termination of the Shared-Loss Agreement with the FDIC
On April 7, 2025, FCB and the FDIC entered into an agreement (the "Shared-Loss Termination Agreement") to terminate the Shared-Loss Agreement (as defined in Note 2—Business Combinations). As a result of entering into the Shared-Loss Termination Agreement, all rights and obligations of the parties under the Shared-Loss Agreement terminated as of the date of the Shared-Loss Termination Agreement, including FCB's reporting covenants and obligations related to FDIC Loss Sharing and FCB reimbursement (each as defined in Note 2—Business Combinations). The decision to enter into the Shared-Loss Termination Agreement was motivated, in part, by FCB's determination that the likelihood of reaching the $5 billion loss threshold during the five-year period covered by the Shared-Loss Agreement was remote. Additionally, the Shared-Loss Termination Agreement eliminated the reporting responsibilities associated with the Shared-Loss Agreement. There was no impact to our consolidated balance sheets or statements of income resulting from the Shared-Loss Termination Agreement

because there was no loss indemnification asset or true-up liability associated with the Shared-Loss Agreement, primarily based on evaluation of historical loss experience and the credit quality of the Covered Assets (as defined in Note 2—Business Combinations).

The impacts to the Risk-Based Capital Ratios resulting from the Shared-Loss Termination Agreement are discussed in the "Capital" section of this MD&A.

Financial Reporting Updates
Changes to Reportable Segments
As of December 31, 2025, our reportable segments included the General Bank, the Commercial Bank, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. During 2025, we made the following Segment Reporting Updates:
- All components previously reported in the SVB Commercial segment and certain components of the General Bank segment were consolidated into the Commercial Bank segment.
- We made minor updates to our segment expense allocations.

Segment disclosures for the years ended December 31, 2024 and 2023 included in this Form 10-K were recast to conform with the Segment Reporting Updates summarized above.

Loan Class Changes
At December 31, 2025, our commercial loan classes included: commercial and industrial, capital call lines, owner occupied commercial mortgage, investor dependent, and commercial real estate, while our consumer loan classes included: residential mortgage, revolving mortgage, auto, and other consumer.

During 2025, we changed our loan classes ("Loan Class Changes") from the loan classes in the 2024 Form 10-K. The Loan Class Changes recast capital call lines and commercial real estate into separate loan classes, and recast SVB loan classes into the commercial loan classes. Additionally, investor dependent - early stage and investor dependent - growth stage were combined into a single investor dependent loan class.

The Loan Class Changes are further discussed in Note 1—Significant Accounting Policies and Basis of Presentation. Loan and lease and ALLL disclosures for all periods presented in this Form 10-K were recast to reflect the Loan Class Changes.

Recent Economic, Industry and Regulatory Developments
Entering 2025, the FOMC had reduced the benchmark federal funds rate to a range between 4.25% - 4.50% and maintained this level until its September meeting. During each of its September, October and December meetings in 2025, the FOMC reduced the benchmark federal funds rate by a quarter-point, to a range between 3.50% - 3.75% as of December 31, 2025. During the January 2026 FOMC meeting, the benchmark federal funds rate was left unchanged.

The U.S. government announced changes to its trade policies in 2025 and significantly increased tariffs on certain imports under emergency authorities, including IEEPA. In February 2026, the Supreme Court ruled that IEEPA does not authorize the President to impose tariffs. The current tariff environment remains dynamic and uncertain, including regarding potential refunds of tariffs paid under IEEPA, and the U.S. government could respond with replacement measures under other legal authorities. We continue to closely monitor both the impact and potential impact of such measures on our business, our customers and on overall economic conditions in the United States.

On July 4, 2025, President Trump signed into law H.R. 1, referred to as the One Big Beautiful Bill Act (the "OBBBA"). The OBBBA contains several provisions that impact corporate taxation. The enactment of the OBBBA did not have a material impact on our tax rate or results of operations.

Financial Performance Summary

The following tables in this MD&A include financial data as of and for the year ended December 31, 2025 (the "current year"), December 31, 2024 (the "prior year") and December 31, 2023. We focus the discussion of our financial position by comparing balances as of December 31, 2025 to December 31, 2024. Percent changes within this MD&A are based on unrounded amounts and may not recalculate precisely using the displayed rounded balances.

Table 1
Selected Financial Data

dollars in millions, except share data

	Year Ended December 31,		
	2025	**2024**	**2023**
Results of Operations:			
Interest income	$ 11,778	$ 12,353	$ 10,391
Interest expense	4,964	5,210	3,679
Net interest income	6,814	7,143	6,712
Provision for credit losses	514	431	1,375
Net interest income after provision for credit losses	6,300	6,712	5,337
Noninterest income	2,727	2,615	12,075
Noninterest expense	6,056	5,735	5,335
Income before income taxes	2,971	3,592	12,077
Income tax expense	765	815	611
Net income	2,206	2,777	11,466
Preferred stock dividends	57	61	59
Net income available to common stockholders	$ 2,149	$ 2,716	$ 11,407
Per Common Share Information:			
Weighted average common shares outstanding (diluted)	13,002,455	14,342,655	14,539,613
Diluted earnings per common share	$ 165.24	$ 189.41	$ 784.51
Key Performance Metrics:			
Return on average assets	0.96 %	1.26 %	5.90 %
Net interest margin [1]	3.25	3.54	3.92
Net interest margin, excluding purchase accounting accretion or amortization [1] [2]	3.13	3.30	3.50
Select Average Balances:			
Investment securities	$ 44,160	$ 37,029	$ 23,112
Total loans and leases [3]	143,227	137,546	119,234
Operating lease equipment, net	9,432	9,003	8,495
Total assets	229,266	219,800	194,281
Total deposits	159,486	151,004	130,590
Total borrowings	38,061	37,399	31,843
Total stockholders' equity	22,357	22,297	17,937
Select Ending Balances:			
Investment securities	$ 41,564	$ 44,090	$ 29,999
Total loans and leases	147,930	140,221	133,302
Operating lease equipment, net	9,621	9,323	8,746
Total assets	229,698	223,720	213,758
Total deposits	161,578	155,229	145,854
Total borrowings	36,008	37,051	37,654
Total stockholders' equity	22,238	22,228	21,255
Loan to deposit ratio	91.55 %	90.33 %	91.39 %
Noninterest-bearing deposits to total deposits	25.16	24.89	27.29
Capital Ratios:			
Total risk-based capital	13.71 %	15.04 %	15.75 %
Tier 1 risk-based capital	11.91	13.53	13.94
Common equity Tier 1	11.15	12.99	13.36
Tier 1 leverage	9.29	9.90	9.83
Select Asset Quality Metrics:			
Ratio of nonaccrual loans to total loans	0.88 %	0.84 %	0.73 %
Allowance for loan and lease losses to loans ratio	1.06	1.20	1.31

[1] Calculated net of average credit balances of factoring clients to appropriately reflect the interest-earning portion of factoring receivables.

[2] Net interest margin ("NIM"), excluding purchase accounting accretion or amortization ("PAA"), is a non-GAAP financial measure. Refer to the "NII, NIM, and Interest Income on Loans and Leases, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.

[3] Average loan balances include loans held for sale and nonaccrual loans.

Financial highlights are summarized below. Further details are discussed in the "Results of Operations" and "Balance Sheet Analysis" sections of this MD&A.

Income Statement Highlights

- *Net income* for the current year was $2.21 billion, a decrease of $571 million or 21%, from $2.78 billion for the prior year. Net income available to common stockholders for the current year was $2.15 billion, a decrease of $567 million or 21%, from $2.72 billion for the prior year. Earnings per diluted common share for the current year was $165.24, a decrease from $189.41 for the prior year. The decrease in net income and net income available to common stockholders was due to lower NII, higher noninterest expense and provision for credit losses, partially offset by higher noninterest income and lower income tax expense, as further discussed below.

- *NII* for the current year was $6.81 billion, a decrease of $329 million or 5%, from $7.14 billion for the prior year. *NIM* for the current year was 3.25%, a decrease of 29 bps, from 3.54% for the prior year. The decreases in NII and NIM were mainly due to lower yields on loans, lower average balance and yields on interest-earning deposits at banks, and lower PAA, partially offset by the impacts of a decline in the rate paid on interest-bearing deposits and a higher average balance of loans and investment securities.

  ◦ PAA for the current year was $251 million, a decrease of $230 million, from $481 million for the prior year. NIM, excluding PAA,[1] for the current year was 3.13%, a decrease of 17 bps, from 3.30% for the prior year.

- *Noninterest income* for the current year was $2.73 billion, an increase of $112 million or 4%, from $2.62 billion for the prior year, mostly due to increases in rental income on operating lease equipment of $48 million, wealth management services of $18 million, international fees of $17 million, other noninterest income of $12 million, deposit fees and service charges of $11 million, and lending related fees of $9 million, partially offset by a modest decrease in cardholder services.

- *Noninterest expense* for the current year was $6.06 billion, an increase of $321 million or 6% from $5.74 billion for the prior year, mostly due to increases in personnel cost of $216 million, marketing expense of $66 million, equipment expense of $51 million, third-party processing fees of $38 million, and maintenance and other operating lease expenses of $25 million, partially offset by a decrease in acquisition-related expenses of $69 million.

- *Provision for credit losses* for the current year was $514 million, an increase of $83 million or 19%, from $431 million for the prior year. The current year provision for credit losses included a provision for loan and lease losses of $530 million, partially offset by a benefit for off-balance sheet credit exposure of $18 million.

  ◦ The provision for loan and lease losses for the current year was $530 million, an increase of $61 million, from $469 million for the prior year, mainly attributable to an increase in net charge-offs of $100 million, which included a charge-off of $82 million on a single supply chain finance client, partially offset by an ALLL reserve release that increased $39 million compared to the prior year. The reserve release in the current year was $110 million, compared to $71 million in the prior year. The ALLL reserve release is discussed below in the Balance Sheet Highlights.

  ◦ The benefit for off-balance sheet credit exposure for the current year was $18 million, compared to $38 million for the prior year.

- *Income tax expense* for the current year was $765 million, a decrease of $50 million, from $815 million for the prior year, largely due to lower income before income taxes.

- *Return on average assets* for the current year was 0.96%, compared to 1.26% for the prior year due to the decrease in net income explained above.

[1] *NIM, excluding PAA is a non-GAAP measure. Refer to the "NII, NIM, and Interest Income on Loans and Leases, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for further discussion.*

Balance Sheet Highlights

- *Loans and leases* at December 31, 2025 were $147.93 billion, an increase of $7.71 billion or 6% from $140.22 billion at December 31, 2024. Loan growth in the Commercial Bank segment of $7.64 billion was mainly in Global Fund Banking and other industry verticals, primarily technology media and telecommunications ("TMT") and Healthcare. Loan growth of $71 million in the General Bank segment was primarily in Wealth, SBA and Community Association Banking portfolios, partially offset by a transfer of $694 million residential mortgage loans to held for sale in December 2025.

- *Investment securities* at December 31, 2025 were $41.56 billion, a decrease of $2.53 billion or 6% from $44.09 billion at December 31, 2024, as maturities and sales offset the purchase of short duration available for sale U.S. treasury and agency mortgage-backed securities. Investment securities were a primary funding source for the $2.49 billion Partial Prepayment of the Purchase Money Note in December 2025.

- *Deposits* at December 31, 2025 were $161.58 billion, an increase of $6.35 billion or 4% from $155.23 billion at December 31, 2024. As shown in Table 2 below, the increase from December 31, 2024 was attributable to deposit growth in Corporate of $3.02 billion (which primarily includes the Direct Bank), the General Bank segment of $1.84 billion and the Commercial Bank segment of $1.51 billion. Noninterest-bearing deposits grew by $2.02 billion or 5% compared to December 31, 2024 and represented 25.2% of total deposits as of December 31, 2025, compared to 24.9% at December 31, 2024.

- *Borrowings* at December 31, 2025 were $36.01 billion, a decrease of $1.04 billion or 3%, from $37.05 billion at December 31, 2024. The decrease was primarily due to the 2025 Debt Redemptions with an aggregate principal amount of $2.84 billion, which includes the $2.49 billion Partial Prepayment of the Purchase Money Note, partially offset by the 2025 Debt Issuances with aggregate principal amounts totaling $1.85 billion.

- The ALLL was $1.57 billion at December 31, 2025, compared to $1.68 billion at December 31, 2024, resulting in an ALLL reserve release of $110 million in the current year, mainly driven by loan growth concentrated in capital call lines which have a lower loss rate relative to our other loan portfolios, elimination of the reserves related to Hurricane Helene, a modest shift in our weighting from the downside to baseline economic scenario (as further discussed in the "Critical Accounting Estimates" section of this MD&A), improvements in the economic outlook and credit quality, and lower specific reserves for individually evaluated loans. The ALLL reserve release was $71 million in the prior year. The ALLL as a percentage of loans was 1.06% at December 31, 2025, a decrease of 14 bps from 1.20% at December 31, 2024.

- *Interest-earning deposits at banks* were $19.80 billion at December 31, 2025, a decrease of $1.56 billion, compared to $21.36 billion at December 31, 2024, a function of the balance sheet trends discussed above.

- At December 31, 2025, BancShares remained well capitalized with a total risk-based capital ratio of 13.71%, a Tier 1 risk-based capital ratio of 11.91%, a CET1 ratio of 11.15% and a Tier 1 leverage ratio of 9.29%.

Funding, Liquidity and Capital Overview

Deposit Composition and Trends
We fund our business primarily through deposits. Deposits represented approximately 82% of total funding at December 31, 2025.

Table 2
Deposit Trends

dollars in millions	Deposit Balance	
	December 31, 2025	December 31, 2024
General Bank segment	$ 74,796	$ 72,956
Commercial Bank segment	41,532	40,026
Corporate and Rail segment	45,250	42,247
Total deposits	$ 161,578	$ 155,229

Deposit trends for the segments and Corporate at December 31, 2025 compared to December 31, 2024 are discussed below:
- Corporate deposit growth of $3.02 billion was mainly in the Direct Bank, which consists primarily of savings accounts.
- General Bank segment deposit growth of $1.84 billion was primarily concentrated in our Branch Network. Deposit growth was in money market, partially offset by lower time deposits.
- Commercial Bank segment deposit growth of $1.51 billion was mostly in Global Fund Banking. Most of the growth was in noninterest-bearing demand and money-market, partially offset by a decline in interest-bearing checking.

Total uninsured deposits were approximately $61.81 billion or 38% of total deposits at December 31, 2025 and $59.51 billion or 38% at December 31, 2024.

Liquidity Position

We strive to maintain a strong liquidity position and our risk appetite for liquidity is low. At December 31, 2025, we had $56.01 billion in high-quality liquid assets consisting of $19.11 billion in cash and interest-earning deposits at banks (primarily held at the FRB and $36.90 billion in high-quality liquid securities ("HQLS"). HQLS are mainly comprised of U.S. agency mortgage-backed and U.S. Treasury investment securities. Additionally, we have unused borrowing capacity with the FHLB and FRB of $17.78 billion and $12.96 billion, respectively.

In connection with the SVBB Acquisition (as defined and described in Note 2—Business Combinations), FCB and the FDIC, as lender and as collateral agent, entered into the Advance Facility Agreement (as defined and described in Note 2—Business Combinations). The draw period under the Advance Facility Agreement ended March 27, 2025, as of which date, FCB had no outstanding amounts under the facility. Subsequently, we increased our borrowing capacity under agreements with the FRB through expansion of the eligible loan population to targeted loans historically not pledged to the FRB. Refer to the "Risk Management—Liquidity Risk" section of this MD&A for further discussion.

Also in connection with the SVBB Acquisition, FCB issued a five-year, 3.50% fixed rate Purchase Money Note (as defined in Note 2—Business Combinations), which had a carrying value of $33.39 billion at December 31, 2025. While scheduled principal payments are not required until maturity in March 2028, FCB may voluntarily prepay principal without a premium or penalty. As noted above in "Executive Overview—Recent Events," FCB made a $2.49 billion Partial Prepayment of the Purchase Money Note in December 2025 and additional prepayments of $500 million in both January and February 2026. We will continue to monitor the interest rate environment and FCB's collateral position for the Purchase Money Note and assess whether any further voluntary prepayments are prudent considering the fixed rate of 3.50%. Potential sources that could fund voluntary prepayments or the amount due at maturity include excess liquidity (primarily comprised of interest-earning deposits at banks and proceeds from maturities and paydowns of investment securities), FHLB advances, deposit growth, loan portfolio sales, and issuance of perpetual preferred stock, unsecured debt or other borrowings. At the time of any further voluntary prepayment or maturity, the interest rates for the potential interest-bearing sources of prepayment could be higher than the 3.50% rate.

Investment Securities Duration

At December 31, 2025, our investment securities portfolio primarily consisted of debt securities available for sale and held to maturity as summarized below. We manage debt security market risk by monitoring the average duration of our investment securities portfolio. The duration of our investment securities was approximately 2.7 years at December 31, 2025. The investment securities available for sale portfolio had an average duration of 2.3 years and the held to maturity portfolio had an average duration of 4.1 years. Refer to the "Balance Sheet Analysis—Interest-earning Assets—Investment Securities" section of this MD&A and Note 3—Investment Securities for further information.

Table 3
Investment Securities Summary

dollars in millions

	December 31, 2025			
	Composition [1]	Amortized Cost	Fair Value	Fair Value to Amortized Cost
Total investment securities available for sale	78.6 %	$ 31,952	$ 31,790	99.5 %
Total investment securities held to maturity	21.1	9,647	8,491	88.0
Investment in marketable equity securities	0.3	83	127	153.1
Total investment securities	100 %	$ 41,682	$ 40,408	

[1] *Calculated as a percentage of the total fair value of investment securities.*

Capital Position

At December 31, 2025, all Regulatory Capital Ratios for BancShares and FCB exceeded the PCA well capitalized thresholds and Basel III requirements as further discussed in the "Capital" section of this MD&A.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

NII is affected by changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Interest income and expense and the respective yields and rates include amortization of premiums, accretion of discounts, and impacts from hedging activities.

The following tables present the average balances of interest-earning assets and interest-bearing liabilities with the associated yields and rates, interest income and expense, and changes therein due to changes in volume and yields or rates. Changes in interest income and expense due to changes in (i) volume (average balances of interest-earning assets and interest-bearing liabilities) and (ii) yields or rates are based on the following:

- The change in NII due to volume is calculated as the change in average balance multiplied by the yield or rate from the prior period.
- The change in NII due to yield or rate is calculated as the change in yield or rate multiplied by the average balance from the prior period.
- The change in NII due to changes in both volume and yield or rate (i.e., portfolio mix) is calculated as the change in rate multiplied by the change in volume. This component is allocated between the changes due to volume and yield or rate based on the ratio each component bears to the absolute dollar amounts of their total.
- Tax equivalent NII was not materially different from NII, therefore we present NII in our analysis.

Table 4
Average Balances, Yields and Rates, NII, and NIM

dollars in millions	Average Balance				Yield / Rate			Interest Income / Expense			Increase (Decrease) due to:	
	Year Ended				Year Ended			Year Ended				
	Dec 31, 2025	Dec 31, 2024	Increase (Decrease)		Dec 31, 2025	Dec 31, 2024	Increase (decrease) bps	Dec 31, 2025	Dec 31, 2024	Increase (Decrease)	Volume[1]	Yield / Rate[1]
Loans and leases [1][2]	$141,934	$136,026	$5,908	4 %	6.41 %	7.00 %	(59)	$ 9,096	$ 9,528	$ (432)	$ 400	$ (832)
Investment securities	44,160	37,029	7,131	19	3.80	3.60	20	1,678	1,334	344	268	76
Securities purchased under agreements to resell	272	247	25	10	4.25	5.18	(93)	12	13	(1)	1	(2)
Interest-earning deposits at banks	23,292	28,276	(4,984)	(18)	4.26	5.23	(97)	992	1,478	(486)	(237)	(249)
Total interest-earning assets [2]	$209,658	$201,578	$8,080	4	5.61	6.12	(51)	$ 11,778	$ 12,353	$ (575)	$ 432	$ (1,007)
Noninterest-earning assets	19,608	18,222	1,386	8								
Total assets	$229,266	$219,800	$9,466	4								
Interest-bearing deposits												
Checking with interest	$ 23,447	$ 24,199	$ (752)	(3)%	1.68 %	2.17 %	(49)	$ 394	$ 526	$ (132)	$ (16)	$ (116)
Money market	38,493	33,107	5,386	16	2.77	3.11	(34)	1,066	1,031	35	157	(122)
Savings	45,936	38,997	6,939	18	3.68	4.26	(58)	1,692	1,663	29	273	(244)
Time deposits	11,592	15,202	(3,610)	(24)	3.51	4.23	(72)	407	644	(237)	(138)	(99)
Total interest-bearing deposits	119,468	111,505	7,963	7	2.98	3.47	(49)	3,559	3,864	(305)	276	(581)
Borrowings:												
Securities sold under customer repurchase agreements	401	392	9	3	0.53	0.51	2	2	2	—	—	—
Senior unsecured borrowings	460	292	168	58	5.22	2.63	259	24	8	16	6	10
Subordinated debt	1,391	889	502	56	4.84	3.18	166	68	29	39	20	19
Other borrowings	35,809	35,826	(17)	—	3.66	3.65	1	1,311	1,307	4	(1)	5
Long-term borrowings	37,660	37,007	653	2	3.72	3.63	9	1,403	1,344	59	25	34
Total borrowings	38,061	37,399	662	2	3.69	3.60	9	1,405	1,346	59	25	34
Total interest-bearing liabilities	$157,529	$148,904	$8,625	6	3.15	3.50	(35)	$ 4,964	$ 5,210	$ (246)	$ 301	$ (547)
Noninterest-bearing liabilities	$ 49,380	$ 48,599	$ 781	2								
Stockholders' equity	22,357	22,297	60	—								
Total liabilities and stockholders' equity	$229,266	$219,800	$9,466	4								
Net interest spread [2]					2.46 %	2.62 %	(16)					
Net interest margin and net interest income [2]					3.25 %	3.54 %	(29)	$ 6,814	$ 7,143	$ (329)		

[1] Loans and leases include nonaccrual loans and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.

[2] The average balances and yields for loans and leases are calculated net of average credit balances of factoring clients to appropriately reflect the interest-earning portion of factoring receivables.

NII and NIM

The table above quantifies the increases or decreases for the current year compared to the prior year for NII and NIM, as well as average balances of interest-earning assets and interest-bearing liabilities, and the respective yields earned and rates paid. The main reasons for the increases and decreases are explained below:

- *NII* for the current year was $6.81 billion, a decrease of $329 million or 5%, from $7.14 billion for the prior year. NII, excluding PAA,[1] was $6.56 billion for the current year, a decrease of $99 million, from $6.66 billion for the prior year. The main reasons for the decreases in NII and NII, excluding PAA,[1] are explained below:
  - Interest income on interest-earning deposits at banks for the current year was $992 million, a decrease of $486 million or 33%, from $1.48 billion for the prior year, due to a decline in the federal funds rate and a lower average balance.
  - Interest income on loans and leases for the current year was $9.10 billion, a decrease of $432 million or 5%, from $9.53 billion for the prior year, mainly due to a lower yield and lower loan PAA, partially offset by the impact of a higher average balance.
    - Interest income on loans and leases, excluding loan PAA,[1] was $8.81 billion for the current year, a decrease of $216 million, from $9.02 billion for the prior year.
    - Loan PAA was $289 million in the current year, a decrease of $216 million, from $505 million for the prior year.
  - Interest income on investment securities (including securities purchased under agreements to resell) for the current year was $1.69 billion, an increase of $343 million or 26%, from $1.35 billion for the prior year, mainly due to a higher average balance and a higher yield.
  - Interest expense on interest-bearing deposits for the current year was $3.56 billion, a decrease of $305 million or 8%, from $3.86 billion for the prior year, as a lower rate paid was partially offset by the impact of a higher average balance.
  - Interest expense on borrowings for the current year was $1.41 billion, an increase of $59 million or 4%, from $1.35 billion for the prior year, primarily due to a higher rate paid and a higher average balance, reflecting the 2025 Debt Issuances.

- *NIM* for the current year was 3.25%, a decrease of 29 bps, from 3.54% for the prior year. The decline in NIM was mainly due to lower yields on loans, lower average balance and yields on interest-earning deposits at banks, and lower PAA, partially offset by the impacts of a decline in the rate paid on interest-bearing deposits and a higher average balance of loans and investment securities. NIM, excluding PAA,[1] was 3.13% for the current year, a decrease of 17 bps, from 3.30% for the prior year.
  - The yield on average interest-earning assets for the current year was 5.61%, a decrease of 51 bps, from 6.12% for the prior year, mainly due to a decline in yield on loans and interest-earning deposits at banks, as well as lower loan PAA, partially offset by a higher yield on investment securities.
  - The rate paid on average interest-bearing liabilities for the current year was 3.15%, a decrease of 35 bps, from 3.50% for the prior year, primarily due to a lower rate paid on interest-bearing deposits, partially offset by the impacts of a higher average balance of interest-bearing deposits, and a higher average balance and rate paid for borrowings as a result of the 2025 Debt Issuances.

[1] *Refer to the "NII, NIM, and Interest Income on Loans and Leases, Excluding PAA" discussion in the "Non-GAAP Financial Measurements" section of this MD&A for further information.*

Refer to the "Executive Overview—Financial Performance Summary—Balance Sheet Highlights," "Balance Sheet Analysis—Interest-earning Assets," and "Balance Sheet Analysis—Interest-bearing Liabilities" sections of this MD&A for discussions of balance sheet trends that impact average interest-earning assets, average interest-bearing liabilities, and the related yields and rates paid.

Table 5
Average Balances, Yields and Rates, NII, and NIM

dollars in millions	Average Balance				Yield / Rate			Interest Income / Expense			Increase (Decrease) due to:	
	Year Ended				Year Ended			Year Ended				
	Dec 31, 2024	Dec 31, 2023	Increase (Decrease)		Dec 31, 2024	Dec 31, 2023	Increase (decrease) bps	Dec 31, 2024	Dec 31, 2023	Increase (Decrease)	Volume[1]	Yield / Rate[1]
Loans and leases [1][2]	$136,026	$117,708	$18,318	16 %	7.00 %	6.95 %	5	$ 9,528	$ 8,187	$ 1,341	$ 1,278	$ 63
Investment securities	37,029	23,112	13,917	60	3.60	2.77	83	1,334	640	694	462	232
Securities purchased under agreements to resell	247	161	86	53	5.18	5.20	(2)	13	8	5	5	—
Interest-earning deposits at banks	28,276	29,790	(1,514)	(5)	5.23	5.22	1	1,478	1,556	(78)	(79)	1
Total interest-earning assets [2]	$201,578	$170,771	$30,807	18	6.12	6.08	4	$ 12,353	$ 10,391	$ 1,962	$ 1,666	$ 296
Noninterest-earning assets	18,222	23,510	(5,288)	(22)								
Total assets	$219,800	$194,281	$25,519	13								
Interest-bearing deposits												
Checking with interest	$ 24,199	$ 22,296	$1,903	9	2.17 %	1.80 %	37	$ 526	$ 402	$ 124	$ 36	$ 88
Money market	33,107	27,583	5,524	20	3.11	2.24	87	1,031	618	413	140	273
Savings	38,997	26,104	12,893	49	4.26	3.69	57	1,663	963	700	532	168
Time deposits	15,202	14,947	255	2	4.23	3.44	79	644	514	130	10	120
Total interest-bearing deposits	111,505	90,930	20,575	23	3.47	2.75	72	3,864	2,497	1,367	718	649
Borrowings:												
Securities sold under customer repurchase agreements	392	455	(63)	(14)	0.51	0.35	16	2	2	—	—	—
Short-term FHLB borrowings	—	108	(108)	(100)	—	4.79	(479)	—	5	(5)	(6)	1
Short-term borrowings	392	563	(171)	(30)	0.51	1.20	(69)	2	7	(5)	(6)	1
FHLB borrowings	—	2,307	(2,307)	(100)	—	5.22	(522)	—	120	(120)	(74)	(46)
Senior unsecured borrowings	292	608	(316)	(52)	2.63	2.21	42	8	14	(6)	(8)	2
Subordinated debt	889	1,043	(154)	(15)	3.18	3.65	(47)	29	39	(10)	(5)	(5)
Other borrowings	35,826	27,322	8,504	31	3.65	3.67	(2)	1,307	1,002	305	310	(5)
Long-term borrowings	37,007	31,280	5,727	18	3.63	3.75	(12)	1,344	1,175	169	223	(54)
Total borrowings	37,399	31,843	5,556	17	3.60	3.71	(11)	1,346	1,182	164	217	(53)
Total interest-bearing liabilities	$148,904	$122,773	$26,131	21	3.50	3.00	50	$ 5,210	$ 3,679	$ 1,531	$ 935	$ 596
Noninterest-bearing liabilities	$ 48,599	$ 53,571	$(4,972)	(9)								
Stockholders' equity	22,297	17,937	4,360	24								
Total liabilities and stockholders' equity	$219,800	$194,281	$25,519	13								
Net interest spread [2]					2.62 %	3.08 %	(46)					
Net interest margin and net interest income [2]					3.54 %	3.92 %	(38)	$ 7,143	$ 6,712	$ 431		

[1] Loans and leases include nonaccrual loans and loans held for sale. Interest income on loans and leases includes accretion income and loan fees.

[2] The average balances and yields for loans and leases are calculated net of average credit balances of factoring clients to appropriately reflect the interest-earning portion of factoring receivables.

The following table shows the types of average interest-earning assets as a percentage of total average interest-earning assets.

Table 6
Average Interest-earning Asset Mix

	Year Ended December 31,		
	2025	**2024**	**2023**
Loans and leases	68 %	68 %	69 %
Investment securities	21	18	14
Interest-earning deposits at banks	11	14	17
Total interest-earning assets	100 %	100 %	100 %

The following table shows the average interest-bearing liabilities as a percentage of total average interest-bearing liabilities.

Table 7
Average Interest-bearing Liability Mix

	Year Ended December 31,		
	2025	**2024**	**2023**
Total interest-bearing deposits	76 %	75 %	74 %
Long-term borrowings	24	25	26
Total interest-bearing liabilities	100 %	100 %	100 %

Provision for Credit Losses

Table 8
Provision for Credit Losses

dollars in millions	Year Ended December 31,			Increase (Decrease) 2025 v 2024	
	2025	**2024**	**2023**		
Day 2 Provision for Loan and Lease Losses [1]	$ —	$ —	$ 462	$ —	— %
Provision for loan and lease losses	530	469	703	61	14
Total provision for loan and lease losses	530	469	1,165	61	14
Day 2 Provision for Off-Balance Sheet Credit Exposure [1]	—	—	254	—	—
Benefit for off-balance sheet credit exposure	(18)	(38)	(44)	20	52
Total (benefit) provision for off-balance sheet credit exposure	(18)	(38)	210	20	52
Provision for other receivables	2	—	—	2	100
Provision for credit losses	$ 514	$ 431	$ 1,375	$ 83	19 %

[1] *As defined and described in Note 6—Allowance for Loan and Lease Losses*

The provision for credit losses for the current year was $514 million, an increase of $83 million or 19%, from $431 million for the prior year. The current year provision for credit losses included a provision for loan and lease losses of $530 million, partially offset by a benefit for off-balance sheet credit exposure of $18 million.

- The provision for loan and lease losses for the current year was $530 million, an increase of $61 million, from $469 million for the prior year, mainly attributable to an increase in net charge-offs of $100 million, which included a charge-off of $82 million on a single supply chain finance client, partially offset by an increase in the ALLL reserve release in the current year of $39 million as a result of a $110 million reserve release in the current year, compared to a $71 million reserve release in the prior year.
    - The ALLL was $1.57 billion at December 31, 2025, compared to $1.68 billion at December 31, 2024. The decrease of $110 million was mainly driven by loan growth concentrated in capital call lines which have a lower loss rate relative to our other loan portfolios, elimination of the reserves related to Hurricane Helene, a modest shift in our weighting from the downside to baseline economic scenario (as further discussed in the "Critical Accounting Estimates" section of this MD&A), improvements in the economic outlook and credit quality, and lower specific reserves for individually evaluated loans.
- The benefit for off-balance sheet credit exposure for the current year was $18 million, a decrease of $20 million, compared to $38 million for the prior year. The lower benefit of $20 million was mostly due to trends in the volume of unfunded commitments, partially offset by a modest shift in our weighting from the downside to baseline economic scenario as further discussed in the "Critical Accounting Estimates" section of this MD&A.

The ALLL and net charge-offs are further discussed in the "Risk Management—Credit Risk" section of this MD&A and in Note 6—Allowance for Loan and Lease Losses.

Noninterest Income

The following table presents noninterest income:

Table 9
Noninterest Income

dollars in millions	Year Ended December 31,						Increase (Decrease) 2025 v 2024	
		2025		2024		2023		
Rental income on operating lease equipment	$	1,096	$	1,048	$	971	$ 48	5 %
Lending-related fees		266		257		218	9	3
Deposit fees and service charges		241		230		200	11	5
Client investment fees		217		213		157	4	2
Wealth management services		229		211		188	18	8
International fees		136		119		91	17	14
Factoring commissions		73		75		82	(2)	(2)
Cardholder services, net		158		163		139	(5)	(3)
Merchant services, net		52		49		48	3	4
Insurance commissions		53		55		54	(2)	(2)
Realized gain (loss) on sale of investment securities, net		3		6		(26)	(3)	(46)
Fair value adjustment on marketable equity securities, net		22		13		(11)	9	70
Gain on sale of leasing equipment, net		30		30		20	—	—
Gain on acquisition		—		—		9,808	—	—
Loss on extinguishment of debt		(9)		(2)		—	(7)	(351)
Other noninterest income		160		148		136	12	8
Total noninterest income	$	2,727	$	2,615	$	12,075	$ 112	4 %

Noninterest income for the current year was $2.73 billion. The main reasons for the increase of $112 million, or 4%, from $2.62 billion for the prior year, are discussed below:

- The increase in rental income on operating lease equipment of $48 million was mainly the result of growth in the railcar portfolio.

- The increase in wealth management services of $18 million was largely due to growth in assets under management.

- The increase in international fees of $17 million reflected higher volumes and commissions on foreign currency exchange transactions.

- The increase in other noninterest income of $12 million was largely due to a increases in income on tax credit investments, the favorable change in the fair value of non-marketable equity securities, and mortgage-related income, partially offset by lower derivative income and a write-down of a held for sale asset in the current year.

- The increase in deposit fees and service charges of $11 million was mostly due to higher customer activity and increased transactions due to deposit growth.

Noninterest Expense

The following table presents noninterest expense:

Table 10
Noninterest Expense

dollars in millions	Year Ended December 31,						Increase (Decrease) 2025 v 2024	
	2025		**2024**		**2023**			
Depreciation on operating lease equipment	$	398	$	394	$	371	$ 4	1 %
Maintenance and other operating lease expenses		244		219		222	25	12
Personnel cost		3,294		3,078		2,636	216	7
Net occupancy expense		238		242		244	(4)	(1)
Equipment expense		555		504		422	51	10
Professional fees		115		121		71	(6)	(4)
Third-party processing fees		268		230		205	38	17
FDIC insurance expense		141		138		158	3	2
Marketing expense		142		76		102	66	86
Acquisition-related expenses		141		210		470	(69)	(33)
Intangible asset amortization		54		63		57	(9)	(15)
Other noninterest expense		466		460		377	6	2
Total noninterest expense	$	6,056	$	5,735	$	5,335	$ 321	6 %

Noninterest expense for the current year was $6.06 billion. The main reasons for the increase of $321 million, or 6%, from $5.74 billion for the prior year, are discussed below:

- The increase in personnel cost of $216 million was mainly due to higher salaries reflecting net staff additions, annual merit increases, promotions, and higher employee benefit costs, partially offset by lower incentive compensation..

- The decrease in acquisition-related expenses of $69 million is summarized in Table 11 below.

- The increase in marketing expense of $66 million was primarily due to marketing for Direct Bank deposits.

- The increase in equipment expense of $51 million was mostly due to higher software-related costs as we continue to scale our technology platforms.

- The increase of $38 million in third-party processing fees was due to higher transaction volume and additional services as we continue to transition to more cloud-based computing services.

- The increase of $25 million in maintenance and other operating lease expenses reflect timing and the number of railcars coming on or off lease as well as asset condition. Refer to the "Results by Segment—Rail" section of this MD&A.

Table 11
Acquisition-related Expenses

dollars in millions	Year Ended December 31,					
	2025		**2024**		**2023**	
Personnel cost	$	57	$	78	$	275
Professional fees		77		109		92
Asset impairment		—		9		67
Other acquisition-related expense		7		14		36
Total acquisition-related expense	$	141	$	210	$	470

Acquisition-related personnel cost primarily includes severance and retention costs for employees associated with business combinations. These amounts are recognized over the requisite service period, if any.

Acquisition-related professional fees mainly include consulting, legal and accounting costs associated with business combinations and the related integration, optimization, and business process reengineering, including enhancements to technology. These amounts are expensed as incurred.

Income Taxes

Table 12
Income Tax Data

dollars in millions	Year Ended December 31,					
	2025		**2024**		**2023**	
Income before income taxes	$	2,971	$	3,592	$	12,077
Income tax expense	$	765	$	815	$	611
Effective income tax rate		25.7 %		22.7 %		5.1 %

The effective income tax rate ("ETR") was 25.7% for the current year compared to 22.7% for the prior year. The increase for the current year ETR compared to the prior year was primarily due to the prior year U.S. federal and state provision to return benefit coupled with the revaluation of deferred taxes.

The ETR is impacted by a number of factors, including the relative mix of domestic, state, and international earnings, effects of changes in enacted tax laws, adjustments to valuation allowances, and discrete items. The ETR in future periods may vary from the current year ETR due to changes in these factors.

BancShares monitors and evaluates the potential impact of current events on the estimates used to establish income tax expense and income tax liabilities. On a periodic basis, we evaluate our income tax positions based on current tax law and positions taken by various tax auditors within the jurisdictions where BancShares is required to file income tax returns, as well as potential or pending audits or assessments by tax auditors. Refer to Note 19—Income Taxes for additional information.

RESULTS BY SEGMENT

We made Segment Reporting Updates during 2025 as discussed in Note 1—Significant Accounting Policies and Basis of Presentation and in the "Executive Overview—Recent Events" section earlier in this MD&A. Segment disclosures for the 2024 and 2023 periods included in this Form 10-K were recast to reflect the changes.

BancShares' segments at December 31, 2025 include the General Bank, the Commercial Bank, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. Under our segment expense allocation methodology, allocated expenses increase noninterest expense of the applicable segment(s), with an offsetting decrease to Corporate noninterest expense. "All other noninterest expense" in the segment reporting tables below includes the effect of allocated expenses, resulting in a reduction to expense (or "Contra Expense") for Corporate.

Refer to Note 21—Segment Information for descriptions of segment products and services.

General Bank

Table 13
General Bank: Financial Data

dollars in millions		Year Ended December 31,					Increase (Decrease)	
Earnings Summary		2025		2024		2023	2025 v 2024	
Net interest income	$	3,299	$	2,951	$	2,560	$ 348	12 %
Total noninterest income		664		612		526	52	9
Total revenue		3,963		3,563		3,086	400	11
Personnel cost		838		783		734	55	7
All other noninterest expense		1,493		1,342		1,259	151	11
Total noninterest expense		2,331		2,125		1,993	206	10
Provision for credit losses		77		135		53	(58)	(43)
Income before income taxes		1,555		1,303		1,040	252	19
Income tax expense		380		362		279	18	5
Net income	$	1,175	$	941	$	761	$ 234	25
Select Period End Balances								
Loans and leases	$	64,958	$	64,887	$	61,245	$ 71	— %
Deposits		74,796		72,956		68,507	1,840	3

General Bank segment net income for the current year increased $234 million compared to the prior year, primarily due to higher NII, lower provision for credit losses, and higher noninterest income, partially offset by increases in personnel cost and all other noninterest expense.

- The $348 million increase in NII was mainly due to loan growth and a lower rate paid on interest-bearing deposits, partially offset by the impact of deposit growth.

- The $58 million decrease in provision for credit losses reflects the ALLL build during the prior year, the elimination of reserves related to Hurricane Helene in the current year, and the modest shift in our weighting from the downside to baseline economic scenario as further discussed in the "Critical Accounting Estimates" section of this MD&A.

- The $52 million increase in total noninterest income was mostly due to increases in wealth management services, deposit fees and service charges, and cardholder services.

- The $151 million increase in all other noninterest expense was spread amongst various accounts, including allocated expenses. Refer to the "Noninterest Expense" discussion in the "Results of Operations" section of this MD&A for further information regarding trends in consolidated noninterest expense.

- The $55 million increase in personnel cost was largely due to annual merit increases and promotions.

General Bank segment loans were $64.96 billion at December 31, 2025, an increase of $71 million compared to $64.89 billion at December 31, 2024, as growth in the Wealth, SBA, and Community Association Banking portfolios was mostly offset by a transfer of $694 million residential mortgage loans to held for sale in December 2025.

The General Bank segment mainly includes deposits in our Branch Network, which deploys a relationship-based approach to deposit gathering. General Bank segment deposits were $74.80 billion at December 31, 2025, an increase of $1.84 billion compared to $72.96 billion at December 31, 2024, as growth was primarily concentrated in our Branch Network. Deposit growth was in money market, partially offset by lower time deposits.

Commercial Bank

Table 14
Commercial Bank: Financial Data

dollars in millions		Year Ended December 31,					Increase (Decrease)	
Earnings Summary		**2025**		**2024**		**2023**	**2025 v 2024**	
Net interest income	$	3,205	$	3,403	$	2,682	$ (198)	(6)%
Noninterest Income								
Rental income on operating lease equipment		219		227		231	(8)	(4)
All other noninterest income		906		882		756	24	3
Total noninterest income		1,125		1,109		987	16	1
Total revenue		4,330		4,512		3,669	(182)	(4)
Noninterest Expense								
Personnel cost		737		741		599	(4)	—
Depreciation on operating lease equipment		175		185		179	(10)	(6)
All other noninterest expense		1,686		1,626		1,468	60	4
Total noninterest expense		2,598		2,552		2,246	46	2
Provision for credit losses		437		296		606	141	48
Income before income taxes		1,295		1,664		817	(369)	(22)
Income tax expense		320		442		213	(122)	(28)
Net income	$	975	$	1,222	$	604	$ (247)	(20)
Select Period End Balances								
Loans and leases	$	82,910	$	75,272	$	72,034	$ 7,638	10 %
Operating lease equipment, net		739		750		780	(11)	(1)
Deposits		41,532		40,026		38,179	1,506	4

Table 15
Reconciliation of Net Rental Income on Operating Lease Equipment (non-GAAP)

dollars in millions		Year Ended December 31,					Increase (Decrease)	
		2025		**2024**		**2023**	**2025 v 2024**	
Rental income on operating leases (GAAP)	$	219	$	227	$	231	$ (8)	(4)%
Less: depreciation on operating lease equipment		175		185		179	(10)	(6)
Net rental income on operating lease equipment (non-GAAP) [1]	$	44	$	42	$	52	$ 2	5

[1] *Net rental income on operating lease equipment is a non-GAAP measure. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.*

Commercial Bank segment net income for the current year decreased $247 million compared to the prior year, primarily due to lower NII, higher provision for credit losses, and higher all other noninterest expense, partially offset by lower income tax expense and higher noninterest income.

- The $198 million decrease in NII was mostly due to a lower loan yield, partially offset by loan growth and lower deposit cost.

- The $141 million increase in provision for credit losses was mainly due to higher net charge-offs in the current year (largely due to the previously discussed $82 million charge-off on a single supply chain finance client), the impact of loan growth, and a higher benefit for off-balance sheet credit exposure in the prior year, partially offset by the modest shift in our weighting from the downside to baseline economic scenario as further discussed in the "Critical Accounting Estimates" section of this MD&A.

- The $60 million increase in all other noninterest expense was spread amongst various accounts, including allocated expenses. Refer to the "Noninterest Expense" discussion in the "Results of Operations" section of this MD&A for further information regarding trends in consolidated noninterest expense.

- The $16 million increase in total noninterest income was largely due to higher international fees, client investment fees and lending-related fees, partially offset by lower rental income on operating lease equipment.

- The $10 million decline in depreciation on operating lease equipment was partially offset by a decrease of $8 million in rental income on operating leases, resulting in a $2 million increase in net rental income on operating lease equipment [1] (refer to the footnote to table above).

The increase of $7.64 billion in loans was mainly due to Global Fund Banking and other industry verticals, primarily TMT and Healthcare. The increase of $1.51 billion in deposits was mainly due to growth in Global Fund Banking. Most of the growth was in noninterest-bearing demand and money market, partially offset by a decline in checking with interest.

Rail

Table 16
Rail: Financial Data

dollars in millions	Year Ended December 31,			Increase (Decrease)	
Earnings Summary	2025	2024	2023	2025 v 2024	
Net interest expense	$ (213)	$ (186)	$ (141)	$ (27)	14 %
Noninterest Income					
Rental income on operating lease equipment	877	821	740	56	7
All other noninterest income	16	14	5	2	8
Total noninterest income	893	835	745	58	7
Total revenue	680	649	604	31	5
Noninterest Expense					
Personnel cost	26	25	22	1	3
Depreciation on operating lease equipment	223	209	192	14	7
Maintenance and other operating lease expenses	244	219	222	25	11
All other noninterest expense	72	59	50	13	23
Total noninterest expense	565	512	486	53	10
Income before income taxes	115	137	118	(22)	(16)
Income tax expense	28	36	31	(8)	(23)
Net income	$ 87	$ 101	$ 87	$ (14)	(14)
Select Period End Balances					
Loans and leases	$ 62	$ 62	$ 23	$ —	— %
Operating lease equipment, net	8,882	8,573	7,966	309	4
Deposits	2	18	13	(16)	(89)

Table 17
Reconciliation of Net Rental Income on Operating Lease Equipment (non-GAAP)

dollars in millions	Year Ended December 31,			Increase (Decrease)	
	2025	2024	2023	2025 v 2024	
Rental income on operating leases (GAAP)	$ 877	$ 821	$ 740	$ 56	7 %
Less: depreciation on operating lease equipment	223	209	192	14	7
Less: maintenance and other operating lease expenses	244	219	222	25	11
Net rental income on operating lease equipment (non-GAAP) (1)	$ 410	$ 393	$ 326	$ 17	4

(1) *Net rental income on operating lease equipment is a non-GAAP measure. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.*

Rail segment net income for the current year decreased $14 million compared to the prior year, mostly due to higher net interest expense ("NIE") and higher total noninterest expense, partially offset by higher rental income on operating lease equipment.

- The $27 million increase in NIE was primarily due to higher funding costs, reflective of the increase in operating lease equipment.
- The $13 million increase in all other noninterest expense was primarily due to a charge related to a vendor dispute.
- Depreciation on operating lease equipment increased $14 million, reflective of growth in operating lease equipment, and maintenance and other operating lease expenses increased $25 million. Maintenance and other operating lease expenses tend to be variable due to timing and the number of railcars coming on or off lease as well as asset condition.
- The $56 million increase in rental income on operating lease equipment reflected portfolio growth and strong repricing.
- Net rental income on operating lease equipment *(1)* (see footnote to table above) increased $17 million as the increase in rental income on operating leases was partially offset by higher depreciation and maintenance on operating lease equipment.

Our fleet is diverse and the average re-pricing of equipment upon lease maturities was 117% of the average prior or expiring lease rate during the fourth quarter. Railcar utilization, including commitments to lease, was 96.2% at December 31, 2025, compared to 97.6% at December 31, 2024.

Rail segment customers include all of the U.S. and Canadian Class I railroads (i.e., railroads with annual revenues of approximately $500 million and greater) and other railroads, as well as manufacturers and commodity shippers. Our total operating lease fleet at December 31, 2025 consisted of approximately 128,400 railcars and locomotives.

The following tables reflect the proportion of railcars by type based on units and net investment, and rail operating lease equipment by obligor industry:

Table 18
Operating Lease Railcar Portfolio by Type (units and net investment)

	December 31, 2025		December 31, 2024		December 31, 2023	
Railcar Type	**Total Owned Fleet - % Total Units**	**Total Owned Fleet - % Total Net Investment**	**Total Owned Fleet - % Total Units**	**Total Owned Fleet - % Total Net Investment**	**Total Owned Fleet - % Total Units**	**Total Owned Fleet - % Total Net Investment**
Covered hoppers	45 %	41 %	45 %	42 %	45 %	42 %
Tank cars	28	39	27	38	27	38
Mill/ coil gondolas	8	6	8	6	8	7
Coal	6	1	7	1	7	1
Boxcars	5	5	6	6	6	6
Other	8	8	7	7	7	6
Total	100 %	100 %	100 %	100 %	100 %	100 %

Table 19
Rail Operating Lease Equipment by Obligor Industry

dollars in millions	December 31, 2025		December 31, 2024		December 31, 2023	
Manufacturing	$ 3,782	43 %	$ 3,467	40 %	$ 3,281	41 %
Rail	2,047	23	2,003	23	1,889	24
Wholesale	1,554	18	1,505	18	1,217	15
Oil and gas extraction / services	487	5	583	7	573	7
Energy and utilities	206	2	239	3	230	3
Other	806	9	776	9	776	10
Total	$ 8,882	100 %	$ 8,573	100 %	$ 7,966	100 %

Corporate

Table 20
Corporate: Financial Data

dollars in millions		Year Ended December 31,					Increase (Decrease) Year to Date	
Earnings Summary		**2025**		**2024**		**2023**		
Net interest income	$	523	$	975	$	1,611	$ (452)	(46)%
Total noninterest income		45		59		9,817	(14)	(25)
Total revenue		568		1,034		11,428	(466)	(45)
Personnel cost		1,693		1,529		1,281	164	11
Acquisition-related expenses		141		210		470	(69)	(33)
All other noninterest expense		(1,272)		(1,193)		(1,141)	(79)	(7)
Total noninterest expense		562		546		610	16	3
Provision for credit losses		—		—		716	—	—
Income before income taxes		6		488		10,102	(482)	(99)
Income tax expense (benefit)		37		(25)		88	62	247
Net (loss) income	$	(31)	$	513	$	10,014	$ (544)	(106)
Select Period End Balances								
Deposits		45,248		42,229		39,155	3,019	7 %

Corporate net income for the current year decreased $544 million compared to the prior year, primarily reflecting lower NII, higher personnel cost, and higher income tax expense, partially offset by lower all other noninterest expense and acquisition-related expenses.

- The $452 million decrease in NII was mainly due to the impacts of a lower average balance of interest-earning deposits at banks, a higher average balance of interest-bearing deposits, and lower loan PAA, partially offset by the impacts of a higher average balance of investment securities and a lower rate paid on interest-bearing deposits.

- The $164 million increase in personnel cost was mainly due to annual merit increases and promotions, as well as net staff additions.

- The $79 million decrease in all other noninterest expense was spread amongst various accounts, including allocated expenses. Refer to the "Noninterest Expense" discussion in the "Results of Operations" section of this MD&A for further information regarding trends in consolidated noninterest expense.

- Components of the $69 million decrease in acquisition-related expenses are presented in Table 11 in the "Noninterest Expense" discussion in the "Results of Operations" section of this MD&A.

Corporate deposits were $45.25 billion at December 31, 2025, an increase of $3.02 billion compared to $42.23 billion at December 31, 2024, due to growth in Direct Bank deposits. Total deposits in Corporate primarily include $44.80 billion of Direct Bank deposits, the vast majority of which are savings accounts, along with time deposits.

BALANCE SHEET ANALYSIS

The following discussion provides additional information about the major components of our balance sheet. Information regarding our ALLL is included in the "Risk Management—Credit Risk—ALLL" and "Critical Accounting Estimates" sections of this MD&A and in Note 6—Allowance for Loan and Lease Losses. Information regarding our capital and regulatory capital is included in the "Capital" section of this MD&A.

Interest-earning Assets

Interest-earning assets include interest-earning deposits at banks, securities purchased under agreements to resell, investment securities, loans held for sale, and loans and leases, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Higher-risk investments typically carry a higher interest rate, but could expose us to higher levels of market and/or credit risk. We strive to maintain a high level of interest-earning assets relative to total assets.

Interest-earning Deposits at Banks

Interest-earning deposits at banks are primarily comprised of interest-earning deposits at the FRB. Interest-earning deposits at banks as of December 31, 2025 totaled $19.80 billion, a decrease of $1.56 billion or 7% from $21.36 billion at December 31, 2024. The decrease from December 31, 2024 is a function of the balance sheet trends discussed above in "Executive Overview —Financial Performance Summary—Balance Sheet Highlights."

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell at December 31, 2025 totaled $232 million, an increase of $74 million from $158 million at December 31, 2024.

Investment Securities

The primary objective of the investment portfolio is to generate incremental income by deploying excess funds into securities that have minimal liquidity risk and low to moderate interest rate risk and credit risk. Other objectives include acting as a stable source of liquidity, serving as a tool for asset and liability management and maintaining an interest rate risk profile compatible with our objectives. Changes in the total balance of our investment securities portfolio result from trends in balance sheet funding and market performance. Generally, when inflows arising from deposit and treasury services products exceed loan and lease demand, we invest excess funds into the securities portfolio or into interest-earning deposits at banks. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, we allow interest-earning deposits at banks to decline and use proceeds from maturing securities and prepayments to fund loan growth. Refer to Note 3—Investment Securities and "Funding, Liquidity and Capital Overview" in the "Executive Overview" section of this MD&A for additional disclosures regarding investment securities.

The carrying value of investment securities at December 31, 2025 totaled $41.56 billion, a decrease of $2.53 billion or 6% from $44.09 billion at December 31, 2024. The decrease mainly resulted from maturities, sales, and prepayments totaling $17.82 billion, partially offset by purchases of $14.36 billion, which were primarily short duration available for sale U.S. treasury and agency mortgage-backed securities. Investment securities were a primary funding source for the $2.49 billion Partial Prepayment of the Purchase Money Note in December 2025, which contributed to the decrease in investment securities.

Our portfolio of investment securities available for sale consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury securities, corporate bonds, and municipal bonds. Investment securities available for sale are reported at fair value and unrealized gains and losses are included as a component of AOCI, net of deferred taxes. As of December 31, 2025, investment securities available for sale had a pretax net unrealized loss of $162 million, compared to $762 million as of December 31, 2024, primarily reflecting changes in interest rates. The fair value of investment securities is impacted by interest rates, credit spreads, market volatility and liquidity conditions. The fair value of the investment securities portfolio generally increases when interest rates decrease or when credit spreads tighten. Given the consistently strong credit rating of the U.S. Treasury, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, no allowance for credit loss was required as of December 31, 2025. For corporate bonds, we analyzed the changes in interest rates relative to when the investment securities were purchased or acquired, and considered other factors including changes in credit ratings, delinquencies, and other macroeconomic factors. We determined no allowance for credit loss was required as of December 31, 2025.

Our portfolio of investment securities held to maturity consists of U.S. Treasury and government agency mortgage-backed securities similar to those described above, as well as securities issued by the Supranational Entities & Multilateral Development Banks. Given the consistently strong credit rating of the U.S. Treasury and the Supranational Entities & Multilateral Development Banks, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, we determined that no allowance for credit loss was required for investment securities held to maturity at December 31, 2025.

The following table presents the investment securities portfolio, segregated by major category:

Table 21
Investment Securities

dollars in millions

	December 31, 2025			December 31, 2024		
	Amortized Cost	Fair Value	Composition [1]	Amortized Cost	Fair Value	Composition [1]
Investment securities available for sale:						
U.S. Treasury	$ 10,624	$ 10,673	26.4 %	$ 13,897	$ 13,903	32.7 %
Government agency	44	43	0.1	79	77	0.2
Residential mortgage-backed securities	17,683	17,623	43.6	16,161	15,620	36.7
Commercial mortgage-backed securities	3,444	3,299	8.2	3,869	3,666	8.6
Corporate bonds	145	140	0.3	489	467	1.1
Municipal bonds	12	12	—	17	17	—
Total investment securities available for sale	$ 31,952	$ 31,790	78.6 %	$ 34,512	$ 33,750	79.3 %
Investment in marketable equity securities	$ 83	$ 127	0.3 %	$ 79	$ 101	0.2 %
Investment securities held to maturity:						
U.S. Treasury	$ 388	$ 373	0.9 %	$ 483	$ 452	1.1 %
Government agency	1,225	1,170	2.9	1,489	1,374	3.2
Residential mortgage-backed securities	4,450	3,992	9.9	4,558	3,878	9.1
Commercial mortgage-backed securities	3,337	2,729	6.8	3,407	2,729	6.5
Supranational securities	246	226	0.6	300	267	0.6
Other	1	1	—	2	2	—
Total investment securities held to maturity	$ 9,647	$ 8,491	21.1 %	$ 10,239	$ 8,702	20.5 %
Total investment securities	$ 41,682	$ 40,408	100.0 %	$ 44,830	$ 42,553	100.0 %

[1] *Calculated as a percentage of the total fair value of investment securities.*

The following table presents the weighted average yields for investment securities available for sale and held to maturity at December 31, 2025, segregated by major category with ranges of contractual maturities. The weighted average yields represent the yields of the underlying securities as of the specified date, December 31, 2025, within the specified maturity range. The weighted average yield on the portfolio was calculated using security-level annualized yields based on book yield to maturity and takes into account amortization of premiums and accretion of discounts. The total weighted average yields for investment securities available for sale and held to maturity are based on the underlying weighted average amortized cost.

Table 22
Weighted Average Yield on Investment Securities

	December 31, 2025				
	Within One Year	One to Five Years	Five to 10 Years	After 10 Years	Total
Investment securities available for sale:					
U.S. Treasury	4.34 %	3.88 %	— %	— %	4.09 %
Government agency	—	3.77	—	—	3.77
Residential mortgage-backed securities [1]	—	4.44	4.33	4.15	4.20
Commercial mortgage-backed securities [1]	4.19	4.73	5.17	2.80	3.99
Corporate bonds	5.96	7.76	6.03	—	7.47
Municipal bonds	—	—	—	6.28	6.28
Total investment securities available for sale	4.34 %	4.15 %	4.35 %	4.02 %	4.16 %
Investment securities held to maturity:					
U.S. Treasury	— %	1.43 %	— %	— %	1.43 %
Government agency	1.40	1.63	1.95	—	1.61
Residential mortgage-backed securities [1]	—	—	1.02	2.84	2.66
Commercial mortgage-backed securities [1]	—	1.83	4.65	2.46	2.47
Supranational securities	—	1.64	—	—	1.64
Other	3.46	—	—	—	3.46
Total investment securities held to maturity	1.41 %	1.59 %	1.36 %	2.67 %	2.39 %

[1] *Residential mortgage-backed and commercial mortgage-backed securities, which are not due at a single maturity date, have been included in maturity groupings based on the contractual maturity at December 31, 2025. The expected life will differ from contractual maturities because borrowers have the right to prepay the underlying loans.*

Assets Held for Sale

Assets held for sale at December 31, 2025 were $804 million, an increase of $719 million from $85 million at December 31, 2024. Consumer loans held for sale at December 31, 2024, were largely comprised of residential mortgage loans that FCB originated with the intent to sell. In December 2025, FCB management committed to a plan to sell approximately $694 million of residential mortgage loans, which were then transferred from held for investment to held for sale. We did not establish a valuation allowance for the loans transferred to held for sale as the estimated fair value exceeded amortized cost.

The composition of assets held for sale is included in the following table:

Table 23
Assets Held for Sale

dollars in millions	December 31, 2025	December 31, 2024	Increase (Decrease)	
Loans and leases:				
Commercial [1]	$ 18	$ 27	$ (9)	(33)%
Consumer	781	55	726	NM
Loans and leases	799	82	717	NM
Operating lease equipment	5	3	2	100 %
Total assets held for sale	$ 804	$ 85	$ 719	NM

[1] There were nonaccrual loans held for sale of $10 million at December 31, 2025 and $0 at December 31, 2024.
NM - resulting % not meaningful.

Loans and Leases

The loan and lease disclosures at December 31, 2024 presented in this Form 10-K were recast to reflect the Loan Class Changes summarized in the "Executive Overview—Recent Events" section of this MD&A and further discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

The following table presents loans and leases by loan segment and loan class, and the respective proportion to total loans:

Table 24
Loans and Leases

dollars in millions	December 31, 2025		December 31, 2024		Increase (Decrease)	
	Balance	% to Total Loans	Balance	% to Total Loans		
Commercial:						
Commercial and industrial	$ 44,721	30 %	$ 43,559	31 %	$ 1,162	3 %
Capital call lines	31,791	21	25,501	18	6,290	25
Owner occupied commercial mortgage	17,660	12	16,842	12	818	5
Investor dependent	2,778	2	3,193	2	(415)	(13)
Commercial real estate	23,784	16	23,282	17	502	2
Total commercial	$ 120,734	81 %	$ 112,377	80 %	$ 8,357	7 %
Consumer:						
Residential mortgage	$ 21,861	15 %	$ 22,768	16 %	$ (907)	(4)%
Revolving mortgage	2,863	2	2,567	2	296	12
Auto	1,416	1	1,523	1	(107)	(7)
Other consumer	1,056	1	986	1	70	7
Total consumer	$ 27,196	19 %	$ 27,844	20 %	$ (648)	(2)%
Total loans and leases	$ 147,930	100 %	$ 140,221	100 %	$ 7,709	6 %
Allowance for loan and lease losses	(1,566)		(1,676)			
Net loans and leases	$ 146,364		$ 138,545			

Loans and leases at December 31, 2025 were $147.93 billion, an increase of $7.71 billion or 6% from $140.22 billion at December 31, 2024. Loan growth in the Commercial Bank segment of $7.64 billion was mainly in Global Fund Banking and other industry verticals, primarily TMT and Healthcare. Loan growth of $71 million in the General Bank segment was primarily in Wealth, SBA, and Community Association Banking portfolios, partially offset by a transfer of $694 million residential mortgage loans to held for sale in December 2025. Changes in loans and leases within our business segments compared to December 31, 2024 are discussed in the "Results by Segment" section of this MD&A.

The unamortized discount related to acquired loans was $1.33 billion at December 31, 2025, a decrease of $272 million from $1.60 billion at December 31, 2024.

Refer to Note 5—Loans and Leases for further information.

Operating Lease Equipment, Net

Our operating lease portfolio mostly relates to the Rail segment, with the remainder included in the Commercial Bank segment as summarized in the following table. Refer to the "Results by Segment" section of this MD&A for further details on the operating lease equipment portfolio in Rail.

Table 25
Operating Lease Equipment, Net

dollars in millions

	December 31, 2025	December 31, 2024	Increase (Decrease)	
Railcars and locomotives	$ 8,882	$ 8,573	$ 309	4 %
Other equipment	739	750	(11)	(1)
Total [(1)]	$ 9,621	$ 9,323	$ 298	3 %

[(1)] *Includes off-lease rail equipment of $257 million at December 31, 2025 and $219 million at December 31, 2024.*

Interest-bearing Liabilities

Interest-bearing liabilities include interest-bearing deposits, securities sold under agreements to repurchase, and borrowings. Interest-bearing liabilities at December 31, 2025 totaled $156.93 billion, an increase of $3.29 billion or 2% from $153.65 billion at December 31, 2024. The increase from December 31, 2024 was mainly due to deposit growth, partially offset by lower borrowings as further discussed below.

Deposits

We strive to maintain a strong liquidity position, and therefore, deposit retention remains a key business objective. We believe traditional bank deposit products remain an attractive option for many customers. As economic conditions change, we recognize that our liquidity position could be adversely affected if bank deposits are withdrawn. Our ability to fund future loan growth is significantly dependent on our success in retaining existing deposits and generating new deposits at a reasonable cost.

The following table summarizes the types of deposits:

Table 26
Deposits

dollars in millions

	December 31, 2025	December 31, 2024	Increase (Decrease)	
Noninterest-bearing	$ 40,653	$ 38,633	$ 2,020	5 %
Checking with interest	24,377	25,343	(966)	(4)
Money market	38,687	35,722	2,965	8
Savings	46,625	42,278	4,347	10
Time	11,236	13,253	(2,017)	(15)
Interest-bearing deposits	120,925	116,596	4,329	4
Total deposits	$ 161,578	$ 155,229	$ 6,349	4 %
Noninterest-bearing deposits to total deposits	25.2 %	24.9 %		

Deposits at December 31, 2025 were $161.58 billion, an increase of $6.35 billion or 4% from $155.23 billion at December 31, 2024. The increase was attributable to deposit growth in Corporate of $3.02 billion (which primarily includes the Direct Bank), the General Bank segment of $1.84 billion and the Commercial Bank segment of $1.51 billion. Noninterest-bearing deposits grew by $2.02 billion or 5% compared to December 31, 2024 and represented 25.2% of total deposits as of December 31, 2025, compared to 24.9% at December 31, 2024.

Deposit changes within our business segments compared to December 31, 2024 are further discussed in the "Executive Overview—Funding, Liquidity and Capital Overview" section and "Results by Segment" section of this MD&A.

Deposit Concentrations

BancShares operates a network of branches and offices, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States, providing a broad range of financial services to individuals, businesses and professionals. Based on branch location, our top state deposit concentrations as of December 31, 2025 were in North Carolina, South Carolina, and California, which represented approximately 25.7%, 7.7%, and 6.9%, respectively, of total deposits.

The Direct Bank had $44.80 billion or 27.7% of our total deposits as of December 31, 2025. The Direct Bank deposits mainly consist of savings.

Commercial Bank segment deposits as of December 31, 2025 were $41.53 billion or 25.7% of total deposits and are primarily concentrated in online banking. Deposits in the Commercial Bank segment include large dollar accounts with private equity and venture capital clients, primarily in the technology, life science and healthcare industries.

Deposit accounts with balances in excess of $50 million totaled approximately $7.09 billion as of December 31, 2025, compared to approximately $8.01 billion as of December 31, 2024.

Uninsured Deposits

The amount of uninsured deposits is estimated consistent with the methodologies and assumptions utilized in providing information to the FDIC and Federal Reserve. We estimate total uninsured deposits were $61.81 billion, which represented approximately 38.3% of total deposits at December 31, 2025, compared to $59.51 billion or 38.3% of total deposits at December 31, 2024.

Refer to the "Executive Overview—Funding, Liquidity and Capital Overview" and "Results by Segment" sections of this MD&A for further discussion of deposit composition, uninsured deposits, and recent deposit trends.

The following table provides the expected maturity of time deposits with balances in excess of $250,000 as of December 31, 2025:

Table 27
Maturities of Time Deposits In Excess of $250,000

dollars in millions		December 31, 2025
Time deposits maturing in:		
Three months or less	$	695
Over three months through six months		404
Over six months through 12 months		328
More than 12 months		13
Total	$	1,440

Borrowings

Total borrowings at December 31, 2025 were $36.01 billion, a decrease of $1.04 billion or 3% from $37.05 billion at December 31, 2024. The decrease from December 31, 2024 primarily related to the 2025 Debt Redemptions, which included a Partial Prepayment of the Purchase Money Note, partially offset by the 2025 Debt Issuances. Refer to the "Executive Overview—Recent Events" section earlier in this MD&A for further detail on the 2025 Debt Redemptions and 2025 Debt Issuances.

The following table presents borrowings, net of the respective unamortized purchase accounting adjustments, premiums, discounts, and issuance costs:

Table 28
Borrowings
dollars in millions

	December 31, 2025	December 31, 2024	Increase (Decrease)	
Securities sold under agreements to repurchase	$ 224	$ 367	$ (143)	(39)%
Federal Deposit Insurance Corporation				
3.500% fixed rate note due March 2028 [1]	33,385	35,816	(2,431)	(7)
Senior Unsecured Borrowings				
5.231% fixed-to-floating rate notes due March 2031 [2]	497	—	497	100
6.000% fixed rate notes due April 2036	58	58	—	—
Subordinated debt				
6.125% fixed rate notes due March 2028	430	445	(15)	(3)
3.375% fixed-to-floating rate notes due March 2030 [3]	—	350	(350)	(100)
5.600% fixed rate reset notes due September 2035 [4]	597	—	597	100
6.254% fixed-to-fixed rate notes due March 2040 [5]	745	—	745	100
Capital lease obligations	72	15	57	380
Total borrowings	$ 36,008	$ 37,051	$ (1,043)	(3)%

[1] Issued in connection with the SVBB Acquisition and secured by collateral. Refer to Note 2—Business Combinations and Note 5—Loans and Leases. The unamortized discount was $115 million and $176 million at December 31, 2025 and December 31, 2024, respectively.
[2] The fixed rate period will end on March 12, 2030, and the notes will thereafter bear a floating interest rate equal to a benchmark rate based on the Compounded Secured Overnight Financing Rate ("SOFR") Index Rate plus 141 bps per annum until the maturity date (or date of earlier redemption).
[3] The fixed rate period ended on March 15, 2025, and the notes converted to a floating interest rate equal to Three-Month Term SOFR plus 246.5 bps per annum. The notes included a callable feature and were redeemed on June 15, 2025.
[4] The interest rate will reset on September 5, 2030, and the notes will thereafter bear a fixed interest rate equal to the Five-year U.S. Treasury Rate as of the day falling two business days prior to the notes reset date plus 185 bps per annum until the maturity date (or date of earlier redemption).
[5] The interest rate will reset on March 12, 2035, and the notes will thereafter bear a fixed interest rate equal to the Five-year U.S. Treasury Rate as of the day falling two business days prior to the notes reset date plus 197 bps per annum until the maturity date (or date of earlier redemption).

The following summarizes the 2025 Debt Issuances:

Table 29
Parent Company Notes Issued

Issuance Date	Amount	Description
September 5, 2025	$600 Million	$600 million aggregate principal amount of subordinated fixed rate reset notes with a maturity date of September 5, 2035. Interest is payable semi-annually in arrears on March 5 and September 5 of each year, beginning on March 5, 2026, and ending on the maturity date (or date of earlier redemption), at a fixed rate of 5.6000% per annum. The interest rate will reset on September 5, 2030 and the notes will thereafter bear a fixed interest rate equal to the Five-year U.S. Treasury Rate as of the day falling two business days prior to the notes reset date plus 185 bps per annum until the maturity date (or date of earlier redemption).
March 12, 2025	$500 Million	$500 million aggregate principal amount of senior fixed-to-floating rate notes with a maturity date of March 12, 2031. Interest is payable semi-annually in arrears on March 12 and September 12 of each year, beginning on September 12, 2025, and ending on March 12, 2030 (or date of earlier redemption), at a fixed rate of 5.231% per annum. The fixed rate period will end on March 12, 2030, and the notes will thereafter bear a floating interest rate equal to a benchmark rate based on the Compounded SOFR plus 141 bps per annum until the maturity date (or date of earlier redemption). During the floating rate period, interest on the notes will be payable quarterly in arrears on June 12, 2030, September 12, 2030, December 12, 2030, and on the maturity date (or date of earlier redemption).
March 12, 2025	$750 Million	$750 million aggregate principal amount of subordinated fixed-to-fixed rate notes with a maturity date of March 12, 2040. Interest is payable semi-annually in arrears on March 12 and September 12 of each year and on the maturity date (or date of earlier redemption), commencing on September 12, 2025, at a fixed rate of 6.254% per annum. The interest rate will reset on March 12, 2035, and the notes will thereafter bear a fixed interest rate equal to the Five-year U.S. Treasury Rate as of the day falling two business days prior to the notes reset date plus 197 bps per annum until the maturity date (or date of earlier redemption).

We continually monitor our capital needs and market conditions in an effort to diversify our borrowing base and capital mix when appropriate. Additionally, we continue to monitor the status of the proposed interagency rule for new long term debt that has not been finalized as mentioned in the "Regulatory Considerations—Enhanced Prudential Standards" section in Item 1. Business of this Form 10-K.

Refer to the "Risk Management—Liquidity Risk" section of this MD&A and Note 12—Borrowings for further information regarding liquidity and borrowings.

Other Assets and Liabilities

The following table includes the components of other assets:

Table 30
Other Assets

dollars in millions

	December 31, 2025	December 31, 2024	Increase (Decrease)	
Affordable housing tax credit and other unconsolidated investments [1]	$ 2,955	$ 2,516	$ 439	17 %
Accrued interest receivable	912	902	10	1
Fair value of derivative financial instruments	534	660	(126)	(19)
Pension and other retirement plan assets	784	658	126	19
Right of use assets for operating leases, net	294	316	(22)	(7)
Income tax assets	510	511	(1)	—
Counterparty receivables	124	69	55	80
Bank-owned life insurance	108	106	2	1
Nonmarketable investments	167	127	40	32
Other real estate owned	119	56	63	115
Mortgage servicing rights	32	27	5	17
Federal Home Loan Bank stock	20	20	—	—
Other	964	772	192	25
Total other assets	$ 7,523	$ 6,740	$ 783	12 %

[1] Refer to Note 10—Variable Interest Entities for additional information.

The following table includes the components of other liabilities:

Table 31
Other Liabilities

dollars in millions

	December 31, 2025	December 31, 2024	Increase (Decrease)	
Income tax liabilities	$ 3,819	$ 3,669	$ 150	4 %
Commitments to fund tax credit investments	1,321	1,214	107	9
Accrued personnel cost	1,042	1,024	18	2
Fair value of derivative financial instruments	494	625	(131)	(21)
Lease liabilities	329	357	(28)	(8)
Reserve for off-balance sheet credit exposure	260	278	(18)	(7)
Accrued interest payable	140	134	6	5
Accounts payable and other	1,321	895	426	47
Total other liabilities	$ 8,726	$ 8,196	$ 530	7 %

A reserve for off-balance sheet credit exposure is established for unfunded commitments and is included in other liabilities. BancShares estimates the expected funding amounts and applies its probability of obligor default ("PD") and loss given default ("LGD") models to those expected funding amounts to estimate the reserve. The reserve for off-balance sheet credit exposure was $260 million at December 31, 2025, a decrease of $18 million compared to $278 million at December 31, 2024. Refer to the "Results of Operations—Provision for Credit Losses" section of this MD&A for further discussion. Refer to Note 22— Commitments and Contingencies for information relating to off-balance sheet commitments.

RISK MANAGEMENT

Risk is inherent in any business. BancShares has defined a moderate risk appetite and a balanced approach to risk taking with a philosophy that does not preclude higher risk business activities commensurate with acceptable returns while meeting regulatory objectives. Through the comprehensive Risk Management Framework and Risk Appetite Policy and Statement, senior management has primary responsibility for day-to-day management of the risks we face with accountability of and support from all associates. Senior management applies various strategies to reduce the risks to which BancShares may be exposed, with effective challenge by independent risk management and oversight by Management Committees. The Board strives to ensure that risk management is a part of our business culture and that our policies and procedures to identify, assess, respond, and monitor risk are part of the decision-making process. The Board's role in risk oversight is an integral part of our overall Risk Management Framework and Risk Appetite Policy. The Board administers its risk oversight function primarily through its Risk Committee.

The Risk Committee structure is designed to allow for information flow, effective challenge and timely escalation of risk-related issues. The Risk Committee monitors adherence to our Risk Management Framework and Risk Appetite Policy and Statement and provides quarterly updates to the Board on risk management. Our Chief Risk Officer also provides regular reports to the Risk Committee and the Board. Management and independent risk functions make regular reports to the Risk Committee on key risk areas, including credit, market, capital, liquidity, operational, compliance, and strategic risks. The Risk Committee also reviews reports of examination by and communications from regulatory agencies, the results of internal and third-party testing and qualitative and quantitative assessments related to risk management, and any other matters within the scope of the Risk Committee's oversight responsibilities. The Risk Committee monitors management's response to certain risk-related regulatory and audit issues. In addition, the Risk Committee may coordinate with the Board's Audit Committee, Technology Committee and the Compensation, Nominations and Governance Committee for the review of financial statements and related risks, technology and cybersecurity risk, compensation risk management, and other areas of responsibility.

BancShares leverages a Three Lines Model to promote clarity of roles and responsibilities in managing risk. The first line is comprised of organizational functions that own or support the management of risk. The second line is led by the Chief Risk Officer, who reports to the Risk Committee of the Board, and is comprised of organizational functions that make up the Risk Management Department which has the responsibility for establishing risk frameworks, policies, standards, and procedures which support the Framework; providing proactive, transparent, and independent oversight and effective challenge of the first line; and identifying, measuring, monitoring, or controlling for aggregate risks. Internal audit is independent of the first and second lines, reporting directly to the Audit Committee of the Board and constitutes the third line.

In combination with other risk management and monitoring practices, enterprise-wide stress testing activities are conducted within a defined framework. Stress tests are performed for various risks to ensure the financial institution can support continued operations during stressed periods.

BancShares monitors and stress tests its capital and liquidity consistent with the safety and soundness expectations of the federal regulators. Refer to the "Regulatory Considerations" section of Item 1. Business included in this Form 10-K for further discussion.

BancShares has been assessing the emerging impacts of recent and potential U.S. and international tariffs and other retaliatory actions and has continued monitoring the international tensions that could impact the economy and exacerbate headwinds of elevated market volatility, global supply chain disruptions, and recessionary pressures. BancShares also continues to assess operational risks such as those associated with potential cyberattacks for FCB and third parties upon whom it relies. Assessments have not identified material impacts to date, but those assessments will remain ongoing as the conditions continue to exist and develop. BancShares is also assessing the potential risk of an economic slowdown or recession that could create increased credit and market risk having downstream impacts on earnings, capital, and/or liquidity. While economic data continues to be mixed, baseline economic forecasts reflect a decline in CRE property values due to current interest rate levels that impacted the ALLL forecasts. Key indicators will continue to be monitored, and impacts assessed as part of our ongoing Risk Management Framework.

Credit Risk

Credit risk is the risk arising from a borrower, obligor, or counterparty's failure to meet the terms of any financial obligation, which can result in financial impact to current or anticipated earnings or capital, or strategic objectives. Loans and leases we originate are underwritten in accordance with our credit policies and procedures and are subject to periodic ongoing reviews. Acquired loans, regardless of whether purchased credit deteriorated ("PCD") or Non-PCD, are recorded at fair value as of the acquisition date and are subject to periodic reviews to identify any further credit deterioration. Our independent credit review function conducts risk reviews and analyses of both originated and acquired loans to ensure compliance with credit policies and to monitor asset quality trends and borrower financial strength. These reviews include portfolio analysis by geographic location, industry, collateral type, and product. We strive to identify potential problem loans as early as possible, to record charge-offs as appropriate and to maintain an appropriate ALLL that accounts for expected losses over the life of the loan and lease portfolios.

Commercial Lending and Leasing
BancShares employs a credit ratings system where each commercial loan is assigned a PD, LGD, and/or overall credit rating using scorecards developed to rate each type of transaction incorporating assessments of both quantitative and qualitative factors. When commercial loans and leases are graded during underwriting, or when updated periodically thereafter, a model is run to generate a preliminary risk rating. These models incorporate both internal and external historical default and loss data, as well as other borrower and loan characteristics, to assign a risk rating. The preliminary risk rating assigned by the model can be adjusted as a result of borrower specific facts and circumstances that, in management's judgment, warrant a modification of the modeled risk rating to arrive at the final approved risk ratings.

Consumer Lending
Consumer lending begins with an evaluation of a consumer borrower's credit profile against published standards. Credit decisions are made after analyzing quantitative and qualitative factors to assess the borrower's ability to repay the loan, and secondary sources of repayment, such as collateral value.

Consumer products use traditional and measurable standards to document and assess the creditworthiness of a loan applicant. Credit standards follow industry standard documentation requirements. Performance is largely evaluated based on an acceptable pay history along with a quarterly assessment which incorporates current market conditions. Loans may also be monitored during quarterly reviews of the borrower's refreshed credit score. When warranted, an additional review of the loan-to-value of the underlying collateral may be conducted.

ALLL
The loan and ALLL disclosures for the 2024 and 2023 periods presented in this Form 10-K were recast to reflect the Loan Class Changes summarized in the "Executive Overview—Recent Events" section of this MD&A and further discussed in Note 1— Significant Accounting Policies and Basis of Presentation.

Our ALLL estimate as of December 31, 2025 included extensive reviews of the changes in credit risk associated with the uncertainties around macroeconomic forecasts. These loss estimates consider industry risk and the actual net losses incurred during prior periods of economic stress as well as recent credit trends.

Our ALLL methodology is discussed further in the section entitled "Critical Accounting Estimates" of the MD&A and Note 1 —Significant Accounting Policies and Basis of Presentation.

The following table summarizes the ALLL for commercial, consumer and total loans.

Table 32
ALLL

dollars in millions	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Commercial	Consumer	Total	Commercial	Consumer	Total	Commercial	Consumer	Total
Balance at beginning of period	$ 1,518	$ 158	$ 1,676	$ 1,581	$ 166	$ 1,747	$ 789	$ 133	$ 922
Initial PCD ALLL	—	—	—	—	—	—	217	3	220
Day 2 Provision for Loan and Lease Losses	—	—	—	—	—	—	419	43	462
Provision (benefit) for loan and lease losses	538	(8)	530	461	8	469	701	2	703
Total provision (benefit) for loan and lease losses	538	(8)	530	461	8	469	1,120	45	1,165
Charge-offs	(708)	(33)	(741)	(627)	(30)	(657)	(610)	(28)	(638)
Recoveries	88	13	101	103	14	117	65	13	78
Balance at end of period	$ 1,436	$ 130	$ 1,566	$ 1,518	$ 158	$ 1,676	$ 1,581	$ 166	$ 1,747
Net charge-off ratio			0.45 %			0.39 %			0.47 %
Net charge-offs	$ 620	$ 20	$ 640	$ 524	$ 16	$ 540	$ 545	$ 15	$ 560
Average loans			$143,110			$137,456			$119,176
Percent of loans in each category to total loans	81 %	19 %	100 %	80 %	20 %	100 %	79 %	21 %	100 %

The ALLL was $1.57 billion at December 31, 2025, compared to $1.68 billion at December 31, 2024, resulting in an ALLL reserve release of $110 million in the current year, mainly driven by loan growth concentrated in capital call lines which have a lower loss rate relative to our other loan portfolios, elimination of the reserves related to Hurricane Helene, a modest shift in our weighting from the downside to baseline economic scenario (as further discussed in the "Critical Accounting Estimates" section of this MD&A), improvements in the economic outlook and credit quality, and lower specific reserves for individually evaluated loans. The ALLL reserve release was $71 million in the prior year. The ALLL as a percentage of loans was 1.06% at December 31, 2025, a decrease of 14 bps from 1.20% at December 31, 2024.

The following table summarizes the ALLL as a percentage of loans for each loan class:

Table 33
ALLL by Loan Class

dollars in millions	December 31, 2025			December 31, 2024		
	ALLL	Loan Balance	ALLL as a Percentage of Loans	ALLL	Loan Balance	ALLL as a Percentage of Loans
Commercial						
Commercial and industrial	$ 807	$ 44,721	1.80 %	$ 815	$ 43,559	1.87 %
Capital call lines	29	31,791	0.09	44	25,501	0.17
Owner occupied commercial mortgage	50	17,660	0.28	51	16,842	0.30
Investor dependent	181	2,778	6.52	195	3,193	6.10
Commercial real estate	369	23,784	1.55	413	23,282	1.77
Total commercial	1,436	120,734	1.19	1,518	112,377	1.35
Consumer						
Residential mortgage	67	21,861	0.31	85	22,768	0.37
Revolving mortgage	26	2,863	0.89	21	2,567	0.83
Auto	9	1,416	0.67	5	1,523	0.35
Other consumer	28	1,056	2.62	47	986	4.75
Total consumer	130	27,196	0.48	158	27,844	0.56
Total	$ 1,566	$ 147,930	1.06 %	$ 1,676	$ 140,221	1.20 %

The ALLL may vary significantly from period to period due to changes in economic conditions, economic forecasts and the composition and credit quality of the loan and lease portfolio, and the related impacts to the ALLL models. We continuously monitor and update our ALLL estimation methodology, as appropriate. During 2025, we updated our PD, LGD, and exposure at default methodology for the capital call lines, investor dependent, residential mortgage, revolving mortgage, auto and consumer other portfolios, which contributed to the changes in the ALLL compared to December 31, 2024 for those portfolios.

Net Charge-Offs

The following table summarizes net charge-offs for each loan class:

Table 34
Net Charge-Offs

dollars in millions	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Charge-offs	Recoveries	Net charge-offs (recoveries)	Charge-offs	Recoveries	Net charge-offs (recoveries)	Charge-offs	Recoveries	Net charge-offs (recoveries)
Commercial									
Commercial and industrial	$ 453	$ 52	$ 401	$ 294	$ 51	$ 243	$ 340	$ 51	$ 289
Capital call lines	—	—	—	—	—	—	—	—	—
Owner occupied commercial mortgage	7	—	7	12	—	12	1	1	—
Investor dependent	125	35	90	204	49	155	172	12	160
Commercial real estate	123	1	122	117	3	114	97	1	96
Total commercial	708	88	620	627	103	524	610	65	545
Consumer									
Residential mortgage	7	5	2	1	5	(4)	2	6	(4)
Revolving mortgage	—	1	(1)	1	2	(1)	—	1	(1)
Auto	5	2	3	6	2	4	4	1	3
Other consumer	21	5	16	22	5	17	22	5	17
Total consumer	33	13	20	30	14	16	28	13	15
Total	$ 741	$ 101	$ 640	$ 657	$ 117	$ 540	$ 638	$ 78	$ 560

Net charge-offs for the current year were $640 million, an increase of $100 million from $540 million for the prior year, primarily due to an increase of $158 million in commercial and industrial, partially offset by a decrease of $65 million in investor dependent. The increase of $158 million in commercial and industrial net charge-offs mainly includes the previously discussed $82 million charge-off on a single supply chain finance client, and modest increases in the Commercial Finance and Tech and Finance lines of business in the Commercial Bank segment. At December 31, 2025, the total balance of our supply chain finance portfolio was approximately $270 million.

Nonperforming Assets

Nonperforming assets include nonaccrual loans and leases, other real estate owned ("OREO") and repossessed assets. Accounting policies related to nonperforming assets are discussed in Note 1—Significant Accounting Policies and Basis of Presentation in this Form 10-K.

Table 35
Non-Performing Assets

dollars in millions	December 31, 2025	December 31, 2024
Nonaccrual loans:		
Commercial loans	$ 1,082	$ 1,008
Consumer loans	225	176
Total nonaccrual loans	1,307	1,184
Other real estate owned [1] and repossessed assets	124	64
Total nonperforming assets	$ 1,431	$ 1,248
Total loans and leases	$ 147,930	$ 140,221
Total loans and leases, other real estate owned, and repossessed assets	148,054	140,285
ALLL to total loans and leases	1.06 %	1.20 %
Ratio of total nonperforming assets to total loans, leases, other real estate owned and repossessed assets	0.97	0.89
Ratio of nonaccrual loans and leases to total loans and leases	0.88	0.84
Ratio of ALLL to nonaccrual loans and leases	119.80	141.58

[1] Other real estate owned includes former branch property and other non-foreclosed property of $26 million as of December 31, 2025 and 2024.

OREO and repossessed assets were $124 million at December 31, 2025 compared to $64 million at December 31, 2024. The increase of $60 million compared to December 31, 2024 mainly reflects foreclosures on CRE properties. Trends in past due and nonaccrual loans are discussed below.

Past Due and Nonaccrual Loans

Past due and nonaccrual loans by loan class are summarized in the following table:

Table 36
Delinquencies and Nonaccrual Loans

dollars in millions	December 31, 2025					December 31, 2024				
	Accruing Loans					Accruing loans				
	30-59 Days Past Due	60-89 Days Past Due	Total 30-89 Days Past Due	90 Days or Greater	Nonaccrual Loans	30-59 Days Past Due	60-89 Days Past Due	Total 30-89 Days Past Due	90 Days or Greater	Nonaccrual Loans
Commercial										
Commercial and industrial	$ 232	$ 56	$ 288	$ 63	$ 456	$ 203	$ 50	$ 253	$ 17	$ 420
Capital call lines	—	—	—	—	—	—	—	—	—	—
Owner occupied commercial mortgage	78	19	97	1	159	30	9	39	2	62
Investor dependent	11	1	12	—	49	11	1	12	—	87
Commercial real estate	221	31	252	171	418	65	30	95	79	439
Total commercial	542	107	649	235	1,082	309	90	399	98	1,008
Consumer						—	—		—	—
Residential mortgage	168	42	210	7	179	172	25	197	7	143
Revolving mortgage	25	4	29	—	35	20	4	24	—	24
Auto	15	3	18	—	9	12	3	15	—	8
Other consumer	5	3	8	2	2	5	3	8	3	1
Total consumer	213	52	265	9	225	209	35	244	10	176
Total	$ 755	$ 159	$ 914	$ 244	$ 1,307	$ 518	$ 125	$ 643	$ 108	$ 1,184

The increase of $271 million in accruing loans that are 30 to 89 days past due is largely attributable to increases of $157 million in commercial real estate and $58 million in owner occupied commercial mortgage. Accruing loans that are 30 to 89 days past due are early stage delinquencies that are not showing signs of significant credit deterioration. Delinquency status is considered in the estimate of the ALLL.

The increase of $136 million in accruing loans that are 90 days or greater past due is primarily attributable to increases of $92 million in commercial real estate and $46 million in commercial and industrial, partially offset by net decreases in all other loan classes. The increases are mainly due to a small number of larger balance and well-secured loans for which we expect payment of principal and interest. Loans 90 days or greater past due are assigned a more severe PD in accordance with our ALLL methodology.

Nonaccrual loans and leases at December 31, 2025 were $1.31 billion, an increase of $123 million compared to $1.18 billion at December 31, 2024, mainly due to increases of $97 million in owner occupied commercial mortgage, $36 million in commercial and industrial, and $36 million in residential mortgage, partially offset by decreases of $38 million in investor dependent and $21 million in commercial real estate. Nonaccrual loans over an established threshold are individually evaluated for specific ALLL reserves as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

Commercial Real Estate Portfolio Composition

Our CRE portfolio is diversified across various property types. The following table provides an overview of the property type exposures within our CRE portfolio:

Table 37
Commercial Real Estate Portfolio

dollars in millions	December 31, 2025	
	Balance	**% to Total Loans and Leases**
Multi-family	$ 5,195	3.5 %
Medical office	3,502	2.4
Industrial, including warehouses	3,315	2.2
General office	2,000	1.4
Retail	1,632	1.1
Healthcare	1,382	0.9
Hotel and motel	849	0.6
Other	5,909	4.0
Total commercial real estate	$ 23,784	16.1 %

Evolving macroeconomic and social conditions (including the shift to hybrid work arrangements) may result in changes for general office demand moving forward. Our general office portfolio has experienced more negative credit quality trends relative to our other CRE portfolios. Our general office portfolio is 1.35% of total loans and leases and 8.41% of total CRE at December 31, 2025. Select metrics for our general office portfolio are summarized in the following table:

Table 38
General Office Portfolio

dollars in millions	December 31, 2025
General office as a percentage of total loans and leases	1.35 %
General office as a percentage of CRE loans	8.41 %
Net charge-offs as a percentage of general office	4.44 %
Percentage of general office 30 days or more past due	11.48 %
Nonaccrual loans as a percentage of general office	10.17 %
ALLL as a percentage of general office	3.51 %

Concentration

We strive to minimize the risks associated with large concentrations within specific geographic areas, collateral types or industries. Despite our focus on diversification, several characteristics of our loan portfolio subject us to concentration risk. Loan concentration for our commercial and consumer loans is summarized below.

Commercial Loan Concentration

Industry Concentration

The following table summarizes the industry concentration of our commercial loans and leases based the obligors' industries:

Table 39
Commercial Loans and Leases - Industry

dollars in millions	December 31, 2025		December 31, 2024	
Finance and insurance	$ 38,417	31.8 %	$ 31,162	27.7 %
Real estate	17,911	14.8	17,905	15.9
Healthcare	11,155	9.2	11,053	9.8
Information	9,699	8.0	9,569	8.5
Business services	9,601	8.0	9,089	8.1
Transportation, communication, gas, utilities	7,567	6.3	8,175	7.3
Manufacturing	7,137	5.9	7,160	6.4
Retail	4,329	3.6	4,141	3.7
Service industries	4,274	3.5	4,124	3.7
Wholesale	3,571	3.0	3,437	3.1
Other	7,073	5.9	6,562	5.8
Total	$ 120,734	100.0 %	$ 112,377	100.0 %

Loans to non-depository financial institutions ("NDFIs")

Loans to borrowers in the finance and insurance industry were $38.42 billion, or 31.8% of commercial loans and leases at December 31, 2025, compared to $31,162 or 27.7% of commercial loans and leases at December 31, 2024. Loans to NDFIs comprise 97.9% of our loans to borrowers in the finance and insurance industry. Our NDFI portfolio composition is described below.

As of December 31, 2025, loans to NDFIs were approximately $37.59 billion. Capital call lines comprise $31.79 billion, or 85%, of the NDFI portfolio. The primary source of repayment for capital call lines is the capital commitments of the underlying limited partner ("LP") investors in funds managed by certain private equity and venture capital firms. Capital calls are contractual obligations of the LPs and are not subject to the performance of the underlying portfolio of investments. Capital call lines are typically governed by financial covenants oriented towards ensuring that the funds' remaining callable capital is sufficient to repay the loan, and larger commitments (typically provided to larger private equity funds) are typically secured by an assignment of the general partner's right to call capital from the fund's LP investors. The credit quality is strong for capital call lines based on the structural protection provided by the funds and the underlying investors. Capital call lines have a significantly lower loss rate relative to our other loan portfolios. As of December 31, 2025, the ALLL was 0.09% of capital call lines, compared to 1.06% of total loans.

The loans to NDFIs that are not capital call lines (the "Other NDFI Portfolios") have balances totaling approximately $5.80 billion at December 31, 2025, and the largest portfolios are described below:

- The *net asset value ("NAV") portfolio* ($1.63 billion) consists of: (i) loans to private equity funds collateralized by the funds' portfolios of direct equity investments in private companies, and (ii) loans to predominantly secondary funds collateralized by the funds' portfolios of investments in LP interests in private funds and/or co-investment vehicles.
- *Leveraged fund lines* ($970 million) are lines of credit provided to private credit funds and are collateralized by portfolios of the underlying assets, primarily first lien loans.
- *Warehouse lines* ($871 million) are asset-based lines of credit that finance cash flows for large pools of assets, such as accounts receivable and loans, that the borrower (or sponsor) typically sell or transfer to special purpose vehicle entities.
- *Specialty finance* ($726 million) includes asset-based lending facilities to lenders that are primarily investing in first lien senior debt.

The Other NDFI Portfolios are included in commercial and industrial loans and leases. As of December 31, 2025, the ALLL was 1.80% of commercial and industrial loans and leases.

NDFIs could be subject to a less stringent regulatory environment than IDIs or BHCs as further discussed in Item 1A. Risk Factors of this Form 10-K. We strive to mitigate the credit risk of our loans to NDFIs through our underwriting and credit monitoring processes. As discussed above, approximately 85% of our NDFI portfolio at December 31, 2025 is comprised of capital call lines which have strong credit quality based on the structural protection provided by the funds and the underlying investors. Additionally, we establish advance rates (the percentage of the collateral value FCB will lend to the borrower) for loans in the Other NDFI Portfolios commensurate with the risks of the underlying collateral type, structural protection of the funds or investors, diversification of the funds, and financial strength of the borrower (or sponsor).

Real estate secured loans

Our CRE portfolio comprises the vast majority of the real estate industry loans in the table above, which is based on the industry of the obligor. Additionally, we have CRE and owner occupied commercial mortgage loans that are secured by real estate, but are categorized in other industries in the table above. At December 31, 2025, the combined balances of our CRE and owner occupied commercial mortgage loans were $41.44 billion, or 34% of commercial loans and leases, compared to $40.12 billion or 36% at December 31, 2024. We have historically carried a concentration of real estate secured loans, but actively mitigate exposure through underwriting policies, which primarily rely on borrower cash flow rather than underlying collateral values. When we do rely on underlying real property values, we prefer financing secured by owner-occupied real property.

Healthcare and information industries

The healthcare and information industries in the table above largely consist of the healthcare, life sciences, and technology sectors, which include clients in our Commercial Finance, Global Fund Banking, and Tech and Healthcare lines of business within our Commercial Bank segment. Loans and leases to borrowers in medical, dental or other healthcare fields were $11.16 billion as of December 31, 2025, which represents 9.2% of commercial loans and leases, compared to $11.05 billion or 9.8% of commercial loans and leases at December 31, 2024. Loans and leases to borrowers in the information industry were $9.70 billion as of December 31, 2025, which represents 8.0% of commercial loans and leases, compared to $9.57 billion or 8.5% of commercial loans and leases at December 31, 2024. We actively mitigate credit risk exposure of these industry concentrations through our underwriting policies that emphasize reliance on adequate levels of borrower repayment sources.

Larger Balance Loans

The following table provides a summary of commercial loans by loan size and loan class as of December 31, 2025:

Table 40
Commercial Loans by Size and Class

dollars in millions	Less Than $10 Million		$10 Million to $30 Million		Greater Than $30 Million		Total Commercial Loans	
Commercial and industrial	$	16,337	$	12,077	$	16,307	$	44,721
Capital call lines		1,174		3,330		27,287		31,791
Owner occupied commercial mortgage		14,792		2,187		681		17,660
Investor dependent		1,636		896		246		2,778
Commercial real estate		8,561		6,706		8,517		23,784
Total	$	42,500	$	25,196	$	53,038	$	120,734

Most of our loans greater than $30 million at December 31, 2025 are capital call lines which are described above in *"Loans to non-depository financial institutions ("NDFIs")."*

Geographic Concentrations

The following table summarizes geographic concentrations based on the location of the real estate collateral for owner occupied commercial mortgage and commercial real estate loans, and based on the obligor address for all other commercial loans.

Table 41
Commercial Loans and Leases - Geography

dollars in millions	December 31, 2025			December 31, 2024		
State						
California	$	26,056	21.6 %	$	24,363	21.7 %
New York		12,193	10.1		10,154	9.0
North Carolina		11,005	9.1		11,122	9.9
Texas		8,811	7.3		8,417	7.5
Massachusetts		7,325	6.1		7,249	6.4
Florida		6,175	5.1		6,091	5.4
All other states		46,093	38.2		42,446	37.8
Total U.S.	$	117,658	97.5 %	$	109,842	97.7 %
Total international		3,076	2.5		2,535	2.3
Total	$	120,734	100.0 %	$	112,377	100.0 %

Consumer Loan Concentration

Loan concentrations may exist when multiple borrowers could be similarly impacted by economic or other conditions. The following table summarizes state concentrations greater than 5.0% of consumer loans based on customer address:

Table 42
Consumer Loans - Geography

dollars in millions	December 31, 2025			December 31, 2024		
State						
California	$	8,118	29.8 %	$	8,615	31.0 %
North Carolina		6,736	24.8		6,716	24.1
South Carolina		3,502	12.9		3,509	12.6
Massachusetts		1,597	5.9		1,683	6.0
Other states		7,243	26.6		7,321	26.3
Total	$	27,196	100.0 %	$	27,844	100.0 %

Asset Risk

Asset risk is a form of price risk that is a primary risk of our leasing businesses. This relates to the risk to earning capital arising from changes in the value of owned leasing equipment. Refer to Note 7—Leases. Asset risk in our leasing business is evaluated and managed in the divisions and overseen by risk management processes. In our asset-based lending business, we also use residual value guarantees to mitigate or partially mitigate exposure to end of lease residual value exposure on certain of our finance leases. Our business process consists of: (1) setting residual values at transaction inception, (2) systematic periodic residual value reviews, and (3) monitoring levels of residual realizations. Residual realizations, by business and product, are reviewed as part of the quarterly financial and asset quality review. Reviews for impairment are performed at least annually.

In combination with other risk management and monitoring practices, asset risk is monitored through reviews of the equipment markets, including utilization rates and traffic flows; the evaluation of supply and demand dynamics; the impact of new technologies; and changes in regulatory requirements on different types of equipment. At a high level, demand for equipment is correlated with gross domestic product ("GDP") growth trends for the markets the equipment serves, as well as the more immediate conditions of those markets. Cyclicality in the economy and shifts in trade flows due to specific events represent risks to the earnings that can be realized by these businesses. In the Rail segment, BancShares seeks to mitigate these risks by maintaining a relatively young fleet of assets, which can bolster attractive lease and utilization rates.

Market Risk

Market risk is the risk arising from changes in interest rates, foreign exchange, fixed income, commodity, or equity prices which can result in financial loss, or adverse impact to earnings and capital.

Interest rate risk management
BancShares is exposed to the risk that changes in market conditions may affect interest rates and negatively impact earnings. The risk arises from the nature of BancShares' business activities, the composition of BancShares' balance sheet, and changes in the level or shape of the yield curve. BancShares manages this inherent risk strategically based on prescribed guidelines and approved limits.

Interest rate risk can arise from many of BancShares' business activities, such as lending, leasing, investing, deposit taking, derivatives, and funding activities. We evaluate and monitor interest rate risk primarily through two metrics.

• *Net Interest Income Sensitivity* ("NII Sensitivity") measures the net impact of hypothetical changes in interest rates on forecasted NII; and

• *Economic Value of Equity* ("EVE") *Sensitivity* ("EVE Sensitivity") measures the net impact of these hypothetical changes on the value of equity by assessing the economic value of assets, liabilities and off-balance sheet instruments.

BancShares uses a holistic process to measure and monitor both short term and long term risks, which includes, but is not limited to, gradual and immediate parallel rate shocks, changes in the shape of the yield curve, and changes in the relationship of various yield curves. NII Sensitivity generally focuses on shorter term earnings risk, while EVE Sensitivity assesses the longer-term risk of the existing balance sheet.

Our exposure to NII Sensitivity is guided by the Risk Appetite Policy and Statement and a range of risk metrics, and BancShares may utilize tools across the balance sheet to adjust its interest rate risk exposures, including through business line actions and actions within the investment, funding and derivative portfolios.

The composition of our interest rate sensitive assets and liabilities generally results in a net asset-sensitive position for NII Sensitivity, whereby our assets will reprice faster than our liabilities. A component of our interest rate risk management strategy is the use of derivative instruments to mitigate fluctuations in earnings caused by changes in market interest rates. Interest rate swaps are the primary type of derivative instrument that we use as part of our interest rate risk management strategy. These derivatives hedge interest income variability of floating rate loans indexed to SOFR. Refer to Note 13—Derivative Financial Instruments for further information on our derivative portfolio.

Our funding sources consist primarily of deposits, and we also support our funding needs through wholesale funding sources (including unsecured and secured borrowings).

The deposit rates we offer are influenced by market conditions and competitive factors. Market rates are the key factors of deposit costs, and we continue to optimize deposit costs by improving our deposit mix. Changes in interest rates, expected funding needs, as well as actions by competitors, can affect our deposit taking activities and deposit pricing. We believe our targeted non-maturity deposit customer retention is strong and we remain focused on optimizing our mix of deposits. We regularly assess the effect of deposit rate changes on our balances and seek to achieve optimal alignment between assets and liabilities.

The following table summarizes the results of 12-month NII Sensitivity simulations produced by our asset/liability management system. These simulations assume static balance sheet replacement with like products and implied forward market rates, and also incorporate additional internal models and assumptions, which we may update periodically, including rate dependent prepayment for certain loans and securities and repricing of interest-bearing non-maturity deposits. The below simulations assume an immediate 100 and 200 bps parallel increase and decrease from current interest rates.

Table 43
NII Sensitivity Simulation Analysis

	Estimated (Decrease) Increase in NII	
Change in interest rate (bps)	**December 31, 2025**	**December 31, 2024**
-200	(11.3) %	(10.6) %
-100	(5.8)	(6.1)
+100	6.5	6.9
+200	13.6	11.1

NII Sensitivity metrics at December 31, 2025, compared to December 31, 2024, were primarily affected by balance sheet growth and compositional changes, as well as impacts from lower market interest rates.

As of December 31, 2025, BancShares continues to have an asset sensitive interest rate risk profile and the potential exposure to forecasted earnings was largely due to the composition of the balance sheet (primarily due to floating rate commercial loans and cash), as well as estimates of modest future deposit betas. Approximately 65% of our loans have floating contractual reference rates, indexed primarily to SOFR and the U.S. prime rate. Deposit betas are currently modeled to have a portfolio average of approximately 35%-40% over the twelve-month forecast horizon, including 50%-55% for interest-bearing non-maturity deposits. Deposit beta is the portion of a change in the federal funds rate that is passed on to the deposit rate. Actual deposit betas may be different than modeled, depending on various factors, including liquidity requirements, deposit mix and competitive pressures. Impacts to NII Sensitivity may change due to actual results differing from modeled expectations.

As noted above, EVE Sensitivity supplements NII simulations as it estimates risk exposures beyond a twelve-month horizon. EVE Sensitivity measures the change in the EVE due to changes in assets, liabilities, and off-balance sheet instruments in response to a change in interest rates. EVE Sensitivity was calculated by estimating the change in the net present value of assets, liabilities, and off-balance sheet items under various rate movements, including utilizing a dynamic rate level dependent modeling approach for our deposit attrition assumption. In addition to interest rate changes, other key assumptions used in our EVE Sensitivity simulations include asset prepayments, as well as balance attrition and pricing of non-maturity deposits.

The below simulations assume an immediate 100 and 200 bps parallel increase and decrease from current interest rates and the estimated impact on our EVE profile based on our current modeling approach:

Table 44
EVE Modeling Analysis

	Estimated Increase (Decrease) in EVE	
Change in interest rate (bps)	**December 31, 2025**	**December 31, 2024**
-200	6.7 %	5.4 %
-100	4.3	3.1
+100	(4.2)	(3.2)
+200	(8.2)	(7.0)

In addition to the above reported sensitivities, a wide variety of potential interest rate scenarios are simulated within our asset/liability management system. Scenarios that impact balance sheet composition or the sensitivity to key assumptions are also evaluated.

We use results of our various interest rate risk analyses to formulate and implement asset and liability management strategies, in coordination with the Asset and Liability Committee, to achieve the desired risk profile, while managing our objectives for market risk and other strategic objectives. Specifically, we may manage our interest rate risk position through certain pricing strategies and product design for loans and deposits, our investment portfolio, funding portfolio, or by using derivatives to mitigate earnings volatility.

The above sensitivities provide an estimate of our interest rate sensitivity; however, they do not account for potential changes in credit quality, size, mix, or changes in the competition for business in the industries we serve. They also do not account for other business developments and other actions. Accordingly, we can give no assurance that actual results would not differ materially from the estimated outcomes of our simulations.

Loan Maturity and Loan Interest Rate Sensitivity

The following table provides loan maturity distribution information:

Table 45
Loan Maturity Distribution

dollars in millions

	At December 31 2025, Maturing				
	Within One Year	One to Five Years	Five to 15 Years	After 15 Years	Total
Commercial					
Commercial and industrial	$ 12,644	$ 25,967	$ 5,306	$ 804	$ 44,721
Capital call lines	31,650	141	—	—	31,791
Owner occupied commercial mortgage	1,917	8,938	6,352	453	17,660
Investor dependent	1,181	1,597	—	—	2,778
Commercial real estate	5,519	14,162	2,894	1,209	23,784
Total commercial	52,911	50,805	14,552	2,466	120,734
Consumer					
Residential mortgage	655	2,780	7,460	10,966	21,861
Revolving mortgage	47	185	1,099	1,532	2,863
Consumer auto	324	953	139	—	1,416
Consumer other	320	616	115	5	1,056
Total consumer	1,346	4,534	8,813	12,503	27,196
Total loans and leases	$ 54,257	$ 55,339	$ 23,365	$ 14,969	$ 147,930

As noted above, approximately 65% of our total loans have floating contractual reference rates, indexed primarily to SOFR and the U.S. prime rate. The following table provides information regarding fixed and variable interest rate loans and leases maturing one year or after, as of December 31, 2025:

Table 46
Fixed and Variable Interest Rate Loans

dollars in millions

	Loans Maturing One Year or After with	
	Fixed Interest Rates	Variable Interest Rates
Commercial		
Commercial and industrial	$ 10,354	$ 21,723
Capital call lines	—	141
Owner occupied commercial mortgage	13,818	1,925
Investor dependent	4	1,593
Commercial real estate	8,207	10,058
Total commercial	32,383	35,440
Consumer		
Residential mortgage	8,561	12,645
Revolving mortgage	28	2,788
Consumer auto	1,092	—
Consumer other	283	453
Total consumer	9,964	15,886
Total loans and leases	$ 42,347	$ 51,326

Counterparty Risk

We enter into interest rate and foreign exchange derivatives as part of our overall risk management practices and also on behalf of our clients. We establish risk metrics and evaluate and manage the counterparty risk associated with these derivative instruments in accordance with the comprehensive Risk Management Framework and Risk Appetite Policy and Statement.

Counterparty credit exposure or counterparty risk is a primary risk of derivative instruments, relating to the ability of a counterparty to perform its financial obligations under the derivative contract. We seek to control credit risk of derivative agreements through counterparty credit approvals, pre-established exposure limits and monitoring procedures, which are integrated with our cash and issuer related credit processes.

Derivative agreements for BancShares' risk management purposes and for the hedging of client transactions are primarily executed with investment grade financial institutions, with others cleared through certain central party clearing houses. Credit exposure is mitigated via the exchange of collateral between the counterparties covering mark-to-market valuations. Client related derivative transactions, which are primarily related to lending activities, are incorporated into our loan underwriting and reporting processes.

Liquidity Risk

Liquidity risk is the risk arising from BancShares being unable to meet its obligations as they come due because of an inability to: (i) liquidate assets or obtain adequate funding, or (ii) unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions. This may result in impairment of safety and soundness.

Our liquidity risk management and monitoring process is designed to ensure the availability of adequate cash and collateral resources and funding capacity to meet our obligations. Our overall liquidity management strategy is intended to ensure appropriate liquidity to meet expected and contingent funding needs under both normal and stressed environments. Consistent with this strategy, we maintain sufficient amounts of available cash and HQLS. Additional sources of liquidity include committed credit facilities, repurchase agreements, brokered certificates of deposit issuances, unsecured debt issuances, and cash collections generated by portfolio asset sales to third parties.

We utilize measurement tools to assess and monitor the level and adequacy of our liquidity position, liquidity conditions and trends. We measure and forecast liquidity and liquidity risks under different hypothetical scenarios and across different horizons. We use a liquidity stress testing framework to better understand the range of potential risks and their impacts to which BancShares is exposed. Stress test results inform our business strategy, risk appetite, levels of liquid assets, and contingency funding plans. Also included among our liquidity measurement tools are key risk indicators that assist in identifying potential liquidity risk and stress events.

BancShares maintains a framework to establish liquidity risk tolerances, monitoring, and breach escalation protocol to alert management of potential funding and liquidity risks and to initiate mitigating actions as appropriate. Further, BancShares maintains a contingent funding plan, which details protocols and potential actions to be taken under liquidity stress conditions.

Liquidity includes available cash and HQLS. At December 31, 2025 we had $56.01 billion of high-quality liquid assets (24.4% of total assets) and $30.74 billion of contingent liquidity sources available. Some of the more significant changes from December 31, 2024 included increased borrowing capacity under agreements with the FRB through expansion of the eligible loan population to targeted loans previously not pledged to the FRB. As noted below, the draw period under the Advance Facility Agreement with the FDIC ended March 27, 2025, as of which date, FCB had no outstanding amounts under the facility. Other significant changes are discussed above in "Executive Overview—Financial Performance Summary—Balance Sheet Highlights." Investment securities were a primary funding source for the $2.49 billion Partial Prepayment of the Purchase Money Note in December 2025, which contributed to the decline in HQLS.

Table 47
Liquidity

dollars in millions	December 31, 2025		December 31, 2024	
Available cash	$	19,111	$	20,545
High-quality liquid securities [1]		36,895		38,794
High-quality liquid assets	$	56,006	$	59,339
Current Capacity [2] of Credit Facilities:				
FHLB facility [3]	$	17,775	$	16,423
FRB facility		12,962		5,475
FDIC facility [4]		—		5,291
Line of credit		—		100
Total contingent sources	$	30,737	$	27,289
Total liquid assets and contingent sources	$	86,743	$	86,628
Total uninsured deposits	$	61,809	$	59,510
Coverage ratio of total liquid assets and contingent sources to uninsured deposits		140 %		146 %

[1] Consists of readily marketable, unpledged securities, as well as securities pledged but not drawn against at the FHLB and available for sale, and generally is comprised of U.S. Treasury and U.S. agency investment securities held outright or via reverse repurchase agreements.
[2] Current capacity is based on the amount of collateral pledged and available for use at December 31, 2025 and December 31, 2024.
[3] Refer to Table 48 for additional details.
[4] The Advance Facility Agreement with the FDIC was obtained in connection with SVBB Acquisition and the draw period ended on March 27, 2025.

We fund our operations through deposits and borrowings. Our primary source of liquidity is derived from our various deposit channels, including our Branch Network and Direct Bank. Total deposits at December 31, 2025 were $161.58 billion, an increase of $6.35 billion or 4% from $155.23 billion at December 31, 2024.

We use borrowings to diversify the funding of our business operations. In addition to the Purchase Money Note and FHLB advances, borrowings also include senior unsecured notes, securities sold under customer repurchase agreements, and subordinated notes. Total borrowings at December 31, 2025 were $36.01 billion, a decrease of $1.04 billion or 3% from $37.05 billion at December 31, 2024. Refer to details of debt redemptions and issuances in the "Executive Overview—Recent Events" section of this MD&A. We continually monitor our capital needs and market conditions in an effort to diversify our borrowing base and capital mix when appropriate.

FHLB Capacity

A source of available funds is advances from the FHLB of Atlanta. We may pledge assets for secured borrowing transactions, which include borrowings from the FHLB or FRB, or for other purposes as required or permitted by law. The debt issued in conjunction with these transactions is collateralized by certain discrete receivables, securities, loans, leases and underlying equipment. Certain related cash balances are restricted.

Table 48
FHLB Balances

dollars in millions	December 31, 2025	December 31, 2024
Total borrowing capacity	$ 19,225	$ 17,873
Less:		
Advances	—	—
Letters of credit [1]	1,450	1,450
Available capacity	$ 17,775	$ 16,423
Pledged Non-PCD loans	$ 31,713	$ 30,421

[1] Letters of credit were established with the FHLB to collateralize public funds.

FRB Capacity

Under borrowing arrangements with the FRB, FCB has access to $12.96 billion on a secured basis at December 31, 2025. During 2025, we pledged additional loan collateral and increased our borrowing capacity under agreements with the FRB. Loans pledged are disclosed in Note 5—Loans and Leases. There were no outstanding borrowings with the FRB Discount Window at December 31, 2025, September 30, 2025 and December 31, 2024.

FDIC Credit Facility

FCB and the FDIC entered into the Advance Facility Agreement, dated as of March 27, 2023, and effective as of November 20, 2023, providing total advances available through March 27, 2025 of up to $70 billion solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. There were no amounts outstanding at the end of the draw period on March 27, 2025.

Refer to Note 2—Business Combinations for further discussion.

Contractual Obligations and Commitments

The following table includes significant contractual obligations and commitments as of December 31, 2025, representing required and potential cash outflows, including impacts from purchase accounting adjustments and deferred fees. Refer to Note 22—Commitments and Contingencies for additional information regarding commitments. Financing commitments, letters of credit and deferred purchase commitments are presented at contractual amounts and do not necessarily reflect future cash outflows, as many are expected to expire unused or partially used.

Table 49
Contractual Obligations and Commitments

dollars in millions	Payments Due by Period				
	Less than 1 year	1-3 years	4-5 years	Thereafter	Total
Contractual obligations:					
Time deposits	$ 11,002	$ 190	$ 44	$ —	$ 11,236
Short-term borrowings	224	—	—	—	224
Long-term borrowings [1] [2]	(37)	33,850	(2)	1,974	35,785
Total contractual obligations	$ 11,189	$ 34,040	$ 42	$ 1,974	$ 47,245
Commitments:					
Financing commitments	$ 25,899	$ 10,194	$ 8,226	$ 7,407	$ 51,726
Letters of credit	1,891	541	279	100	2,811
Deferred purchase agreements	1,723	—	—	—	1,723
Purchase and funding commitments	102	—	—	—	102
Affordable housing partnerships [1]	584	662	24	51	1,321
Total commitments	$ 30,199	$ 11,397	$ 8,529	$ 7,558	$ 57,683

[1] Long-term borrowings are presented net of purchase accounting adjustments of $78 million. On-balance sheet commitments for affordable housing partnerships are included in other liabilities and presented net of a purchase accounting adjustment of $14 million.

[2] Balance in parenthesis represents the estimated amortization of the purchase accounting adjustment and deferred costs in excess of any principal balance.

Long-term Borrowings

As displayed above in Table 49, we do not have any significant long-term debt obligations due until the Purchase Money Note matures. While scheduled principal payments are not required until maturity in March 2028, FCB may voluntarily prepay principal without a premium or penalty. As noted above in "Executive Overview—Recent Events," FCB made a $2.49 billion Partial Prepayment of the Purchase Money Note in December 2025 and additional prepayments of $500 million in both January and February 2026. We will continue to monitor the interest rate environment and FCB's collateral position for the Purchase Money Note and assess whether any further voluntary prepayments are prudent considering the fixed rate of 3.50%. Potential sources that could fund voluntary prepayments or the amount due at maturity include excess liquidity (primarily comprised of interest-earning deposits at banks and proceeds from maturities and paydowns of investment securities), FHLB advances, deposit growth, loan portfolio sales, and issuance of perpetual preferred stock, unsecured debt or other borrowings. At the time of any further voluntary prepayment or maturity, the interest rates for the potential interest-bearing sources of prepayment could be higher than the 3.50% rate.

Refer to the respective "Deposits" and "Borrowings" discussions in the "Balance Sheet Analysis—Interest-bearing Liabilities" section of this MD&A for further details. The Purchase Money Note is discussed further in Note 2—Business Combinations.

Strategic Risk

The risk arising from ill-advised business decisions, ineffective implementation, or the failure to adapt to changes in the external and internal operating environment which can result in financial loss or reduced competitiveness and hinder BancShares' ability to achieve its strategic objectives.

Operational Risk

The risk arising from inadequate or failed internal processes or systems, human errors, or adverse external events which may result in impact to current or projected financial condition and resilience.

Capital Adequacy Risk

The risks associated with maintaining inadequate levels or an unsuitable composition of capital. Refer to the "Capital" section further in this MD&A.

Compliance Risk

The risk arising from a failure to adhere to applicable laws, regulations, internal policies, or other industry standards which can result in financial loss, regulatory sanctions, reputational harm, operational disruptions, and/or strategic objectives.

Refer to the section Item 1A. Risk Factors in this Form 10-K for further discussion of potential risks associated with our business.

CAPITAL

Capital requirements applicable to BancShares are discussed in the "Regulatory Considerations" section in Item 1. Business of this Form 10-K.

Common and Preferred Stock Dividends
During 2025, we paid quarterly dividends of $1.95 per share during the first three quarters and $2.10 per common share in the fourth quarter, on the Class A common stock and Class B common stock. In January 2026, the Board declared a quarterly dividend on the Class A common stock and Class B common stock of $2.10 per common share. The dividends are payable on March 16, 2026 to stockholders of record as of February 27, 2026.

During 2025, we paid quarterly dividends on our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as disclosed in Note 15—Stockholders' Equity. In January 2026, the Board declared dividends on our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock in accordance with their terms. The dividends are payable on March 16, 2026.

Capital Composition and Ratios
As discussed earlier in the "Executive Overview—Recent Events" section of this MD&A, the Board authorized the 2024 SRP, and the 2025 SRP, which permitted repurchases upon completion of the 2024 SRP. During the current year, we repurchased 1,578,462 shares. Repurchases under the 2025 SRP commenced in September 2025 upon the completion of the 2024 SRP in August 2025. Refer to the "Executive Overview—Recent Events" section above for more information and *Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities* for fourth quarter 2025 monthly repurchase activity.

The following table summarizes the change in outstanding Class A common stock through December 31, 2025. Refer to Note 15—Stockholders' Equity for additional information.

Table 50
Changes in Shares of Class A Common Stock Outstanding

	Year Ended December 31, 2025
Class A common stock shares outstanding at beginning of period	12,712,436
Shares repurchased under authorized repurchase plan	(1,578,462)
Class A common stock shares outstanding at end of period	11,133,974

We also had 1,005,185 Class B common stock outstanding at December 31, 2025 and December 31, 2024.

We are committed to effectively managing our capital to protect our depositors, creditors and stockholders. We continually monitor the capital levels and ratios for BancShares and FCB to ensure they exceed the minimum requirements imposed by regulatory authorities and to ensure they are appropriate given growth projections, risk profile and potential changes in the regulatory or external environment. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on our operations or consolidated financial statements.

In accordance with GAAP, the unrealized gains and losses on certain assets and liabilities, net of deferred taxes, are included in AOCI within stockholders' equity. These amounts are excluded from the calculation of our Regulatory Capital Ratios under current regulatory guidelines.

Table 51
Analysis of Capital Adequacy

dollars in millions

	Basel III Requirements	PCA Well Capitalized Thresholds	December 31, 2025		December 31, 2024		
			Amount	Ratio	Amount	Ratio	Adjusted Ratio [1]
BancShares							
Risk-based capital ratios							
Total risk-based capital	10.50 %	10.00 %	$ 24,945	13.71 %	$ 24,610	15.04 %	14.27 %
Tier 1 risk-based capital	8.50	8.00	21,660	11.91	22,137	13.53	12.84
Common equity Tier 1	7.00	6.50	20,285	11.15	21,256	12.99	12.33
Tier 1 leverage ratio	4.00	5.00	21,660	9.29	22,137	9.90	n/a [2]
FCB							
Risk-based capital ratios							
Total risk-based capital	10.50 %	10.00 %	$ 24,739	13.62 %	$ 23,975	14.66 %	13.91 %
Tier 1 risk-based capital	8.50	8.00	22,796	12.55	21,852	13.37	12.68
Common equity Tier 1	7.00	6.50	22,796	12.55	21,852	13.37	12.68
Tier 1 leverage ratio	4.00	5.00	22,796	9.79	21,852	9.78	n/a [2]

[1] *Adjusted capital ratios exclude the impact of the FDIC Shared-Loss Agreement and are considered non-GAAP measures. Refer to the "Non-GAAP Financial Measurements" section of this MD&A for a reconciliation from the most comparable GAAP measure to the non-GAAP measure.*

[2] *The adjusted tier 1 leverage ratio is not applicable because the FDIC Shared-Loss Agreement did not impact the tier 1 leverage ratio.*

As of December 31, 2025, BancShares and FCB had total risk-based capital ratio conservation buffers of 5.71% and 5.62%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. As of December 31, 2024, BancShares and FCB's total risk-based capital ratio conservation buffers were 7.04% and 6.66%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratios as of December 31, 2025 and December 31, 2024 over the Basel III minimum for the applicable ratio.

Additional Tier 1 capital for BancShares includes perpetual preferred stock. Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ALLL and qualifying subordinated debt.

Refer to Note 17—Regulatory Capital for additional information.

Termination of the Shared-Loss Agreement with the FDIC
FCB and the FDIC entered into the Shared-Loss Termination Agreement on April 7, 2025 (the "Shared-Loss Termination Date") as further discussed in the "Executive Overview—Recent Events" section of this MD&A. The risk-based capital ratios of FCB and BancShares for periods in which the Shared-Loss Agreement (as defined in Note 2—Business Combinations) was effective were calculated using favorable RWA assumptions permissible for Covered Assets (as defined in Note 2—Business Combinations). After the Shared-Loss Termination Date, FCB and BancShares are not permitted to apply the favorable RWA assumptions to assets that were previously Covered Assets. As of December 31, 2024, the table above presents risk-based capital ratios (which include the impact of the Shared-Loss Agreement) and adjusted ratios (which exclude the impact of the Shared-Loss Agreement). Refer to the "Non-GAAP Financial Measurements" section of this MD&A for further discussion.

CRITICAL ACCOUNTING ESTIMATES

The accounting and reporting policies of BancShares are in accordance with GAAP and are described in Note 1—Significant Accounting Policies and Basis of Presentation.

The preparation of financial statements in conformity with GAAP requires us to exercise judgment in determining many of the estimates and assumptions utilized to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Our financial condition and results of operations could be materially affected by changes to these estimates and assumptions.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. The accounting estimate related to the determination of the ALLL is considered to be a critical accounting estimate because considerable judgment and estimation is applied by management.

ALLL

The ALLL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date.

The ALLL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ALLL.

Macroeconomic Forecasts Utilized in the Estimate of the ALLL

While management utilizes its best judgment and information available, the ultimate adequacy of our ALLL is dependent upon a variety of factors beyond our control which are inherently difficult to predict, the most significant being the macroeconomic scenario forecasts that determine the economic variables, including the U.S. unemployment rate, U.S. real GDP, home price index ("HPI"), and CRE price index utilized in the ALLL models. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the reasonable and supportable period. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and probability weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations.

The potential impacts of new trade, tariff and other economic policies in the United States were more prevalently reflected in the baseline macroeconomic scenario, which resulted in a modest shift in our weighting from the downside to baseline economic scenario in the second quarter of 2025. The scenario weighting at December 31, 2025 was unchanged since the second quarter shift.

At December 31, 2025, ALLL estimates ranged from approximately $1.33 billion, when weighing the upside scenario 100%, to approximately $1.98 billion when weighting the downside scenario 100%. BancShares management determined that an ALLL of $1.57 billion was appropriate as of December 31, 2025.

The following table presents the U.S. unemployment rate, U.S. real GDP, HPI, and CRE price index based on the weighted-average scenario forecasts used in determining the ALLL at December 31, 2025 and December 31, 2024. The projected trends in the macroeconomic variables below may fluctuate depending on the underlying scenarios and our scenario weighting assumptions utilized for the applicable period.

Table 52
Select Variables in ALLL Weighted-average Scenarios

| | Assumptions as of December 31, 2025 | | |
	2026	2027	2028
U.S. unemployment rate [1]	5.2 %	5.4 %	5.1 %
U.S. real GDP [2]	1.5 %	1.6 %	2.0 %
HPI [2]	(1.4)%	2.2 %	3.5 %
CRE price index [2]	(3.4)%	(1.6)%	4.1 %

| | Assumptions as of December 31, 2024 | | |
	2025	2026	2027
U.S. unemployment rate [1]	5.0 %	5.1 %	4.7 %
U.S. real GDP [2]	1.4 %	1.7 %	2.3 %
HPI [2]	(1.3)%	2.0 %	2.8 %
CRE price index [2]	(3.6)%	0.4 %	8.8 %

[1] Assumptions as of December 31, 2025 represent the projected quarterly averages for the years ending December 31, 2026, 2027, and 2028. Assumptions as of December 31, 2024 represent the projected quarterly averages for the years ending December 31, 2025, 2026, and 2027.
[2] Represents the projected year-over-year percent changes.

Qualitative Component of the ALLL

ALLL model outputs may be adjusted through a qualitative assessment to reflect trends that may not be adequately reflected within the models, which could include economic conditions, uncertainty in macroeconomic forecasts, credit quality, risk to specific industry concentrations, and any significant policy and underwriting changes. These qualitative adjustments are also used to accommodate for the imprecision of certain assumptions and uncertainties inherent in the model calculations.

Current economic conditions and forecasts can change which could affect the anticipated amount of estimated credit losses and therefore the appropriateness of the ALLL. It is difficult to estimate how potential changes in any one economic factor or input might affect the overall ALLL because a wide variety of factors and inputs are considered in estimating the ALLL and changes in those factors and inputs considered may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Accounting policies related to the ALLL are discussed in Note 1—Significant Accounting Policies and Basis of Presentation. For more information regarding the ALLL, refer to the "Risk Management—Credit Risk— ALLL" section of this MD&A and Note 6—Allowance for Loan and Lease Losses.

RECENT ACCOUNTING PRONOUNCEMENTS

BancShares adopted the following FASB Accounting Standards Updates ("ASUs") as of January 1, 2026:

ASU	Summary	Effective Date and Expected Impact
ASU 2025-08—Financial Instruments — Credit Losses (Topic 326): Purchased Loans Issued November 2025	Under this ASU, purchased seasoned loans ("PSLs" as described below) must be recognized at the purchase price, plus the ALLL at the acquisition date (the "Gross-Up Approach"). Since the ALLL at the acquisition date is established through the Gross-Up Approach, there is no corresponding increase to the provision for credit losses ("Day 2 Provision for Loan and Lease Losses"). Prior to this ASU, the Gross-Up Approach was only permitted for PCD loans, while the initial ALLL for Non-PCD loans was established through the Day 2 Provision for Loan and Lease Losses. Under this ASU, the Gross-Up Approach applies to PCD loans and the following Non-PCD loans which qualify as PSLs: (i) non-credit card loans acquired in a business combination and (ii) non-credit card loans purchased more than 90 days after origination in a non-business combination transaction, provided the acquirer was not involved in the original lending. This ASU specifically excludes credit card loans from the definition of PSLs.	This ASU is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted as of the beginning of an interim or annual reporting period. This ASU must be applied prospectively. We early adopted this ASU on January 1, 2026 (the "Adoption Date"). We are currently evaluating the impact of this ASU on our consolidated financial statements and disclosures. For business combinations or loan acquisitions that close after the Adoption Date, this ASU could reduce the Day 2 Provision for Loan and Lease Losses, and the subsequent credit-related loan PAA that was prevalent for Non-PCD loans acquired prior the Adoption Date.
ASU 2025-05—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets Issued July 2025	This ASU provides an optional practical expedient which permits an entity to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating the ALLL for accounts receivable.	This ASU is effective for annual and interim reporting periods beginning after December 15, 2025. We adopted this ASU as of January 1, 2026. We did not elect the optional practical expedient and adoption of this ASU did not impact our consolidated financial statements and disclosures.

The following ASUs issued by the FASB have not been adopted BancShares as of January 1, 2026:

ASU	Summary	Effective Date and Expected Impact
ASU 2024-03—Income Statement—Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses Issued November 2024	This ASU enhances expense disclosures, primarily by requiring footnote disaggregation of specified expenses in a tabular format. This ASU does not change the requirements for the presentation of expenses on the consolidated statements of income.	This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied prospectively or retrospectively. We are currently evaluating the impact of this ASU on our notes to the consolidated financial statements. We do not plan to early adopt this ASU.
ASU 2025-06—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software Issued September 2025	This ASU amends certain aspects of the accounting for internal-use software. This ASU eliminated references to software development stages, which were previously determinants of whether internal-use software costs should be capitalized. This ASU also provided more specific criteria to assess when determining whether internal-use software costs should be capitalized.	This ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. This ASU may be applied using either a prospective, retrospective, or modified transition approach. We are currently evaluating the impact of this ASU on our consolidated financial statements. We do not plan to early adopt this ASU on January 1, 2026, but are considering whether we may early adopt on January 1, 2027.
ASU 2025-09—Derivatives and Hedging (Topic 815)—Hedge Accounting Improvements Issued November 2025	This ASU clarified certain aspects of hedge accounting to better reflect the economics of risk management activities. For example, this ASU eliminated the requirement that a group of interest payments be based on the same index in order to be hedged as a group, and provided more flexibility for grouping transactions with similar risks for cash flow hedges.	This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance date of this ASU. Entities are required to apply this ASU on a prospective basis for all hedging relationships. We are currently evaluating the impact of this ASU on our consolidated financial statements and considering whether we may early adopt during 2026.

NON-GAAP FINANCIAL MEASUREMENTS

BancShares provides certain non-GAAP information in reporting its financial results to give investors additional data to evaluate its operations. A non-GAAP financial measure is a numerical measure of a company's historical or future financial performance or financial position that may either exclude or include amounts, or is adjusted in some way to the effect of including or excluding amounts, as compared to the most directly comparable measure calculated and presented in accordance with GAAP financial statements. BancShares' management believes that non-GAAP financial measures, when reviewed in conjunction with GAAP financial information, can provide transparency about, or an alternate means of assessing, its operating results and financial position to its investors, analysts and management. These non-GAAP measures should be considered in addition to, and not superior to or a substitute for, GAAP measures presented in BancShares' consolidated financial statements and other publicly filed reports. In addition, our non-GAAP measures may be different from or inconsistent with non-GAAP financial measures used by other institutions.

Whenever we refer to a non-GAAP financial measure we will generally define and present the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation between the GAAP financial measure and the non-GAAP financial measure. We describe each of these measures below and explain why we believe the measure to be useful.

Net Rental Income on Operating Lease Equipment for Commercial Bank and Rail Segments

Commercial Bank segment net income, rental income on operating lease equipment, and net rental income on operating lease equipment are utilized to measure profitability. Net rental income on operating lease equipment is a non-GAAP measure calculated as rental income on operating lease equipment less depreciation on operating lease equipment, as well as maintenance and other operating lease expenses, if any. This measure is meaningful because it enables management to monitor the performance and profitability of operating leases after deducting direct expenses.

The following tables reconcile the most comparable GAAP measures to the non-GAAP measures for the Commercial Bank and Rail segments.

Table 53
Commercial Bank Segment

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
Rental income on operating leases (GAAP)	$ 219	$ 227	$ 231
Less: depreciation on operating lease equipment	175	185	179
Net rental income on operating lease equipment (non-GAAP)	$ 44	$ 42	$ 52

Rail segment net income, rental income on operating lease equipment and net rental income on operating lease equipment are utilized to measure profitability. Net rental income on operating lease equipment is calculated as rental income on operating lease equipment reduced by depreciation, maintenance and other operating lease expenses. This measure is meaningful because it enables management to monitor the performance and profitability of operating leases after deducting direct expenses. Due to the nature of the Rail segment portfolio, which is essentially all operating lease equipment, certain financial measures commonly used by banks, such as NII, are not as meaningful for the Rail segment. NII is not used because it includes the impact of debt costs funding our operating lease assets but excludes the associated net rental income.

Table 54
Rail Segment

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
Rental income on operating leases (GAAP)	$ 877	$ 821	$ 740
Less: depreciation on operating lease equipment	223	209	192
Less: maintenance and other operating lease expenses	244	219	222
Net rental income on operating lease equipment (non-GAAP)	$ 410	$ 393	$ 326

NII, NIM, and Interest Income on Loans and Leases, Excluding PAA

NII and NIM, excluding PAA, and interest income on loans and leases, excluding loan PAA are meaningful metrics as they allow management to analyze NII, NIM and loan and lease interest income trends more directly related to the rates of the underlying interest-earning assets and interest-bearing liabilities. Loan PAA is primarily related to the loan discount in the SVBB Acquisition. Other PAA is primarily related to the discount on the Purchase Money Note and the premium on deposits assumed in the merger with CIT Group Inc.

The following table reconciles NII to NII, excluding PAA, NIM to NIM, excluding PAA, and interest income on loans and leases to interest income on loans and leases, excluding loan PAA:

Table 55
NII, NIM, and Interest Income on Loans and Leases, Excluding PAA

dollars in millions		Year Ended December 31,		
		2025	2024	2023
NII (GAAP)	a	$ 6,814	$ 7,143	$ 6,712
Loan PAA	b	289	505	733
Other PAA	c	(38)	(24)	7
PAA	d = (b+c)	251	481	740
NII, excluding PAA (non-GAAP)	e = (a-d)	$ 6,563	$ 6,662	$ 5,972
Average interest-earning assets	f	$ 209,658	$ 201,578	$ 170,771
NIM (GAAP)	a/f	3.25 %	3.54 %	3.92 %
NIM, excluding PAA (non-GAAP)	e/f	3.13	3.30	3.50
Interest income on loans and leases (GAAP)		$ 9,096	$ 9,528	$ 8,187
Less: loan PAA	b	289	505	733
Interest income on loans and leases, excluding loan PAA (non-GAAP)		$ 8,807	$ 9,023	$ 7,454

Adjusted Risk-Based Capital Ratios

FCB and the FDIC entered into the Shared-Loss Termination Agreement on April 7, 2025, after which time FCB and BancShares were no longer permitted to apply favorable RWA assumptions to the Covered Assets. Adjusted risk-based capital ratios exclude the favorable RWA assumptions related to the Shared-Loss Agreement. Adjusted risk-based capital ratios as of December 31, 2024 are meaningful metrics for comparison to risk-based capital ratios as of December 31, 2025 (which exclude the impacts of the Shared-Loss Agreement as a result of the Shared-Loss Termination Agreement). Refer to the "Capital" section of this MD&A for further discussion.

The following table reconciles the Shared-Loss Agreement impact to the total risk-based, CET1 and tier 1 capital ratios of BancShares and FCB:

Table 56
Adjusted Risk-Based Capital Ratios

			December 31, 2024		
			BancShares		**FCB**
Risk-weighted assets (GAAP)	a	$	163,615	$	163,493
Plus: impact of FDIC Shared-Loss Agreement			8,813		8,813
Adjusted risk-weighted assets (non-GAAP)	b	$	172,428	$	172,306
Total Risk-Based Capital Ratio					
Total risk-based capital	c	$	24,610	$	23,975
Total risk-based capital ratio (GAAP)	c/a		15.04 %		14.66 %
Less: impact of FDIC Shared-Loss Agreement			0.77		0.75
Adjusted total risk-based capital ratio (non-GAAP)	c/b		14.27 %		13.91 %
CET1 Capital Ratio					
CET1 capital	d	$	21,256	$	21,852
CET1 capital ratio (GAAP)	d/a		12.99 %		13.37 %
Less: impact of FDIC Shared-Loss Agreement			0.66		0.69
Adjusted CET1 capital ratio (non-GAAP)	d/b		12.33 %		12.68 %
Tier 1 Risk-Based Capital Ratio					
Tier 1 risk-based capital	e	$	22,137	$	21,852
Tier 1 risk-based capital ratio (GAAP)	e/a		13.53 %		13.37 %
Less: impact of FDIC Shared-Loss Agreement			0.69		0.69
Adjusted tier 1 risk-based capital ratio (non-GAAP)	e/b		12.84 %		12.68 %

Forward-Looking Statements

Statements in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans, asset quality, future performance, and other strategic goals of BancShares. Words such as "anticipates," "believes," "estimates," "expects," "predicts," "forecasts," "intends," "plans," "projects," "targets," "designed," "could," "may," "should," "will," "potential," "continue," "aims," "strives" or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BancShares' current expectations and assumptions regarding BancShares' business, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect BancShares' future financial results and performance and could cause actual results, performance or achievements of BancShares to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, general competitive, economic (including the imposition of tariffs, retaliatory tariff measures, or trade barriers on trading partners), political (including impacts of any U.S. government shutdown), geopolitical events (including conflicts or developments in Ukraine, the Middle East, and Latin America), natural disasters and market conditions, including changes in competitive pressures among financial institutions and the impacts related to or resulting from previous bank failures, the risks and impacts of future bank failures and other volatility in the banking industry, public perceptions of our business practices, including our deposit pricing and acquisition activity, the financial success or changing conditions or strategies of BancShares' vendors or customers, including changes in demand for deposits, loans and other financial services, fluctuations in interest rates, changes in the quality or composition of BancShares' loan or investment portfolio, actions of government regulators, including interest rate decisions by the Federal Reserve, changes to estimates of future costs and benefits of actions taken by BancShares, BancShares' ability to maintain adequate sources of funding and liquidity, the potential impact of decisions by the Federal Reserve on BancShares' capital plans, adverse developments with respect to U.S. or global economic conditions, including significant turbulence in the capital or financial markets, the impact of any sustained or elevated inflationary environment, the impact of any cyberattack, information or security breach, the impact of implementation and compliance with current or proposed laws, regulations and regulatory interpretations, including potential increased regulatory requirements, limitations, and costs, such as FDIC special assessments, increases to FDIC deposit insurance premiums, changes in regulatory capital requirements, or limitations on credit card interest rates, along with the risk that such laws, regulations and regulatory interpretations may change, the availability of capital and personnel, and the risks associated with BancShares' previously completed acquisition transactions, the pending BMO Branch Acquisition, or any future transactions.

BancShares' 2025 SRP allows BancShares to repurchase shares of its Class A common stock through 2026. BancShares is not obligated under the 2025 SRP to repurchase any minimum or particular number of shares, and repurchases may be suspended or discontinued at any time (subject to the terms of any Rule 10b5-1 plan in effect) without prior notice. The authorization to repurchase Class A common stock pursuant to the 2025 SRP will be utilized at management's discretion. The actual timing and amount of Class A common stock that may be repurchased under the plan will depend on a number of factors, including the terms of any Rule 10b5-1 plan then in effect, price, general business and market conditions, regulatory requirements, and alternative investment opportunities or capital needs.

Except to the extent required by applicable laws or regulations, BancShares disclaims any obligation to update forward-looking statements or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Additional factors which could affect the forward-looking statements may be included in BancShares' other filings with the SEC.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the potential economic loss resulting from changes in market prices and interest rates. This risk can either result in diminished current fair values of financial instruments or reduced NII in future periods. Changes in fair value that result from movement in market rates cannot be predicted with any degree of certainty. Therefore, the impact that future changes in market rates will have on the fair values of financial instruments is uncertain.

The information required by this Item 7A. Quantitative and Qualitative Disclosures about Market Risk is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations within the "Risk Management" section and in Item 8. Financial Statements and Supplementary Data within Note 13—Derivative Financial Instruments and Note 14—Fair Value of this Form 10-K.

Item 8. Financial Statements and Supplementary Data.



KPMG LLP
4242 Six Forks Road
Suite 850
Raleigh, NC 27609

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of First Citizens BancShares, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.



Allowance for loans and lease losses and reserve for off-balance sheet credit exposures (ACL)

As discussed in Notes 1 and 6 to the consolidated financial statements, as of December 31, 2025, the Company had an allowance for loan and lease losses (ALLL) of $1.57 billion and a reserve for off-balance sheet credit exposures (AULL) of $260 million. Loans and leases are segregated into pools with similar risk characteristics, where models are utilized to estimate the ALLL. The ALLL models estimate the probability of default (PD) and loss given default (LGD) for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries, and other factors. The loan and lease level undiscounted ALLL is calculated by applying the modeled PD and LGD to forecasted loan and lease balances which are adjusted for contractual payments, prior defaults, and prepayments. The ALLL models utilize economic variables which are based on macroeconomic scenario forecasts which cover the lives of the loan portfolios. The macroeconomic forecasts utilize weighted baseline, upside and downside scenarios. ALLL model outputs may be adjusted through a qualitative assessment to reflect trends not captured within the models, which could include economic conditions, credit quality, concentrations, and significant policy and underwriting changes. Unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. The Company estimates the expected funding amounts and applies the ALLL PD and LGD models to those expected funding amounts to estimate the AULL.

We identified the assessment of the ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the models used to estimate the PD and LGD, the selection of the economic scenarios, and the weighting of each economic scenario. The assessment also included an evaluation of the conceptual soundness and performance of the ALLL models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the ACL including controls related to the:

- development and approval of the ACL methodology

- continued use and appropriateness of changes to the ALLL models, including the significant assumptions used in the ALLL models

- development of certain ALLL models

- selection of the economic scenarios and the weighting of each economic scenario

- performance monitoring of the ALLL models

- development of the qualitative adjustments, including the significant assumptions used in the measurement of certain qualitative adjustments

- analysis of the ACL results, trends, and ratios.

We evaluated the Company's process to develop the ACL by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made by the Company relative to the development, assessment and performance testing of the ALLL models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness of the ALLL models by inspecting the model documentation to determine whether the models are suitable for their intended use

- evaluating the selection of the economic scenarios and the weighting applied to each economic scenario by comparing them to the Company's business environment and relevant industry practices and



- evaluating the methodology used to develop certain qualitative adjustments and the effect of those adjustments on the ACL compared with relevant credit risk factors and consistency with credit trends associated with the Company's portfolio

We also assessed the sufficiency of the audit evidence obtained related to the ACL by evaluating the:

- cumulative results of the audit procedures
- qualitative aspects of the Company's accounting practices and
- potential bias in the accounting estimate.



KPMG LLP

We have served as the Company's auditor since 2021.

Raleigh, North Carolina
February 24, 2026



KPMG LLP
4242 Six Forks Road
Suite 850
Raleigh, NC 27609

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Citizens BancShares, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited First Citizens BancShares, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



KPMG LLP

Raleigh, North Carolina
February 24, 2026

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

dollars in millions, except share data		December 31, 2025		December 31, 2024
Assets				
Cash and due from banks	$	801	$	814
Interest-earning deposits at banks		19,801		21,364
Securities purchased under agreements to resell		232		158
Investment in marketable equity securities (cost of $83 at December 31, 2025 and $79 at December 31, 2024)		127		101
Investment securities available for sale (cost of $31,952 at December 31, 2025 and $34,512 at December 31, 2024)		31,790		33,750
Investment securities held to maturity (fair value of $8,491 at December 31, 2025 and $8,702 at December 31, 2024)		9,647		10,239
Assets held for sale		804		85
Loans and leases		147,930		140,221
Allowance for loan and lease losses		(1,566)		(1,676)
Loans and leases, net of allowance for loan and lease losses		146,364		138,545
Operating lease equipment, net		9,621		9,323
Premises and equipment, net		2,447		2,006
Goodwill		346		346
Other intangible assets, net		195		249
Other assets		7,523		6,740
Total assets	$	229,698	$	223,720
Liabilities				
Deposits:				
Noninterest-bearing	$	40,653	$	38,633
Interest-bearing		120,925		116,596
Total deposits		161,578		155,229
Credit balances of factoring clients		1,148		1,016
Borrowings:				
Short-term borrowings		224		367
Long-term borrowings		35,784		36,684
Total borrowings		36,008		37,051
Other liabilities		8,726		8,196
Total liabilities		207,460		201,492
Stockholders' equity				
Preferred stock - $0.01 par value (20,000,000 shares authorized at December 31, 2025 and December 31, 2024)		1,375		881
Common stock:				
Class A - $1 par value (32,000,000 shares authorized at December 31, 2025 and December 31, 2024; 11,133,974 and 12,712,436 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively)		11		13
Class B - $1 par value (2,000,000 shares authorized and 1,005,185 shares issued and outstanding at December 31, 2025 and December 31, 2024)		1		1
Additional paid in capital		—		2,417
Retained earnings		20,768		19,361
Accumulated other comprehensive income (loss)		83		(445)
Total stockholders' equity		22,238		22,228
Total liabilities and stockholders' equity	$	229,698	$	223,720

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

dollars in millions, except share and per share data		Year Ended December 31,				
		2025		**2024**		**2023**
Interest income						
Loans and leases	$	9,096	$	9,528	$	8,187
Investment securities		1,690		1,347		648
Deposits at banks		992		1,478		1,556
Total interest income		11,778		12,353		10,391
Interest expense						
Deposits		3,559		3,864		2,497
Borrowings		1,405		1,346		1,182
Total interest expense		4,964		5,210		3,679
Net interest income		6,814		7,143		6,712
Provision for credit losses		514		431		1,375
Net interest income after provision for credit losses		6,300		6,712		5,337
Noninterest income						
Rental income on operating lease equipment		1,096		1,048		971
Lending-related fees		266		257		218
Deposit fees and service charges		241		230		200
Client investment fees		217		213		157
Wealth management services		229		211		188
International fees		136		119		91
Factoring commissions		73		75		82
Cardholder services, net		158		163		139
Merchant services, net		52		49		48
Insurance commissions		53		55		54
Realized gain (loss) on sale of investment securities, net		3		6		(26)
Fair value adjustment on marketable equity securities, net		22		13		(11)
Gain on sale of leasing equipment, net		30		30		20
Gain on acquisition		—		—		9,808
Loss on extinguishment of debt		(9)		(2)		—
Other noninterest income		160		148		136
Total noninterest income		2,727		2,615		12,075
Noninterest expense						
Depreciation on operating lease equipment		398		394		371
Maintenance and other operating lease expenses		244		219		222
Personnel cost		3,294		3,078		2,636
Net occupancy expense		238		242		244
Equipment expense		555		504		422
Professional fees		115		121		71
Third-party processing fees		268		230		205
FDIC insurance expense		141		138		158
Marketing expense		142		76		102
Acquisition-related expenses		141		210		470
Intangible asset amortization		54		63		57
Other noninterest expense		466		460		377
Total noninterest expense		6,056		5,735		5,335
Income before income taxes		2,971		3,592		12,077
Income tax expense		765		815		611
Net income	$	2,206	$	2,777	$	11,466
Preferred stock dividends		57		61		59
Net income available to common stockholders	$	2,149	$	2,716	$	11,407
Earnings per common share						
Basic	$	165.24	$	189.42	$	785.14
Diluted	$	165.24	$	189.41	$	784.51
Weighted average common shares outstanding						
Basic		13,002,455		14,341,872		14,527,902
Diluted		13,002,455		14,342,655		14,539,613

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year Ended December 31,		
dollars in millions	**2025**	**2024**	**2023**
Net income	$ 2,206	$ 2,777	$ 11,466
Other comprehensive income, net of tax			
Net unrealized gain (loss) on securities available for sale	447	(7)	162
Net change in unrealized loss on securities available for sale transferred to securities held to maturity	—	1	1
Net change in defined benefit pension items	75	44	81
Net unrealized gain on cash flow hedge derivatives	6	8	—
Other comprehensive income, net of tax	$ 528	$ 46	$ 244
Total comprehensive income	$ 2,734	$ 2,823	$ 11,710

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

dollars in millions, except share data	Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
Balance at December 31, 2022	$ 881	$ 14	$ 1	$ 4,109	$ 5,392	$ (735)	$ 9,662
Net income	—	—	—	—	11,466	—	11,466
Other comprehensive income, net of tax	—	—	—	—	—	244	244
Stock based compensation	—	—	—	(1)	—	—	(1)
Cash dividends declared ($3.89 per common share):							
Class A common stock	—	—	—	—	(53)	—	(53)
Class B common stock	—	—	—	—	(4)	—	(4)
Preferred stock dividends declared:							
Series A	—	—	—	—	(18)	—	(18)
Series B	—	—	—	—	(30)	—	(30)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2023	$ 881	$ 14	$ 1	$ 4,108	$ 16,742	$ (491)	$ 21,255
Net income	—	—	—	—	2,777	—	2,777
Other comprehensive income, net of tax	—	—	—	—	—	46	46
Stock based compensation	—	—	—	(12)	—	—	(12)
Repurchased 814,641 shares of Class A common stock	—	(1)	—	(1,679)	—	—	(1,680)
Cash dividends declared ($6.87 per common share):							
Class A common stock	—	—	—	—	(91)	—	(91)
Class B common stock	—	—	—	—	(6)	—	(6)
Preferred stock dividends declared:							
Series A	—	—	—	—	(19)	—	(19)
Series B	—	—	—	—	(31)	—	(31)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2024	$ 881	$ 13	$ 1	$ 2,417	$ 19,361	$ (445)	$ 22,228
Net income	—	—	—	—	2,206	—	2,206
Other comprehensive income, net of tax	—	—	—	—	—	528	528
Issuance of Series D preferred stock	494	—	—	—	—	—	494
Repurchased 1,578,462 shares of Class A common stock	—	(2)	—	(2,417)	(638)	—	(3,057)
Cash dividends declared ($7.95 per common share):							
Class A common stock	—	—	—	—	(96)	—	(96)
Class B common stock	—	—	—	—	(8)	—	(8)
Preferred stock dividends declared:							
Series A	—	—	—	—	(18)	—	(18)
Series B	—	—	—	—	(28)	—	(28)
Series C	—	—	—	—	(11)	—	(11)
Balance at December 31, 2025	$ 1,375	$ 11	$ 1	$ —	$ 20,768	$ 83	$ 22,238

See accompanying Notes to the Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 2,206	$ 2,777	$ 11,466
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for credit losses	514	431	1,375
Deferred tax (benefit) expense	(111)	6	(165)
Depreciation, amortization, and accretion, net	405	130	(57)
Stock based compensation expense	—	—	5
Realized (gain) loss on sale of investment securities, net	(3)	(6)	26
Fair value adjustment on marketable equity securities, net	(22)	(13)	11
(Gain) loss on sale of loans, net	(21)	(7)	2
Gain on sale of operating lease equipment, net	(30)	(30)	(20)
Gain on other real estate owned, net	(2)	(7)	(4)
Gain on acquisition	—	—	(9,808)
Loss on extinguishment of debt	9	2	—
Origination of loans held for sale	(1,401)	(1,078)	(740)
Proceeds from sale of loans held for sale	1,553	1,289	693
Impairment of premises and equipment and other assets	6	22	70
Net change in other assets	(282)	(495)	206
Net change in other liabilities	170	(34)	(379)
Other operating activities	(68)	1	(21)
Net cash provided by operating activities	2,923	2,988	2,660
CASH FLOWS FROM INVESTING ACTIVITIES			
Net decrease in interest-earning deposits at banks	1,563	12,245	5,416
Purchases of marketable equity securities	(5)	(6)	—
Proceeds from sales of investments in marketable equity securities	1	15	—
Purchases of investment securities available for sale	(13,969)	(22,490)	(12,839)
Proceeds from maturities of investment securities available for sale	12,989	7,445	2,084
Proceeds from sales of investment securities available for sale	3,817	1,493	495
Purchases of investment securities held to maturity	(389)	(792)	(213)
Proceeds from maturities of investment securities held to maturity	1,010	562	545
Net (increase) decrease in securities purchased under agreements to resell	(74)	315	(473)
Net (increase) decrease in loans	(9,111)	(7,484)	6,057
Proceeds from sales of loans	399	354	317
Net decrease (increase) in credit balances of factoring clients	212	(73)	94
Purchases of operating lease equipment	(852)	(1,106)	(1,023)
Proceeds from sales of operating lease equipment	285	250	243
Purchases of premises and equipment	(710)	(429)	(405)
Proceeds from sales of other real estate owned	29	19	19
Cash acquired, net of cash paid as consideration for acquisition	—	—	810
Proceeds from surrender of bank-owned life insurance policies	—	—	1,094
Other investing activities	(806)	(473)	208
Net cash (used in) provided by investing activities	(5,611)	(10,155)	2,429
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (decrease) increase in time deposits	(2,015)	(3,169)	5,634
Net increase (decrease) in demand and other interest-bearing deposits	8,539	12,630	(5,369)
Net (decrease) increase in securities sold under agreements to repurchase	(143)	(118)	39
Repayment of short-term borrowings	—	—	(2,250)
Proceeds from issuance of short-term borrowings	—	—	500
Repayment of long-term borrowings	(2,850)	(450)	(13,120)
Net proceeds from issuance of long-term borrowings	1,838	—	9,991
Net proceeds from issuance of preferred stock	494	—	—
Repurchase of Class A common stock	(3,027)	(1,648)	—
Cash dividends paid	(161)	(158)	(117)
Other financing activities	—	(14)	(7)
Net cash provided by (used in) financing activities	2,675	7,073	(4,699)
Change in cash and due from banks	(13)	(94)	390
Cash and due from banks at beginning of period	814	908	518
Cash and due from banks at end of period	$ 801	$ 814	$ 908

| | Year Ended December 31, | | |
dollars in millions	2025	2024	2023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the period for:			
Interest	$ 4,810	$ 5,079	$ 3,686
Income taxes	315	763	514
Significant non-cash investing and financing activities:			
Transfers of loans to other real estate	86	—	—
Net settlement with FDIC for Purchase Money Note	—	80	—
Transfer of assets from held for investment to held for sale	1,296	606	336
Transfer of assets from held for sale to held for investment	31	—	—
Commitments extended during the period on affordable housing investment credits	648	710	224
Purchase Money Note as consideration for SVBB Acquisition	—	—	35,808

See accompanying Notes to the Consolidated Financial Statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Nature of Operations

First Citizens BancShares, Inc. (the "Parent Company" and, when including all of its subsidiaries on a consolidated basis, "we," "us," "our," "BancShares") is a financial holding company organized under the laws of Delaware that conducts operations through its banking subsidiary, First-Citizens Bank & Trust Company ("FCB"), which is headquartered in Raleigh, North Carolina. BancShares operates a network of branches and offices, predominantly located in the Southeast, Mid-Atlantic, Midwest and Western United States. BancShares provides various types of commercial and consumer banking services, including lending, leasing, and wealth management services. Deposit services include checking, savings, money market, and time deposit accounts.

BASIS OF PRESENTATION

Principles of Consolidation and Basis of Presentation

The accounting and reporting policies of BancShares are in accordance with United States generally accepted accounting principles ("GAAP") and general practices within the banking industry.

The consolidated financial statements of BancShares include the accounts of BancShares and its subsidiaries, certain partnership interests, and variable interest entities ("VIEs") where BancShares is the primary beneficiary, if applicable. All significant intercompany accounts and transactions are eliminated upon consolidation. Assets held in agency or fiduciary capacity are not included in the consolidated financial statements.

VIEs are legal entities that either do not have sufficient equity to finance their activities without the support from other parties or whose equity investors lack a controlling financial interest. BancShares has investments in certain partnerships and limited liability entities that have been evaluated and determined to be VIEs. Consolidation of a VIE is appropriate if a reporting entity holds a controlling financial interest in the VIE and is the primary beneficiary. BancShares is not the primary beneficiary and does not hold a controlling interest in the VIEs as we do not have the power to direct the activities that most significantly impact the VIEs' economic performance or the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As such, assets and liabilities of these entities are not consolidated into the financial statements of BancShares. The recorded investment in these entities is reported within other assets.

Refer to Note 10—Variable Interest Entities for additional information regarding VIEs.

Reclassifications

Financial Statements

In certain instances, amounts reported in the 2024 and 2023 consolidated financial statements have been reclassified to conform to the current financial statement presentation. Such reclassifications had no effect on previously reported stockholders' equity or net income.

Changes to Reportable Segments

As of December 31, 2025, our reportable segments included the General Bank, the Commercial Bank, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. We made the following changes to our segment reporting during 2025 (the "Segment Reporting Updates"):

- All components previously reported in the Silicon Valley Bank ("SVB") Commercial segment and certain components of the General Bank segment were consolidated into the Commercial Bank segment.
- We made minor updates to our segment expense allocations.

Segment disclosures for the years ended December 31, 2024 and 2023 included in this Form 10-K were recast to conform with the Segment Reporting Updates summarized above. Refer to Note 21—Segment Information for additional information.

Loan Class Changes

At December 31, 2025, our commercial loan classes included: commercial and industrial, capital call lines, owner occupied commercial mortgage, investor dependent, and commercial real estate, while our consumer loan classes included: residential mortgage, revolving mortgage, auto, and other consumer.

During 2025, we changed our loan classes (the "Loan Class Changes") from the loan classes in the Annual Report on Form 10-K as of and for the year ended December 31, 2024 (the "2024 Form 10-K"). The Loan Class Changes recast capital call lines and commercial real estate into separate loan classes, and recast SVB loan classes into the commercial loan classes. Additionally, investor dependent - early stage and investor dependent - growth stage were combined into a single investor dependent loan class, and leases were recast into commercial and industrial. The following table summarizes the recast of the 2024 Form 10-K loan classes to the loan classes in this Annual Report on Form 10-K.

2025 Loan Class Changes

2024 Form 10-K Loan Class	Loan Class in this Annual Report on Form 10-K
Commercial	
Commercial construction	Commercial real estate
Owner occupied commercial mortgage	Owner occupied commercial mortgage
Non-owner occupied commercial mortgage	Commercial real estate
Commercial and industrial	Commercial and industrial, commercial real estate [1]
Leases	Commercial and industrial
Consumer	
Residential mortgage	Residential mortgage, commercial real estate [2]
Revolving mortgage	Revolving mortgage
Consumer auto	Auto
Consumer other	Other consumer
SVB	
Global fund banking [3]	Capital call lines, commercial and industrial [3]
Investor dependent - early stage	Investor dependent
Investor dependent - growth stage	Investor dependent
Innovation C&I and cash flow dependent	Commercial and industrial

[1] *Loans for the purpose of acquiring, constructing or developing real estate were included in commercial and industrial in the 2024 Form 10-K, and are included in commercial real estate in this Form 10-K.*

[2] *Residential construction loans were included in residential mortgage in the 2024 Form 10-K, and are included in commercial real estate in this Form 10-K.*

[3] *In the 2024 Form 10-K, the global fund banking loan class included capital call lines and other commercial loans in the Global Fund Banking line of businesses (a component of the Commercial Bank segment). Capital call lines are a separate loan class, and the other commercial loans in the Global Fund Banking line of business are included in commercial and industrial in this Form 10-K.*

Our loan classes as of December 31, 2025 are further described in the "Loans and Leases" discussion of this Note 1—Significant Accounting Policies and Basis of Presentation. Loan and lease and allowance for loan and lease losses ("ALLL") disclosures for all periods presented in this Form 10-K were recast to reflect the Loan Class Changes. Refer to Note 5—Loans and Leases and Note 6—Allowance for Loan and Lease Losses.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions impact the amounts reported in the consolidated financial statements and accompanying notes and the disclosures provided, and actual results could differ from those estimates. The significant estimate related to the determination of the ALLL is considered a critical accounting estimate.

SIGNIFICANT ACCOUNTING POLICIES

Interest-Earning Deposits at Banks

Interest-earning deposits at banks are primarily comprised of interest-bearing deposits with the Federal Reserve Bank ("FRB") and other banks. Interest-earning deposits at banks have maturities of three months or less. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions as the terms of such purchase agreements do not qualify for sale accounting and are therefore recorded at the amount of cash advanced. The securities purchased under agreements to resell are primarily collateralized by U.S. Treasury and U.S. agency mortgage-backed securities. Accrued interest receivables are recorded in other assets. Interest earned is recorded in interest income.

Investments

Debt Securities

BancShares classifies debt securities as held to maturity or available for sale. Debt securities are classified as held to maturity when BancShares has the intent and ability to hold the securities to maturity. Held to maturity securities are reported at amortized cost. Debt securities classified as available for sale are reported at estimated fair value, with unrealized gains and losses, net of income taxes, reported in Accumulated Other Comprehensive Income ("AOCI"). Amortization of premiums and accretion of discounts for debt securities are recorded in interest income. Realized gains and losses from the sale of debt securities are included in noninterest income. BancShares performs pre-purchase due diligence and evaluates the credit risk of available for sale and held to maturity debt securities purchased directly into BancShares' portfolio or via acquisition. If securities have evidence of more than insignificant credit deterioration since issuance, they are designated as purchased credit deteriorated ("PCD").

For available for sale debt securities, management performs a quarterly analysis of the investment portfolio to evaluate securities currently in an unrealized loss position for potential credit-related impairment. If BancShares intends to sell a security, or does not have the intent and ability to hold a security before recovering the amortized cost, the entirety of the unrealized loss is immediately recorded in earnings to the extent that it exceeds the associated allowance for credit losses previously established. For the remaining securities, an analysis is performed to determine if any portion of the unrealized loss recorded relates to credit impairment. If credit-related impairment exists, the amount is recorded through the allowance for credit losses and related provision. This review includes indicators such as changes in credit rating, delinquency, bankruptcy, or other significant events impacting the issuer.

Debt securities are classified as past due when the payment of principal and interest based upon contractual terms is 30 days delinquent or greater. Management reviews all debt securities with delinquent interest and immediately charges off any accrued interest determined to be uncollectible.

Refer to Note 3—Investment Securities for additional information.

Equity Securities

Investments in equity securities having readily determinable fair values are stated at fair value. Realized and unrealized gains and losses on these securities are included in noninterest income. Dividends on marketable equity securities are included in interest on investment securities.

Nonmarketable equity securities that do not meet the criteria to be accounted for under the equity method and that do not have readily determinable fair values are measured at cost under the measurement alternative with adjustments for impairment and observable price changes if applicable. Dividends from these investments are included in noninterest income.

BancShares evaluates its nonmarketable equity securities for impairment and recoverability of the recorded investment based on analysis of the facts and circumstances of each investment, including asset quality of the issuer, dividend payment history and recent redemption experience. Any impairment is recorded in noninterest income.

Other Securities

Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of FHLB restricted stock. This stock is restricted as it may only be sold to the FHLB and all sales must be at par. Accordingly, the FHLB restricted stock is carried at cost, less any applicable impairment charges and is recorded within other assets. Additionally, BancShares holds shares of Visa Inc. ("Visa") Class B common stock. Refer to Note 3—Investment Securities for additional information.

Affordable Housing Tax Credit and Unconsolidated Investments

Unconsolidated VIEs include limited partnership interests and joint ventures where BancShares' involvement is limited to an investor interest and BancShares does not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance or obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Affordable Housing Tax Credit Investments

BancShares has investments in qualified affordable housing projects primarily for the purposes of fulfilling Community Reinvestment Act ("CRA") requirements and obtaining tax credits and other tax benefits. These investments are accounted for using the proportional amortization method ("PAM") if certain conditions are met. Under PAM, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received, the net investment performance, and impairment, if any, is recognized in the statements of income as a component of income tax expense. All of our investments in qualified affordable housing projects are accounted for under PAM.

Other Tax Credit Investments

Certain tax credit investments not eligible for PAM, such as investments in renewable energy projects, are accounted for under the hypothetical liquidation at book value method ("HLBVM") which is applied to equity investments in investees for which distributions vary at different points in time and are not directly linked to an equity holder's ownership percentage. Under the HLBVM, we calculate our share of earnings or losses based on the change in our claim on the net assets of the investee assuming the investee is liquidated at book value at the end of each reporting period. The pretax results from applying the HLBVM are reported in other noninterest income. We elected the Deferral Method for the tax credits and deferred tax assets ("DTAs") related to these tax credit investments. Under the Deferral Method, we reduce the carrying value of our investment and income taxes payable upon receipt of the tax credits when the underlying project is placed in service.

Equity Method Investments

Under the equity method, we record our proportionate share of the profits or losses of the investment entity as an adjustment to the carrying value of the investment and as a component of other noninterest income. Dividends and distributions from these investments are recorded as reductions to the carrying value of the investments. Unconsolidated investments accounted for under the equity method are evaluated for impairment, with any impairment recorded in noninterest income. The recorded impairment is the excess of the investment carrying value over the fair value.

Refer to Note 10—Variable Interest Entities for additional information.

Assets Held for Sale

Assets held for sale ("AHFS") consist of: (i) loans we previously held for investment that were transferred to held for sale at the lower of the cost or fair value ("LOCOM") at the date we made a formal decision and plan to sell, (ii) residential mortgage loans that we originated with the intent to sell and for which we elected to apply the fair value option, and (iii) operating lease equipment (which we previously leased as the lessor) that was transferred to held for sale at LOCOM at the date we made a formal decision and plan to sell.

Loans and Leases

Originated loans for which management has the intent and ability to hold for the foreseeable future are classified as held for investment and carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs. Nonrefundable fees collected and certain direct costs incurred related to loan originations are deferred and recorded as an adjustment to loans outstanding. The net amount of the nonrefundable fees and costs is amortized to interest income over the contractual lives as an adjustment to yield using methods that approximate a constant yield, as applicable, or the straight-line method for revolving lines of credit.

BancShares extends credit to commercial customers through a variety of financing arrangements including term loans, revolving credit facilities, finance leases and operating leases. BancShares also extends credit through consumer loans, including residential mortgages and auto loans. Our loan classes as of December 31, 2025 are described below.

Commercial Loans and Leases

Commercial and Industrial – Commercial and industrial loans consist of loans or lines of credit to finance accounts receivable, inventory or other general business needs, and business credit cards. The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results consistent with those projected at origination. Failure to achieve these projections presents risk that the borrower will be unable to service the debt consistent with the contractual terms of the loan.

Commercial and industrial includes loans that borrowers use to assist a select group of private equity sponsors with the acquisition of businesses. These loans are larger in size, and repayment is generally dependent upon the cash flows of the combined entities. Acquired companies are typically established, later-stage businesses of scale, and characterized by reasonable levels of leverage with loan structures that include meaningful financial covenants.

Commercial and industrial includes loans to non-depository financial institutions ("NDFIs"), except for capital call lines which is a separate loan class since it is our largest NDFI portfolio. In addition to capital call lines, loans to NDFIs include the following:

- The *net asset value ("NAV") portfolio* consists of: (i) loans to private equity funds collateralized by the funds' portfolios of direct equity investments in private companies, and (ii) loans to predominantly secondary funds collateralized by the funds' portfolios of investments in limited partner ("LP") interests in private funds and/or co-investment vehicles.
- *Leveraged fund lines* are lines of credit provided to private credit funds and are collateralized by portfolios of the underlying assets, primarily first lien loans.
- *Warehouse lines* are asset-based lines of credit that finance cash flows for large pools of assets, such as accounts receivable and loans, that the borrower (or sponsor) typically sell or transfer to special purpose vehicle entities.
- *Specialty finance* includes asset-based lending facilities to lenders that are primarily investing in first lien senior debt.

We provide factoring, receivable management, and secured financing to businesses (our clients, who are generally manufacturers or importers of goods) that operate in several industries, including apparel, textile, furniture, home furnishings and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods by our clients to their customers (generally retailers) that have been factored (i.e., sold or assigned to the factor). The most prevalent risk in factoring transactions is customer credit risk, which relates to the financial inability of a customer to pay undisputed factored trade accounts receivable. We also provide supply chain financing to our clients on the supply and demand sides of the supply chain. Supply chain financing could include purchasing our clients' accounts receivable and subsequently collecting from our clients' customers, or paying our clients' accounts payable and subsequently collecting directly from our client. Factoring and supply chain finance receivables are primarily included in the commercial and industrial loan class.

Commercial and industrial also includes leases, which consists of finance lease arrangements for technology and office equipment and large and small industrial, medical, and transportation equipment.

Capital Call Lines – The primary source of repayment for capital call lines is the capital commitments of the underlying LP investors in funds managed by certain private equity and venture capital firms. Capital calls are contractual obligations of the LPs and are not subject to the performance of the underlying portfolio of investments.

Owner Occupied Commercial Mortgage – Owner occupied commercial mortgage consists of loans to purchase or refinance owner occupied nonresidential properties. This includes office buildings, other commercial facilities, and farmland. Commercial mortgages secured by owner occupied properties are primarily dependent on the ability of borrowers to achieve business results consistent with those projected at loan origination. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Investor Dependent – The investor dependent class includes loans made primarily to technology, life science and healthcare industry borrowers that typically have modest or negative cash flows and rarely have an established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture capital firms or other investors, or in some cases, a successful sale to a third party or an initial public offering. Investor dependent includes lending to: (i) pre-revenue, development-stage companies and companies that are in the early phases of commercialization, with revenues of up to $5 million, (ii) companies with revenues between $5 million and $15 million, or pre-revenue clinical-stage biotechnology companies, and (iii) companies with revenues in excess of $15 million.

Commercial Real Estate – Commercial Real Estate primarily includes the following portfolios: non-owner occupied commercial mortgage, commercial construction, and other loans for the purpose of acquiring, constructing or developing real estate. Residential construction loans are also included in commercial real estate.

Non-owner occupied commercial mortgage consists of loans to purchase or refinance investment nonresidential properties. This includes office buildings and other facilities rented or leased to unrelated parties, as well as farmland and multifamily properties. The primary risk associated with income producing commercial mortgage loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. While these loans are collateralized by real property in an effort to mitigate risk, it is possible the liquidation of collateral will not fully satisfy the obligation.

Commercial construction consists of loans to finance land for commercial development of real property and construction of multifamily apartments or other commercial properties. Delays in construction and development projects can cause cost overruns exceeding the borrower's financial ability to complete the project. Such cost overruns can result in foreclosure of partially completed and unmarketable collateral. These loans are highly dependent on the supply and demand for commercial real estate. Deterioration in demand could result in decreased collateral values, which could make repayments of outstanding loans difficult.

Residential construction consists of loans to developers or consumers to finance construction of 1-4 family residential property or to purchase undeveloped or partially developed land in anticipation of completing construction of 1-4 family residential property. These loans are subject to risks of the supply chain and fluctuations in construction and development costs, as well as the demand for newly constructed residential homes and lots acquired for development. When construction is complete, consumer borrowers often convert or refinance the residential construction loan into a residential mortgage loan.

Consumer Loans
Residential Mortgage – Residential mortgage primarily consists of loans to purchase or refinance the borrower's primary dwelling, secondary residence or vacation home and are often secured by 1-4 family residential properties. Significant and rapid declines in real estate values can result in borrowers having debt levels in excess of the current market value of the collateral.

Revolving Mortgage – Revolving mortgage consists of home equity lines of credit and other lines of credit or loans secured by first or second liens on the borrower's primary residence. These loans are secured by both senior and junior liens on the residential real estate and are particularly susceptible to declining collateral values. This risk is elevated for loans secured by junior liens as a substantial decline in value could render the junior lien position effectively unsecured.

Auto – Auto loans consist of installment loans to finance purchases of vehicles. These loans include direct auto loans originated in bank branches, as well as indirect auto loans originated through agreements with auto dealerships. The value of the underlying collateral within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral, if any.

Other Consumer – Other consumer loans consist of loans to finance unsecured home improvements, student loans, and revolving lines of credit that can be secured or unsecured, including personal credit cards. The value of the underlying collateral, if any, within this class is at risk of potential rapid depreciation, which could result in unpaid balances in excess of the collateral.

Acquired Loans and Leases
BancShares' accounting methods for acquired loans and leases depends on whether or not the loans reflect more than insignificant credit deterioration since origination at the date of acquisition.

Non-Purchased Credit Deteriorated Loans and Leases
Non-Purchased Credit Deteriorated ("Non-PCD") loans and leases do not reflect more than insignificant credit deterioration since origination at the date of acquisition. These loans are recorded at fair value and an increase to the ALLL is recorded with a corresponding increase to the provision for credit losses at the date of acquisition. The difference between fair value and the unpaid principal balance ("UPB") at the acquisition date is amortized or accreted to interest income over the contractual life of the loan using the effective interest method.

Purchased Credit Deteriorated Loans and Leases

Purchased loans and leases that reflect a more than insignificant credit deterioration since origination at the date of acquisition are classified as PCD loans and leases. PCD loans and leases are recorded at acquisition date amortized cost, which is the purchase price or fair value in a business combination, plus BancShares' initial ALLL, which results in a gross up of the loan balance (the "PCD Gross-Up"). The initial ALLL for PCD loans and leases (the "Initial PCD ALLL") is established through the PCD Gross-Up and there is no corresponding increase to the provision for credit losses. The difference between the UPB and the acquisition date amortized cost resulting from the PCD Gross-Up is amortized or accreted to interest income over the contractual life of the loan using the effective interest method. Refer to Note 6—Allowance for Loan and Lease Losses for additional information.

Past Due and Non-Accrual Loans and Leases

Loans and leases are classified as past due when the payment of principal and interest based upon contractual terms is 30 days or greater delinquent. Loans and leases are generally placed on nonaccrual when principal or interest becomes 90 days past due or when it is probable the principal or interest is not fully collectible. When loans are placed on nonaccrual, previously uncollected accrued interest is reversed from interest income and the ongoing accrual of interest is discontinued. All payments received thereafter are applied as a reduction of the outstanding balance until the account is collected, charged-off or returned to accrual status. Loans and leases are generally removed from nonaccrual status when they become current for a sustained period of time and there is no longer concern as to the collectability of principal and interest.

Loan Charge-Offs and Recoveries

Loan charge-offs are recorded after considering such factors as the borrower's financial condition, the value of underlying collateral, guarantees, and the status of collection activities. Loan balances considered uncollectible are charged-off against the ALLL and deducted from the carrying value of the related loans. Consumer loans are subject to mandatory charge-off at specified delinquency dates in accordance with regulatory guidelines. The value of the underlying collateral for consumer loans is considered when determining the charge-off amount if repossession is reasonably assured and in process. Refer to Note 5—Loans and Leases for additional information. Realized recoveries of amounts previously charged-off are credited to the ALLL.

Allowance for Loan and Lease Losses

The ALLL represents management's best estimate of credit losses expected over the life of the loan or lease, adjusted for expected contractual payments and the impact of prepayment expectations. Estimates for loan and lease losses are determined by analyzing quantitative and qualitative components present as of the evaluation date using the current expected credit loss ("CECL") methodology in accordance with the Financial Accounting Standards Board's ("FASB") *Accounting Standards Codification ("ASC") 326 Financial Instruments - Credit Losses*. Adjustments to the ALLL are recorded with a corresponding entry to the provision or benefit for credit losses.

The ALLL is calculated based on a variety of considerations, including, but not limited to actual net loss history of the various loan and lease pools, delinquency trends, changes in forecasted economic conditions, loan growth, estimated loan life, and changes in portfolio credit quality. Loans and leases are segregated into pools with similar risk characteristics and each have a model that is utilized to estimate the ALLL. These ALLL models estimate the probability of obligor default ("PD") and loss given default ("LGD") for individual loans and leases within each risk pool based on historical loss experience, borrower characteristics, collateral type, forecasts of future economic conditions, expected future recoveries and other factors. The loan and lease level undiscounted ALLL is calculated by applying the modeled PD and LGD to monthly forecasted loan and lease balances (or exposure at default), which are adjusted for contractual payments, prior defaults, and prepayments. Prepayment assumptions were developed through a review of BancShares' historical prepayment activity and considered forecasts of future economic conditions. Forecasted LGDs are adjusted for expected recoveries.

ALLL model outputs may be adjusted through a qualitative assessment to reflect trends that may not be adequately reflected within the models, which could include economic conditions, uncertainty in macroeconomic forecasts, credit quality, risk to specific industry concentrations, and any significant policy and underwriting changes. These qualitative adjustments are also used to accommodate for the imprecision of certain assumptions and uncertainties inherent in the model calculations.

The ALLL models utilize economic variables, including unemployment, gross domestic product, home price index, commercial real estate ("CRE" index, corporate profits, and credit spreads. These economic variables are based on macroeconomic scenario forecasts with a forecast horizon that covers the lives of the loan portfolios. Due to the inherent uncertainty in the macroeconomic forecasts, BancShares utilizes baseline, upside, and downside macroeconomic scenarios and probability weights the scenarios based on review of variable forecasts for each scenario and comparison to expectations.

When loans do not share risk characteristics similar to others in the pool, the ALLL is evaluated on an individual basis. Given that BancShares' CECL models are loan level models, the number of loans individually evaluated is not significant and consists primarily of loans greater than an established threshold. A specific ALLL is established (or charge-off recorded) for the shortfall, if any, between the present value of future cash flows (or fair value of the collateral, less estimated costs to sell) and the amortized cost of the loan.

Risk pools for estimating the ALLL, along with loans evaluated on an individual basis, are aggregated into commercial and consumer loan portfolios for reporting purposes in Note 6—Allowance for Loan and Lease Losses.

Accrued Interest Receivable
BancShares' accounting policies and credit monitoring provide that uncollectible accrued interest is reversed or written off against interest income in a timely manner. Therefore, BancShares elected to not measure an ALLL for accrued interest receivable. Accrued interest receivable is recorded in other assets and is excluded from the amortized cost basis of loans, investment securities available for sale, and investment securities held to maturity.

Unfunded Commitments
A reserve for off-balance sheet exposures is established for unfunded commitments such as unfunded balances for existing lines of credit, deferred purchase agreements ("DPAs"), commitments to extend future credit, as well as both standby and commercial letters of credit, when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e. commitment cannot be canceled at any time). These unfunded commitments are assessed to determine both the probability of funding as well as the expectation of future losses. BancShares estimates the expected funding amounts and applies its PD and LGD models to those expected funding amounts to estimate the reserve for off-balance sheet exposures. We do not recognize an ALLL for commitments that are unconditionally cancellable at our discretion.

Refer to Note 6—Allowance for Loan and Lease Losses for the provision for off-balance sheet credit exposure.

Leases

Lessor Arrangements
Operating lease equipment is carried at cost less accumulated depreciation. Operating lease equipment is depreciated to its estimated residual value using the straight-line method over the lease term or estimated useful life of the asset. Rail equipment has estimated useful lives of 40-50 years and the useful lives of other equipment are generally 3-10 years.

When AHFS accounting criteria are met for operating lease equipment, the equipment is marked to LOCOM and classified as AHFS and depreciation is no longer recognized. Equipment received at the end of the lease that will be sold is marked to LOCOM, with the adjustment recorded in other noninterest income. Initial direct costs are amortized over the lease term.

Sales-type and direct financing leases are carried at the aggregate of lease payments receivable and estimated residual value of the leased property, if applicable, less unearned income. Interest income is recognized over the term of the leases to achieve a constant periodic rate of return on the outstanding investment. Our finance lease activity primarily relates to leasing of new equipment with the equipment purchase price equal to fair value and therefore there is no selling profit or loss at lease commencement.

Lease components are separated from non-lease components that transfer a good or service to the customer, and the non-lease components in our lease contracts are accounted for in accordance with ASC 310 *Receivables*. BancShares utilizes the operating lease practical expedient for its Rail portfolio leases to not separate non-lease components of railcar maintenance services from associated lease components, and as a result rental income includes the maintenance non-lease component. This practical expedient is available when both of the following are met: (i) the timing and pattern of transfer of the non-lease components and associated lease component are the same and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

We manage and evaluate residual risk by performing periodic reviews of estimated residual values and monitoring levels of residual realizations. A change in estimated operating lease residual values would result in a change in future depreciation expense. A change in estimated finance lease residual values during the lease term impacts the ALLL as the lessor considers both the lease receivable and the unguaranteed residual asset when determining the finance lease ALLL.

Impairment of Operating Lease Equipment

A review for impairment of our operating lease equipment is performed at least annually or when events or changes in circumstances indicate that the carrying amount of these long-lived assets may not be recoverable. Impairment of long-lived assets is determined by comparing the carrying amount to future undiscounted net cash flows expected to be generated. If a long-lived asset is impaired, the impairment is the amount by which the carrying amount exceeds the fair value of the long-lived asset. Depreciation expense is adjusted when the projected fair value is below the projected book value at the end of the depreciable life.

Lessee Arrangements

BancShares leases certain branch locations, administrative offices, and equipment. Operating lease right of use ("ROU") assets are included in other assets and the associated lease obligations are included in other liabilities. Finance leases are included in premises and equipment and other borrowings. Refer to Note 12—Borrowings for additional information. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; BancShares instead recognizes lease expense for these leases on a straight-line basis over the lease term.

ROU assets represent BancShares' right to use an underlying asset for the lease term and lease liabilities represent BancShares' corresponding obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets also include initial direct costs and pre-paid lease payments made less any lease incentives received. As most of BancShares' leases do not provide an implicit rate, BancShares uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception.

Most leases include one or more options to renew. The exercise of lease renewal options is at BancShares' sole discretion. When it is reasonably certain BancShares will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Goodwill and Other Intangible Assets

Goodwill is defined below in the "Business Combinations" section. BancShares' evaluates goodwill for impairment annually as of July 31, or more frequently if events occur or circumstances change that may trigger a decline in the value of the reporting unit or otherwise indicate that a potential impairment exists.

BancShares applied the acquisition method of accounting for the SVBB Acquisition (as defined in Note 2—Business Combinations) and the fair values of the net assets acquired and core deposit intangibles exceeded the purchase price for each transaction. Consequently, there was a gain on acquisition (and no goodwill) related to the SVBB Acquisition.

Other finite-lived intangible assets, such as core deposit intangibles, are initially recorded at fair value and are amortized over their average estimated useful lives. Intangible assets are evaluated for impairment when events or changes in circumstances indicate a potential impairment exists.

Refer to further discussion in Note 2—Business Combinations and Note 9—Goodwill and Core Deposit Intangibles.

Other Real Estate Owned

Other Real Estate Owned ("OREO") includes foreclosed real estate property and closed branch properties. Foreclosed real estate property in OREO is initially recorded at the asset's estimated fair value less costs to sell. Any excess in the recorded investment in the loan over the estimated fair value less costs to sell is charged-off against the ALLL at the time of foreclosure. If the estimated value of the OREO exceeds the recorded investment of the loan, the difference is recorded as a gain within other income.

OREO is subsequently carried at LOCOM less estimated selling costs and is evaluated at least annually. The periodic evaluations are generally based on the appraised value of the property and may include additional adjustments based upon management's review of the valuation estimate and specific knowledge of the property. Routine maintenance costs, income and expenses related to the operation of the foreclosed asset, subsequent declines in market value and net gains or losses on disposal are included in collection and foreclosure-related expense.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation expense is generally computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and finance lease ROU assets are amortized on a straight-line basis over the lesser of the lease terms or the estimated useful lives of the assets. BancShares reviews premises and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and when an impairment loss is recognized the adjusted carrying amount will be its new cost basis to depreciate over the remaining useful life of the asset.

Derivative Assets and Liabilities

BancShares manages economic risk and exposure to interest rate and foreign currency risk through derivative transactions in over-the-counter markets with other financial institutions. BancShares also offers derivative products to its customers in order for them to manage their interest rate and currency risks. BancShares does not enter into derivative financial instruments for speculative purposes.

Derivatives utilized by BancShares may include swaps, forward settlement contracts, options contracts, and risk participations. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined future date, and rate or price. An option contract is an agreement that gives the buyer the right, but not the obligation, to buy or sell an underlying asset from or to another party at a predetermined price or rate over a specific period of time. A risk participation is a financial guarantee, in exchange for a fee, that gives the buyer the right to be made whole in the event of a predefined default event.

At inception, BancShares documents all relationships between hedging instruments and hedged items, including effectiveness as well as the risk management objectives and strategies for undertaking various hedges. Upon executing a derivative contract, BancShares designates the derivative as either a qualifying hedge or nonqualifying hedge (each as defined below). The designation may change based upon management's reassessment of circumstances. BancShares assesses hedge effectiveness at inception and on an ongoing basis.

In order to manage its interest rate exposure, BancShares enters into fair value hedges of certain fixed rate debt and deposits. BancShares recognizes the changes in the fair values of the hedging instrument and hedged item in interest expense for borrowings and deposits in the Consolidated Statements of Income.

BancShares also utilizes floating-rate loan portfolio cash flow hedges. The changes in fair value of the hedging instrument in a cash flow hedge are reported in AOCI and subsequently reclassified to earnings during the periods in which the hedged cash flows affect earnings. The recognized gains and losses on loan portfolio cash flow hedges are reported in "interest income on loans and leases" on the Consolidated Statements of Income when reclassified from AOCI to earnings.

If an accounting hedge ("qualifying hedge") subsequently ceases to qualify as an effective hedge or the forecasted cash flows are no longer probable of occurring in a cash flow hedge within the specified period, hedge accounting will be discontinued. Any amounts in AOCI related to a discontinued cash flow hedge will be reclassified to earnings over the same periods in which the hedged cash flows affect earnings. However, if it becomes probable that the forecasted cash flows will not occur within the specified period, any related amounts in AOCI will be reclassified to earnings immediately.

Derivatives not designated as hedging instruments ("nonqualifying hedges") are presented in the Consolidated Balance Sheets in other assets or other liabilities, with resulting gains or losses and periodic interest settlements and other changes in fair value reported in other noninterest income.

BancShares provides interest rate derivative contracts to support the business requirements of its customers. The derivative contracts include interest rate swap agreements and interest rate cap and floor agreements wherein BancShares acts as a seller of these derivative contracts to its customers. The carrying amount of these customer derivatives is net of the credit valuation allowance for counterparty credit risk. To mitigate the market risk associated with these customer derivatives, BancShares enters into back-to-back positions with other financial institutions.

We have purchased and sold risk participation agreements associated with borrowers' interest rate swaps. We purchase risk participation agreements from other institutions in an effort to mitigate the credit risk associated with interest rate swap agreements with borrowers to whom we have provided loans structured with interest rate swaps. Additionally, we sell risk participation agreements to other institutions as a means of sharing the credit risk associated with borrowers' interest rate swaps. Risk participation agreements we sold have maturities ranging between 2026 and 2048 and may require us to make payment to the counterparty if the customer fails to make payment on any amounts due to the counterparty upon early termination of the swap transaction.

BancShares uses foreign currency forward contracts, interest rate swaps, and options to hedge interest rate and foreign currency risks arising from its asset and liability mix. These are treated as economic hedges, which are nonqualifying hedges.

All derivative instruments are recorded at their respective fair value. BancShares reports all derivatives on a gross basis in the Consolidated Balance Sheets and does not offset derivative assets and liabilities and cash collateral under master netting agreements except for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet. These swap contracts are accounted as "settled-to-market" and cash variation margin paid or received is characterized as settlement of the derivative exposure. Variation margin balances are offset against the corresponding derivative asset and liability balances on the balance sheet.

Fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Valuations of derivative assets and liabilities reflect the value of the instrument including BancShares' and the counterparty's credit risk.

BancShares is exposed to credit risk to the extent that the counterparty fails to perform under the terms of a derivative agreement. Losses related to credit risk would be reflected in other noninterest income. BancShares manages this credit risk by requiring that all derivative transactions entered into as hedges be conducted with counterparties rated investment grade at the initial transaction by nationally recognized rating agencies, and by setting limits on the exposure with any individual counterparty. In addition, pursuant to the terms of the Credit Support Annexes between BancShares and its counterparties, BancShares may be required to post collateral or may be entitled to receive collateral in the form of cash or highly liquid securities depending on the valuation of the derivative instruments as measured on a daily basis. Refer to Note 13—Derivative Financial Instruments for additional information.

Foreign Exchange Contracts
FCB has foreign exchange forwards and swaps contracts with clients involved in foreign activities, either as the purchaser or seller, depending upon the clients' needs. These are structured as back-to-back contracts to mitigate the risk of fluctuations in currency rates. The foreign exchange forward contracts are with correspondent banks to economically reduce our foreign exchange exposure related to certain foreign currency denominated instruments.

Equity Warrant Assets
In connection with negotiating credit facilities and certain other services, FCB may obtain rights that include an option to purchase a position in a client company's stock in the form of an equity warrant. The equity warrant assets are primarily in private, venture-backed companies in the technology, life science and healthcare industries and are generally categorized as Level 3 on the fair value hierarchy due to lack of direct observable pricing and a general lack of liquidity due to the private nature of the associated underlying company.

Mortgage Servicing Rights
Mortgage servicing rights ("MSRs") represent the right to provide servicing under various loan servicing contracts when servicing is retained in connection with a loan sale or acquired in a business combination. MSRs are initially recorded at fair value and subsequently carried at LOCOM. MSRs are amortized in proportion to, and over the period of, the future net servicing income of the underlying loan. At each reporting period, MSRs are evaluated for impairment based upon the fair value of the rights as compared to the carrying value. Therefore, MSRs are carried at fair value only when fair value is less than the amortized cost.

Securities Sold Under Customer Repurchase Agreements
BancShares enters into sales of securities under agreements to repurchase which are treated as financings, with the obligation to repurchase securities sold reflected as short-term borrowings. Refer to Note 12—Borrowings for additional information.

Fair Values

Fair Value Hierarchy
BancShares measures the fair value of its financial assets and liabilities in accordance with ASC 820 *Fair Value Measurement*, which defines fair value, establishes a consistent framework for measuring fair value, and requires disclosures about fair value measurements. BancShares categorizes its financial instruments based on the significance of inputs to the valuation techniques according to the following three-tier fair value hierarchy:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.
- Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include certain commercial loans, debt and equity securities with quoted prices that are traded less frequently than exchange-traded instruments or using a third-party pricing service, borrowings, time deposits, deposits with no stated maturity, securities sold under customer repurchase agreements and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments such as collateral dependent commercial and consumer loans, as well as loans held for sale, certain available for sale corporate securities and derivative contracts, such as equity warrants, whose values are determined using valuation models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Refer to Note 14—Fair Value for additional information.

Per Share Data
Earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of Class A common stock, par value $1 ("Class A common stock"), and Class B common stock, par value $1 ("Class B common stock"), outstanding during each period. Diluted earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding increased by the weighted-average potential impact of dilutive shares. BancShares' potential dilutive instruments include unvested restricted stock units ("RSUs"). The dilutive effect is computed using the treasury stock method, which assumes the conversion of these instruments. However, in periods when there is a net loss, these shares would not be included in the diluted earnings per common share computation as the result would have an anti-dilutive effect. Refer to Note 18—Earnings Per Common Share for additional information.

Income Taxes
Income taxes are accounted for using the asset and liability approach as prescribed in ASC 740, *Income Taxes*. Under this method, a DTA or deferred tax liability is determined based on the currently enacted tax rates applicable to the period in which the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in BancShares' income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period which includes the enactment date. BancShares has adopted the portfolio approach for purposes of releasing residual tax effects within AOCI.

BancShares has unrecognized tax benefits ("UTBs") related to the uncertain portion of tax positions BancShares has taken or expects to take. The potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities is continually monitored and evaluated. Income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions where income tax returns are filed, as well as potential or pending audits or assessments by such tax auditors are evaluated on a periodic basis. BancShares files a consolidated federal income tax return and various combined and separate company state tax returns.

Refer to Note 19—Income Taxes for additional disclosures.

Bank-Owned Life Insurance

Banks can purchase life insurance ("BOLI") policies on the lives of certain officers and employees and are the owner and beneficiary of the policies. These BOLI policies offset the cost of providing employee benefits. BancShares records BOLI at each policy's respective cash surrender value ("CSV"), with changes in the CSV recorded as noninterest income in the Consolidated Statements of Income.

Defined Benefit Pension Plans and Other Postretirement Benefits

BancShares has both funded and unfunded noncontributory defined benefit pension and postretirement plans covering certain employees. The calculation of the obligations and related expenses under the plans require the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. All assumptions are reviewed annually for appropriateness. The discount rate assumption used to measure the plan obligations is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the pension plans are discounted based on this yield curve, and a single discount rate is calculated to achieve the same present value. The assumed rate of future compensation increases is based on actual experience and future salary expectations. BancShares also estimates a long-term rate of return on pension plan assets used to estimate the future value of plan assets. In developing the long-term rate of return, BancShares considers such factors as the actual return earned on plan assets, historical returns on the various asset classes in the plans and projections of future returns on various asset classes. Refer to Note 20—Employee Benefit Plans for disclosures related to the plans.

Stock-Based Compensation

All previously issued stock-based compensation awards vested during 2024 and there were no unvested RSUs as of December 31, 2025 and 2024. The fair value of the RSUs issued in BancShares merger (the "CIT Merger") with CIT Group Inc. ("CIT") on January 3, 2022 (the "CIT Merger Date") was determined based on the closing share price of the Parent Company's Class A common stock on the CIT Merger Date. The fair value of the RSUs was (i) included in the purchase price consideration for the portion related to employee services provided prior to completion of the CIT Merger and (ii) recognized in expenses for the portion related to employee services to be provided after completion of the CIT Merger.

Expenses related to stock-based compensation were included in acquisition-related expenses in the Consolidated Statements of Income. Stock-based compensation is briefly discussed further in Note 20—Employee Benefit Plans.

Common Stock Repurchases

Repurchased common stock is immediately retired upon repurchase, resulting in a reduction to common stock at par value. The excess cost of repurchased common stock over the par amount is recorded as a reduction to additional paid-in capital ("APIC"). When APIC is reduced to zero, then the remainder of the excess cost of repurchased common stock over the par amount is recorded as a reduction to retained earnings. Direct costs, including excise taxes, are included in the cost of the repurchased shares.

Revenue Recognition

Interest income on held for investment loans is recognized using the effective interest method or on a basis approximating a level rate of return over the life of the asset. Interest income includes components of accretion of the fair value discount on loans and lease receivables recorded in connection with purchase accounting adjustments, which are accreted using the effective interest method as a yield adjustment over the remaining contractual term of the loan and recorded in interest income. If the loan is subsequently classified as held for sale, accretion (amortization) of the discount (premium) will cease. Interest income on loans held for investment and held for sale is included in interest income on loans and leases in the Consolidated Statements of Income.

Interest on investment securities and interest on interest-earning deposits at banks is recognized in interest income on an accrual basis. Amortization of premiums and accretion of discounts for investment securities are included in interest on investment securities. Dividends received from marketable equity securities are recognized within interest on investment securities.

BancShares generally acts in a principal capacity, on its own behalf, in its contracts with customers. In these transactions, BancShares recognizes revenues and the related costs to generate those revenues on a gross basis. In certain, circumstances, BancShares acts in an agent capacity, on behalf of the customers with other entities, and recognizes revenues and the related costs to provide BancShares' services on a net basis. BancShares acts as an agent when providing certain cardholder and merchant, insurance, investment management, and brokerage services.

Descriptions of our noninterest revenue-generating activities are summarized below:

Rental income on operating lease equipment – Rental income is recognized on a straight-line basis over the lease term for lease contract fixed payments and is included in noninterest income. Rental income also includes variable lease income which is recognized as earned. The accrual of rental income on operating leases is suspended when the collection of substantially all rental payments is no longer probable and rental income for such leases is recognized when cash payments are received. In the period we conclude that collection of rental payments is no longer probable, accrued but uncollected rental revenue is reversed against rental income.

Lending-related fees – These include, but are not limited to, fees on lines and letters of credit, capital market-related fees and commercial loan service fees. The performance obligation is fulfilled and revenue is recognized at the point in time the requested service is provided to the customer.

Deposit fees and service charges – These deposit account-related fees and service charges include monthly account maintenance and transaction-based service fees, such as overdraft fees, stop payment fees and charges for issuing cashier's checks and money orders. Other fees include, but are not limited to, internet banking fees, wire transfer fees, and safe deposit fees. For account maintenance services, revenue is recognized at the end of the statement period when BancShares' performance obligation has been satisfied. Other revenues from transaction-based services are recognized at a point in time when the performance obligation has been completed.

Client investment fees – These are earned from discretionary investment management and related transaction-based services. For discretionary investment management services, revenue is recognized monthly based on the clients' assets under management. Transaction-based fees are earned when transactions are executed. Amounts paid to third-party providers are not reflected in the transaction price because FCB is an agent for such services.

Wealth management services – These primarily represent sales commissions on various product offerings, transaction fees and trust and asset management fees. The performance obligation for wealth management services is the provision of services to place annuity products issued by the counterparty to investors and the provision of services to manage the client's assets, including brokerage custodial and other management services. Revenue from wealth management services is recognized over the period in which services are performed, and is based on a percentage of the value of the assets under management/ administration.

International fees – These primarily include foreign exchange fees. Foreign exchange fees represent the difference between foreign currency's purchase and sale price in spot contracts. These fees are recognized when contracts are executed with our clients. Fees related to other foreign exchange contracts are recognized outside the scope of ASC 606, *Revenue from Contracts with Customers*, because they are considered derivatives.

Factoring commissions – These are earned in the Commercial Bank segment and generally correlate with factoring volumes, principally in the retail sectors. Factoring commissions are charged as a percentage of the invoice amount of the receivables assigned to BancShares. The volume of factoring activity and the commission rates charged impact factoring commission income earned. Factoring commissions are deferred and recognized as income over time based on the underlying terms of the assigned receivables. Refer to Commercial Loans and Leases section for additional commentary on factoring.

Cardholder and Merchant Services – These represent interchange fees from customer debit and credit card transactions earned when a cardholder engages in a transaction with a merchant as well as fees charged to merchants for providing them the ability to accept and process the debit and credit card transaction. Revenue is recognized when the performance obligation has been satisfied, which is upon completion of the card transaction. As BancShares is acting as an agent for the customer and transaction processor, costs associated with cardholder and merchant services transactions are netted against the fee income.

Insurance commissions – These include revenue from insurance on equipment leased to customers, which is recognized over the policy period. We also earn commissions on the issuance of insurance products and services. The commission performance obligation is generally satisfied upon the issuance of the insurance policy and revenue is recognized when the commission payment is remitted by the insurance carrier or policy holder depending on whether the billing is performed by BancShares or the carrier.

Realized gain or loss on sale of investment securities, net – This reflects the net gain or loss realized from sales based on the difference between sales price and amortized cost.

Fair value adjustments on marketable equity securities, net – This reflects changes in market prices of underlying portfolio investments.

Gain on sale of leasing equipment, net – These are recognized upon completion of sale (sale closing) and transfer of title. The gain is determined based on sales price less book carrying value (net of accumulated depreciation).

Gain on acquisition – This represents the excess of the fair value of net assets acquired over the purchase price in business combination.

Other noninterest income – This consists of several forms of recurring revenue, such as FHLB dividends and BOLI income. For the remaining transactions, revenue is recognized when, or as, the performance obligation is satisfied. Other items include derivative gains and losses, gain on sales of other assets including OREO, fixed assets and loans, and non-marketable securities, and income from investment tax credit benefits.

Segment Reporting
Our chief operating decision maker ("CODM") is the Chief Executive Officer. We qualitatively and quantitatively assessed the segment expense items that are regularly provided to the CODM and identified significant segment expenses.

Net income is the primary measure of segment profit or loss and is determined in accordance with the measurement principles most consistent with GAAP, which is required for BancShares' Consolidated Statements of Income. The CODM periodically reviews comparisons to forecasts and recent prior periods for segment net income to evaluate segment financial performance and determine where to deploy capital, liquidity, and human resources and develop strategies for loan and deposit volumes, fee-based products and services, and expense management.

Refer to Note 21—Segment Information for the segment reporting tables, which include significant segment expenses and the measure of segment profit or loss the CODM uses to assess the financial performance and decide how to allocate resources to each segment, as well as a qualitative description of the components of all other noninterest expense.

Newly Adopted Accounting Standards
As of January 1, 2025, BancShares adopted the following Accounting Standards Update ("ASU") issued by FASB:

ASU 2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures, Issued December 2023
This ASU enhances income tax disclosure requirements primarily by requiring annual disclosure of specific categories in the rate reconciliation table and disaggregation of income taxes paid by jurisdiction. BancShares applied the required disclosures retrospectively. Aside from complying with the new disclosure requirements, this ASU did not have a material impact on our financial statements. Refer to Note 19—Income Taxes for required disclosures.

As of January 1, 2026, BancShares adopted the following ASU issued by FASB:

ASU 2025-08—Financial Instruments — Credit Losses (Topic 326): Purchased Loans, Issued November 2025
Under this ASU, purchased seasoned loans ("PSLs" as described below) must be recognized at the purchase price, plus the ALLL at the acquisition date (the "Gross-Up Approach"). Since the ALLL at the acquisition date is established through the Gross-Up Approach, there is no corresponding increase to the provision for loan and lease losses ("Day 2 Provision for Loan and Lease Losses").

Prior to this ASU, the Gross-Up Approach was only permitted for PCD loans, while the initial ALLL for Non-PCD loans was established through the Day 2 Provision for Loan and Lease Losses. Under this ASU, the Gross-Up Approach applies to PCD loans and the following Non-PCD loans which qualify as PSLs: (i) non-credit card loans acquired in a business combination and (ii) non-credit card loans purchased more than 90 days after origination in a non-business combination transaction, provided the acquirer was not involved in the original lending. This ASU specifically excludes credit card loans from the definition of PSLs.

This ASU is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted as of the beginning of an interim or annual reporting period. This ASU must be applied prospectively. We early adopted this ASU on January 1, 2026 (the "Adoption Date"). We are currently evaluating the impact of this ASU on our consolidated financial statements and disclosures. For business combinations or loan acquisitions that close after the Adoption Date, this ASU could reduce the Day 2 Provision for Loan and Lease Losses, and the subsequent credit-related loan purchase accounting accretion or amortization that was prevalent for Non-PCD loans acquired prior the Adoption Date.

Business Combinations

BancShares accounts for business combinations using the acquisition method of accounting. Under this method, acquired assets and assumed liabilities are included with the acquirer's accounts at their estimated fair value as of the date of acquisition, with any excess of purchase price over the fair values of the net assets acquired and any finite-lived intangible assets established in connection with the business combination recognized as goodwill. To the extent the fair value of identifiable net assets acquired exceeds the purchase price, a gain on acquisition is recognized. Acquisition-related costs are recognized as period expenses as incurred.

NOTE 2 — BUSINESS COMBINATIONS

Pending Branch Acquisition

On October 16, 2025, FCB announced that it had entered into an agreement to consummate the acquisition of 138 branches from BMO Bank N.A. located throughout the Midwest, Great Plains and West regions of the U.S. (the "BMO Branch Acquisition"). In connection with the BMO Branch Acquisition, FCB expects to assume approximately $5.7 billion in deposit liabilities and acquire approximately $1.1 billion in loans. We expect the transaction to close in the second half of 2026, subject to customary closing terms and conditions and regulatory approvals.

Completed Acquisition

On March 27, 2023 (the "SVBB Acquisition Date"), FCB acquired substantially all loans and certain other assets and assumed all customer deposits and certain other liabilities of Silicon Valley Bridge Bank, N.A. ("SVBB") from the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the terms of a purchase and assumption agreement (the "SVBB Purchase Agreement") by and among FCB, the FDIC, and the FDIC, as receiver of SVBB (the "SVBB Acquisition").

BancShares determined that the SVBB Acquisition constituted a business combination as defined by ASC Topic 805, *Business Combinations*. Accordingly, the assets acquired and liabilities assumed were presented at their estimated fair values based on valuations as of March 27, 2023. The gain on acquisition of $9.81 billion, net of income taxes of $3.36 billion, was recorded in noninterest income during the year ended December 31, 2023, and represented the excess of the fair value of net assets acquired over the purchase price.

In connection with the SVBB Purchase Agreement, FCB entered into a commercial shared loss agreement with the FDIC (the "Shared-Loss Agreement"). The Shared-Loss Agreement covered an estimated $60 billion of commercial loans (collectively, the "Covered Assets") at the time of acquisition. On April 7, 2025, FCB and the FDIC entered into an agreement (the "Shared-Loss Termination Agreement") to terminate the Shared-Loss Agreement. The Shared-Loss Agreement stipulated the FDIC would have to reimburse FCB for 0% of losses of up to $5 billion with respect to Covered Assets and 50% of losses in excess of $5 billion with respect to Covered Assets ("FDIC Loss Sharing") and FCB would have to reimburse the FDIC for 50% of recoveries related to such Covered Assets ("FCB reimbursement"). As a result of entering into the Shared-Loss Termination Agreement, all rights and obligations of the parties under the Shared-Loss Agreement terminated as of the date of the Shared-Loss Termination Agreement, including FCB's reporting covenants and obligations related to FDIC Loss Sharing and FCB reimbursement. There was no impact to our consolidated balance sheets or statements of income resulting from the Shared-Loss Termination Agreement because there was no loss indemnification asset or true-up liability associated with the Shared-Loss Agreement, primarily based on evaluation of historical loss experience and the credit quality of the Covered Assets.

In connection with the SVBB Acquisition, FCB issued a five-year $36.07 billion note payable to the FDIC, maturing March 27, 2028, which was amended and restated on November 20, 2023 (the "Purchase Money Note"). FCB and the FDIC, as lender and as collateral agent, also entered into an Advance Facility Agreement, dated as of the SVBB Acquisition Date, and effective as of November 20, 2023 (the "Advance Facility Agreement"), which provided total advances available through March 27, 2025 of up to $70 billion solely to provide liquidity to offset deposit withdrawal or runoff of former SVBB deposit accounts and to fund the unfunded commercial lending commitments acquired in the SVBB Acquisition. There were no amounts outstanding on the facility at the end of the draw period on March 27, 2025.

NOTE 3 — INVESTMENT SECURITIES

The following tables include the amortized cost and fair value of investment securities:

Amortized Cost and Fair Value - Investment Securities

dollars in millions

| | December 31, 2025 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 10,624	$ 50	$ (1)	$ 10,673
Government agency	44	—	(1)	43
Residential mortgage-backed securities	17,683	263	(323)	17,623
Commercial mortgage-backed securities	3,444	28	(173)	3,299
Corporate bonds	145	—	(5)	140
Municipal bonds	12	—	—	12
Total investment securities available for sale	$ 31,952	$ 341	$ (503)	$ 31,790
Investment in marketable equity securities	$ 83	$ 44	$ —	$ 127
Investment securities held to maturity				
U.S. Treasury	$ 388	$ —	$ (15)	$ 373
Government agency	1,225	—	(55)	1,170
Residential mortgage-backed securities	4,450	32	(490)	3,992
Commercial mortgage-backed securities	3,337	—	(608)	2,729
Supranational securities	246	—	(20)	226
Other	1	—	—	1
Total investment securities held to maturity	$ 9,647	$ 32	$ (1,188)	$ 8,491
Total investment securities	$ 41,682	$ 417	$ (1,691)	$ 40,408

| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale				
U.S. Treasury	$ 13,897	$ 33	$ (27)	$ 13,903
Government agency	79	—	(2)	77
Residential mortgage-backed securities	16,161	41	(582)	15,620
Commercial mortgage-backed securities	3,869	7	(210)	3,666
Corporate bonds	489	—	(22)	467
Municipal bonds	17	—	—	17
Total investment securities available for sale	$ 34,512	$ 81	$ (843)	$ 33,750
Investment in marketable equity securities	$ 79	$ 27	$ (5)	$ 101
Investment securities held to maturity				
U.S. Treasury	$ 483	$ —	$ (31)	$ 452
Government agency	1,489	—	(115)	1,374
Residential mortgage-backed securities	4,558	2	(682)	3,878
Commercial mortgage-backed securities	3,407	—	(678)	2,729
Supranational securities	300	—	(33)	267
Other	2	—	—	2
Total investment securities held to maturity	$ 10,239	$ 2	$ (1,539)	$ 8,702
Total investment securities	$ 44,830	$ 110	$ (2,387)	$ 42,553

U.S. Treasury investments include Treasury bills and Notes issued by the U.S. Treasury. Investments in government agency securities represent securities issued by the Small Business Administration ("SBA"), Federal Home Loan Bank ("FHLB") and other U.S. agencies. Investments in residential and commercial mortgage-backed securities represent securities issued by the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"). Investments in corporate bonds represent positions in debt securities of other financial institutions. Municipal bonds are revenue bonds. Investments in marketable equity securities represent positions in common stock of publicly traded financial institutions. Investments in supranational securities represent securities issued by the Supranational Entities & Multilateral Development Banks. Other held to maturity investments include certificates of deposit with other financial institutions.

BancShares initially held approximately 354,000 shares of Visa, Inc. ("Visa") Class B common stock ("Visa Class B common stock"). Effective January 24, 2024, all outstanding shares of Visa Class B common stock were redenominated as Visa Class B-1 common stock ("Visa Class B-1 common stock") pursuant to Visa's eighth amended and restated certificate of incorporation. BancShares currently holds approximately 354,000 shares of Visa Class B-1 common stock. Until the resolution of certain litigation, at which time the Visa Class B-1 common stock will convert to publicly traded Visa Class A common stock, or the potential exchange of Visa Class B-1 common stock for other marketable classes of Visa common stock, these shares are only transferable to other stockholders of Visa Class B-1 common stock or certain new denominations of Visa's former Class B common stock. As a result, there is limited transfer activity in private transactions between buyers and sellers. Given this limited trading activity and the continuing uncertainty regarding the likelihood, ultimate timing and eventual exchange of Visa Class B-1 common stock for shares of Visa Class A common stock or other marketable classes of Visa common stock, these shares are not considered to have a readily determinable fair value and have no carrying value. BancShares continues to monitor the trading activity in Visa Class B-1 common stock, the status of the resolution of certain litigation matters at Visa, and other potential exchange alternatives that would trigger the conversion of the Visa Class B-1 common stock into Visa Class A common stock or other marketable classes of Visa common stock.

Accrued interest receivable for available for sale and held to maturity debt securities was excluded from the estimate for credit losses. At December 31, 2025, accrued interest receivable for available for sale and held to maturity debt securities was $157 million and $20 million, respectively. At December 31, 2024, accrued interest receivable for available for sale and held to maturity debt securities was $177 million and $20 million, respectively. During the year ended December 31, 2025 and 2024, there was no accrued interest that was deemed uncollectible and written off against interest income.

A security is considered past due once it is 30 days contractually past due under the terms of the agreement. There were no securities past due as of December 31, 2025 or 2024.

The following table provides the amortized cost and fair value by contractual maturity. Expected maturities will differ from contractual maturities on certain securities because borrowers and issuers may have the right to call or prepay obligations with or without prepayment penalties. Residential and commercial mortgage-backed and government agency securities are stated separately as they are not due at a single maturity date.

Maturities - Debt Securities

dollars in millions	December 31, 2025		December 31, 2024	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment securities available for sale				
Non-amortizing securities maturing in:				
One year or less	$ 4,893	$ 4,914	$ 5,090	$ 5,086
After one through five years	5,853	5,879	8,945	8,949
After five through 10 years	23	20	346	330
After 10 years	12	12	22	22
Government agency	44	43	79	77
Residential mortgage-backed securities	17,683	17,623	16,161	15,620
Commercial mortgage-backed securities	3,444	3,299	3,869	3,666
Total investment securities available for sale	$ 31,952	$ 31,790	$ 34,512	$ 33,750
Investment securities held to maturity				
Non-amortizing securities maturing in:				
One year or less	$ 307	$ 303	$ 429	$ 419
After one through five years	1,434	1,360	1,299	1,208
After five through 10 years	119	107	546	468
Residential mortgage-backed securities	4,450	3,992	4,558	3,878
Commercial mortgage-backed securities	3,337	2,729	3,407	2,729
Total investment securities held to maturity	$ 9,647	$ 8,491	$ 10,239	$ 8,702

The following table presents interest and dividend income on investment securities:

Interest and Dividends on Investment Securities

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
Interest income - taxable investment securities [1]	$ 1,687	$ 1,344	$ 642
Interest income - nontaxable investment securities	1	1	4
Dividend income - marketable equity securities	2	2	2
Interest on investment securities	$ 1,690	$ 1,347	$ 648

[1] *Amount includes interest income on securities purchased under agreements to resell.*

The following table presents the gross realized gain and loss on sales of investment securities available for sale, and the net realized gain on sale of marketable equity securities:

Realized Gain (Loss) on Sale of Investment Securities, Net

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
Gross realized gain on sale of investment securities available for sale	$ 5	$ 1	$ —
Gross realized loss on sale of investment securities available for sale	(3)	(1)	(26)
Net realized gain (loss) on sale of investment securities available for sale	2	—	(26)
Net realized gain on sale of marketable equity securities	1	6	—
Realized gain (loss) on sale of investment securities, net	$ 3	$ 6	$ (26)

The following table provides information regarding investment securities available for sale with unrealized losses:

Gross Unrealized Losses on Debt Securities Available For Sale

dollars in millions	December 31, 2025					
	Less than 12 months		12 months or more		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Investment securities available for sale						
U.S. Treasury	$ 859	$ (1)	$ —	$ —	$ 859	$ (1)
Government agency	—	—	43	(1)	43	(1)
Residential mortgage-backed securities	815	(2)	3,292	(321)	4,107	(323)
Commercial mortgage-backed securities	48	—	1,129	(173)	1,177	(173)
Corporate bonds	—	—	123	(5)	123	(5)
Total	$ 1,722	$ (3)	$ 4,587	$ (500)	$ 6,309	$ (503)

	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Investment securities available for sale						
U.S. Treasury	$ 3,791	$ (12)	$ 981	$ (15)	$ 4,772	$ (27)
Government agency	—	—	77	(2)	77	(2)
Residential mortgage-backed securities	7,470	(61)	3,575	(521)	11,045	(582)
Commercial mortgage-backed securities	1,183	(8)	1,342	(202)	2,525	(210)
Corporate bonds	16	—	438	(22)	454	(22)
Total	$ 12,460	$ (81)	$ 6,413	$ (762)	$ 18,873	$ (843)

As of December 31, 2025, there were 307 investment securities available for sale with continuous unrealized losses for more than 12 months, of which 288 were government sponsored enterprise-issued mortgage-backed securities including GNMA, FHLMC and FNMA, or government agency securities, and the remaining 19 were corporate bonds. BancShares has the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses. Given the consistently strong credit rating of the U.S. Treasury, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, as of December 31, 2025, no allowance for credit loss was required. For corporate bonds, we analyzed the changes in interest rates relative to when the investment securities were purchased or acquired, and considered other factors including changes in credit ratings, delinquencies, and other macroeconomic factors. As a result of this analysis, we determined that no allowance for credit loss was required for investment securities available for sale as of December 31, 2025.

BancShares' portfolio of held to maturity debt securities consists of mortgage-backed securities issued by government agencies and government sponsored entities including GNMA, FHLMC and FNMA, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, and securities issued by the Supranational Entities & Multilateral Development Banks. Given the consistently strong credit rating of the U.S. Treasury and the Supranational Entities & Multilateral Development Banks, and the long history of no credit losses on debt securities issued by government agencies and government sponsored entities, no allowance for credit loss was required for debt securities held to maturity as of December 31, 2025.

There were no debt securities on nonaccrual status as of December 31, 2025 or December 31, 2024.

Investment securities having an aggregate carrying value of $3.89 billion at December 31, 2025, and $3.94 billion at December 31, 2024, were pledged as collateral to secure public funds on deposit, the Purchase Money Note, certain short-term borrowings, and for other purposes as required by law.

Certain investments held by BancShares are reported in other assets, including FHLB stock and nonmarketable securities without readily determinable fair values that are recorded at cost, investments in qualified affordable housing projects are accounted for under PAM, and renewable energy tax credit investments that utilize the HLBVM. Refer to Note 1—Significant Accounting Policies and Basis of Presentation for descriptions of the accounting methodologies.

NOTE 4 — ASSETS HELD FOR SALE

The composition of AHFS is summarized in the following table.

dollars in millions	December 31, 2025		December 31, 2024	
Loans and leases:				
Commercial [1]	$	18	$	27
Consumer		781		55
Loans and leases		799		82
Operating lease equipment		5		3
Total assets held for sale	$	804	$	85

[1] There were nonaccrual loans held for sale of $10 million at December 31, 2025 and $0 at December 31, 2024.

Consumer loans held for sale at December 31, 2024 were largely comprised of residential mortgage loans that FCB originated with the intent to sell. In December 2025, FCB management committed to a plan to sell approximately $694 million of residential mortgage loans, which were then transferred from held for investment to held for sale. We did not establish a valuation allowance for the loans transferred to held for sale as the estimated fair value exceeded amortized cost.

Accounting for AHFS is discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

NOTE 5 — LOANS AND LEASES

Loans held for sale are excluded from loans and leases on the Consolidated Balance Sheets and are included in Note 4—Assets Held For Sale. Finance leases for which we are the lessor are included in the commercial and industrial loan class in the following tables. Disclosures for leases are in Note 7—Leases.

The following table summarizes loans by class:

Loans by Class

dollars in millions		December 31, 2025		December 31, 2024
Commercial				
Commercial and industrial	$	44,721	$	43,559
Capital call lines		31,791		25,501
Owner occupied commercial mortgage		17,660		16,842
Investor dependent		2,778		3,193
Commercial real estate		23,784		23,282
Total commercial		120,734		112,377
Consumer				
Residential mortgage		21,861		22,768
Revolving mortgage		2,863		2,567
Auto		1,416		1,523
Other consumer		1,056		986
Total consumer		27,196		27,844
Total loans and leases	$	147,930	$	140,221

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for discussion of the Loan Class Changes.

At December 31, 2025 and 2024, accrued interest receivable on loans included in other assets was $635 million and $603 million, respectively, and was excluded from the estimate of the ALLL.

The discount on acquired loans is accreted to interest income over the contractual life of the loan using the effective interest method. Discount accretion income was $289 million for the year ended December 31, 2025, including $19 million for unfunded commitments. Discount accretion income was $505 million for the year ended December 31, 2024, including $81 million for unfunded commitments. Discount accretion income was $733 million for the year ended December 31, 2023, including $128 million for unfunded commitments.

The following table presents selected components of the amortized cost of loans, including the unamortized discount on acquired loans.

Components of Amortized Cost

dollars in millions		December 31, 2025		December 31, 2024
Deferred fees, including unamortized costs and unearned fees on non-PCD loans	$	(103)	$	(91)
Net unamortized discount on acquired loans				
Non-PCD	$	1,281	$	1,504
PCD		45		94
Total net unamortized discount	$	1,326	$	1,598

The aging and nonaccrual status of the outstanding loans and leases by class at December 31, 2025 and 2024 are provided in the tables below. Loans and leases less than 30 days past due are considered current, as various grace periods allow borrowers to make payments within a stated period after the due date and remain in compliance with the respective agreement.

Loans and Leases - Delinquency and Nonaccrual Status [1]

dollars in millions

	December 31, 2025							
	Accruing Loans							
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Accruing	Nonaccrual Loans [2]	Total
Commercial								
Commercial and industrial	$ 232	$ 56	$ 63	$ 351	$ 43,914	$ 44,265	$ 456	$ 44,721
Capital call lines	—	—	—	—	31,791	31,791	—	31,791
Owner occupied commercial mortgage	78	19	1	98	17,403	17,501	159	17,660
Investor dependent	11	1	—	12	2,717	2,729	49	2,778
Commercial real estate	221	31	171	423	22,943	23,366	418	23,784
Total commercial	542	107	235	884	118,768	119,652	1,082	120,734
Consumer								
Residential mortgage	168	42	7	217	21,465	21,682	179	21,861
Revolving mortgage	25	4	—	29	2,799	2,828	35	2,863
Auto	15	3	—	18	1,389	1,407	9	1,416
Other consumer	5	3	2	10	1,044	1,054	2	1,056
Total consumer	213	52	9	274	26,697	26,971	225	27,196
Total loans and leases	$ 755	$ 159	$ 244	$ 1,158	$ 145,465	$ 146,623	$ 1,307	$ 147,930

	December 31, 2024							
	Accruing Loans							
	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Accruing	Nonaccrual Loans [2]	Total
Commercial								
Commercial and industrial	$ 203	$ 50	$ 17	$ 270	$ 42,869	$ 43,139	$ 420	$ 43,559
Capital call lines	—	—	—	—	25,501	25,501	—	25,501
Owner occupied commercial mortgage	30	9	2	41	16,739	16,780	62	16,842
Investor dependent	11	1	—	12	3,094	3,106	87	3,193
Commercial real estate	65	30	79	174	22,669	22,843	439	23,282
Total commercial	309	90	98	497	110,872	111,369	1,008	112,377
Consumer								
Residential mortgage	172	25	7	204	22,421	22,625	143	22,768
Revolving mortgage	20	4	—	24	2,519	2,543	24	2,567
Auto	12	3	—	15	1,500	1,515	8	1,523
Other consumer	5	3	3	11	974	985	1	986
Total consumer	209	35	10	254	27,414	27,668	176	27,844
Total loans and leases	$ 518	$ 125	$ 108	$ 751	$ 138,286	$ 139,037	$ 1,184	$ 140,221

[1] Accrued interest that was deducted from interest income when the loan was moved to nonaccrual status was approximately $17 million for the year ended December 31, 2025, and approximately $14 million for the year ended December 31, 2024.

[2] Nonaccrual loans for which there was no related ALLL totaled $415 million at December 31, 2025 and $303 million at December 31, 2024. Refer to Note 1 —Significant Accounting Policies and Basis of Presentation for discussion of loans individually evaluated to determine the ALLL.

OREO and repossessed assets were $124 million as of December 31, 2025 and $64 million as of December 31, 2024.

Credit Quality Indicators

Loans and leases are monitored for credit quality on a recurring basis. Commercial loans and leases and consumer loans have different credit quality indicators as a result of the unique characteristics of the loan classes being evaluated. The credit quality indicators for commercial loans and leases are developed through a review of individual borrowers on an ongoing basis. Commercial loans are evaluated periodically with more frequent evaluations done on criticized loans. The indicators as of the date presented are based on the most recent assessment performed and are defined below:

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses which deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified as doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

Loss – Assets classified as loss are considered uncollectible and of such little value it is inappropriate to be carried as an asset. This classification is not necessarily equivalent to any potential for recovery or salvage value, but rather it is not appropriate to defer a full charge-off even though partial recovery may be affected in the future.

Ungraded – Ungraded loans represent loans not included in the individual credit grading process due to their relatively small balances or borrower type. The majority of ungraded loans at December 31, 2025 and 2024, relate to business credit cards. Business credit card loans are subject to automatic charge-off when they become 120 days past due in the same manner as unsecured consumer lines of credit.

The credit quality indicator for consumer loans is based on delinquency status of the borrower as of the end of the period. As the borrower becomes more delinquent, the likelihood of loss increases. An exemption is applied to government guaranteed loans as the principal repayments are insured by the Federal Housing Administration and U.S. Department of Veterans Affairs and thus remain on accrual status regardless of delinquency status.

The following tables summarize the commercial loans disaggregated by year of origination and by risk rating. The consumer loan delinquency status by year of origination is also presented below. The tables reflect the amortized cost of the loans and include PCD loans.

Commercial Loans - Risk Classifications by Class

December 31, 2025

Risk Classification:	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
dollars in millions	2025	2024	2023	2022	2021	2020 & Prior	Revolving		Total
Commercial and industrial									
Pass	$ 13,484	$ 7,906	$ 3,552	$ 2,963	$ 1,428	$ 1,539	$ 10,143	$ 76	$ 41,091
Special Mention	213	264	113	97	143	60	181	—	1,071
Substandard	451	296	215	475	347	65	416	5	2,270
Doubtful	18	24	27	35	10	—	32	—	146
Ungraded	—	—	—	—	—	—	143	—	143
Total commercial and industrial	14,166	8,490	3,907	3,570	1,928	1,664	10,915	81	44,721
Capital call lines									
Pass	—	—	—	—	—	—	31,758	33	31,791
Total capital call lines	—	—	—	—	—	—	31,758	33	31,791
Owner occupied commercial mortgage									
Pass	2,816	2,739	2,177	2,430	2,290	3,954	248	28	16,682
Special Mention	26	34	49	78	24	27	2	—	240
Substandard	41	55	128	179	88	222	8	3	724
Doubtful	—	4	10	—	—	—	—	—	14
Total owner occupied commercial mortgage	2,883	2,832	2,364	2,687	2,402	4,203	258	31	17,660
Investor dependent									
Pass	981	648	110	67	—	—	326	—	2,132
Special Mention	29	78	1	19	—	—	19	—	146
Substandard	104	164	117	14	4	—	50	—	453
Doubtful	13	11	16	5	—	—	2	—	47
Total Investor dependent	1,127	901	244	105	4	—	397	—	2,778
Commercial real estate									
Pass	5,005	4,720	4,512	2,791	1,614	2,631	732	—	22,005
Special Mention	202	19	139	25	2	31	—	—	418
Substandard	409	249	221	145	70	193	1	—	1,288
Doubtful	29	3	—	18	1	22	—	—	73
Total commercial real estate	5,645	4,991	4,872	2,979	1,687	2,877	733	—	23,784
Total commercial									
Pass	22,286	16,013	10,351	8,251	5,332	8,124	43,207	137	113,701
Special Mention	470	395	302	219	169	118	202	—	1,875
Substandard	1,005	764	681	813	509	480	475	8	4,735
Doubtful	60	42	53	58	11	22	34	—	280
Ungraded	—	—	—	—	—	—	143	—	143
Total commercial	$ 23,821	$ 17,214	$ 11,387	$ 9,341	$ 6,021	$ 8,744	$ 44,061	$ 145	$ 120,734

Consumer Loans - Delinquency Status by Class

Days Past Due:	December 31, 2025								
	Term Loans by Origination Year							Revolving Converted to Term Loans	
dollars in millions	2025	2024	2023	2022	2021	2020 & Prior	Revolving		Total
Residential mortgage									
Current	$ 1,601	$ 1,609	$ 2,512	$ 4,783	$ 4,715	$ 6,295	$ 2	$ —	$ 21,517
30-59 days	3	4	12	32	32	94	2	—	179
60-89 days	—	1	3	9	3	38	—	—	54
90 days or greater	1	5	6	10	7	82	—	—	111
Total residential mortgage	1,605	1,619	2,533	4,834	4,757	6,509	4	—	21,861
Revolving mortgage									
Current	—	—	—	—	—	—	2,686	125	2,811
30-59 days	—	—	—	—	—	—	20	9	29
60-89 days	—	—	—	—	—	—	—	6	6
90 days or greater	—	—	—	—	—	—	3	14	17
Total revolving mortgage	—	—	—	—	—	—	2,709	154	2,863
Auto									
Current	504	405	217	157	77	33	—	—	1,393
30-59 days	3	4	3	3	2	1	—	—	16
60-89 days	—	1	1	1	1	—	—	—	4
90 days or greater	—	1	1	1	—	—	—	—	3
Total consumer auto	507	411	222	162	80	34	—	—	1,416
Other consumer									
Current	176	100	65	53	15	6	630	—	1,045
30-59 days	1	1	—	—	—	—	4	—	6
60-89 days	—	—	—	—	—	—	2	—	2
90 days or greater	1	—	—	—	—	—	2	—	3
Total consumer other	178	101	65	53	15	6	638	—	1,056
Total consumer	$ 2,290	$ 2,131	$ 2,820	$ 5,049	$ 4,852	$ 6,549	$ 3,351	$ 154	$ 27,196

The following tables represent current credit quality indicators by origination year as of December 31, 2024:

Commercial Loans - Risk Classifications by Class

	December 31, 2024								
Risk Classification:	**Term Loans by Origination Year**							**Revolving Converted to Term Loans**	
dollars in millions	**2024**	**2023**	**2022**	**2021**	**2020**	**2019 & Prior**	**Revolving**		**Total**
Commercial and industrial									
Pass	$ 13,235	$ 6,531	$ 4,814	$ 2,329	$ 1,242	$ 1,394	$ 9,898	$ 69	$ 39,512
Special Mention	157	253	281	302	33	68	203	—	1,297
Substandard	177	371	621	353	205	231	461	4	2,423
Doubtful	6	26	44	17	2	1	97	—	193
Ungraded	—	—	—	—	—	—	134	—	134
Total Commercial and industrial	13,575	7,181	5,760	3,001	1,482	1,694	10,793	73	43,559
Capital call lines									
Pass	—	—	—	—	—	—	25,467	34	25,501
Total capital call lines	—	—	—	—	—	—	25,467	34	25,501
Owner occupied commercial mortgage									
Pass	2,721	2,445	2,747	2,581	2,199	2,988	223	29	15,933
Special Mention	22	46	70	58	32	61	9	—	298
Substandard	30	34	136	82	73	245	10	1	611
Total owner occupied commercial mortgage	2,773	2,525	2,953	2,721	2,304	3,294	242	30	16,842
Investor dependent									
Pass	1,135	640	352	37	—	—	315	3	2,482
Special Mention	17	28	6	—	—	—	26	—	77
Substandard	122	173	164	31	1	—	61	—	552
Doubtful	26	19	28	5	—	—	4	—	82
Total investor dependent	1,300	860	550	73	1	—	406	3	3,193
Commercial real estate									
Pass	4,336	5,528	4,337	2,569	1,842	2,258	526	3	21,399
Special Mention	—	147	331	49	11	111	—	—	649
Substandard	13	27	241	58	143	741	—	—	1,223
Doubtful	—	2	—	1	2	6	—	—	11
Total commercial real estate	4,349	5,704	4,909	2,677	1,998	3,116	526	3	23,282
Total commercial									
Pass	21,427	15,144	12,250	7,516	5,283	6,640	36,429	138	104,827
Special Mention	196	474	688	409	76	240	238	—	2,321
Substandard	342	605	1,162	524	422	1,217	532	5	4,809
Doubtful	32	47	72	23	4	7	101	—	286
Ungraded	—	—	—	—	—	—	134	—	134
Total commercial	$ 21,997	$ 16,270	$ 14,172	$ 8,472	$ 5,785	$ 8,104	$ 37,434	$ 143	$ 112,377

Consumer Loans - Delinquency Status by Class

December 31, 2024

Days Past Due: *dollars in millions*	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
	2024	**2023**	**2022**	**2021**	**2020**	**2019 & Prior**	**Revolving**		**Total**
Residential mortgage									
Current	$ 2,024	$ 2,824	$ 5,202	$ 5,135	$ 2,910	$ 4,353	$ 4	$ —	$ 22,452
30-59 days	2	13	18	23	31	95	—	—	182
60-89 days	1	2	4	2	1	28	—	—	38
90 days or greater	—	2	6	6	9	73	—	—	96
Total residential mortgage	2,027	2,841	5,230	5,166	2,951	4,549	4	—	22,768
Revolving mortgage									
Current	—	—	—	—	—	—	2,420	108	2,528
30-59 days	—	—	—	—	—	—	16	6	22
60-89 days	—	—	—	—	—	—	1	5	6
90 days or greater	—	—	—	—	—	—	3	8	11
Total revolving mortgage	—	—	—	—	—	—	2,440	127	2,567
Auto									
Current	617	358	277	155	68	27	—	—	1,502
30-59 days	3	3	3	2	1	1	—	—	13
60-89 days	1	1	1	1	—	—	—	—	4
90 days or greater	1	1	1	1	—	—	—	—	4
Total consumer auto	622	363	282	159	69	28	—	—	1,523
Other consumer									
Current	147	144	99	30	6	18	531	—	975
30-59 days	1	—	—	—	—	1	3	—	5
60-89 days	—	—	1	—	—	—	2	—	3
90 days or greater	—	—	—	—	—	1	2	—	3
Total consumer other	148	144	100	30	6	20	538	—	986
Total consumer	$ 2,797	$ 3,348	$ 5,612	$ 5,355	$ 3,026	$ 4,597	$ 2,982	$ 127	$ 27,844

Gross Charge-offs

Gross charge-off disclosures by origination year and loan class are summarized in the following tables:

Year Ended December 31, 2025

dollars in millions	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
	2025	2024	2023	2022	2021	2020 & Prior			
Commercial									
Commercial and industrial	$ 33	$ 36	$ 66	$ 57	$ 12	$ 7	$ 240	$ 2	$ 453
Capital call lines	—	—	—	—	—	—	—	—	—
Owner occupied commercial mortgage	—	3	—	—	3	1	—	—	7
Investor dependent	4	31	31	37	7	6	9	—	125
Commercial real estate	26	41	3	21	—	32	—	—	123
Total commercial	63	111	100	115	22	46	249	2	708
Consumer									
Residential mortgage	—	—	—	—	—	7	—	—	7
Revolving mortgage	—	—	—	—	—	—	—	—	—
Auto	—	2	2	1	—	—	—	—	5
Other consumer	—	2	1	1	—	—	17	—	21
Total consumer	—	4	3	2	—	7	17	—	33
Total loans and leases	$ 63	$ 115	$ 103	$ 117	$ 22	$ 53	$ 266	$ 2	$ 741

Year Ended December 31, 2024

dollars in millions	Term Loans by Origination Year						Revolving	Revolving Converted to Term Loans	Total
	2024	2023	2022	2021	2020	2019 & Prior			
Commercial									
Commercial and industrial	$ 19	$ 54	$ 88	$ 26	$ 8	$ 23	$ 75	$ 1	$ 294
Capital call lines	—	—	—	—	—	—	—	—	—
Owner occupied commercial mortgage	—	—	—	—	—	12	—	—	12
Investor dependent	—	55	103	28	3	6	9	—	204
Commercial real estate	—	—	—	—	36	81	—	—	117
Total commercial	19	109	191	54	47	122	84	1	627
Consumer									
Residential mortgage	—	—	—	—	—	1	—	—	1
Revolving mortgage	—	—	—	—	—	—	—	1	1
Auto	1	2	2	1	—	—	—	—	6
Other consumer	—	2	1	1	—	1	17	—	22
Total consumer	1	4	3	2	—	2	17	1	30
Total loans and leases	$ 20	$ 113	$ 194	$ 56	$ 47	$ 124	$ 101	$ 2	$ 657

Loan Modifications for Borrowers Experiencing Financial Difficulties

As part of BancShares' ongoing credit risk management practices, BancShares attempts to work with borrowers when necessary to extend or modify loan terms to better align with the borrowers' current ability to repay. BancShares' modifications granted to debtors experiencing financial difficulties typically take the form of term extensions, payment delays, interest rate reductions, principal forgiveness, or a combination thereof. Modifications are made in accordance with internal policies and guidelines to conform to regulatory guidance.

The following tables present the amortized cost of loan modifications made to debtors experiencing financial difficulty, disaggregated by class and type of loan modification. The tables also provide financial effects by type of such loan modifications for the respective loan class. Loan modifications for principal forgiveness round to less than $1 million for all loan classes in all periods presented and are not presented in the following tables.

Amortized Cost of Loans Modified during the year ended December 31, 2025

dollars in millions

	Term Extension [1]	Payment Delay	Interest Rate Reduction	Term Extension [1] and Interest Rate Reduction	Term Extension [1] and Payment Delay	Other Combinations [2]	Total	Percent of Total Loan Class
Commercial								
Commercial and industrial	$ 434	$ 85	$ —	$ 19	$ 27	$ 32	$ 597	1.34 %
Owner occupied commercial mortgage	15	7	—	18	26	—	66	0.38
Investor dependent	13	53	—	—	11	—	77	2.77
Commercial real estate	169	9	16	109	40	—	343	1.44
Total commercial	631	154	16	146	104	32	1,083	0.90
Consumer								
Residential mortgage	15	—	1	3	25	2	46	0.21
Revolving mortgage	5	—	—	1	—	—	6	0.22
Auto	—	—	—	—	—	—	—	0.03
Other consumer	—	—	—	—	—	—	—	0.03
Total consumer	20	—	1	4	25	2	52	0.19
Total loans and leases	$ 651	$ 154	$ 17	$ 150	$ 129	$ 34	$ 1,135	0.77 %

[1] Term extensions include modifications which extended the maturity date or amortization period, and modifications that deferred lump-sum principal payments to a later date.
[2] Consists of $26 million of commercial and industrial loans and $2 million of residential mortgage loans modified with a payment delay, and interest rate reduction, as well as $6 million of commercial and industrial loans modified with a term extension, payment delay, and interest rate reduction.

Amortized Cost of Loans Modified during the year ended December 31, 2024

dollars in millions

	Term Extension [1]	Payment Delay	Interest Rate Reduction	Term Extension [1] and Interest Rate Reduction	Term Extension [1] and Payment Delay	Other Combinations [2]	Total	Percent of Total Loan Class
Commercial								
Commercial and industrial	$ 143	$ 97	$ 30	$ 14	$ 2	$ —	$ 286	0.70 %
Owner occupied commercial mortgage	37	10	4	1	2	—	54	0.32
Investor dependent	7	64	—	—	27	1	99	3.07
Commercial real estate	195	8	—	9	26	—	238	1.04
Total commercial	382	179	34	24	57	1	677	0.60
Consumer								
Residential mortgage	10	—	2	2	—	—	14	0.06
Revolving mortgage	9	—	—	1	—	—	10	0.38
Auto	—	—	—	—	—	—	—	0.01
Other consumer	—	—	—	—	—	—	—	0.03
Total consumer	19	—	2	3	—	—	24	0.09
Total loans and leases	$ 401	$ 179	$ 36	$ 27	$ 57	$ 1	$ 701	0.50 %

[1] Term extensions include modifications which extended the maturity date or amortization period, and modifications that deferred lump-sum principal payments to a later date.
[2] Consists of $1 million of investor dependent loans modified with a term extension, interest rate reduction, and payment delay.

Amortized Cost of Loans Modified during the year ended December 31, 2023

dollars in millions

	Term Extension [1]	Payment Delay	Interest Rate Reduction	Term Extension [1] and Interest Rate Reduction	Term Extension [1] and Payment Delay	Other Combinations [2]	Total	Percent of Total Loan Class
Commercial								
Commercial and industrial	$ 178	$ 2	$ —	$ 5	$ 7	$ —	$ 192	0.45 %
Owner occupied commercial mortgage	16	—	2	—	—	—	18	0.11
Investor dependent	11	45	—	—	—	6	62	1.44
Commercial real estate	262	8	—	40	—	—	310	1.54
Total commercial	467	55	2	45	7	6	582	0.55
Consumer								
Residential mortgage	8	—	—	3	—	3	14	0.06
Revolving mortgage	2	—	—	1	—	—	3	0.12
Auto	—	—	—	—	—	—	—	0.01
Other consumer	—	—	—	—	—	—	—	0.02
Total consumer	10	—	—	4	—	3	17	0.06
Total loans and leases	$ 477	$ 55	$ 2	$ 49	$ 7	$ 9	$ 599	0.45 %

[1] Term extensions include modifications which extended the maturity date or amortization period, and modifications that deferred lump-sum principal payments to a later date.

[2] Consists of $6 million of Investor dependent loans modified with a term extension, interest rate reduction, and payment delay as well as $3 million of Residential mortgages modified with a payment delay and interest rate reduction.

Financial Effects of Loan Modifications made during the year ended December 31, 2025

	Weighted Average Term Extension (in Months)	Weighted Average Interest Rate Reduction	Weighted Average Payment Delay (in Months)
Commercial			
Commercial and industrial	13	0.72 %	11
Owner occupied commercial mortgage	10	1.88	3
Investor dependent	10	—	7
Commercial real estate	16	0.56	10
Total commercial	14	0.72	9
Consumer			
Residential mortgage	16	2.75	6
Revolving mortgage	24	4.20	5
Auto	20	0.31	—
Other consumer	60	9.72	—
Total consumer	17	3.26	6
Total loans and leases	14	0.81 %	9

Financial Effects of Loan Modifications made during the year ended December 31, 2024

	Weighted Average Term Extension (in Months)	Weighted Average Interest Rate Reduction	Weighted Average Payment Delay (in Months)
Commercial			
Commercial and industrial	19	0.79 %	11
Owner occupied commercial mortgage	30	1.42	7
Investor dependent	11	2.75	8
Commercial real estate	20	0.78	39
Total commercial	20	0.86	13
Consumer			
Residential mortgage	71	1.89	11
Revolving mortgage	37	4.27	—
Auto	31	0.53	—
Other consumer	60	9.66	—
Total consumer	56	2.73	11
Total loans and leases	21	1.00 %	13

Financial Effects of Loan Modifications made during the year ended December 31, 2023

	Weighted Average Term Extension (in Months)	Weighted Average Interest Rate Reduction	Weighted Average Payment Delay (in Months)
Commercial			
Commercial and industrial	13	2.04 %	6
Owner occupied commercial mortgage	17	3.52	—
Investor dependent	9	1.00	5
Commercial real estate	12	3.00	7
Total commercial	12	2.71	6
Consumer			
Residential mortgage	79	4.13	6
Revolving mortgage	59	2.81	—
Auto	27	0.69	—
Other consumer	53	9.42	—
Total consumer	74	4.08	6
Total loans and leases	14	2.89 %	6

Note: The financial effects of loan modifications for certain loan classes reported in the tables above were not reported in the preceding tables as the total amortized cost of loans modified during the period for such loan classes rounded to less than $1 million.

Borrowers experiencing financial difficulties are typically identified in our credit risk management process and are consequently addressed in our methodology to estimate the ALLL, which incorporates delinquencies, PDs, and LGDs. Therefore, a change to the ALLL is generally not recorded upon modification. An assessment of whether a borrower is experiencing financial difficulty is reassessed or performed on the date of a modification. Upon BancShares' determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off.

At December 31, 2025, there were $166 million of loans modified in the year ended December 31, 2025, which defaulted subsequent to modification. At December 31, 2024 there were $62 million of loans modified in the year ended December 31, 2024, which defaulted subsequent to modification.

The following tables present the amortized cost and performance of loans to borrowers experiencing financial difficulties for which the terms of the loan were modified during the referenced periods. The period of delinquency is based on the number of days the scheduled payment is contractually past due.

Modified Loans Payment Status (year ended December 31, 2025)

dollars in millions

	Current		30–59 Days Past Due		60–89 Days Past Due		90 Days or Greater Past Due		Total
Commercial									
Commercial and industrial	$	551	$	15	$	1	$	30	$	597
Capital call lines		—		—		—		—		—
Owner occupied commercial mortgage		59		2		3		2		66
Investor dependent		60		17		—		—		77
Commercial real estate		246		17		—		80		343
Total commercial		916		51		4		112		1,083
Consumer									
Residential mortgage		30		3		6		7		46
Revolving mortgage		6		—		—		—		6
Auto		—		—		—		—		—
Other consumer		—		—		—		—		—
Total consumer		36		3		6		7		52
Total loans and leases	$	952	$	54	$	10	$	119	$	1,135

Modified Loans Payment Status (year ended December 31, 2024)

dollars in millions

	Current		30–59 Days Past Due		60–89 Days Past Due		90 Days or Greater Past Due		Total
Commercial									
Commercial and industrial	$	252	$	1	$	1	$	33	$	287
Capital call lines		—		—		—		—		—
Owner occupied commercial mortgage		51		2		—		—		53
Investor dependent		87		11		—		—		98
Commercial real estate		233		6		—		—		239
Total commercial		623		20		1		33		677
Consumer									
Residential mortgage		8		2		1		3		14
Revolving mortgage		9		—		—		1		10
Auto		—		—		—		—		—
Other consumer		—		—		—		—		—
Total consumer		17		2		1		4		24
Total loans and leases	$	640	$	22	$	2	$	37	$	701

Modified Loans Payment Status (year ended December 31, 2023)

dollars in millions

	Current		30–59 Days Past Due		60–89 Days Past Due		90 Days or Greater Past Due		Total
Commercial									
Commercial and industrial	$	147	$	3	$	1	$	41	$	192
Capital call lines		—		—		—		—		—
Owner occupied commercial mortgage		17		—		—		—		17
Investor dependent		58		1		—		4		63
Commercial real estate		309		—		—		1		310
Total commercial		531		4		1		46		582
Consumer									
Residential mortgage		12		—		1		1		14
Revolving mortgage		3		—		—		—		3
Auto		—		—		—		—		—
Other consumer		—		—		—		—		—
Total consumer		15		—		1		1		17
Total loans and leases	$	546	$	4	$	2	$	47	$	599

At December 31, 2025, there were $60 million of commitments to lend additional funds to debtors experiencing financial difficulty for which the terms of the loan were modified during the year ended December 31, 2025. At December 31, 2024, there were $55 million of commitments to lend additional funds to debtors experiencing financial difficulty for which the terms of the loan were modified during the year ended December 31, 2024.

Loans Pledged

The following table provides information regarding loans pledged as collateral for borrowing capacity through the FHLB of Atlanta, the FRB and FDIC.

Loans Pledged

dollars in millions	December 31, 2025		December 31, 2024	
FHLB of Atlanta				
Lendable collateral value of pledged non-PCD loans	$	19,225	$	17,873
Less: advances		—		—
Less: letters of credit		1,450		1,450
Available borrowing capacity	$	17,775	$	16,423
Pledged non-PCD loans	$	31,713	$	30,421
FRB				
Lendable collateral value of pledged non-PCD loans	$	12,962	$	5,475
Less: advances		—		—
Available borrowing capacity	$	12,962	$	5,475
Pledged non-PCD loans	$	13,640	$	6,309
FDIC				
Lendable collateral value of pledged loans	$	35,705	$	41,282
Less: advances		—		—
Less: principal amount of the Purchase Money Note		33,500		35,991
Available borrowing capacity [1]	$	—	$	5,291
Pledged loans [1]	$	34,465	$	41,040

[1] As discussed in Note 2—Business Combinations, the draw period for the Advance Facility Agreement ended on March 27, 2025 so there was no available borrowing capacity at December 31, 2025. Loans remain pledged as collateral for the Purchase Money Note.

As a member of the FHLB, FCB can access financing based on an evaluation of its creditworthiness, statement of financial position, size and eligibility of collateral. FCB may at any time grant a security interest in, sell, convey or otherwise dispose of any of the assets used for collateral, provided that FCB is in compliance with the collateral maintenance requirement immediately following such disposition. There were no outstanding advances from the FHLB at December 31, 2025 or 2024.

Under borrowing arrangements with the FRB, BancShares has access to the FRB Discount Window on a secured basis. There were no outstanding borrowings with the FRB Discount Window at December 31, 2025 or 2024.

In connection with the SVBB Acquisition, FCB and the FDIC entered into financing agreements, including the five-year Purchase Money Note, and the Advance Facility Agreement, which allowed for advances through March 27, 2025. There were no amounts outstanding at the end of the draw period of the facility on March 27, 2025. Subsequently in 2025, we increased our borrowing capacity under agreements with the FRB and FHLB through additional eligible collateral and portfolio growth.

Refer to Note 2—Business Combinations for further discussion of the Purchase Money Note and the Advance Facility agreement and Note 12—Borrowings for the outstanding carrying value of the Purchase Money Note.

NOTE 6 — ALLOWANCE FOR LOAN AND LEASE LOSSES

The ALLL is reported as a separate line item on the Consolidated Balance Sheets, while the reserve for off-balance sheet credit exposure of $260 million and $278 million, at December 31, 2025 and December 31, 2024, respectively, is included in other liabilities. The provision or benefit for credit losses related to (i) loans and leases (ii) off-balance sheet credit exposure, and (iii) other receivables or investment securities available for sale, if any, is reported in the Consolidated Statements of Income as provision or benefit for credit losses.

The Initial PCD ALLL for the SVBB Acquisition was established through a PCD Gross-Up and there was no corresponding increase to the provision for credit losses. The PCD Gross-Up is discussed in Note 1—Significant Accounting Policies and Basis of Presentation.

The initial ALLL for Non-PCD loans and leases acquired in the SVBB Acquisition was established through a corresponding increase to the Day 2 Provision for Loan and Lease Losses.

The ALLL activity for loans and leases is summarized in the following table:

Allowance for Loan and Lease Losses

dollars in millions	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Commercial	Consumer	Total	Commercial	Consumer	Total	Commercial	Consumer	Total
Balance at beginning of period	$ 1,518	$ 158	$ 1,676	$ 1,581	$ 166	$ 1,747	$ 789	$ 133	$ 922
Initial PCD ALLL	—	—	—	—	—	—	217	3	220
Day 2 Provision for Loan and Lease Losses	—	—	—	—	—	—	419	43	462
Provision (benefit) for loan and lease losses	538	(8)	530	461	8	469	701	2	703
Total provision (benefit) for loan and lease losses	538	(8)	530	461	8	469	1,120	45	1,165
Charge-offs	(708)	(33)	(741)	(627)	(30)	(657)	(610)	(28)	(638)
Recoveries	88	13	101	103	14	117	65	13	78
Balance at end of period	$ 1,436	$ 130	$ 1,566	$ 1,518	$ 158	$ 1,676	$ 1,581	$ 166	$ 1,747

The decrease of $110 million in the ALLL at December 31, 2025 compared to December 31, 2024, mainly driven by loan growth concentrated in capital call lines which have a lower loss rate relative to our other loan portfolios, elimination of the reserves related to Hurricane Helene, a modest shift in our weighting from the downside to baseline economic scenario, improvements in the economic outlook and credit quality, and lower specific reserves for individually evaluated loans. Also, during the year ended December 31, 2025, we updated our PD, LGD, and exposure at default methodology for certain portfolios which contributed to changes in the ALLL compared to prior periods.

The following table presents the components of the provision for credit losses:

Provision for Credit Losses

dollars in millions	Year Ended December 31,		
	2025	2024	2023
Day 2 Provision for Loan and Lease Losses	$ —	$ —	$ 462
Provision for loan and lease losses	530	469	703
Total provision for loan and lease losses	530	469	1,165
Day 2 Provision for Off-Balance Sheet Credit Exposure	—	—	254
Benefit for off-balance sheet credit exposure	(18)	(38)	(44)
Total (benefit) provision for off-balance sheet credit exposure	(18)	(38)	210
Provision for other receivables	2	—	—
Provision for credit losses	$ 514	$ 431	$ 1,375

NOTE 7 — LEASES

Lessee

BancShares' leases primarily include administrative offices and bank locations. Substantially all of our operating lease liabilities relate to United States real estate leases. Our finance lease liabilities relate to equipment leases, including the lease of certain ATMs. Our real estate leases have remaining lease terms of up to 32 years. Our lease terms may include options to extend or terminate the lease, and our operating leases have renewal terms that can extend from 1 to 25 years. The options are included in the lease term when it is determined that it is reasonably certain the option will be exercised.

The following table presents supplemental balance sheet information and remaining weighted average lease terms and discount rates:

Supplemental Lease Information

dollars in millions	Classification	December 31, 2025	December 31, 2024
Lease assets:			
Operating lease ROU assets	Other assets	$ 294	$ 316
Finance leases	Premises and equipment	71	15
Total lease assets		$ 365	$ 331
Lease liabilities:			
Operating leases	Other liabilities	$ 329	$ 357
Finance leases	Other borrowings	72	15
Total lease liabilities		$ 401	$ 372
Weighted-average remaining lease terms:			
Operating leases		7.2 years	7.4 years
Finance leases		7.7 years	11.7 years
Weighted-average discount rate:			
Operating leases		3.10 %	2.94 %
Finance leases		4.20	3.96

As of December 31, 2025, there were no leases that have not yet commenced that would have a material impact on BancShares' consolidated financial statements.

The following table presents components of lease cost:

Components of Net Lease Cost

dollars in millions	Classification	Year Ended December 31,		
		2025	2024	2023
Operating lease cost	Occupancy expense	$ 72	$ 76	$ 64
Finance lease ROU asset amortization	Equipment expense	9	2	2
Interest on lease liabilities	Interest expense - other borrowings	2	—	—
Variable lease cost [(1)]	Occupancy expense	22	28	25
Sublease income	Occupancy expense	(6)	(6)	(3)
Net lease cost [(1)]		$ 99	$ 100	$ 88

[(1)] Includes short-term lease cost.

Operating lease cost is recognized as a single lease cost on a straight-line basis over the lease term.

For finance leases, the ROU asset is amortized straight-line over the lease term as equipment expense and interest on the lease liability is recognized separately.

Variable lease cost includes common area maintenance, property taxes, utilities, and other operating expenses related to leased premises recognized in the period in which the expense was incurred. Certain of our lease agreements also include rental payments adjusted periodically for inflation. While lease liabilities are not remeasured because of these changes, these adjustments are treated as variable lease costs and recognized in the period in which the expense is incurred.

Sublease income results from leasing excess building space that BancShares is no longer utilizing under operating leases, which have remaining lease terms of up to 11 years.

The following table presents supplemental cash flow information related to leases:

Supplemental Cash Flow Information

dollars in millions	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	77	$	77	$	63
Operating cash flows from finance leases		2		—		—
Financing cash flows from finance leases		8		2		2
ROU assets obtained in exchange for new operating lease liabilities		48		28		69
ROU assets obtained in exchange for new finance lease liabilities		64		8		4

The following table presents lease liability maturities at December 31, 2025:

Maturity of Lease Liabilities

dollars in millions	Operating Leases		Finance Leases		Total	
2026	$	67	$	14	$	81
2027		62		12		74
2028		48		12		60
2029		42		12		54
2030		35		12		47
Thereafter		110		23		133
Total undiscounted lease payments		364		85		449
Difference between undiscounted cash flows and discounted cash flows		35		13		48
Lease liabilities, at present value	$	329	$	72	$	401

Lessor

BancShares leases equipment to commercial end-users under operating lease and finance lease arrangements. The majority of operating lease equipment is long-lived rail equipment, which is typically leased several times over its life. We also lease technology and office equipment, and large and small industrial, medical, and transportation equipment under both operating leases and finance leases.

Our Rail operating leases typically do not include purchase options. Many of our finance leases, and other equipment operating leases, offer the lessee the option to purchase the equipment at fair market value or for a nominal fixed purchase option. Many of the leases that do not have a nominal purchase option include renewal provisions resulting in some leases continuing beyond the initial contractual term. Our leases typically do not include early termination options. Continued rent payments are due if leased equipment is not returned at the end of the lease.

The following table includes the net book value of operating lease equipment by equipment type, net of accumulated depreciation of $1.18 billion and $941 million at December 31, 2025 and December 31, 2024, respectively.

Operating Lease Equipment

dollars in millions	December 31, 2025		December 31, 2024	
Railcars and locomotives [1]	$	8,882	$	8,573
Other equipment		739		750
Total [1]	$	9,621	$	9,323

[1] Includes off-lease rail equipment of $258 million at December 31, 2025 and $219 million at December 31, 2024.

The following table presents the components of the finance lease net investment on a discounted basis:

Components of Net Investment in Finance Leases

dollars in millions	December 31, 2025	December 31, 2024
Lease receivables	$ 1,827	$ 1,764
Unguaranteed residual assets	209	235
Total net investment in finance leases	2,036	1,999
Leveraged lease net investment [1]	17	15
Total [2]	$ 2,053	$ 2,014

[1] Leveraged leases are reported net of non-recourse debt of $1 million at December 31, 2025 and $2 million at December 31, 2024. Our leveraged lease arrangements commenced before the ASC 842, Leases, effective date of January 1, 2019, and continue to be reported under the leveraged lease accounting model. ASC 842 eliminated leveraged lease accounting for new leases and for existing leases modified on or after the January 1, 2019.
[2] Included in commercial and industrial in Note 5—Loans and Leases.

The following table presents lease income related to BancShares' equipment leases:

Lease Income

dollars in millions	Year Ended December 31,		
	2025	2024	2023
Lease income – operating leases	$ 1,037	$ 966	$ 895
Variable lease income – operating leases [1]	59	82	76
Rental income on operating leases	1,096	1,048	971
Interest income – sales type and direct financing leases	175	175	171
Variable lease income included in other noninterest income [2]	58	61	59
Interest income – leveraged leases	3	4	12
Total lease income	$ 1,332	$ 1,288	$ 1,213

[1] Primarily includes per diem railcar operating lease rental income earned on a time or mileage usage basis.
[2] Includes revenue related to insurance coverage on leased equipment and leased equipment property tax reimbursements due from customers.

The following tables present lease payments due on non-cancellable equipment operating leases and lease receivables due on finance leases at December 31, 2025. Excluded from these tables are variable lease payments, including rentals calculated based on asset usage levels, rentals from future renewal and re-leasing activity, and expected sales proceeds from remarketing equipment at lease expiration, all of which are components of lease profitability.

Maturity Analysis of Operating Lease Payments

dollars in millions	
2026	$ 864
2027	721
2028	547
2029	364
2030	216
Thereafter	349
Total	$ 3,061

Maturity Analysis of Lease Receivable Payments - Sales Type and Direct Financing Leases

dollars in millions	
2026	$ 739
2027	568
2028	394
2029	234
2030	84
Thereafter	45
Total undiscounted lease receivables	$ 2,064
Difference between undiscounted cash flows and discounted cash flows	237
Lease receivables, at present value	$ 1,827

NOTE 8 — PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2025 and 2024 are summarized as follows:

dollars in millions	Useful Life (years)	December 31, 2025	December 31, 2024
Land	indefinite	$ 496	$ 407
Premises and leasehold improvements	3 - 30	1,808	1,598
Furniture, equipment and software	2 - 15	2,046	1,629
Total		4,350	3,634
Less accumulated depreciation and amortization		1,903	1,628
Premises and equipment, net		$ 2,447	$ 2,006

Depreciation and amortization expense is included in equipment expense and net occupancy expense in the Consolidated Statements of Income and was $314 million, $276 million, and $225 million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, there was $6 million of impairment, primarily on software and related projects, recognized in other noninterest expense. For the year ended December 31, 2024, there was $22 million of impairment, primarily on software, of which $9 million was included in acquisition-related expenses, with the remaining amount included in other non-interest expense.

NOTE 9 — GOODWILL AND CORE DEPOSIT INTANGIBLES

Goodwill

BancShares had goodwill of $346 million at December 31, 2025 and 2024. There was no goodwill impairment during the year ended December 31, 2025 or 2024. Goodwill relates to the General Bank reporting segment.

Core Deposit Intangibles

Core deposit intangibles represent the estimated fair value of core deposits and other customer relationships acquired. Core deposit intangibles are being amortized over their estimated useful lives. The following tables summarize the activity for core deposit intangibles:

Core Deposit Intangibles

	Year Ended December 31,	
dollars in millions	2025	2024
Balance at beginning of period, net of accumulated amortization	$ 249	$ 312
Less: amortization for the period	54	63
Balance at end of period, net of accumulated amortization	$ 195	$ 249

The following table summarizes the accumulated amortization balance for core deposit intangibles:

Core Deposit Intangible Accumulated Amortization

dollars in millions	December 31, 2025	December 31, 2024
Gross balance	$ 501	$ 501
Less: accumulated amortization	306	252
Balance, net of accumulated amortization	$ 195	$ 249

The following table summarizes the expected amortization expense as of December 31, 2025 in subsequent periods for core deposit intangibles:

Core Deposit Intangible Expected Amortization

dollars in millions	
2026	46
2027	39
2028	34
2029	30
2030	28
Thereafter	18
Balance, net of accumulated amortization	$ 195

NOTE 10 — VARIABLE INTEREST ENTITIES

Unconsolidated VIEs

Unconsolidated VIEs include limited partnership interests and joint ventures. The table below provides a summary of the assets and liabilities included on the Consolidated Balance Sheets associated with unconsolidated VIEs. The maximum exposure to loss for unconsolidated VIEs is generally limited to the sum of the unconsolidated VIE investment balance and off-balance sheet funding commitments. The maximum exposure to loss represents potential losses that would be incurred under hypothetical circumstances, such that the value of BancShares' interests and any associated collateral declines to zero and assuming no recovery. BancShares believes the possibility is remote under this hypothetical scenario; accordingly, this disclosure is not an indication of expected loss.

Refer to Note 22—Commitments and Contingencies for off-balance sheet commitments to fund other tax credit investments and other unconsolidated investments.

Unconsolidated VIEs Carrying Value and Liabilities for Funding Commitments

dollars in millions	December 31, 2025	December 31, 2024
Affordable housing tax credit investments	$ 2,761	$ 2,357
Other tax credit investments	—	2
Total tax credit equity investments	$ 2,761	$ 2,359
Other unconsolidated investments	194	157
Total unconsolidated VIE investments [1]	$ 2,955	$ 2,516
Liabilities for commitments to fund tax credit investments [2]	$ 1,321	$ 1,214

[1] Included in other assets.
[2] Represents commitments to invest in qualified affordable housing investments. These commitments are payable on demand and included in other liabilities.

The table below summarizes the tax benefits, recognized in income tax expense on the Consolidated Statements of Income, for the affordable housing tax credit investments accounted for under the PAM.

Tax Benefits - PAM

dollars in millions	Year Ended December 31,		
	2025	2024	2023
Amortization of affordable housing tax credit investments [1]	$ 264	$ 237	$ 169
Tax credits from affordable housing tax credit investments	(263)	(231)	(157)
Other tax benefits from affordable housing tax credit investments	(73)	(56)	(29)
Net income tax benefit from affordable housing tax credit investments [2]	$ (72)	$ (50)	$ (17)

[1] Amortization is included in depreciation, amortization, and accretion, net, in cash flows from operating activities on the Consolidated Statements of Cash Flows.
[2] The net income tax benefit is included in cash flows from operating activities on the Consolidated Statements of Cash Flows. Changes in income taxes payable are reported in net change in other liabilities in cash flows from operating activities on the Consolidated Statements of Cash Flows.

Other Tax Credit Investments
During 2025, we received approximately $190 million of tax credits related to renewable energy tax credit investments accounted for under the HLBVM and Deferral Method.

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for further discussion of the PAM, HLBVM, and Deferral Method.

NOTE 11 — DEPOSITS

The following table provides detail on deposit types:

Deposit Types

dollars in millions	December 31, 2025	December 31, 2024
Noninterest-bearing	$ 40,653	$ 38,633
Checking with interest	24,377	25,343
Money market	38,687	35,722
Savings	46,625	42,278
Time	11,236	13,253
Total deposits	$ 161,578	$ 155,229

At December 31, 2025, the scheduled maturities of time deposits were:

Deposit Maturities

dollars in millions

Twelve months ended December 31,	
2026	$ 11,002
2027	159
2028	31
2029	19
2030	25
Thereafter	—
Total time deposits	$ 11,236

Time deposits with a denomination of $250,000 or more were $3.26 billion and $3.80 billion at December 31, 2025 and December 31, 2024, respectively.

NOTE 12 — BORROWINGS

Short-term Borrowings
Securities Sold under Agreements to Repurchase
BancShares held $224 million and $367 million at December 31, 2025 and December 31, 2024, respectively, of securities sold under agreements to repurchase that have overnight contractual maturities and are collateralized by government agency securities. The weighted average interest rate for securities sold under agreements to repurchase was 0.41% and 0.59% at December 31, 2025 and 2024, respectively.

BancShares utilizes securities sold under agreements to repurchase to facilitate the needs for collateralization of commercial customers and secure wholesale funding needs. Repurchase agreements are transactions whereby BancShares offers to sell to a counterparty an undivided interest in an eligible security at an agreed upon purchase price, and which obligates BancShares to repurchase the security at an agreed upon date, repurchase price and interest rate. These agreements are recorded at the amount of cash received in connection with the transactions and are reflected as securities sold under customer repurchase agreements.

BancShares monitors collateral levels on a continuous basis and maintains records of each transaction specifically describing the applicable security and the counterparty's fractional interest in that security, and segregates the security from general assets in accordance with regulations governing custodial holdings of securities. The primary risk with repurchase agreements is market risk associated with the investments securing the transactions, as additional collateral may be required based on fair value changes of the underlying investments. Securities pledged as collateral under repurchase agreements are maintained with safekeeping agents. The carrying value of investment securities pledged as collateral under repurchase agreements was $230 million and $435 million at December 31, 2025 and 2024, respectively.

Long-term Borrowings

On September 5, 2025, the Parent Company issued and sold $600 million aggregate principal amount of its 5.600% Fixed Rate Reset Subordinated Notes due in 2035 in a public offering. On March 12, 2025, the Parent Company issued and sold $500 million aggregate principal amount of its 5.231% Fixed-to-Floating Rate Senior Notes due in 2031 and $750 million aggregate principal amount of its 6.254% Fixed-to-Fixed Rate Subordinated Notes due in 2040 in a public offering.

In December 2025, FCB made a partial prepayment of $2.49 billion on the outstanding Purchase Money Note and recognized a loss on extinguishment of debt of $9 million. On June 15, 2025, the Parent Company redeemed all $350 million aggregate principal amount of its 3.375% Fixed-to-Floating Rate Subordinated Notes due in 2030.

The following table presents long-term borrowings, net of the respective unamortized purchase accounting adjustments and issuance costs:

Long-term Borrowings

dollars in millions	Maturity	December 31, 2025	December 31, 2024
Parent Company:			
Senior:			
Fixed-to-Floating Senior Notes at 5.231% [1]	March 2031	$ 497	$ —
Subordinated:			
Fixed-to-Floating Subordinated Notes at 3.375% [2]	March 2030	—	350
Fixed Rate Reset Subordinated Notes at 5.600% [3]	September 2035	597	—
Fixed-to-Fixed Subordinated Notes at 6.254% [4]	March 2040	745	—
Subsidiaries:			
Senior:			
Fixed Senior Unsecured Notes at 6.000%	April 2036	58	58
Subordinated:			
Fixed Subordinated Notes at 6.125%	March 2028	430	445
Secured:			
Purchase Money Note to FDIC fixed at 3.500% [5]	March 2028	33,385	35,816
Capital lease obligations	Maturities through May 2057	72	15
Total long-term borrowings		$ 35,784	$ 36,684

[1] The fixed rate period will end March 12, 2030, and the notes will thereafter bear a floating interest rate equal to a benchmark rate based on the Compounded Secured Overnight Financing Rate ("SOFR") Index Rate plus 141 basis points ("bps") per annum until the maturity date (or date of earlier redemption).

[2] The fixed rate period ended on March 15, 2025, and the notes converted to a floating interest rate equal to Three-Month Term SOFR plus 246.5 bps per annum. The notes included a callable feature and were redeemed on June 15, 2025.

[3] The interest rate will reset on September 5, 2030, and the notes will thereafter bear a fixed interest rate equal to the Five-year U.S. Treasury Rate as of the day falling two business days prior to the notes reset date plus 185 bps per annum until the maturity date (or date of earlier redemption).

[4] The interest rate will reset on March 12, 2035, and the notes will thereafter bear a fixed interest rate equal to the Five-year U.S. Treasury Rate as of the day falling two business days prior to the notes reset date plus 197 bps per annum until the maturity date (or date of earlier redemption).

[5] Refer to Note 2—Business Combinations and Note 5—Loans and Leases.

Contractual maturities of long-term borrowings (borrowings with original maturities of more than one year) at December 31, 2025 are included in the following table.

Long-term Borrowings Maturities [1]

dollars in millions	
Year Ended December 31,	
2026	$ (37)
2027	(39)
2028	33,889
2029	(1)
2030	(1)
Thereafter	1,973
Total long-term borrowings	$ 35,784

[1] Amounts in this table include amortization of purchase accounting adjustments and deferred issuance cost based on the scheduled periods of recognition.

Pledged Assets

Refer to the "Loans Pledged" section in Note 5—Loans and Leases for information on loans pledged as collateral to secure borrowings. Additionally, interest-earning deposits at banks included $212 million and $211 million at December 31, 2025 and 2024, respectively, that were required minimum deposits under the Purchase Money Note.

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

Our derivatives designated as hedging instruments include interest rate swap contracts utilized to manage our interest rate exposure for items on our Consolidated Balance Sheets. This includes floating-rate loan portfolio cash flow hedges and fair value hedges of our fixed-rate borrowings and deposits.

Our derivatives not designated as hedging instruments mainly include interest rate and foreign exchange contracts that our customers utilized for their risk management needs. We typically manage our exposure to these customer derivatives by entering into offsetting or "back-to-back" interest rate and foreign exchange contracts with third-party dealers.

Derivative instruments that are cleared through certain central counterparty clearing houses are settled-to-market and reported net of collateral positions.

Refer to Note 1—Significant Accounting Policies and Basis of Presentation for accounting policies for derivatives.

The following table presents notional amounts and fair values of derivative financial instruments:

Notional Amount and Fair Value of Derivative Financial Instruments

dollars in millions	December 31, 2025			December 31, 2024		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives designated as hedging instruments (Qualifying hedges)						
Fair Value Hedges						
Interest rate contracts hedging time deposits	$ —	$ —	$ —	$ 334	$ —	$ —
Interest rate contracts hedging long-term borrowings	—	—	—	750	—	—
Total fair value hedges [1] [2]	—	—	—	1,084	—	—
Cash Flow Hedges						
Interest rate contracts hedging loans [1] [2]	4,000	—	—	3,500	1	—
Total derivatives designated as hedging instruments	$ 4,000	$ —	$ —	$ 4,584	$ 1	$ —
Derivatives not designated as hedging instruments (Non-qualifying hedges)						
Interest rate contracts [1] [2]	$ 28,741	$ 385	$ (381)	$ 26,235	$ 491	$ (516)
Foreign exchange contracts [3]	8,912	122	(113)	7,843	152	(108)
Other contracts [4]	1,485	27	—	1,316	16	(1)
Total derivatives not designated as hedging instruments	$ 39,138	$ 534	$ (494)	$ 35,394	$ 659	$ (625)
Gross derivatives fair values presented in the Consolidated Balance Sheets		$ 534	$ (494)		$ 660	$ (625)
Less: gross amount offset in the Consolidated Balance Sheets		—	—		—	—
Net amount included in other assets and other liabilities in the Consolidated Balance Sheets		$ 534	$ (494)		$ 660	$ (625)

[1] Fair value balances include accrued interest.

[2] BancShares accounts for swap contracts cleared by the Chicago Mercantile Exchange and LCH Clearnet as "settled-to-market." As a result, the derivative asset and liability fair values in the table above are presented net of the variation margin payments. Refer to the table below for more information.

[3] The foreign exchange contracts exclude foreign exchange spot contracts. The notional and net fair value amounts of these contracts were $252 million and $0 million, respectively, as of December 31, 2025, and $177 million and $0 million, respectively, as of December 31, 2024.

[4] Other derivative contracts not designated as hedging instruments include risk participation agreements and equity warrants.

The following table presents the impact of variation margin netting (form of collateral payment when the underlying fair value changes) on derivative assets and liabilities:

Variation Margin Payments

dollars in millions	December 31, 2025		December 31, 2024	
	Asset Fair Value	Liability Fair Value	Asset Fair Value	Liability Fair Value
Derivatives designated as hedging instruments (Qualifying hedges)				
Gross fair value	$ 19	$ —	$ 15	$ —
Cleared trades, variation margin netting	(19)	—	(14)	—
Total derivatives designated as hedging instruments	$ —	$ —	$ 1	$ —
Derivatives not designated as hedging instruments (Non-qualifying hedges)				
Gross fair value	$ 596	$ (529)	$ 742	$ (647)
Cleared trades, variation margin netting	(62)	35	(83)	22
Total derivatives not designated as hedging instruments	$ 534	$ (494)	$ 659	$ (625)
Gross derivatives fair values presented in the Consolidated Balance Sheets	$ 534	$ (494)	$ 660	$ (625)
Amounts subject to master netting agreements [1]	(118)	118	(48)	48
Cash collateral pledged (received) subject to master netting agreements [2]	(204)	62	(539)	2
Total net derivative fair value	$ 212	$ (314)	$ 73	$ (575)

[1] BancShares' derivative transactions are governed by International Swaps and Derivatives Association ("ISDA") agreements that allow for net settlements of certain payments as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. BancShares believes its ISDA agreements meet the definition of a master netting arrangement or similar agreement for purposes of the above disclosure.

[2] In conjunction with the ISDA agreements described above, BancShares has entered into collateral arrangements with its counterparties, which provide for the exchange of cash depending on the change in the market valuation of the derivative contracts outstanding. Such collateral is available to be applied in settlement of the net balances upon an event of default of one of the counterparties. Collateral pledged or received is included in other assets or deposits, respectively.

Fair Value Hedges

The following table presents the impact of fair value hedges recorded in interest expense on the Consolidated Statements of Income:

Recognized Gains (Losses) on Fair Value Hedges

dollars in millions	Interest Expense	Year Ended December 31,		
		2025	2024	2023
(Loss) gain on hedging instruments - borrowings	Borrowings	$ —	$ (4)	$ 4
Gain (loss) on hedged item - time deposits	Deposits	1	(1)	—
Gain (loss) on hedged item - borrowings	Borrowings	2	3	(5)
Net gain (loss) on fair value hedges	Total interest expense	$ 3	$ (2)	$ (1)

The following table presents the carrying value of hedged items and associated cumulative hedging adjustment related to fair value hedges as of December 31, 2024. There were no fair value hedges outstanding as of December 31, 2025.

Carrying Value of Hedged Items

dollars in millions	Carrying Value of Hedged Items	Cumulative Fair Value Hedging Adjustment Included in the Carrying Value of Hedged Items	
		Currently Designated	No Longer Designated
December 31, 2024			
Long-term borrowings	$ 795	$ 2	$ —
Deposits	335	1	—

Cash Flow Hedges

The following table presents the pretax unrealized gain on hedging instruments in cash flow hedges, which are reported in other comprehensive income, and the pretax amount reclassified from AOCI to earnings:

Unrealized Gain on Cash Flow Hedges

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
Other comprehensive income on cash flow hedge derivatives before reclassifications	$ 12	$ 11	$ —
Amounts reclassified from AOCI to earnings	(4)	—	—
Other comprehensive income on cash flow hedge derivatives	$ 8	$ 11	$ —

The following table presents other information for cash flow hedges:

Other Information for Cash Flow Hedges

dollars in millions	December 31, 2025	December 31, 2024
Unrealized gain on cash flow hedge derivatives reported in AOCI, net of income taxes	$ 14	$ 8
Estimate to be reclassified from AOCI to earnings during the next 12 months, net of income taxes [1]	$ 9	$ 7
Maximum number of months over which forecasted cash flows are hedged [2]	27	24

[1] Reclassified amounts could differ from amounts actually recognized due to factors such as changes in interest rates, hedge de-designations and the addition of other hedges.
[2] Maximum number of months is based on the latest maturity date of cash flow hedges outstanding at December 31, 2025 and 2024, respectively.

Non-Qualifying Hedges

The following table presents gains on non-qualifying hedges recognized on the Consolidated Statements of Income:

Gains (Losses) on Non-Qualifying Hedges

dollars in millions	Amounts Recognized	Year Ended December 31,		
		2025	**2024**	**2023**
Interest rate contracts	Other noninterest income	$ 14	$ 22	$ 32
Foreign currency forward contracts [1]	Other noninterest income	(50)	59	(8)
Other contracts	Other noninterest income	7	2	1
Total non-qualifying hedges - income statement impact		$ (29)	$ 83	$ 25

[1] This is primarily related to economic hedges of foreign currency risks arising from loans and other assets denominated in foreign currency. There is an offsetting impact within noninterest income for the foreign exchange revaluation of the associated assets denominated in foreign currency.

NOTE 14 — FAIR VALUE

Fair Value Hierarchy

BancShares measures certain financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels. The levels are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The level within the fair value hierarchy for an asset or liability is based on the lowest level of input significant to the fair value measurement with Level 1 inputs considered highest and Level 3 inputs considered lowest. A brief description of each input level follows:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities.
- Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices observable for the assets or liabilities and market corroborated inputs.
- Level 3 inputs are unobservable inputs for the asset or liability. These unobservable inputs and assumptions reflect the estimates market participants would use in pricing the asset or liability.

Assets and Liabilities Measured at Fair Value - Recurring Basis

The following table presents assets and liabilities measured at fair value on a recurring basis:

Assets and Liabilities Measured at Fair Value - Recurring Basis

dollars in millions	December 31, 2025							
	Total		Level 1		Level 2		Level 3	
Assets								
Investment securities available for sale								
U.S. Treasury	$	10,673	$	—	$	10,673	$	—
Government agency		43		—		43		—
Residential mortgage-backed securities		17,623		—		17,623		—
Commercial mortgage-backed securities		3,299		—		3,299		—
Corporate bonds		140		—		117		23
Municipal bonds		12		—		12		—
Total investment securities available for sale	$	31,790	$	—	$	31,767	$	23
Marketable equity securities		127		50		77		—
Loans held for sale		87		—		87		—
Loans		22		—		22		—
Derivative assets [1]								
Total qualifying hedge assets	$	—	$	—	$	—	$	—
Interest rate contracts — non-qualifying hedges	$	385	$	—	$	383	$	2
Foreign exchange contracts — non-qualifying hedges		122		—		122		—
Other derivative contracts — non-qualifying hedges		27		—		—		27
Total non-qualifying hedge assets	$	534	$	—	$	505	$	29
Total derivative assets	$	534	$	—	$	505	$	29
Liabilities								
Derivative liabilities [1]								
Interest rate contracts — qualifying hedges	$	—	$	—	$	—	$	—
Interest rate contracts — non-qualifying hedges	$	381	$	—	$	381	$	—
Foreign exchange contracts — non-qualifying hedges		113		—		113		—
Other derivative contracts — non-qualifying hedges		—		—		—		—
Total non-qualifying hedge liabilities	$	494	$	—	$	494	$	—
Total derivative liabilities	$	494	$	—	$	494	$	—

[1] Derivative fair values include accrued interest.

dollars in millions		December 31, 2024						
		Total		**Level 1**		**Level 2**		**Level 3**
Assets								
Investment securities available for sale								
U.S. Treasury	$	13,903	$	—	$	13,903	$	—
Government agency		77		—		77		—
Residential mortgage-backed securities		15,620		—		15,620		—
Commercial mortgage-backed securities		3,666		—		3,666		—
Corporate bonds		467		—		299		168
Municipal bonds		17		—		17		—
Total investment securities available for sale	$	33,750	$	—	$	33,582	$	168
Marketable equity securities		101		48		53		—
Loans held for sale		55		—		55		—
Derivative assets [1]								
Total qualifying hedge assets	$	1	$	—	$	1	$	—
Interest rate contracts — non-qualifying hedges	$	491	$	—	$	490	$	1
Foreign exchange contracts — non-qualifying hedges		152		—		152		—
Other derivative contracts — non-qualifying hedges		16		—		—		16
Total non-qualifying hedge assets	$	659	$	—	$	642	$	17
Total derivative assets	$	660	$	—	$	643	$	17
Liabilities								
Derivative liabilities [1]								
Interest rate contracts — qualifying hedges	$	—	$	—	$	—	$	—
Interest rate contracts — non-qualifying hedges	$	516	$	—	$	516	$	—
Foreign exchange contracts — non-qualifying hedges		108		—		108		—
Other derivative contracts — non-qualifying hedges		1		—		—		1
Total non-qualifying hedge liabilities	$	625	$	—	$	624	$	1
Total derivative liabilities	$	625	$	—	$	624	$	1

[1] *Derivative fair values include accrued interest.*

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a recurring basis are as follows:

Investment securities available for sale. The fair value of U.S. Treasury, government agency, mortgage-backed securities, municipal bonds, and a portion of the corporate bonds are generally estimated using a third-party pricing service. To obtain an understanding of the processes and methodologies used, management reviews correspondence from the third-party pricing service. Management also performs a price variance analysis process to corroborate the reasonableness of prices. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2. The remaining corporate bonds held are generally measured at fair value based on indicative bids from broker-dealers using inputs that are not directly observable. These securities are classified as Level 3.

Marketable equity securities. Equity securities are measured at fair value using observable closing prices. Equity securities are classified as Level 1 if they are traded in an active market and as Level 2 if the observable closing price is from a less than active market.

Loans and *Loans held for sale.* Certain residential real estate loans originated for sale to investors are carried at fair value based on quoted market prices for similar types of loans, which are considered Level 2 inputs. In instances when loans are not sold and subsequently transferred to portfolio, accounting at fair value is continued.

Derivative Assets and *Liabilities.* Derivatives were valued using models that incorporate inputs depending on the type of derivative. Other than the fair value of equity warrants and credit derivatives, which were estimated using Level 3 inputs, most derivative instruments were valued using Level 2 inputs based on observed pricing for similar assets and liabilities and model-based valuation techniques for which all significant assumptions are observable in the market. Refer to Note 13—Derivative Financial Instruments for notional amounts and fair values.

The following tables summarize information about significant unobservable inputs related to BancShares' categories of Level 3 financial assets and liabilities measured on a recurring basis:

Quantitative Information About Level 3 Fair Value Measurements - Recurring Basis

dollars in millions

Financial Instrument	Estimated Fair Value		Valuation Technique	Significant Unobservable Inputs
	December 31, 2025	December 31, 2024		
Assets				
Corporate bonds	$ 23	$ 168	Indicative bid provided by broker	Multiple factors, including but not limited to, current operations, financial condition, cash flows, and recently executed financing transactions related to the issuer.
Interest rate & other derivative — non-qualifying hedges	$ 29	$ 17	Internal valuation model	Multiple factors, including but not limited to, private company valuation, illiquidity discount, and estimated life of the instrument.
Liabilities				
Interest rate & other derivative — non-qualifying hedges	$ —	$ 1	Internal valuation model	Not material

The following table summarizes the changes in estimated fair value for all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

Changes in Estimated Fair Value of Level 3 Financial Assets and Liabilities - Recurring Basis

dollars in millions

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Corporate Bonds	Other Derivative Assets — Non-Qualifying	Other Derivative Liabilities — Non-Qualifying	Corporate Bonds	Other Derivative Assets — Non-Qualifying	Other Derivative Liabilities — Non-Qualifying
Beginning balance	$ 168	$ 17	$ 1	$ 157	$ 7	$ 1
Purchases	—	8	—	—	9	—
Changes in fair value included in earnings	—	5	(1)	(1)	2	—
Changes in fair value included in comprehensive income	9	—	—	12	—	—
Transfers out	(24)	—	—	—	—	—
Maturity and settlements	(130)	(1)	—	—	(1)	—
Ending balance	$ 23	$ 29	$ —	$ 168	$ 17	$ 1

Fair Value Option

The following table summarizes the difference between the aggregate fair value and the UPB for residential mortgage loans originated for sale measured at fair value:

Aggregate Fair Value and UPB - Residential Mortgage Loans

dollars in millions

	December 31, 2025			December 31, 2024		
	Fair Value	Principal Balance	Difference	Fair Value	Principal Balance	Difference
Originated loans held for sale [1]	$ 109	$ 109	$ —	$ 55	$ 54	$ 1

[1] Originated loans held for sale include loans held for sale and loans originated for sale but transferred to portfolio and held for investment.

BancShares has elected the fair value option for residential mortgage loans originated for sale. This election reduces certain timing differences in the Consolidated Statements of Income and better aligns with the management of the portfolio from a business perspective. The changes in fair value that were recorded as a component of other noninterest income were insignificant for the years ended December 31, 2025 and 2024. Interest earned on originated loans held for sale is recorded within interest income on loans and leases in the Consolidated Statements of Income.

No originated loans held for sale were 90 or more days past due or on nonaccrual status as of December 31, 2025 or 2024.

Assets Measured at Estimated Fair Value on a Non-recurring Basis

Certain assets or liabilities are required to be measured at estimated fair value on a non-recurring basis subsequent to initial recognition. Generally, these adjustments are the result of LOCOM or other impairment accounting. The following table presents carrying value of assets measured at estimated fair value on a non-recurring basis for which gains and losses have been recorded in the periods. The gains and losses reflect amounts recorded for the respective periods, regardless of whether the asset is still held at period end.

Assets Measured at Fair Value - Non-recurring Basis

dollars in millions		Fair Value Measurements							Total Gains (Losses)
		Total		Level 1		Level 2		Level 3	
December 31, 2025									
Assets held for sale - loans	$	5	$	—	$	—	$	5	$ (7)
Loans - collateral dependent loans		186		—		—		186	(157)
Other real estate owned		104		—		—		104	—
Total	$	295	$	—	$	—	$	295	$ (164)
December 31, 2024									
Assets held for sale - loans	$	13	$	—	$	—	$	13	$ (7)
Loans - collateral dependent loans		388		—		—		388	(171)
Other real estate owned		16		—		—		16	6
Total	$	417	$	—	$	—	$	417	$ (172)

Certain other assets are adjusted to their fair value on a non-recurring basis, including certain loans, OREO, and goodwill, which are periodically tested for impairment. Most loans held for investment, deposits, and borrowings are not reported at fair value.

The methods and assumptions used to estimate the fair value of each class of financial instruments measured at fair value on a non-recurring basis are as follows:

Assets held for sale - loans. Loans held for investment subsequently transferred to held for sale are carried at the LOCOM. When available, the fair values for the transferred loans are based on quoted prices from the purchase commitments for the individual loans being transferred and are considered Level 1 inputs in instances where there is an active market, or Level 2 when there is no active market. The fair value of Level 2 assets may also be estimated based on prices of recent trades of similar assets. For other loans held for sale, the fair value of Level 3 assets was primarily measured under the income approach using the discounted cash flow model based on Level 3 inputs including discount rate or the price of committed trades. Gains and losses are recorded in noninterest income.

Loans - collateral dependent loans. The population of Level 3 loans measured at fair value that are experiencing financial difficulty and measured on a non-recurring basis includes collateral-dependent loans evaluated individually. Collateral values are determined using appraisals or other third-party value estimates of the subject property discounted based on estimated selling costs, and adjustments for other external factors that may impact the marketability of the collateral. Gains and losses generally reflect the required net provision and charge-offs specific to the loans included in the population for the respective periods and are recorded in the provision for credit losses.

Other real estate owned. OREO is carried at LOCOM. OREO asset valuations are determined by using appraisals or other third-party value estimates of the subject property with discounts, generally between 7% and 10%, applied for estimated selling costs and other external factors that may impact the marketability of the property. At December 31, 2025 and 2024, the weighted average discount applied was 7.86% and 9.45%, respectively. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. If there are any significant changes in the market or the subject property, valuations are adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

Financial Instruments Fair Value

The table below presents the carrying values and estimated fair values for financial instruments, excluding leases and certain other assets and liabilities for which these disclosures are not required.

Carrying Values and Fair Values of Financial Assets and Liabilities

dollars in millions

| | | December 31, 2025 | | | |
| | Carrying Value | Estimated Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 801	$ 801	$ —	$ —	$ 801
Interest-earning deposits at banks	19,801	19,801	—	—	19,801
Securities purchased under agreements to resell	232	—	232	—	232
Investment in marketable equity securities	127	50	77	—	127
Investment securities available for sale	31,790	—	31,767	23	31,790
Investment securities held to maturity	9,647	—	8,491	—	8,491
Loans held for sale	799	—	781	18	799
Net loans	144,346	—	1,580	143,782	145,362
Accrued interest receivable	912	—	912	—	912
Federal Home Loan Bank stock	20	—	20	—	20
Mortgage servicing rights	32	—	—	50	50
Derivative assets - non-qualifying hedges	534	—	505	29	534
Financial Liabilities					
Deposits with no stated maturity	150,342	—	150,342	—	150,342
Time deposits	11,236	—	11,227	—	11,227
Credit balances of factoring clients	1,148	—	—	1,148	1,148
Securities sold under customer repurchase agreements	224	—	224	—	224
Long-term borrowings	35,712	—	35,795	—	35,795
Accrued interest payable	140	—	140	—	140
Derivative liabilities - non-qualifying hedges	494	—	494	—	494

| | | December 31, 2024 | | | |
| | Carrying Value | Estimated Fair Value | | | |
		Level 1	Level 2	Level 3	Total
Financial Assets					
Cash and due from banks	$ 814	$ 814	$ —	$ —	$ 814
Interest-earning deposits at banks	21,364	21,364	—	—	21,364
Securities purchased under agreements to resell	158	—	158	—	158
Investment in marketable equity securities	101	48	53	—	101
Investment securities available for sale	33,750	—	33,582	168	33,750
Investment securities held to maturity	10,239	—	8,702	—	8,702
Loans held for sale	82	—	55	27	82
Net loans	136,567	—	1,463	133,409	134,872
Accrued interest receivable	902	—	902	—	902
Federal Home Loan Bank stock	20	—	20	—	20
Mortgage servicing rights	27	—	—	47	47
Derivative assets - qualifying hedges	1	—	1	—	1
Derivative assets - non-qualifying hedges	659	—	642	17	659
Financial Liabilities					
Deposits with no stated maturity	141,976	—	141,976	—	141,976
Time deposits	13,253	—	13,247	—	13,247
Credit balances of factoring clients	1,016	—	—	1,016	1,016
Securities sold under customer repurchase agreements	367	—	367	—	367
Long-term borrowings	36,669	—	36,220	—	36,220
Accrued interest payable	134	—	134	—	134
Derivative liabilities - non-qualifying hedges	625	—	624	1	625

The methods and assumptions used to estimate the fair value of each class of financial instruments not discussed elsewhere are as follows:

Interest-earning Deposits at Banks. The carrying value of interest-earning deposits at banks approximates its fair value due to its short-term nature and is classified on the fair value hierarchy as Level 1. The balances at December 31, 2025 and December 31, 2024 included $212 million and $211 million, respectively, as a required minimum deposit under the Purchase Money Note.

Net loans. The carrying value of net loans is net of the ALLL. Loans are generally valued by discounting expected cash flows using market inputs with adjustments based on cohort level assumptions for certain loan types as well as internally developed estimates at a business segment level. Due to the significance of the unobservable market inputs and assumptions, as well as the absence of a liquid secondary market for most loans, these loans are classified as Level 3. Certain loans are measured based on observable market prices sourced from external data providers and classified as Level 2. Nonaccrual loans are written down and reported at their estimated recovery value, which approximates their fair value, and classified as Level 3.

Securities Purchased Under Agreements to Resell. The fair value of securities purchased under agreements to resell equal the carrying value due to the short term nature, generally overnight, and therefore present an insignificant risk of change in fair value due to changes in market interest rate, and classified as Level 2.

Investment securities held to maturity. BancShares' portfolio of debt securities held to maturity consists of mortgage-backed securities issued by government agencies and government sponsored entities, U.S. Treasury notes, unsecured bonds issued by government agencies and government sponsored entities, and securities issued by the Supranational Entities & Multilateral Development Banks. We primarily use prices obtained from pricing services to determine the fair value of securities, which are Level 2 inputs.

FHLB stock. The carrying amount of FHLB stock is a reasonable estimate of fair value, as these securities are not readily marketable and are evaluated for impairment based on the ultimate recoverability of the par value. BancShares considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. BancShares investment in FHLB stock is ultimately recoverable at par. The inputs used in the fair value measurement for the FHLB stock are considered Level 2 inputs.

Mortgage servicing rights. The fair value of MSRs is determined using a pooling methodology. Similar loans are pooled together and a model which relies on discount rates, estimates of prepayment rates and the weighted average cost to service the loans is used to determine the fair value. The inputs used in the fair value measurement for MSRs are considered Level 3 inputs.

Deposits. The estimated fair value of deposits with no stated maturity, such as demand deposit accounts, money market accounts, and savings accounts was the amount payable on demand at the reporting date. The fair value of time deposits was estimated based on a discounted cash flow technique using Level 2 inputs appropriate to the contractual maturity.

Credit balances of factoring clients. The impact of the time value of money from the unobservable discount rate for credit balances of factoring clients is inconsequential due to the short term nature of these balances, therefore, the fair value approximated carrying value, and the credit balances are classified as Level 3.

Short-term borrowed funds. The fair value of short-term borrowed funds, which includes repurchase agreements, approximates carrying value and are classified as Level 2.

Long-term borrowings. For certain long-term senior and subordinated unsecured borrowings, the fair values are sourced from a third-party pricing service. The fair values of other long-term borrowings are determined by discounting future cash flows using current interest rates for similar financial instruments. The inputs used in the fair value measurement for FHLB borrowings, senior and subordinated debentures, and other borrowings are classified as Level 2.

For all other financial assets and financial liabilities, the carrying value is a reasonable estimate of the fair value as of December 31, 2025 and December 31, 2024. The carrying value and fair value for these assets and liabilities are equivalent because they are relatively short-term in nature and there is no interest rate or credit risk that would cause the fair value to differ from the carrying value. Cash and due from banks is classified as Level 1. Accrued interest receivable and accrued interest payable are classified as Level 2.

NOTE 15 — STOCKHOLDERS' EQUITY

A roll forward of common stock activity is presented in the following table:

Number of Shares of Common Stock

	December 31, 2025		December 31, 2024	
	Common Stock Outstanding		Common Stock Outstanding	
	Class A	Class B	Class A	Class B
Common stock - beginning of period	12,712,436	1,005,185	13,514,933	1,005,185
Shares purchased under authorized repurchase plan	(1,578,462)	—	(814,641)	—
Restricted stock units vested, net of shares held to cover taxes	—	—	12,144	—
Common stock - end of period	11,133,974	1,005,185	12,712,436	1,005,185

Common Stock

The Parent Company has Class A common stock and Class B common stock, each with a par value of $1. Class A common stockholders have one vote per share while Class B common stockholders have 16 votes per share.

Non-Cumulative Perpetual Preferred Stock

On November 18, 2025, the Parent Company issued and sold 7.000% non-cumulative perpetual preferred stock, series D, for a total of $500 million. As of December 31, 2025, the Parent Company had Series A, Series B, Series C, and Series D non-cumulative perpetual preferred stock (together, "BancShares Preferred Stock") as summarized in the following table:

Preferred Stock

dollars in millions, except per share, depositary share, and per depositary share data

Preferred Stock	Issuance Date	Earliest Redemption Date	Book Value [(1)]	Par Value Per Share	Shares Authorized, Issued and Outstanding	Aggregate Liquidation Preference	Liquidation Preference Per Share	Depositary Shares (Fractional Interest) [(2)]	Liquidation Preference Per Depositary Share	Dividend
Series A	March 12, 2020	March 15, 2025	$ 340	$ 0.01	345,000	$ 345	$ 1,000	13,800,000 (1/40th)	$ 25	5.375 %
Series B [(3)]	January 3, 2022	January 4, 2027	334	0.01	325,000	325	1,000	n/a	n/a	SOFR + 3.972%
Series C	January 3, 2022	January 4, 2027	207	0.01	8,000,000	200	25	n/a	n/a	5.625 %
Series D [(4)]	November 18, 2025	December 15, 2030	494	0.01	5,000	500	100,000	500,000 (1/100th)	1,000	7.000 %
Total			$ 1,375		8,675,000	$ 1,370				

(1) The book value is net of direct issuance costs and premiums or discounts.
(2) Each depositary share represents a fractional ownership interest in a share of non-cumulative perpetual preferred stock.
(3) Upon conversion to SOFR in 2023, BancShares began paying a credit spread adjustment in addition to the stated dividend.
(4) The dividend rate is 7.000% per annum from the original issuance date to, but excluding, the first reset date of December 15, 2030. Thereafter, the dividend rate resets to the five-year treasury rate plus 3.301% on the fifth anniversary of the preceding reset date.

Dividends on BancShares Preferred Stock will be paid when, as, and if declared by the Board of Directors of the Parent Company, or a duly authorized committee thereof, to the extent that the Parent Company has lawfully available funds to pay dividends. If declared, dividends with respect to the BancShares Preferred Stock will accrue and be payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year. Dividends on the BancShares Preferred Stock will not be cumulative.

The Parent Company may redeem the BancShares Preferred Stock at its option, and subject to any required regulatory approval, at a redemption price equal to the "Liquidation Preference Per Share" in the table above, plus any declared and unpaid dividends to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any dividend payment date on or after the "Earliest Redemption Date" in the table above, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event.

Issuance of Series E Non-Cumulative Perpetual Preferred Stock

On February 5, 2026, the Parent Company issued and sold 6.625% non-cumulative perpetual preferred stock, series E ("Series E Preferred Stock"), for a total of $400 million. The issuance and sale included 16,000,000 depositary shares, each representing a 1/40th ownership interest in a share of Series E Preferred Stock with a liquidation preference of $1,000 per share (equivalent to $25 per depository share).

NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following table includes the components of AOCI:

Components of Accumulated Other Comprehensive Loss

dollars in millions	December 31, 2025			December 31, 2024		
	Pretax	Income Taxes	Net of Income Taxes	Pretax	Income Taxes	Net of Income Taxes
Unrealized loss on securities available for sale	$ (162)	$ 25	$ (137)	$ (762)	$ 178	$ (584)
Unrealized loss on securities available for sale transferred to held to maturity	(5)	1	(4)	(6)	2	(4)
Defined benefit pension items	282	(72)	210	182	(47)	135
Unrealized gain on cash flow hedge derivatives	19	(5)	14	11	(3)	8
Total accumulated other comprehensive income (loss)	$ 134	$ (51)	$ 83	$ (575)	$ 130	$ (445)

The following table summarizes the changes in the components of AOCI, net of income taxes:

Changes in Accumulated Other Comprehensive (Loss) Income by Component

dollars in millions	Unrealized loss on securities available for sale	Unrealized loss on securities available for sale transferred to held to maturity	Defined benefit pension items	Unrealized gain on cash flow hedge derivatives	Total accumulated other comprehensive (loss) income
Balance as of December 31, 2024	$ (584)	$ (4)	$ 135	$ 8	$ (445)
AOCI activity before reclassifications	449	—	75	9	533
Amounts reclassified from AOCI to earnings	(2)	—	—	(3)	(5)
Other comprehensive income for the period	447	—	75	6	528
Balance as of December 31, 2025	$ (137)	$ (4)	$ 210	$ 14	$ 83
Balance as of December 31, 2023	$ (577)	$ (5)	$ 91	$ —	$ (491)
AOCI activity before reclassifications	(7)	—	44	8	45
Amounts reclassified from AOCI to earnings	—	1	—	—	1
Other comprehensive (loss) income for the period	(7)	1	44	8	46
Balance as of December 31, 2024	$ (584)	$ (4)	$ 135	$ 8	$ (445)

Other Comprehensive Income

The amounts included in the Consolidated Statements of Comprehensive Income are net of income taxes. The following table presents the pretax and after tax components of other comprehensive income:

Other Comprehensive Income (Loss) by Component

dollars in millions	Year Ended December 31,							
	2025			2024				
	Pretax	Income Taxes	Net of Income Taxes	Pretax	Income Taxes	Net of Income Taxes	Income Statement Line Items
Unrealized loss on securities available for sale:							
AOCI activity before reclassifications	$ 603	$ (154)	$ 449	$ (10)	$ 3	$ (7)	
Amounts reclassified from AOCI to earnings	(3)	1	(2)	—	—	—	Realized gain on sale of investment securities, net
Other comprehensive income (loss) on securities available for sale	$ 600	$ (153)	$ 447	$ (10)	$ 3	$ (7)	
Unrealized loss on securities available for sale transferred to held to maturity:							
Amounts reclassified from AOCI to earnings	$ 1	$ (1)	$ —	$ 1	$ —	$ 1	Interest income on investment securities
Defined benefit pension items:							
Actuarial gain	$ 100	$ (25)	$ 75	$ 60	$ (16)	$ 44	
Unrealized gain on cash flow hedge derivatives:							
AOCI activity before reclassifications	$ 12	$ (3)	$ 9	$ 11	$ (3)	$ 8	
Amounts reclassified from AOCI to earnings	(4)	1	(3)	—	—	—	Interest income on loans and leases
Other comprehensive income on cash flow hedge derivatives	$ 8	$ (2)	$ 6	$ 11	$ (3)	$ 8	
Total other comprehensive income	$ 709	$ (181)	$ 528	$ 62	$ (16)	$ 46	

NOTE 17 — REGULATORY CAPITAL

BancShares and FCB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on BancShares' Consolidated Financial Statements. Certain activities, such as the ability to undertake new business initiatives, including acquisitions, the access to and cost of funding for new business initiatives, the ability to pay dividends, the ability to repurchase shares or other capital instruments, the level of deposit insurance costs, and the level and nature of regulatory oversight, largely depend on a financial institution's capital strength.

Federal banking agencies approved regulatory capital guidelines ("Basel III") aimed at strengthening previous capital requirements for banking organizations. The following table includes the Basel III requirements for regulatory capital ratios.

	Basel III Minimums	Basel III Conservation Buffers	Basel III Requirements
Regulatory capital ratios			
Total risk-based capital	8.00 %	2.50 %	10.50 %
Tier 1 risk-based capital	6.00	2.50	8.50
Common equity Tier 1	4.50	2.50	7.00
Tier 1 leverage	4.00	—	4.00

The FDIC also has Prompt Corrective Action ("PCA") thresholds for regulatory capital ratios. The regulatory capital ratios for BancShares and FCB are calculated in accordance with the guidelines of the federal banking authorities. The regulatory capital ratios for BancShares and FCB exceed the Basel III requirements and the PCA well capitalized thresholds as of December 31, 2025 and 2024 as summarized in the following table.

dollars in millions	Basel III Requirements	PCA Well Capitalized Thresholds	December 31, 2025		December 31, 2024	
			Amount	Ratio	Amount	Ratio
BancShares						
Total risk-based capital	10.50 %	10.00 %	$ 24,945	13.71 %	$ 24,610	15.04 %
Tier 1 risk-based capital	8.50	8.00	21,660	11.91	22,137	13.53
Common equity Tier 1	7.00	6.50	20,285	11.15	21,256	12.99
Tier 1 leverage	4.00	5.00	21,660	9.29	22,137	9.90
FCB						
Total risk-based capital	10.50 %	10.00 %	$ 24,739	13.62 %	$ 23,975	14.66 %
Tier 1 risk-based capital	8.50	8.00	22,796	12.55	21,852	13.37
Common equity Tier 1	7.00	6.50	22,796	12.55	21,852	13.37
Tier 1 leverage	4.00	5.00	22,796	9.79	21,852	9.78

As of December 31, 2025, BancShares and FCB had total risk-based capital ratio conservation buffers of 5.71% and 5.62%, respectively, which are in excess of the Basel III conservation buffer of 2.50%. As of December 31, 2024, BancShares and FCB had total risk-based capital ratio conservation buffers of 7.04% and 6.66%, respectively. The capital ratio conservation buffers represent the excess of the regulatory capital ratio as of December 31, 2025 and 2024 over the Basel III minimum for the ratio that is the binding constraint.

Additional Tier 1 capital for BancShares includes preferred stock discussed further in Note 15—Stockholders' Equity. Additional Tier 2 capital for BancShares and FCB primarily consists of qualifying ALLL and qualifying subordinated debt.

Dividend Restrictions
Dividends paid from FCB to the Parent Company are the primary source of funds available to the Parent Company for payment of dividends to its stockholders. The Board of Directors of FCB may approve distributions, including dividends, as it deems appropriate, subject to the requirements of the FDIC and the General Statutes of North Carolina, provided that the distributions do not reduce the regulatory capital ratios below the applicable requirements. FCB could have paid additional dividends to the Parent Company in the amount of $6.57 billion while continuing to meet the requirements for well capitalized banks at December 31, 2025. Dividends declared by FCB and paid to the Parent Company amounted to $1.68 billion for the year ended December 31, 2025. Payment of dividends is made at the discretion of FCB's Board of Directors and may be contingent upon satisfactory earnings as well as projected capital needs.

NOTE 18 — EARNINGS PER COMMON SHARE

The following table sets forth the computation of the basic and diluted earnings per common share:

Earnings per Common Share

dollars in millions, except share and per share data	Year Ended December 31,		
	2025	2024	2023
Net income	$ 2,206	$ 2,777	$ 11,466
Preferred stock dividends	57	61	59
Net income available to common stockholders	$ 2,149	$ 2,716	$ 11,407
Weighted average common shares outstanding			
Basic shares outstanding	13,002,455	14,341,872	14,527,902
Stock-based awards	—	783	11,711
Diluted shares outstanding	13,002,455	14,342,655	14,539,613
Earnings per common share			
Basic	$ 165.24	$ 189.42	$ 785.14
Diluted	$ 165.24	$ 189.41	$ 784.51

NOTE 19 — INCOME TAXES

The provision (benefit) for income taxes for the year ended December 31, 2025, 2024 and 2023 is comprised of the following:

Provision (Benefit) for Income Taxes

dollars in millions	Year Ended December 31,		
	2025	**2024**	**2023**
Current U.S. federal income tax provision	$ 585	$ 649	$ 400
Deferred U.S. federal income tax (benefit) / provision	(38)	68	46
Total federal income tax provision	547	717	446
Current state and local income tax provision	286	157	372
Deferred state and local income tax benefit	(79)	(71)	(222)
Total state and local income tax provision	207	86	150
Total non-U.S. income tax provision	11	12	15
Total provision for income taxes	$ 765	$ 815	$ 611

A reconciliation from the U.S. Federal statutory rate to BancShares' actual effective income tax rate for the year ended December 31, 2025, 2024 and 2023 is presented below. Income tax expense (benefit) includes, if applicable, federal, state and foreign taxes:

Effective Tax Rate Reconciliation

dollars in millions	Year Ended December 31,					
	2025		**2024**		**2023**	
	Amount	Percent	Amount	Percent	Amount	Percent
Pretax income domestic	$ 2,926		$ 3,551		$ 12,043	
Pretax income foreign	45		41		34	
Total pretax income	$ 2,971		$ 3,592		$ 12,077	
US federal statutory income tax rate	$ 624	21.0 %	$ 754	21.0 %	$ 2,536	21.0 %
Domestic federal taxes						
Tax credits						
Low income housing	(44)	(1.5)	(29)	(0.8)	(17)	(0.1)
Other	(26)	(0.9)	(16)	(0.4)	(6)	—
Nontaxable and nondeductible items						
Gain on acquisition	—	—	—	—	(1,874)	(15.5)
FDIC premiums	36	1.2	24	0.7	23	0.2
Other	4	0.1	—	—	2	—
Other	3	0.1	3	0.1	(7)	(0.1)
Domestic state and local income taxes, net of federal effect	149	5.0	33	0.9	(51)	(0.4)
Foreign tax effects	2	0.1	2	—	5	—
Changes in unrecognized tax benefits	17	0.6	44	1.2	—	—
Total effective tax rate	$ 765	25.7 %	$ 815	22.7 %	$ 611	5.1 %

On July 4, 2025, President Trump signed into law H.R. 1, referred to as the One Big Beautiful Bill Act (the "OBBBA"). The OBBBA contains several provisions that impact corporate taxation. The enactment of the OBBBA did not have a material impact on our tax rate or results of operations.

BancShares permanently reinvested eligible earnings of certain foreign subsidiaries and accordingly, does not accrue any U.S. or foreign taxes that would be due if those earnings were repatriated. As of December 31, 2025, this assertion resulted in an unrecognized net deferred tax liability of approximately $28 million.

Jurisdictions which make up the majority of state and local income tax are as follows:

State and Local Jurisdictions

Year Ended December 31,		
2025	**2024**	**2023**
California	California	California
New York	New York	New York
New York City	North Carolina	Massachusetts

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2025 and 2024 are presented below:

Components of Deferred Income Tax Assets and Liabilities

dollars in millions		December 31, 2025		December 31, 2024
Deferred Tax Assets:				
Allowance for loan and lease losses	$	466	$	500
Net unrealized loss on investment securities available for sale		67		226
Deferred compensation		129		128
Capitalized costs		21		110
Lease liabilities		77		84
Tax credits		75		79
Net operating loss carry forwards		67		76
Other		104		112
Total gross deferred tax assets		1,006		1,315
Deferred Tax Liabilities:				
Basis difference in loans		(1,886)		(2,243)
Operating leases		(1,938)		(1,847)
Loans and direct financing leases		(311)		(329)
Pension assets		(161)		(129)
Right of use assets for operating leases		(64)		(73)
Other		(130)		(149)
Total deferred tax liabilities		(4,490)		(4,770)
Total net deferred tax liability before valuation allowances		(3,484)		(3,455)
Less: valuation allowances		(17)		(17)
Net deferred tax liability after valuation allowances	$	(3,501)	$	(3,472)

Net Operating Loss Carryforwards and Valuation Adjustments

As of December 31, 2025, BancShares has DTAs totaling $67 million on its global net operating losses ("NOLs"). This includes: (1) DTAs of $50 million (net of federal expense) relating to cumulative state NOLs of $1.15 billion, including amounts of reporting entities that file in multiple jurisdictions, (2) DTAs of $12 million relating to cumulative non-U.S. NOLs of $55 million, and (3) DTAs of $5 million relating to cumulative federal NOLs of $23 million. The U.S. federal NOLs were substantially utilized in 2023 and the remaining federal NOLs are limited under Internal Revenue Code Sec. 382 and begin to expire in 2030. State NOLs begin to expire in 2026 and non-US NOLs will begin to expire in 2041.

As of December 31, 2025, BancShares has DTAs of $75 million from its global tax credits. This includes: (1) DTAs of $50 million from federal tax credits, which BancShares has committed to purchase in 2026, (2) DTAs of $20 million (net of federal expense) from state tax credits, and (3) DTAs of $5 million from non-U.S. tax credits. The federal tax credits begin to expire in 2046, the state tax credits begin to expire in 2026, and the non-U.S. credits begin to expire in 2035.

During 2025, management updated BancShares' forecast of future U.S. state taxable income. The updated forecast continues to support a valuation allowance of $17 million (net of federal benefit) on U.S. state DTAs relating to certain state NOLs as of December 31, 2025.

BancShares' ability to recognize DTAs is evaluated on a quarterly basis to determine if there are any significant events that would affect our ability to utilize existing DTAs. If events are identified that affect our ability to utilize our DTAs, changes to the valuation allowance may be required.

Liabilities for Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of UTBs is as follows:

Unrecognized Tax Benefits

dollars in millions	December 31, 2025			December 31, 2024	December 31, 2023
	Liabilities for Unrecognized Tax Benefits	Interest / Penalties	Total	Total	Total
Balance at beginning of period	$ 77	$ 9	$ 86	$ 31	$ 30
Additions for tax positions related to current year	4	—	4	8	—
Additions for tax positions related to prior years	14	6	20	48	5
Reductions for tax positions of prior years	(17)	—	(17)	—	—
Expiration of statutes of limitations	(2)	—	(2)	(1)	(2)
Settlements	(1)	(1)	(2)	—	(2)
Balance at end of period	$ 75	$ 14	$ 89	$ 86	$ 31

BancShares recognizes tax benefits when it is more likely than not that the position will prevail, based solely on the technical merits under the tax law of the relevant jurisdiction. BancShares will recognize the tax benefit if the position meets this recognition threshold determined based on the largest amount of the benefit that is more than likely to be recognized.

During the year ended December 31, 2025, BancShares recorded a net increase in UTBs, including interest and penalties. The net increase primarily related to additions for tax positions related to prior and current years and was partially offset by the reductions for tax positions of prior years, expiration of statutes of limitations, and settlements.

As of December 31, 2025, the accrued liability for interest and penalties is $14 million. BancShares recognizes accrued interest and penalties on UTBs in income tax expense.

BancShares has UTBs relating to uncertain state tax positions in various state jurisdictions resulting from tax filings submitted to the states. No tax benefit has been recorded for these uncertain tax positions in the consolidated financial statements.

The entire $89 million of UTBs including interest and penalties at December 31, 2025, would lower BancShares' effective income tax rate, if realized.

Income Taxes Paid

Federal, state, and foreign income taxes paid, net of refunds, for the years ended December 31, 2025, 2024 and 2023 are presented in the following table:

Cash Taxes Paid

dollars in millions	Year Ended December 31,		
	2025	2024	2023
U.S. federal	$ 231	$ 207	$ 169
U.S. state and local			
New York	26	*	*
New York City	24	*	27
California	*	231	216
North Carolina	*	47	*
Massachusetts	*	43	38
Illinois	*	39	*
Other	31	194	63
Total U.S. state and local	81	554	344
Foreign	3	2	1
Total taxes paid	$ 315	$ 763	$ 514

Immaterial amounts not required to be disclosed and are reflected in "Other."

Income Tax Audits

BancShares is subject to examinations by the U.S. Internal Revenue Service and other taxing authorities in jurisdictions where BancShares has significant business operations for the years ranging from 2015 through 2025. The tax years under examination vary by jurisdiction. BancShares does not expect completion of those audits to have a material impact on the firm's financial condition, but it may be material to operating results for a particular period, depending, in part, on the operating results for that period.

The table below presents the earliest tax years that remain subject to examination by major jurisdiction.

Jurisdiction	December 31, 2025
U.S. Federal	2022
New York State and City	2015
North Carolina	2016
California	2017
Canada	2018

NOTE 20 — EMPLOYEE BENEFIT PLANS

BancShares' benefit plans include noncontributory defined benefit pension plans and 401(k) savings plans, which are qualified under the Internal Revenue Code. BancShares also maintains agreements with certain executives providing supplemental benefits paid upon death or separation from service at an agreed-upon age.

BancShares sponsors benefit plans for its qualifying employees and eligible former employees of First Citizens Bancorporation, Inc. ("Bancorporation") and its former subsidiary, First Citizens Bank and Trust Company, Inc. ("First-Citizens South"). Bancorporation merged with BancShares, Inc. on October 1, 2014 and First-Citizens South merged with FCB on January 1, 2015.

Certain benefit plans of CIT were assumed by BancShares on the CIT Merger Date. CIT sponsored both funded and unfunded noncontributory defined benefit pension plans, executive retirement plans, and a 401(k) savings plan covering certain employees as further discussed below.

There were no benefit plans assumed in connection with the SVBB Acquisition.

Retirement Plans

Pension Plans

BancShares sponsors three qualified noncontributory defined benefit pension plans (the "Pension Plans"), including the First-Citizens Bank & Trust Company and Adopting Related Employers Pension Plan (the "FCB Pension Plan"), the First Citizens Bank and Trust Company, Inc. Pension Plan (the "First-Citizens South Pension Plan"), and a plan assumed upon completion of the CIT Merger (the "CIT Pension Plan").

Participants in the FCB Pension Plan and First-Citizens South Pension Plan were fully vested after five years of service. Retirement benefits are based on years of service and highest annual compensation for five consecutive years during the last ten years of employment. The FCB Pension Plan and First-Citizens South Pension Plan were closed to new participants as of April 1, 2007 and September 1, 2007, respectively. On the CIT Merger Date, BancShares assumed the CIT Pension Plan which is also closed to new participants. There were no discretionary contributions made to the Pension Plans during 2025 or 2024.

BancShares makes contributions to the Pension Plans in amounts between the minimum required for funding and the maximum amount deductible for federal income tax purposes. Management evaluates the need for its contributions to these plans on a periodic basis based upon numerous factors including, but not limited to, funded status, returns on plan assets, discount rates and the current economic environment.

Supplemental and Executive Retirement Plans

Upon the CIT Merger Date, BancShares assumed a frozen U.S. non-contributory supplemental retirement plan (the "Supplemental Retirement Plan") and an additional retirement plan for certain executives (the "Executive Retirement Plan"), which had been closed to new participants since 2006 and whose participants were all inactive. There were no discretionary contributions made to the Executive Retirement Plan or the Supplemental Retirement Plan in 2025 or 2024. Accumulated balances under the Executive Retirement Plan and the Supplemental Retirement Plan continue to receive periodic interest, subject to certain government limits. The interest credit was 4.8% and 4.3%, respectively, for the years ended December 31, 2025 and 2024.

Funding for Retirement Plans

The funding policy for the Pension Plans is to contribute an amount each year to meet all Employee Retirement Income Security Act ("ERISA") minimum requirements, including amounts to meet quarterly funding requirements, avoid "at-risk" status and avoid any benefit restrictions. BancShares may also contribute additional voluntary amounts each year (up to the maximum tax-deductible amount) in order to achieve certain target funding levels in the plans, with consideration also given to current and future cash flow and tax positions. No contributions are currently expected for the year ending December 31, 2026. The tables and disclosures below address the following: (i) the Pension Plans, the Supplemental Retirement Plan, and the Executive Retirement Plan (collectively, the "Retirement Plans"). The Supplemental and Executive Retirement Plans are unfunded. Therefore, the tables and disclosures below regarding plan assets apply to the Pension Plans, which are funded.

Obligations and Funded Status

The following table provides the changes in benefit obligations, assets and the funded status of the Retirement Plans at December 31, 2025 and 2024.

Obligations and Funded Status

dollars in millions	Retirement Plans	
	2025	2024
Change in benefit obligation		
Projected benefit obligation at January 1	$ 1,140	$ 1,169
Service cost	8	10
Interest cost	63	59
Actuarial loss (gain)	18	(30)
Benefits paid	(70)	(68)
Projected benefit obligation at December 31	1,159	1,140
Change in plan assets		
Fair value of plan assets at January 1	1,648	1,589
Actual return on plan assets	212	121
Employer contributions [1]	6	6
Benefits paid	(70)	(68)
Fair value of plan assets at December 31	1,796	1,648
Funded status at December 31	$ 637	$ 508
Information for retirement plans with a benefit obligation in excess of plan assets		
Projected and accumulated benefit obligations	$ 48	$ 49
Reported in Consolidated Balance Sheets		
Funded Pension Plans (other assets)	685	557
Unfunded Supplemental and Executive Retirement Plans (other liabilities)	(48)	(49)
Net funded status of Retirement Plans	$ 637	$ 508

[1] Represents contributions to cover benefits paid for unfunded Supplemental and Executive Retirement Plans.

The following table includes the amounts recognized in AOCI, before income taxes, at December 31, 2025 and 2024. Refer to Note 16—Accumulated Other Comprehensive (Loss) Income for additional information.

dollars in millions	Retirement Plans	
	2025	2024
Net actuarial gain	$ 282	$ 182

The accumulated benefit obligation for the Retirement Plans at December 31, 2025 and 2024 was $1.11 billion and $1.09 billion, respectively. The Retirement Plans use a measurement date of December 31.

The following table shows the components of periodic benefit cost related to the Retirement Plans and changes in assets and benefit obligations of the Retirement Plans recognized in other comprehensive income, before income taxes, for the years ended December 31, 2025, 2024 and 2023. Refer to Note 16—Accumulated Other Comprehensive (Loss) Income for additional information.

Net Periodic Benefit Costs and Other Amounts

dollars in millions

	Retirement Plans		
	Year Ended December 31		
	2025	**2024**	**2023**
Service cost	$ 8	$ 10	$ 9
Interest cost	63	59	61
Expected return on assets	(94)	(91)	(85)
Total net periodic benefit	(23)	(22)	(15)
Actuarial gain recognized in other comprehensive income	(100)	(60)	(109)
Total recognized in net periodic benefit cost and other comprehensive income	$ (123)	$ (82)	$ (124)

The actuarial gain in 2025 was primarily due to return on assets greater than expected, partially offset by the impact of a lower discount rate. The actuarial gain in 2024 was primarily due to return on assets greater than expected and higher discount rates, partially offset by higher interest crediting rate. Amortization of the actuarial gain recognized in earnings is excluded from the table above as it was less than one million dollars in 2025, 2024, and 2023.

Service costs and the amortization of prior service costs are recorded in personnel expense, while interest cost, expected return on assets and the amortization of actuarial gains or losses are recorded in other noninterest expense. Amortization of prior service cost is excluded from the table above as it was less than one million dollars in 2025, 2024, and 2023.

The weighted average assumptions (as of the end of each year) used to determine the benefit obligations at December 31, 2025 and 2024 are as follows:

Weighted Average Assumptions

	Retirement Plans	
	2025	**2024**
Discount rate	5.57 %	5.69 %
Rate of compensation increase	4.60	4.60
Interest crediting rate [1]	4.25	4.50

[1] Specific to cash investments in the CIT Pension Plan.

The weighted average assumptions (as of the beginning of each year) used to determine the net periodic benefit cost for the years ended December 31, 2025, 2024 and 2023, are as follows:

Weighted Average Assumptions

	Retirement Plans		
	2025	**2024**	**2023**
Discount rate	5.69 %	5.17 %	5.57 %
Rate of compensation increase	4.60	5.60	5.60
Expected long-term return on plan assets	6.20	6.18	6.14
Interest crediting rate [1]	4.50	4.00	4.25

[1] Specific to cash investments in the CIT Pension Plan.

The estimated discount rate, which represents the interest rate that could be obtained for a suitable investment used to fund the benefit obligations, is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the Pension Plans are discounted based on this yield curve and a single discount rate is calculated to achieve the same present value. The decrease in the discount rate from 5.69% at December 31, 2024 to 5.57% at December 31, 2025 used to determine the benefit obligations is reflective of the market conditions.

The weighted average expected long-term rate of return on Pension Plans' assets represents the average rate of return expected to be earned on the Pension Plans' assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return on the Pension Plans' assets, historical and current returns, as well as investment allocation strategies, are considered.

Assets of the Pension Plans
For the Pension Plans, our primary total return objective is to achieve returns over the long term that will fund retirement liabilities and provide desired benefits of the Pension Plans in a manner that satisfies the fiduciary requirements of the ERISA. The Pension Plans' assets have a long-term time horizon that runs concurrent with the average life expectancy of the participants. As such, the Pension Plans can assume a time horizon that extends well beyond a full market cycle and can assume a reasonable level of risk. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help generate a consistent level of return. The investments are broadly diversified across global, economic and market risk factors in an attempt to reduce volatility and target multiple return sources. Within approved guidelines and restrictions, the investment manager has discretion over the timing and selection of individual investments. Depending on the investment type, Pension Plan assets may be held by BancShares' trust department or held by a third-party servicer.

Equity securities are measured at fair value using observable closing prices. These securities are classified as Level 1 as they are traded in an active market. Fixed income securities are generally estimated using a third-party pricing service. The third-party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models which use a variety of inputs, such as benchmark yields, reported trades, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2.

Investments in collective investment funds, limited partnerships and common collective trusts were measured using the NAV per share practical expedient and are not required to be classified in the fair value hierarchy.

There were no direct investments in equity securities of BancShares included in the Pension Plans' assets in any of the years presented.

The following tables summarize the fair values and fair value hierarchy for the assets of the Pension Plans at December 31, 2025 and 2024.

Fair Value Measurements

dollars in millions

	December 31, 2025						
	Market Value	Level 1	Level 2	Level 3	Not Classified [1]	Weighted Average Target Allocation Pension Plans	Actual % of Plans' Assets
Cash and equivalents	$ 68	$ 68	$ —	$ —	$ —	—% - 5%	4 %
Equity securities						25% - 65%	45 %
Common and preferred stock	363	363	—	—	—		
Mutual funds	221	221	—	—	—		
Exchange traded funds	223	223	—	—	—		
Fixed income						30% - 65%	46 %
U.S. government and government agency securities	4	—	4	—	—		
Corporate bonds	4	—	4	—	—		
Collective investment funds (fixed income)	825	—	—	—	825		
Alternative investments						—% - 30%	5 %
Limited partnerships	88	—	—	—	88		
Total pension assets	$ 1,796	$ 875	$ 8	$ —	$ 913		100 %

	December 31, 2024						
	Market Value	Level 1	Level 2	Level 3	Not Classified [1]	Weighted Average Target Allocation Pension Plans	Actual % of Plans' Assets
Cash and equivalents	$ 56	$ 56	$ —	$ —	$ —	—% - 5%	3 %
Equity securities						25% - 65%	48 %
Common and preferred stock	145	145	—	—	—		
Mutual funds	182	182	—	—	—		
Exchange traded funds	458	458	—	—	—		
Fixed income						30% - 65%	45 %
U.S. government and government agency securities	7	—	7	—	—		
Corporate bonds	6	—	6	—	—		
Collective investment funds (fixed income)	736	—	—	—	736		
Alternative investments						—% - 30%	4 %
Limited partnerships	58	—	—	—	58		
Total pension assets	$ 1,648	$ 841	$ 13	$ —	$ 794		100 %

[1] *These investments have been measured using the NAV per share practical expedient and are not required to be classified in the above tables.*

Cash Flows
The following table presents estimated future benefits projected to be paid for the next ten years from the Pension Plans' assets or from BancShares' general assets calculated using current actuarial assumptions. Actual benefit payments may differ from projected benefit payments.

Projected Benefits

dollars in millions

	Retirement Plans
2026	$ 75
2027	79
2028	81
2029	84
2030	86
2031-2035	441

401(k) Savings Plans

BancShares sponsors two qualified defined contribution plans, the FCB 401(k) Plan and the FCB Legacy 401(k) Plan (the "Legacy 401(k) Plan," and together with the FCB 401(k) Plan, the "401(k) Plans"), which allow employees to voluntarily defer a pre-tax and/or post-tax portion of their compensation for retirement and receive certain employer contributions as further described below. Employees are eligible to participate in only one of the 401(k) Plans, depending on their hire date and whether they were hired before the Pension Plans and 401(k) Plans were restructured in 2007 (the "Restructuring of the Plans"), and in accordance with their elections made at that time.

Employees hired prior to the Restructuring of the Plans who elected to continue participation in their respective Pension Plan are eligible to make deferrals and receive employer matching contributions in accordance with the Legacy 401(k) Plan. Under the Legacy 401(k) Plan, FCB matches participants' deferrals in an amount equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation.

Employees hired prior to the Restructuring of the Plans who elected to participate in an "enhanced" 401(k) plan (now, the FCB 401(k) Plan) and associates hired or rehired after the Restructuring of the Plans (including former CIT and Silicon Valley Bank associates) can only participate in the FCB 401(k) Plan. Under the FCB 401(k) Plan, BancShares matches participants' deferrals in an amount equal to 100% of the first 6% of the participant's eligible compensation. The matching contribution immediately vests. In addition, BancShares may make discretionary nonelective employer contributions under the FCB 401(k) Plan to each eligible participant's account, without regard to the amount of the participant's deferrals. Historically, this nonelective employer contribution has been equal to 3% of participants' eligible compensation. The nonelective employer contribution vests after three years of service.

BancShares recognized expense for contributions to the 401(k) Plans of $174 million, $165 million, and $114 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Additional Benefits for Executives, Directors, and Officers

BancShares has entered into contractual agreements with certain executives providing payments for a period of no more than ten years following separation from service occurring no earlier than an agreed-upon age. These agreements also provide a death benefit in the event a participant dies prior to separation from service or during the payment period following separation from service. BancShares has also assumed liability for contractual obligations to directors and officers of previously acquired entities.

The following table provides the accrued liability as of December 31, 2025 and 2024, and the changes in the accrued liability during the years then ended:

dollars in millions	2025		2024	
Accrued liability as of January 1	$	33	$	34
Benefit expense and interest cost		2		3
Benefits paid		(3)		(4)
Accrued liability as of December 31	$	32	$	33
Discount rate at December 31		4.68 %		4.86 %

Other Compensation Plans

BancShares offers various short-term and long-term incentive plans for certain employees. Compensation awarded under these plans may be based on defined formulas, performance criteria, or at the discretion of management. The incentive compensation programs were designed to motivate employees through a balanced approach of risk and reward for their contributions toward BancShares' success. As of December 31, 2025 and 2024, the accrued liability for incentive compensation was $659 million and $705 million, respectively.

Certain compensation awards converted to BancShares' RSUs at completion of the CIT Merger. Compensation expense related to these awards was recognized over the vesting period or the requisite service period, which was generally three years for BancShares' RSUs. The following table presents the vesting activity during 2024. There were no grants of stock-based compensation awards during 2025 or 2024 and there were no unvested awards as of December 31, 2025 and 2024, as 2024 was the last year of vesting. The fair value of RSUs that vested and settled in stock during 2024 were $31 million.

Stock-Settled Awards Outstanding

share amounts in whole dollars

	Stock-Settled Awards	
	Number of Shares	Weighted Average Grant Date Value[1]
December 31, 2024		
Unvested at beginning of period	20,255	$ 859.76
Forfeited / cancelled	—	859.76
Vested / settled awards	(20,255)	859.76
Unvested at end of period	—	$ 859.76

[1] *Represents the share price of BancShares as of the CIT Merger Date.*

NOTE 21 — SEGMENT INFORMATION

Effective January 1, 2025, we made changes to the composition of our reportable segments as further discussed in Note 1—Significant Accounting Policies and Basis of Presentation, and the segment disclosures below for 2024 and 2023 were recast to conform with those segment composition changes.

BancShares' segments include the General Bank, the Commercial Bank, and Rail. All other financial information not included in the segments is reported in the Corporate section of the segment disclosures. We do not aggregate multiple operating segments into a reportable segment. Therefore, each of our operating segments are reportable segments.

Under our segment expense allocation methodology, allocated expenses increase noninterest expense of the applicable segment(s), with an offsetting decrease to Corporate noninterest expense. "All other noninterest expense" in the segment reporting tables below includes the effect of allocated expenses, resulting in a reduction to expense (or "Contra Expense") for Corporate.

General Bank

The General Bank segment delivers products and services to consumer and small business clients through our extensive network of branches and various digital channels. We offer a full suite of deposit products, loans (primarily residential mortgages and business and commercial loans), cash management, private banking, wealth management, payment services, and treasury services. We offer conforming and jumbo residential mortgage loans throughout the United States that are primarily originated through branches and retail referrals, employee referrals, internet leads, direct marketing and a correspondent lending channel, as well as through our private banking teams. Our wealth and private banking business offers a customized suite of products and services to individuals and institutional clients, as well as private equity and venture capital professionals and executive leaders of the innovation companies they support. Offerings include brokerage, investment advisory, private stock loans, other secured and unsecured lending products and vineyard development loans, as well as planning-based financial strategies, family office, financial planning, tax planning and trust services. The General Bank segment also includes a community association bank business that supports deposit, cash management and lending to homeowner associations and property management companies.

Revenue is primarily generated from interest income on loans and leases. Noninterest income is primarily generated from fees for banking and advisory services, including lending-related fees, most of the deposit fees and service charges and cardholder services, along with essentially all of the wealth management services income. We primarily originate loans by utilizing our branch network and industry referrals, as well as direct digital marketing efforts. We derive our SBA loans through a network of SBA originators. We periodically purchase loans on a whole-loan basis. We also invest in community development that supports the construction of affordable housing in our communities in line with our CRA initiatives.

Commercial Bank

The Commercial Bank segment provides a range of lending, leasing, capital markets, asset management, and other financial and advisory services, primarily tailored to commercial and middle market companies in a wide range of industries, including energy, healthcare, technology media and telecommunications, maritime, and aerospace and defense. Loans offered are primarily senior secured loans collateralized by accounts receivable, inventory, machinery and equipment, transportation equipment, and/or intangibles, and are often used for working capital, plant expansion, acquisitions, or recapitalizations. These loans include revolving lines of credit and term loans and, depending on the nature of the collateral, may be referred to as collateral-backed loans, asset-based loans or cash flow loans. We provide senior secured loans to developers and other commercial real estate professionals. Additionally, we provide business loans and leases, including both capital and operating leases, through a highly automated credit approval, documentation and funding process.

As disclosed in Note 1—Significant Accounting Policies and Basis of Presentation, Commercial Bank now includes products and services offered to commercial clients and investors across stages, sectors and regions in the innovation ecosystem, as well as private equity and venture capital firms. Loan products are offered through Global Fund Banking and Technology and Healthcare Banking and consist of capital call lines of credit, investor dependent loans, and commercial and industrial loans made primarily to technology, life science and healthcare companies.

We also provide factoring, receivable management, supply chain financing, and secured financing to businesses that operate in several industries. These include apparel, textile, furniture, home furnishings, and consumer electronics. Factoring entails the assumption of credit risk with respect to trade accounts receivable arising from the sale of goods from our factoring clients to their customers that have been factored (i.e., sold or assigned to the factor). Our factoring clients, which are generally manufacturers or importers of goods, are the counterparties on factoring, financing or receivables purchasing agreements to sell trade receivables to us. Our factoring clients' customers, which are generally retailers, are the account debtors and obligors on trade accounts receivable that have been factored.

Revenue is primarily generated from interest income on loans and leases. Noninterest income is mostly generated from rental income on operating lease equipment, lending-related fees, including most of the capital market fees and international fees, essentially all of the client investment fees, and other revenue from banking services. Noninterest income also includes all of the commissions earned on factoring-related activities. We derive our commercial lending business through direct marketing to borrowers, lessees, manufacturers, vendors, and distributors, as well as through our private equity and venture capital relationships. We also utilize referrals as a source for commercial lending business and may periodically buy participations or syndications of loans and lines of credit, or purchase loans on a whole-loan basis.

Rental income and depreciation expense on operating lease equipment is related to small and large ticket equipment we own and lease to others. Rental income is generally influenced by the size of the operating lease portfolio. Operating lease equipment is subject to depreciation expense over the useful life of the small and large ticket equipment, which is generally 3-10 years.

We offer a full suite of commercial deposit products and services through online and mobile banking platforms, as well as physical locations.

Rail

The Rail segment offers customized leasing and financing solutions on a fleet of railcars and locomotives to railroads and shippers throughout North America. Railcar types include covered hopper cars used to ship grain and agricultural products, plastic pellets, sand, and cement; tank cars for energy products and chemicals; gondolas for coal, steel coil and mill service products; open-top hopper cars for coal and aggregates; boxcars for paper and auto parts; and centerbeams and flat cars for lumber. Revenue is generated primarily from rental income on operating lease equipment, which is included in noninterest income, and to a lesser extent, gains on sale of leasing equipment. Rental income is generally influenced by the size of the operating lease portfolio, utilization of the railcars, re-pricing of equipment renewed upon lease maturities, and pricing on new leases. Re-pricing refers to the rental rate in the renewed equipment contract compared to the prior contract.

Operating lease equipment is subject to depreciation expense over the useful life of the rail equipment, which is generally longer in duration, 40-50 years. The Rail segment leases railcars, primarily pursuant to full-service lease contracts under which we, as lessor, are responsible for railcar maintenance and repair. Maintenance and other operating lease expenses relate to equipment ownership and leasing costs associated with the railcar portfolio and tend to be variable due to timing and the number of railcars coming on or off lease as well as asset condition.

Corporate

All other financial information not included in the segments is reported in Corporate. Corporate contains BancShares' centralized treasury function, which manages the investment security portfolio, interest-earning deposits at banks and corporate/ wholesale funding (e.g., borrowings, Direct Bank deposits and brokered deposits). Corporate deposits are primarily comprised of Direct Bank deposits.

Corporate includes interest income on investment securities and interest-earning deposits at banks; interest expense for borrowings, Direct Bank deposits, and brokered deposits; as well as funds transfer pricing allocations. Noninterest income includes gains or losses on sales of investment securities, fair value adjustments on marketable equity securities, and income from bank owned life insurance. Personnel cost in Corporate includes the personnel costs not allocated to the operating segments. Corporate includes acquisition-related expenses and certain items related to accounting for business combinations, such as gains on acquisitions, Day 2 Provision for Credit Losses and discount accretion income for certain acquired loans. Corporate also includes the offsetting impacts of Allocated Expenses as discussed above.

Segment Results and Select Period End Balances

The following tables present the condensed income statements by segment and include the significant segment expenses and measure of segment profit or loss.

dollars in millions		Year Ended December 31, 2025				
		General Bank	Commercial Bank	Rail	Corporate [1]	BancShares [2]
Net interest income (expense)	$	3,299 $	3,205 $	(213) $	523 $	6,814
Rental income on operating lease equipment		—	219	877	—	1,096
All other noninterest income		664	906	16	45	1,631
Total noninterest income		664	1,125	893	45	2,727
Total revenue		3,963	4,330	680	568	9,541
Depreciation on operating lease equipment		—	175	223	—	398
Maintenance and other operating lease expenses		—	—	244	—	244
Personnel cost		838	737	26	1,693	3,294
Acquisition-related expenses		—	—	—	141	141
All other noninterest expense [3]		1,493	1,686	72	(1,272)	1,979
Total noninterest expense		2,331	2,598	565	562	6,056
Provision for credit losses		77	437	—	—	514
Income before income taxes		1,555	1,295	115	6	2,971
Income tax expense		380	320	28	37	765
Net income (loss)	$	1,175 $	975 $	87 $	(31) $	2,206
Select Period End Balances						
Loans and leases	$	64,958 $	82,910 $	62 $	— $	147,930
Operating lease equipment, net		—	739	8,882	—	9,621
Investment securities		—	—	—	41,564	41,564
Deposits		74,796	41,532	2	45,248	161,578

[1] Corporate includes all other financial information that is not included in the reportable segments.

[2] In the segment reporting table above, there are no reconciling differences between BancShares and the aggregate of all reportable segments and Corporate.

[3] All other noninterest expense represents "other segment items" under ASC 280 and primarily includes Allocated Expenses, net occupancy expense, equipment expense, professional fees, third-party processing fees, FDIC insurance expense, marketing expense, and intangible amortization. All other noninterest expense is presented net of Allocated Expenses in the segment reporting table above, resulting in Contra Expense for Corporate as further discussed above.

	Year Ended December 31, 2024				
	General Bank	Commercial Bank	Rail	Corporate [1]	BancShares [2]
Net interest income (expense)	$ 2,951	$ 3,403	$ (186)	$ 975	$ 7,143
Rental income on operating lease equipment	—	227	821	—	1,048
All other noninterest income	612	882	14	59	1,567
Total noninterest income	612	1,109	835	59	2,615
Total revenue	3,563	4,512	649	1,034	9,758
Depreciation on operating lease equipment	—	185	209	—	394
Maintenance and other operating lease expenses	—	—	219	—	219
Personnel cost	783	741	25	1,529	3,078
Acquisition-related expenses	—	—	—	210	210
All other noninterest expense [3]	1,342	1,626	59	(1,193)	1,834
Total noninterest expense	2,125	2,552	512	546	5,735
Provision for credit losses	135	296	—	—	431
Income before income taxes	1,303	1,664	137	488	3,592
Income tax expense	362	442	36	(25)	815
Net income	$ 941	$ 1,222	$ 101	$ 513	$ 2,777
Select Period End Balances					
Loans and leases	$ 64,887	$ 75,272	$ 62	$ —	$ 140,221
Operating lease equipment, net	—	750	8,573	—	9,323
Investment securities	—	—	—	44,090	44,090
Deposits	72,956	40,026	18	42,229	155,229

dollars in millions	Year Ended December 31, 2023				
	General Bank	Commercial Bank	Rail	Corporate [1]	BancShares [2]
Net interest income (expense)	$ 2,560	$ 2,682	$ (141)	$ 1,611	$ 6,712
Rental income on operating lease equipment	—	231	740	—	971
All other noninterest income	526	756	5	9,817	11,104
Total noninterest income	526	987	745	9,817	12,075
Total revenue	3,086	3,669	604	11,428	18,787
Depreciation on operating lease equipment	—	179	192	—	371
Maintenance and other operating lease expenses	—	—	222	—	222
Personnel cost	734	599	22	1,281	2,636
Acquisition-related expenses	—	—	—	470	470
All other noninterest expense [3]	1,259	1,468	50	(1,141)	1,636
Total noninterest expense	1,993	2,246	486	610	5,335
Provision for credit losses	53	606	—	716	1,375
Income before income taxes	1,040	817	118	10,102	12,077
Income tax expense	279	213	31	88	611
Net income	$ 761	$ 604	$ 87	$ 10,014	$ 11,466
Select Period End Balances					
Loans and leases	$ 61,245	$ 72,034	$ 23	$ —	$ 133,302
Operating lease equipment, net	—	780	7,966	—	8,746
Investment securities	—	—	—	29,999	29,999
Deposits	68,507	38,179	13	39,155	145,854

[1] Corporate includes all other financial information that is not included in the reportable segments.

[2] In the segment reporting table above, there are no reconciling differences between BancShares and the aggregate of all reportable segments and Corporate.

[3] All other noninterest expense represents "other segment items" under ASC 280 and primarily includes Allocated Expenses, net occupancy expense, equipment expense, professional fees, third-party processing fees, FDIC insurance expense, marketing expense, and intangible amortization. All other noninterest expense is presented net of Allocated Expenses in the segment reporting table above, resulting in Contra Expense for Corporate as further discussed above.

NOTE 22 — COMMITMENTS AND CONTINGENCIES

Commitments

To meet the financing needs of its customers, BancShares and its subsidiaries have financial instruments with off-balance sheet risk. These financial instruments involve elements of credit, interest rate or liquidity risk and include commitments to extend credit and standby letters of credit.

The accompanying table summarizes credit-related commitments and other purchase and funding commitments:

dollars in millions	December 31, 2025	December 31, 2024
Financing Commitments		
Financing assets (excluding leases)	$ 51,726	$ 53,250
Letters of Credit		
Financial standby letters of credit	2,583	2,188
Other letters of credit	227	103
Deferred Purchase Agreements	1,723	1,802
Purchase and Funding Commitments [1]	102	178

[1] BancShares' purchase and funding commitments relate to the Rail segment commitments to fund railcar manufacturer purchase and upgrade commitments.

Financing Commitments

Commitments to extend credit are legally binding agreements to lend to customers. These commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Established credit standards control the credit risk exposure associated with these commitments. In some cases, BancShares requires collateral be pledged to secure the commitment, including cash deposits, securities and other assets.

Financing commitments, referred to as net unfunded loan commitments or lines of credit, primarily reflect BancShares' agreements to lend to its customers, subject to the customers' compliance with contractual obligations. At December 31, 2025 and 2024, substantially all undrawn financing commitments were senior facilities. Financing commitments also include $360 million and $79 million at December 31, 2025 and 2024, respectively, related to off-balance sheet commitments to fund other tax credit investments and other unconsolidated investments. These off-balance sheet investment commitments are contingent on events that have yet to occur and may be subject to change.

As financing commitments may not be fully drawn, may expire unused, may be reduced or canceled at the customer's request, and may require the customer to be in compliance with certain conditions, commitment amounts do not necessarily reflect actual future cash flow requirements.

The table above excludes uncommitted revolving credit facilities extended by Commercial Services to its clients for working capital purposes. In connection with these facilities, Commercial Services has the sole discretion throughout the duration of these facilities to determine the amount of credit that may be made available to its clients at any time and whether to honor any specific advance requests made by its clients under these credit facilities.

Letters of Credit

Standby letters of credit are commitments to pay the beneficiary thereof if drawn upon by the beneficiary upon satisfaction of the terms of the letter of credit. Those commitments are primarily issued to support public and private borrowing arrangements. To mitigate its risk, BancShares' credit policies govern the issuance of standby letters of credit. The credit risk related to the issuance of these letters of credit is essentially the same as in extending loans to clients and, therefore, these letters of credit are collateralized when necessary. These financial instruments generate fees and involve, to varying degrees, elements of credit risk in excess of amounts recognized in the Consolidated Balance Sheets.

Deferred Purchase Agreements

A DPA is provided in conjunction with factoring, whereby a client is provided with credit protection for trade receivables without purchasing the receivables. The trade receivables terms generally require payment in 90 days or less. If the client's customer is unable to pay an undisputed receivable solely as the result of credit risk, BancShares is then required to purchase the receivable from the client, less any borrowings for such client based on such defaulted receivable. The outstanding amount in the table above, less $211 million and $166 million at December 31, 2025 and 2024, respectively, of borrowings for such clients, is the maximum amount that BancShares would be required to pay under all DPAs. This maximum amount would only occur if all receivables subject to DPAs default in the manner described above, thereby requiring BancShares to purchase all such receivables from the DPA clients.

The table above includes $1.71 billion and $1.74 billion of DPA exposures at December 31, 2025 and 2024, respectively, related to receivables on which BancShares has assumed the credit risk. The table also includes $13 million and $59 million available under DPA credit line agreements provided at December 31, 2025 and 2024, respectively. The DPA credit line agreements specify a contractually committed amount of DPA credit protection and are cancellable by us only after a notice period, which is typically 90 days or less.

Litigation and Other Contingencies
The Parent Company and certain of its subsidiaries have been named as a defendant in legal actions arising from its normal business activities in which damages in various amounts are claimed. BancShares is also exposed to litigation risk relating to the prior business activities of banks from which assets were acquired and liabilities assumed.

BancShares is involved, and from time to time in the future may be involved, in a number of pending and threatened judicial, regulatory, and arbitration proceedings as well as proceedings, investigations, examinations and other actions brought or considered by governmental and self-regulatory agencies. These matters arise in connection with the ordinary conduct of BancShares' business. At any given time, BancShares may also be in the process of responding to subpoenas, requests for documents, data and testimony relating to such matters and engaging in discussions to resolve the matters (all of the foregoing collectively being referred to as "Litigation"). While most Litigation relates to individual claims, BancShares may be subject to putative class action claims and similar broader claims and indemnification obligations.

In light of the inherent difficulty of predicting the outcome of Litigation matters and indemnification obligations, particularly when such matters are in their early stages or where the claimants seek indeterminate damages, BancShares cannot state with confidence what the eventual outcome of the pending Litigation will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines, or penalties related to each pending matter will be, if any. In accordance with applicable accounting guidance, BancShares' establishes reserves for Litigation when those matters present loss contingencies as to which it is both probable that a loss will occur and the amount of such loss can reasonably be estimated. The actual results of resolving such matters may be substantially higher than the amounts reserved.

For certain Litigation matters for which a loss is probable or reasonably possible, BancShares is able to estimate a range of reasonably possible losses in excess of any established reserve, or for which there is no established reserve. Management currently estimates an aggregate range of reasonably possible losses of up to approximately $25 million in excess of any established reserves. This estimate represents reasonably possible losses (in excess of any established reserves) over the life of such Litigation, which may span a currently indeterminable number of years, and is based on information currently available as of December 31, 2025. The Litigation matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. For certain other Litigation matters for which a loss is probable or reasonably possible, BancShares is not able to estimate a range of reasonably possible losses.

Based on information currently available as of December 31, 2025, those Litigation matters for which BancShares is not able to estimate a range of reasonably possible losses or as to which a loss does not appear to be reasonably possible are not included within this estimated range and, therefore, this estimated range does not represent BancShares' maximum loss exposure.

The foregoing statements about BancShares' Litigation are based on BancShares' judgments, assumptions, and estimates and are necessarily subjective and uncertain. In the event of unexpected future developments, it is possible that the ultimate resolution of these cases, matters, and proceedings, if unfavorable, may be material to BancShares' consolidated financial position in a particular period.

NOTE 23 — PARENT COMPANY FINANCIAL STATEMENTS

The following tables present condensed stand-alone financial statements of the Parent Company:

Parent Company
Condensed Balance Sheets

dollars in millions	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 466	$ 310
Interest-earning deposits at banks	4	1
Investment in marketable equity securities	119	99
Note receivable from banking subsidiary	—	200
Investment in banking subsidiary	23,371	21,932
Investment in other subsidiaries	185	97
Other assets	81	75
Total assets	$ 24,226	$ 22,714
Liabilities and Stockholders' Equity		
Long-term borrowings	$ 1,839	$ 350
Borrowings due to banking subsidiary	—	44
Other liabilities	149	92
Total liabilities	1,988	486
Stockholders' equity	22,238	22,228
Total liabilities and stockholders' equity	$ 24,226	$ 22,714

Parent Company
Condensed Statements of Income

dollars in millions	Year Ended December 31		
	2025	2024	2023
Income			
Dividends from banking subsidiary	$ 1,680	$ 2,221	$ 367
Other income (loss)	25	25	(8)
Total income	1,705	2,246	359
Expenses			
Interest expense	80	16	22
Other expenses	75	61	40
Total expenses	155	77	62
Income before income taxes and equity in undistributed net income of subsidiaries	1,550	2,169	297
Income tax benefit	(16)	(22)	(14)
Income before equity in undistributed net income of subsidiaries	1,566	2,191	311
Equity in undistributed net income of subsidiaries	640	586	11,155
Net income	2,206	2,777	11,466
Preferred stock dividends	57	61	59
Net income available to common stockholders	$ 2,149	$ 2,716	$ 11,407

Parent Company
Condensed Statements of Cash Flows

dollars in millions		Year Ended December 31				
		2025		2024		2023
OPERATING ACTIVITIES						
Net income	$	2,206	$	2,777	$	11,466
Adjustments to reconcile net income to cash provided by operating activities:						
Undistributed net income of subsidiaries		(640)		(586)		(11,155)
Deferred tax expense (benefit)		16		2		(5)
Fair value adjustment on marketable equity securities, net		(22)		(13)		11
Stock based compensation expense		—		—		5
Realized gain on sale of investment securities, net		—		(6)		—
Net change in other assets		(13)		(15)		(17)
Net change in other liabilities		18		(5)		3
Other operating activities		2		3		—
Net cash provided by operating activities		1,567		2,157		308
INVESTING ACTIVITIES						
Net (increase) decrease in interest-earning deposits at banks		(3)		4		(2)
Purchase of marketable equity securities		—		(6)		—
Proceeds from sale of marketable equity securities		1		15		—
Note receivable from banking subsidiary		200		(200)		—
Other investing activities		(359)		(23)		—
Net cash used in investing activities		(161)		(210)		(2)
FINANCING ACTIVITIES						
Repayment of long-term borrowings		(350)		(17)		(87)
Repayment of borrowings due to banking subsidiary		(44)		(1)		(15)
Net proceeds from issuance of long-term borrowings		1,838		—		—
Net proceeds from preferred stock issuance		494		—		—
Repurchase of Class A common stock		(3,027)		(1,648)		—
Cash dividends paid		(161)		(158)		(117)
Other financing activities		—		(13)		(6)
Net cash used in financing activities		(1,250)		(1,837)		(225)
Net change in cash and due from banks		156		110		81
Cash and due from banks at beginning of year		310		200		119
Cash and due from banks at end of year	$	466	$	310	$	200
CASH PAYMENTS (REFUNDS) FOR:						
Interest	$	51	$	15	$	23
Income taxes		—		(1)		470

Item 9A. Controls and Procedures.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we are able to record, process, summarize and report in a timely manner the information required to be disclosed in the reports we file under the Exchange Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
We review our internal controls over financial reporting on an ongoing basis and make changes intended to ensure the quality of our financial reporting. There were no changes in our internal control over financial reporting during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, BancShares' internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of BancShares is responsible for establishing and maintaining adequate internal control over financial reporting. BancShares' internal control system was designed to provide reasonable assurance to BancShares' management and the Board regarding the preparation and fair presentation of published financial statements.

BancShares' management assessed the effectiveness of BancShares' internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013). Based on that assessment, BancShares' management believes, as of December 31, 2025, BancShares' internal control over financial reporting is effective. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

BancShares' independent registered public accounting firm has issued an audit report on BancShares' internal control over financial reporting. This report appears under "Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting" in Item 8. Financial Statements and Supplementary Data.

Item 9B. Other Information.

(a) Amended Long-Term Incentive Plan

On February 19, 2026, the Board adopted, effective January 1, 2026, an amended and restated First-Citizens Bank & Trust Company Long-Term Incentive Plan (the "Amended LTIP"). The Amended LTIP amends and restates in its entirety the prior Amended and Restated Long-Term Incentive Plan, effective January 1, 2022 (the "Prior Plan").

The Amended LTIP amends the Prior Plan to increase the maximum amount of awards that may be paid under the Amended LTIP to any one participant in any one fiscal year to $15,000,000.

The foregoing description of the Amended LTIP and its changes does not purport to be complete and is qualified in its entirety by the full text of the Amended LTIP, a copy of which is attached hereto as Exhibit 10.8 and is incorporated herein by reference.

(b) Director and Officer Trading Arrangements

During the fourth quarter of 2025, none of BancShares' directors or officers adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

PART III

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Raleigh, NC, PCAOB Firm ID: 185.

The other information required by this Item 14 is incorporated herein by reference from the "Proposal 3: Ratification of Appointment of Independent Accountants" section of the 2026 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated October 15, 2020, by and among CIT Group Inc., the Registrant, First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K dated October 20, 2020)
2.2	Amendment No. 1, dated September 30, 2021, to the Agreement and Plan of Merger dated October 15, 2020, by and among CIT Group Inc., the Registrant, First-Citizens Bank & Trust Company, and FC Merger Subsidiary IX, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 30, 2021)
2.3	Purchase and Assumption Agreement All Deposits, dated March 27, 2023, by and among the Federal Deposit Insurance Corporation, receiver of Silicon Valley Bridge Bank, N.A., the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K filed March 31, 2023)
2.4	Extensions of Time to the Purchase and Assumption Agreement All Deposits, dated March 27, 2023, by and among the Federal Deposit Insurance Corporation, receiver of Silicon Valley Bridge Bank, N.A., the Federal Deposit Insurance Corporation and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 2.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2023)
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, dated April 26, 2023 (incorporated by reference to Exhibit 3.01 to the Registrant's Form 8-K dated May 1, 2023)
3.2	Certificate of Designation of 5.375% Non-Cumulative Perpetual Preferred Stock, Series A, dated March 11, 2020 (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
3.3	Restated Certificate of Designation of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, dated February 22, 2022 (incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.4	Restated Certificate of Designation of 5.625% Non-Cumulative Perpetual Preferred Stock, Series C, dated February 22, 2022 (incorporated by reference to Exhibit 3.4 to the Registrant's Form 10-K for the year ended December 31, 2021)
3.5	Certificate of Designation of 7.000% Non-Cumulative Perpetual Preferred Stock, Series D, dated November 14, 2025 (incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K filed November 18, 2025)
3.6	Certificate of Designation of 6.625% Non-Cumulative Perpetual Preferred Stock, Series E, dated February 3, 2026 (incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K filed February 5, 2026)
3.7	Amended and Restated Bylaws of the Registrant, dated January 24, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated January 24, 2023)
4.1	Specimen of Registrant's Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.2	Specimen of Registrant's Class B Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-K for the year ended December 31, 2008)
4.3	Specimen of Registrant's 5.375% Non-Cumulative Perpetual Preferred Stock, Series A, Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.4	Specimen of Registrant's Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.5	Specimen of Registrant's 5.625% Non-Cumulative Perpetual Preferred Stock, Series C, Certificate (incorporated by reference to Exhibit 4.4 to Amendment No. 1 of the Registrant's Form S-4 Registration Statement (333-250131) filed on December 21, 2020)
4.6	Deposit Agreement, dated as of March 12, 2020, among the Registrant, Broadridge Corporate Issuer Solutions, Inc., as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A, filed on March 12, 2020)
4.7	Form of Depositary Receipt relating to the Registrant's 5.375% Non-Cumulative Perpetual Preferred Stock, Series A (included as Exhibit A in Exhibit 4.6 hereto)
4.8	Deposit Agreement, dated as of November 18, 2025, among the Registrant, Broadridge Corporate Issuer Solutions, LLC, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed November 18, 2025)
4.9	Form of Depositary Receipt relating to the Registrant's 7.000% Non-Cumulative Perpetual Preferred Stock, Series D (included as Exhibit A in Exhibit 4.8 hereto)
4.10	Deposit Agreement, dated as of February 5, 2026, among the Registrant, Broadridge Corporate Issuer Solutions, LLC, as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed February 5, 2026)
4.11	Form of Depositary Receipt relating to the Registrant's 6.625% Non-Cumulative Perpetual Preferred Stock, Series E (included as Exhibit A in Exhibit 4.10 hereto)
4.12	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (filed herewith)
4.13	Instruments defining the rights of holders of long-term debt will be furnished to the SEC upon request.
4.14	Amended and Restated Initial Purchase Money, Note dated March 27, 2023, made by First-Citizens Bank & Trust Company and payable to the order of the Federal Deposit Insurance Corporation, as received for Silicon Valley Bridge Bank, National Association, or its successors and registered assigns (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated November 27, 2023)
4.15	Custodial and Paying Agency Agreement, dated March 27, 2023, by and among First-Citizens Bank & Trust Company, individually and as custodian and debtor, U.S. Bank & Trust Company, National Association, as paying agent, and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K filed on November 27, 2023)
4.16	Amendment No. 1 to Custodial and Paying Agency Agreement, dated July 18, 2025, by and among First-Citizens Bank & Trust Company, individually and as custodian and debtor, U.S. Bank Trust Company, National Association, as paying agent, and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 4.2 to the Registrant's Form 10-Q for the quarter ended September 30, 2025)

*10.1	Executive Consultation, Separation from Service and Death Benefit Agreement, dated January 24, 2011, by and between Registrant's subsidiary First-Citizens Bank & Trust Company and Frank B. Holding, Jr. (incorporated by reference to Exhibit 9.1 to the Registrant's Form 8-K dated February 18, 2011)
*10.2	Executive Consultation, Separation from Service and Death Benefit Agreement, dated January 24, 2011, by and between Registrant's subsidiary First-Citizens Bank & Trust Company and Hope Holding Bryant (incorporated by reference to Exhibit 9.5 to the Registrant's Form 8-K dated February 18, 2011)
*10.3	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement, dated August 1, 2011, by and between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., and Peter M. Bristow (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.4	Employee Consultation, Post-Retirement, Non-Competition and Death Benefit Agreement, dated August 1, 2011, by and between Registrant's subsidiary, First-Citizens Bank & Trust Company as successor by merger to First Citizens Bank and Trust Company, Inc., and Craig L. Nix (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.5	Executive Consultation, Separation from Service and Death Benefit Agreement, dated January 24, 2011, by and between Registrant's subsidiary First-Citizens Bank & Trust Company and Jeffery L. Ward (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K for the year ended December 31, 2020)
*10.6	409A Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., effective January 31, 2013 (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.7	Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to First Citizens Bank and Trust Company, Inc., effective January 1, 1998 (incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-K for the year ended December 31, 2014)
*10.8	Amended and Restated Long-Term Incentive Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, effective January 1, 2026 (filed herewith)
*10.9	Form of Long-Term Incentive Plan Award Agreement (for awards in 2023) (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the year ended December 31, 2024)
*10.10	Form of Long-Term Incentive Plan Award Agreement (for awards in 2024) (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the year ended December 31, 2024)
*10.11	Form of Long-Term Incentive Plan Award Agreement (for awards in 2025 and 2026) (incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-K for the year ended December 31, 2024)
*10.12	Nonqualified Deferred Compensation Plan of Registrant's subsidiary, First-Citizens Bank & Trust Company, effective March 1, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated February 24, 2021)
*10.13	Merger Performance Plan of Registrant's subsidiary, First-Citizen's Bank & Trust Company, effective January 1, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended March 31, 2022)
10.14	Advance Facility Agreement, dated March 27, 2023, by and among First-Citizens Bank & Trust Company and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as lender and as collateral agent (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on November 27, 2023)
10.15	Security Agreement, dated March 27, 2023, by and among First-Citizens Bank & Trust Company, individually and as grantor and debtor, and the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, National Association, as notes designee and as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on November 27, 2023)
10.16	Termination Agreement dated April 7, 2025, by and between the Federal Deposit Insurance Corporation, as receiver for Silicon Valley Bridge Bank, N.A., and First-Citizens Bank & Trust Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed April 7, 2025)
19	Insider Trading Policy, dated February 4, 2026 (filed herewith)
21	Subsidiaries of the Registrant (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer (filed herewith)
31.2	Certification of Chief Financial Officer (filed herewith)
32.1	Certification of Chief Executive Officer (filed herewith)
32.2	Certification of Chief Financial Officer (filed herewith)
97	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to the Registrant's Form 10-K for the year ended December 31, 2023)
**101.INS	Inline XBRL Instance Document (filed herewith)
**101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
**101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
**101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
**101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
**101.DEF	Inline XBRL Taxonomy Definition Linkbase (filed herewith)
**104	Cover Page Interactive Data File (embedded within the Inline XBRL document filed as Exhibit 101)
*	Management contract or compensatory plan or arrangement.
**	Interactive data files are furnished but not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Citizens BancShares, Inc. (Registrant)

/s/ Frank B. Holding, Jr.

Frank B. Holding, Jr.
Chairman and Chief Executive Officer

Dated: February 24, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities indicated on February 24, 2026.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ Frank B. Holding, Jr. **Frank B. Holding, Jr.**	Chairman and Chief Executive Officer	February 24, 2026
/s/ Craig L. Nix **Craig L. Nix**	Chief Financial Officer (principal financial officer and principal accounting officer)	February 24, 2026
/s/ Ellen R. Alemany * **Ellen R. Alemany**	Director	February 24, 2026
/s/ Victor E. Bell, III * **Victor E. Bell, III**	Director	February 24, 2026
/s/ Peter M. Bristow * **Peter M. Bristow**	Director	February 24, 2026
/s/ Hope H. Bryant * **Hope H. Bryant**	Director	February 24, 2026
/s/ Eugene Flood, Jr. * **Eugene Flood, Jr.**	Director	February 24, 2026
/s/ Robert R. Hoppe * **Robert R. Hoppe**	Director	February 24, 2026
/s/ David G. Leitch * **David G. Leitch**	Director	February 24, 2026
/s/ Robert E. Mason, IV * **Robert E. Mason, IV**	Director	February 24, 2026

Signature	Title	Date
/s/ Diane E. Morais *	Director	February 24, 2026
Diane E. Morais		
/s/ Robert T. Newcomb *	Director	February 24, 2026
Robert T. Newcomb		
/s/ R. Mattox Snow, III *	Director	February 24, 2026
R. Mattox Snow, III		

*   Craig L. Nix hereby signs this Annual Report on Form 10-K on February 24, 2026, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a Power of Attorney filed herewith.

By: /s/ Craig L. Nix

Craig L. Nix
As Attorney-In-Fact



First Citizens BancShares, Inc. | 4300 Six Forks Road | Raleigh, North Carolina 27609